SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

HSBC Holdings plc
42nd Floor, 8 Canada Square,
London E14 5HQ,
England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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H S B C  H O L D I N G S  P L C

Cautionary Statement Regarding Forward-Looking Statements

This Interim Report contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC’s expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. For example, certain of the market risk disclosures, some of which are only estimates and, therefore, could be materially different from actual results, are dependent on key model characteristics and assumptions and are subject to various limitations. Certain statements, such as those that include the words ‘potential’, ‘value at risk’, ‘estimated’, ‘expects’, ‘anticipates’, ‘objective’, ‘intends’, ‘plans’, ‘believes’, ‘estimates’, and similar expressions or variations on such expressions may be considered ‘forward-looking statements’.

     Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission (‘SEC’) on Form 20-F, Form 6-K, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.

     Forward-looking statements involve inherent risks and uncertainties. Readers should be cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and it should not be assumed that they have been reviewed or updated in the light of new information or future events. Trends and factors that are expected to affect HSBC’s results of operations are described in the ‘Financial Review’. A more detailed cautionary statement is given on pages 5 and 6 of the Annual Report and Accounts 2004.

Certain Defined Terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’ means HSBC Holdings together with its subsidiaries. Within this document, the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares.

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H S B C  H O L D I N G S  P L C

Financial Highlights

HSBC’s interim Financial Statements and Notes thereon, as set out on pages 115 to 159, comply with all current International Financial Reporting Standards (‘IFRSs’). Current IFRSs that have been adopted by HSBC in preparing these interim Financial Statements have been endorsed by the European Union (‘EU’) except for ‘Amendment to International Accounting Standard (‘IAS’) 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’, ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ and International Financial Reporting Interpretations Committee (‘IFRIC’) 4 ‘Determining whether an arrangement contains a lease’. It is expected that these amendments will be endorsed by the EU and be effective for HSBC’s reporting for the year ended 31 December 2005. This is the first time HSBC’s results have been prepared under IFRSs: its first such set of annual financial statements will be published in the Annual Report and Accounts for the year ending 31 December 2005 (‘Annual Report and Accounts 2005’). In moving to IFRSs, HSBC has applied a number of available transition options which means that prior year figures are not fully comparable with those presented in respect of 2005. Details of HSBC’s transition to IFRSs are set out on page 158.

     HSBC published its IFRS 2004 Comparative Financial Information on 5 July 2005, which summarised the principal effects of IFRSs on the comparative financial information for 2004 and included a reconciliation between data previously reported in respect of 2004 under UK Generally Accepted Accounting Principles (‘UK GAAP’) and under IFRSs. HSBC’s consolidated balance sheet at 1 January 2005 differs from the closing balance sheet dated 31 December 2004 as the former reflects first-time adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’).

     HSBC uses the US dollar as its presentation currency because the US dollar and currencies linked to it form the major currency bloc in which HSBC transacts its business. Unless otherwise stated, the numbers presented in this document have been prepared in accordance with IFRSs.

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
For the period
Total operating income	29,859	27,289	28,737
Profit before tax	10,640	10,120	8,823
Profit attributable to shareholders	7,596	6,940	5,978
Dividends	(4,575)	(4,052)	(2,862)

At period-end
Total equity	91,681	89,633	99,197
Total shareholders’ equity	86,713	77,066	85,522
Capital resources	101,722	81,075	90,780
Customer accounts and deposits by banks	841,075	731,929	777,127
Total assets	1,466,810	1,157,108	1,279,978
Risk-weighted assets	794,834	655,695	759,210

	US$	US$	US$
Per ordinary share
Basic earnings	0.69	0.64	0.55
Diluted earnings	0.68	0.63	0.54
Dividends	0.41	0.37	0.26
Net asset value at period end	7.73	6.99	7.66

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
Share information
US$0.50 ordinary shares in issue (million)	11,222	11,026	11,172
Market capitalisation (billion)	US$179	US$165	US$190
Closing market price per ordinary share:
– London	£8.90	£8.20	£8.79
– Hong Kong	HK$125.00	HK$117.50	HK$133.00
Closing market price per American Depositary Share (‘ADS’)[1]	US$79.65	US$74.91	US$85.14

1	Each ADS represents five ordinary shares.

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H S B C   H O L D I N G S   P L C

Financial Highlights (continued)

Capital and performance ratios (annualised)
		Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	%	%	%
Capital ratios
Tier 1 capital	8.7	9.3	8.9
Total capital	12.8	12.4	12.0

Performance ratios
Return on average invested capital[1]	16.5	16.7	13.3
Return on average total shareholders’ equity[2]	17.6	18.2	14.5
Post-tax return on average total assets	1.18	1.37	1.08
Post-tax return on average risk-weighted assets	2.09	2.41	1.89

Credit coverage ratios
Loan impairment charges as a percentage of total operating income	11.0	9.9	12.1
Loan impairment charges as a percentage of average gross customer advances	1.0	0.9	1.1
Total allowances for loan impairment charges outstanding as a percentage of non-performing loans at period end	101.3	97.8	98.4

Efficiency and revenue mix ratios
Cost:income ratio[3]	48.5	46.2	48.4
– constant currency basis	48.5	46.4	48.7
Cost efficiency ratio[4]	51.6	49.7	53.5
– constant currency basis	51.6	50.0	53.6
As a percentage of total operating income:
– net interest income	55.9	55.4	55.6
– net fee income	23.6	23.5	21.9
– trading income	7.8	5.1	4.2

	Over 1 year	Over 3 years	Over 5 years
HSBC total shareholder return (‘TSR’) to 30 June 2005[5,6]	113.7	137.9	149.7
Benchmarks:
FTSE 100[7]	118.6	122.0	94.6
MSCI World[8]	111.9	114.9	77.7

1	The definition of return on average invested capital and a reconciliation to the equivalent GAAP measures are set out on page 26.
2	The return on average total shareholders’ equity is defined as profit attributable to shareholders divided by average total shareholders’ equity.
3	The cost:income ratio is defined as total operating expenses divided by total operating income.
4	The cost efficiency ratio is defined as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions.
5	TSR is defined on page 220 of the Annual Report and Accounts 2004.
6	The current TSR of its peer group benchmark is defined on page 4 of the Annual Report and Accounts 2004.
7	The Financial Times-Stock Exchange 100 Index.
8	The Morgan Stanley Capital International World Index.

Comparison of financial information

When reference to ‘constant currency’ or ‘constant exchange rates’ is made, comparative data, as reported in the functional currencies of HSBC’s operations, have been translated at the exchange rates applied in the current period in respect of the income statement or balance sheet as appropriate. When reference to ‘underlying basis’ is made, comparative data have been expressed at constant currency and adjusted for the impact of acquisitions and for the change in presentation of non-equity minority interests.

As the transition to IFRSs affects the strict comparability of the financial information presented in this document (see page 158), the commentary that follows identifies the specific impact where this is material to a reader’s understanding of the underlying business trends.

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H S B C   H O L D I N G S   P L C

Distribution of Results

By geographical region

			Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
Profit before tax
Europe	2,886	27.2	2,969	29.3	2,787	31.5
Hong Kong	2,419	22.7	2,609	25.8	2,221	25.2
Rest of Asia-Pacific	1,280	12.0	969	9.6	878	10.0
North America	3,713	34.9	3,417	33.8	2,653	30.1
South America	342	3.2	156	1.5	284	3.2

Profit before tax	10,640	100.0	10,120	100.0	8,823	100.0

Tax expense	(2,658)		(2,513)		(2,172)

Profit for the period	7,982		7,607		6,651

Profit attributable to shareholders	7,596		6,940		5,978

Profit attributable to minority interests	386		667		673

By customer group

			Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
Profit before tax
Personal Financial Services	5,470	51.4	4,536	44.8	3,961	44.9
Commercial Banking	2,373	22.3	2,175	21.5	1,882	21.3
Corporate, Investment Banking and Markets	2,298	21.6	2,791	27.6	2,497	28.3
Private Banking	451	4.2	362	3.6	335	3.8
Other	48	0.5	256	2.5	148	1.7

Profit before tax	10,640	100.0	10,120	100.0	8,823	100.0

Constant currency

Constant currency comparatives for the half-years to 30 June 2004 and 31 December 2004, used in the 2005 commentaries, are computed by retranslating into US dollars:

•	the income statements for the half-years to 30 June 2004 and 31 December 2004 of non-US dollar branches, subsidiaries, joint ventures and associates at the average rates of exchange for the half-year to 30 June 2005; and

•	the balance sheets at 30 June 2004 and 31 December 2004 for non-US dollar branches, subsidiaries, joint ventures and associates at the rates of exchange ruling at 30 June 2005.

     No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currency of any HSBC branches, subsidiaries, joint ventures and associates.

	Growth in revenue and costs: half-year to 30 June 2005 compared with the half-year to

	30 June 2004		31 December 2004
	As	Constant	As	Constant
	reported	currency	reported	currency
	%	%	%	%
Operating income and cost growth
Total operating income	9	7	4	2
Net operating income before loan impairment charges and other credit risk provisions	11	9	8	6
Total operating expenses	15	12	4	2

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H S B C   H O L D I N G S   P L C

Group Chairman’s Comment

The first half of 2005 was one of continued progress for HSBC. In aggregate, we grew net operating income by US$2.2 billion or 10 per cent compared with the first half of 2004. We achieved profit attributable to shareholders of US$7.6 billion, an increase of 9 per cent. Earnings per share of US$0.69 was 8 per cent higher than in the first half of 2004. In line with our schedule of paying quarterly dividends, the Directors have approved a second interim dividend of US$0.14 per share, which will be payable on 5 October 2005. Total dividends declared to date in respect of 2005 amount to US$0.28 per share and are US$0.02, or 8 per cent, higher than in the prior period.

     In many of our major markets, the rate of economic growth was slightly lower than in the first half of 2004. To a large extent our results are a measure of our success in expanding our personal financial services and commercial banking businesses in new and emerging markets. The results also reflect robust profit growth in our European Commercial Banking business from productivity improvements and stronger performance in our US consumer finance business as our reshaping of that portfolio has contributed to lower credit costs. In addition, the value of our deposit base in the Hong Kong SAR improved as Hong Kong dollar interest rates rose to track US rates once again.

     Much of 2004 was devoted to the integration of acquisitions in the US and Mexico. Having completed those tasks successfully, we have again concentrated on organic growth during the first six months of this year. One particularly encouraging feature of our progress has been the extent to which our operations in emerging markets have harnessed HSBC’s global capabilities to enhance their competitive position. One of HSBC’s inherent strengths is its ability to collect from, and share best practices within, a network that spans 77 countries and territories. In each of Argentina, Indonesia, the Middle East and Turkey, we achieved growth in pre-tax profits of 50 per cent or more. Growth in pre-tax profits in Mexico and Brazil exceeded 20 per cent. In mainland China, our profits have grown five-fold following our investment in 2004 in Bank of Communications.

Investing for the future

Our strong capital generation allows us to fund the development of our existing operations while laying the foundations for the long-term growth of our business. We estimate that, at any one time, up to 10 per cent of our capital is earmarked for investments in businesses of the future which will help to secure HSBC’s strong position in a rapidly changing industry. Although our strong balance sheet gives us the ability to make acquisitions, provided they meet certain strict criteria, our preferred use of the capital we retain after servicing dividends is for investment in our own business. Our strategy is to identify markets with the greatest future profit potential around the world and those customers who will benefit from HSBC’s competitive advantages. This way we can create opportunities for growth.

     Many of our achievements in the first half of 2005 illustrate the strength of our approach.

•	Our cards businesses in Asia outside Hong Kong, and the Middle East, generated income of US$228 million, 38 per cent up on the comparative period and 287 per cent up on the same period five years ago. In the course of those five years, we have appointed over 8,750 sales agents to distribute cards, and invested substantially in marketing to grow our cards business. Cards in force reached five million compared to 1.6 million five years ago, with our card receivables and spending both achieving some 300 per cent growth, a compound annual growth rate of more than 30 per cent.

•	We acquired Demirbank (now HSBC Bank A.S.) in 2001 to develop our presence in Turkey. In aggregate, our profits in Turkey in constant currency have risen from US$84 million in the first full year of acquisition to US$133 million in the first half of 2005. This has been driven by the expansion in personal financial services, commercial banking and in treasury as HSBC in Turkey has increasingly made use of the Group’s relationships and capabilities.

•	In euro denominated bond issuance for corporate customers, HSBC ranked 14th in 2000 when CCF was acquired. In the first half of 2005, HSBC ranked fourth, reflecting the success of creating centres of excellence in different product areas in both Paris and London.

•	In 1998, we took the decision to grow our fund administration business in Europe and Asia to augment our custody business. Its skills set was complementary to that of Bank of Bermuda and the synergies achieved from combining the businesses in mid-2004 led to revenues in the first half of 2005 of US$536 million, 74 per cent above that achieved in the comparable period in 2004.

•	Over the past four years we have made a significant commitment to developing our cash management capabilities in Asia. As a result, and supported by our market-leading suite of cash

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management products, we won the mandate for one of the world’s largest consumer products companies, and first half 2005 revenues in this area were 39 per cent higher than in the corresponding period in 2004.

•	In 2003 and 2004, we repositioned our UK bank’s service platform for personal and commercial business customers in a drive for higher productivity. Against essentially flat cost growth we have gained market share in all core product areas and through better customer segmentation and channel management are now addressing underlying profitability.

•	Over the last five years we have integrated HSBC’s private banking businesses following the acquisitions of Republic New York Corporation and Safra Republic Holdings in 1999, of CCF in 2000 and of Bank of Bermuda in 2004. In the first half of 2005, this business achieved record results, 25 per cent above the comparable period in 2004 and more than double its first half performance in 2001.

•	In Brazil, HSBC continued the expansion of its Losango consumer finance business acquired in late 2003. Loan assets increased by 60 per cent in the first half of 2005, compared with the same period in 2004. This growth was driven by an increase in the number of branches from 121 to 320. Approximately half of this growth, 112 branches, was obtained with the acquisition of Valeu Promotora de Vendas and CrediMatone S.A. in late 2004.

Corporate, Investment Banking and Markets

The examples above illustrate our commitment to invest where the opportunity is clear and strategically important despite constraints on short-term profitability. That is where we stand today as we press ahead with the build-out of new business streams within our Corporate, Investment Banking and Markets (‘CIBM’) business. Although we are only two and a half years into a five-year strategic plan, we are encouraged, nevertheless, by clear evidence of sustained progress:

•	Within Global Markets, the product areas we augmented in 2003 and 2004 all showed positive revenue trends and improved rankings in client surveys. In particular, revenues grew in structured derivatives, credit products and in equities while the core business captured for the first time the premier position in London in Euromoney’s 2005 foreign exchange survey and, for the eighth year in a row, remained ‘Best at Treasury and Risk Management in Asia’ in the
same publication. In Europe, our market share of government bond trading improved significantly as we continued to extend our primary dealership network. Globally, we now rank fourth in market share of interest rate derivatives, up from 17th in 2002.

•	In Global Investment Banking, revenues rose, reflecting our progress in doing more business with existing clients, a strong performance in project and asset finance, and an increase in advisory work. We have been particularly successful in engaging clients on China-related assignments and we have continued to build our cross-border and cross-regional franchises. Key advisory transactions included advising Dubai International Capital on its £800 million acquisition of Tussauds Group in the UK and Bank of America on its US$3 billion acquisition of a strategic stake in China Construction Bank.

•	Our share of international bond issuance rose to 5.1 per cent from 4.5 per cent. Notable transactions included the €6 billion, 50-year benchmark bond for the French government and the €1 billion, 10-year bond for Hutchison Whampoa. We continue to add to our capabilities in asset-backed securities, equity capital markets and high yield debt. Notable transactions included a €1.5 billion covered bond for Northern Rock in the UK; the €858 million initial public offering for French autoroute operator Sanef; and a high yield bond and senior debt financing for Rexel, also in France.

     Cost growth in CIBM in the first half of 2005 was in line with our plans. However, in common with many of our peers, we achieved lower than projected revenues due mostly to reduced income from balance sheet management activities as yield curves in most major currencies flattened markedly. As the cost base in CIBM now reflects most of the investment in building the business, future cost growth will consequently be significantly lower. We remain confident that the strategy we have set for the development of this business is the right one for HSBC’s clients and shareholders, and that it is far less expensive and far less risky than growth by acquisition.

Progress in China

HSBC is well positioned in China. Apart from our proprietary branches, we own significant stakes in Bank of Communications, the country’s fifth largest bank, and in Ping An, its second largest life insurance company.

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     H S B C  H O L D I N G S  P L C

Group Chairman's Comments (continued)

     We are encouraged by our progress in China and by the performance of the strategic investments we have made. Co-operation with both Ping An and with BoCom is excellent. We now have 16 staff working with BoCom, primarily focused on the joint credit card launch which was announced on 15 July. In June, we responded positively to the opportunity to acquire, for the equivalent of US$1.04 billion, a further 9.9 per cent interest in Ping An from two private equity firms and to take our aggregate stake to 19.9 per cent. Subject to shareholder and regulatory approvals, we expect this to close in the third quarter.

     The US$2.17 billion initial public offering of BoCom on the Hong Kong Stock Exchange in June was a conspicuous success, with HSBC jointly lead managing the listing and equity distribution. We invested US$430 million to maintain our investment at 19.9 per cent.

     We welcome the initiative taken recently by China to target the renminbi to a currency basket. We believe it represents further progress in exchange rate reform and that it will give China’s authorities more flexibility in managing their currency.

The credit environment

Globally, the credit environment remained mainly benign. There was a notable improvement in credit behaviour in the US, reflecting a positive trend in employment and rising average earnings. The most difficult credit market currently remains the UK where interest rate rises in 2004, combined with slower growth in employment and a subdued property sector, have contributed to an increased loan impairment charge in unsecured personal lending. In late 2004, we took actions to address these trends and they are now beginning to be reflected in our credit outlook. Additionally, from this month HSBC will become the UK’s first clearing bank to implement positive data sharing. We will share the full credit records of the five million personal customers for whom we hold consent with other regulated lenders via the country’s largest credit reference agency. In commercial banking in the UK, we continue to monitor closely how the slowdown in consumer spending is affecting the retail supply chain and the service and property sectors that support it.

Acquisitions and disposals

Apart from our continued expansion in China described above, we made only a few small acquisitions during the first half of 2005. These were principally in the US where among HSBC Finance Corporation’s acquisitions were the private label credit card portfolios of both Neiman Marcus, the department store chain, and of The Bon-Ton Stores, Inc.

     More significantly, we took steps to divest ourselves of a number of businesses where we lacked critical mass and where disposals best served our shareholders’ interests. Included in this category were our property and casualty insurance business in Brazil, HSBC Dewaay in Belgium, Netvalor in France, our asset management business in Australia, and our interest in Framlington in the UK, which was announced last week. These transactions, including those which are due to complete during the second half of 2005, will realise an aggregate consideration of over US$550 million.

Outlook

When we reported our results for 2004, we highlighted certain trends which will shape our business in the years ahead. These remain central to our assessment of future opportunities and challenges. As economies become more open, world prosperity, including that of the international financial system, will depend increasingly on continuing growth in trade, not least because of the increasing disparity between the physical location of the world’s resources and those who consume them.

     Long-term, this trend will encourage growth but in the short-term it may create challenges as economies adjust to a different competitive environment. Where political systems are unable or unwilling to make the necessary adjustments there is a risk of protectionism.

     For the foreseeable future, we believe the main drivers of economic growth will continue to be NAFTA, led by the US, and Asia, with China increasingly important. The impact of monetary and fiscal policy in the US in correcting the recent slowdown of its economy has been remarkable and is reflected in strengthening consumer confidence and resilient spending. China’s economic growth in the first half of 2005 has again been exceptionally strong.

     Our results in the first half of 2005 have again highlighted the importance of our presence in emerging markets. Our performance in Mexico has been particularly pleasing. We continue to see exciting opportunities to build on our results there and also to grow large and successful businesses in Brazil, Turkey, the Middle East, India and South Korea.

     Personal and small business lending will be at the core of our plans for growth as we deploy technology and human expertise developed in more

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mature markets. This transfer of skills is well under way and is accelerating. There are fewer opportunities to generate profits from treasury activities in the current interest rate environment and so our ability to increase revenues from our retail and commercial banking businesses will be particularly important in the near term. We also remain focused on the fact that credit charges are currently low against historical experience and we expect these to increase.

     The range of opportunities available to us to expand is more balanced geographically than ever before. We are, therefore, concentrating our capital and other resources on key strategic priorities and divesting ourselves of certain businesses where the returns are less attractive. At the same time, we will maintain the strong financial position that has served HSBC well throughout its history and which, going forward, will allow us to both grow our business and pursue a progressive dividend policy.

Sir John Bond, Group Chairman
1 August 2005

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management

Directors

Sir John Bond, Group Chairman

Age 64. An executive Director since 1990; Group Chief Executive from 1993 to 1998. Joined HSBC in 1961; a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, having been an executive Director from 1988 to 1992. A Director of HSBC North America Holdings Inc. A Director of HSBC Bank plc from 1993 to 1997 and Chairman from 1998 to 2004. A non-executive Director of Ford Motor Company and of Vodafone Group Plc.

*	The Baroness Dunn, DBE, Deputy Chairman and senior non-executive Director

Age 65. An executive Director of John Swire & Sons Limited and a Director of Swire Pacific Limited. A non-executive Director since 1990 and a non-executive Deputy Chairman since 1992. A member of the Nomination Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1981 to 1996. A former non-executive Director of Marconi p.l.c. and a former Senior Member of the Hong Kong Executive Council and Legislative Council.

†	Sir Brian Moffat, OBE, Deputy Chairman and senior independent non-executive Director

Age 66. Former Chairman of Corus Group plc. A non-executive Director since 1998 and a non-executive Deputy Chairman since 2001. Chairman of the Group Audit Committee and of the Nomination Committee. A member of the Court of the Bank of England. A non-executive Director of Macsteel Global BV.

S K Green, Group Chief Executive

Age 56. An executive Director since 1998. Executive Director, Corporate, Investment Banking and Markets from 1998 to 2003. Joined HSBC in 1982. Group Treasurer from 1992 to 1998. Chairman of HSBC Bank plc, HSBC Bank USA, N.A., HSBC Bank Middle East Limited, HSBC Group Investment Businesses Limited, HSBC Private Banking Holdings (Suisse) S.A. and HSBC USA Inc. A Director of The Bank of Bermuda Limited, CCF S.A., The Hongkong and Shanghai Banking Corporation Limited, Grupo Financiero HSBC, S.A. de C.V., HSBC North America Holdings Inc. and HSBC Trinkaus & Burkhardt KGaA.

A W Jebson, Group Chief Operating Officer

Age 55. An executive Director since 2000. Group IT Director from 2000 to 2003. Group General Manager, Information Technology from 1996 to 2000. Joined HSBC in 1978. A Director of HSBC Finance Corporation.

†	The Rt Hon the Lord Butler of Brockwell, KG, GCB, CVO

Age 67. Master, University College, Oxford. A non-executive Director since 1998. Chairman of the Corporate Social Responsibility Committee, a member of the Nomination Committee and Chairman of the HSBC Education Trust. A non-executive Director of Imperial Chemical Industries plc. Chaired the UK Government Review of Intelligence on Weapons of Mass Destruction. Secretary of the Cabinet and Head of the Home Civil Service in the United Kingdom from 1988 to 1998.

†	R K F Ch’ien, CBE

Age 53. Executive Chairman and Chief Executive Officer of CDC Corporation and Chairman of its subsidiary, China.com Inc. A non-executive Director since 1998. A member of the Group Audit Committee. Non-executive Chairman of HSBC Private Equity (Asia) Limited, and a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1997. Non-executive Chairman of MTR Corporation Limited and a non-executive Director of Convenience Retail Asia Limited, Inchcape plc, VTech Holdings Limited and The Wharf (Holdings) Limited.

†	J D Coombe

Age 60. Former executive Director and Chief Financial Officer of GlaxoSmithKline plc. A non-executive Director since 1 March 2005. A member of the Group Audit Committee since 1 July 2005. A non-executive Director of the Supervisory Board of Siemens AG and a non-executive Director of GUS plc. A member of The Code Committee of the Panel on Takeovers and Mergers. A former Chairman of The Hundred Group of Finance Directors and a former member of the Accounting Standards Board.

†	R A Fairhead

Age 43. Finance Director of Pearson plc. A non-executive Director since March 2004. A member of the Group Audit Committee. Former Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc.

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D J Flint, Group Finance Director

Age 50. Joined HSBC as an executive Director in 1995. A Director of HSBC Bank Malaysia Berhad. A non-executive Director of BP p.l.c. Chairman of the Financial Reporting Council’s review of the Turnbull Guidance on Internal Control. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. A former partner in KPMG.

†	W K L Fung, OBE

Age 56. Group Managing Director of Li & Fung Limited. A non-executive Director since 1998. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited since 1995. A non-executive Director of Bank of Communications Limited. Former Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters’ Association and the Hong Kong Committee for the Pacific Economic Cooperation Council.

M F Geoghegan, CBE, Chief Executive, HSBC Bank plc

Age 51. An executive Director since March 2004. Joined HSBC in 1973. A Director and Chief Executive of HSBC Bank plc. A Director of CCF S.A. and HSBC Private Banking Holdings (Suisse) S.A. President of HSBC Bank Brasil S.A.-Banco Múltiplo from 1997 to 2003 and responsible for all of HSBC’s business throughout South America from 2000 to 2003. A non-executive Director and Chairman of Young Enterprise.

†	S Hintze

Age 60. Former Chief Operating Officer of Barilla S.P.A. A non-executive Director since 2001. A member of the Corporate Social Responsibility Committee and of the Remuneration Committee. A non-executive Director of Premier Foods plc and the Society of Genealogists, a registered charity. A former Senior Vice President of Nestlé S.A. With Mars Incorporated from 1972 to 1993, latterly as Executive Vice President of M&M/Mars in New Jersey. A former non-executive Director of Safeway plc.

†	J W J Hughes-Hallett

Age 55. Chairman of John Swire & Sons Limited. A non-executive Director since 1 March 2005. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A non-executive Director and formerly Chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A Trustee of the Dulwich Picture Gallery, the Hong Kong Maritime Museum and the Esmée Fairbairn Foundation.

†	Sir John Kemp-Welch

Age 69. Former Joint Senior Partner of Cazenove & Co and former Chairman of the London Stock Exchange. A non-executive Director since 2000. A member of the Group Audit Committee and of the Remuneration Committee. A Deputy Chairman of the Financial Reporting Council and a member of the Panel on Takeovers and Mergers from 1994 to 2000.

†	Sir Mark Moody-Stuart, KCMG

Age 64. Chairman of Anglo American plc. A non-executive Director since 2001. Chairman of the Remuneration Committee and a member of the Corporate Social Responsibility Committee. A non-executive Director of Accenture Limited, a Governor of Nuffield Hospitals, President of the Liverpool School of Tropical Medicine and Chairman of the Global Business Coalition on HIV/AIDS. A former Director and Chairman of The ‘Shell’ Transport and Trading Company, plc and former Chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies.

†	S W Newton

Age 63. Chairman of The Real Return Holdings Company Limited. A non-executive Director since 2002. A Member of the Advisory Board of the East Asia Institute at Cambridge University. Founder of Newton Investment Management, from which he retired in 2002.

*	H Sohmen, OBE

Age 65. Chairman and President of World-Wide Shipping Group Limited and Chairman of Bergesen d.y. ASA and Bergesen Worldwide Limited. A non-executive Director since 1990. A non-executive Director of The Hongkong and Shanghai Banking Corporation Limited from 1984 to May 2005 and Deputy Chairman from 1996 to May 2005.

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H S B C  H O L D I N G S  P L C

Board of Directors and Senior Management (continued)

†	Sir Brian Williamson, CBE

Age 60. Chairman of Electra Investment Trust plc and Resolution Life Group Limited. A non-executive Director since 2002. A member of the Nomination Committee. A member of the Supervisory Board of Euronext NV. Senior adviser to Fleming Family and Partners. Former Chairman of London International Financial Futures and Options Exchange and Gerrard Group plc. A former non-executive Director of the Financial Services Authority and of the Court of The Bank of Ireland.

	*	Non-executive Director
	†	Independent non-executive Director

Adviser to the Board

D J Shaw

Age 59. An Adviser to the Board since 1998. Solicitor. A partner in Norton Rose from 1973 to 1998. A Director of The Bank of Bermuda Limited and HSBC Private Banking Holdings (Suisse) S.A.

Secretary

R G Barber

Age 54. Group Company Secretary since 1990. Joined HSBC in 1980; Corporation Secretary of The Hongkong and Shanghai Banking Corporation Limited from 1986 to 1992. Company Secretary of HSBC Bank plc from 1994 to 1996.

Group Managing Directors

V H C Cheng, OBE

Age 57. Chairman of The Hongkong and Shanghai Banking Corporation Limited. A Group Managing Director since 25 May 2005. Joined HSBC in 1978. Appointed a Group General Manager in 1995. Deputy Chairman and Chief Executive Officer of Hang Seng Bank Limited from 1998 to May 2005.

C-H Filippi

Age 52. Chairman and Chief Executive Officer of CCF S.A. A Group Managing Director since 2004. A Director of HSBC Bank plc. Joined CCF S.A. in 1987 having previously held senior appointments in the French civil service. Appointed a Group General Manager in 2001. Global Head of Corporate and Institutional Banking from 2001 to 2004.

S T Gulliver

Age 46. Co-Head Corporate, Investment Banking and Markets. A Group Managing Director since 2004. Joined HSBC in 1980. Appointed a Group General Manager in 2000. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002 and Head of Global Markets from 2002 to 2003.

S N Mehta

Age 47. Chief Executive of HSBC North America Holdings Inc, and Chairman and Chief Executive Officer of HSBC Finance Corporation. A Group Managing Director since 30 April 2005. Joined HSBC Finance Corporation in 1998 and was appointed Vice Chairman in April 2004.

Y A Nasr

Age 50. President, HSBC Bank Brasil S.A.-Banco Múltiplo. A Group Managing Director since 2004. Joined HSBC in 1976. Appointed a Group General Manager in 1998. President and Chief Executive Officer of HSBC USA Inc. and HSBC Bank USA from 1999 to 2003. President and Chief Executive Officer of HSBC Bank Canada from 1997 to 1999.

J J Studzinski

Age 49. Co-Head Corporate, Investment Banking and Markets. A Group Managing Director since 2004. Joined HSBC in 2003 as a Group General Manager, having previously been with Morgan Stanley from 1980 to 2003, most recently as Deputy Chairman of Morgan Stanley International.

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H S B C   H O L D I N G S   P L C

Financial Review

Summary

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Interest income	29,992	23,616	26,855
Interest expense	(13,302)	(8,486)	(10,886)
Net interest income	16,690	15,130	15,969
Fee income	8,428	7,846	7,826
Fee expense	(1,376)	(1,422)	(1,532)
Net fee income	7,052	6,424	6,294
Trading income	2,328	1,400	1,219
Net income from financial instruments designated at fair value	(354)	–	–
Net investment income on assets backing policyholder liabilities	–	194	818
Gains less losses from financial investments	354	330	443
Dividend income	95	339	283
Net earned insurance premiums	2,312	2,584	2,784
Other operating income	1,382	888	927

Total operating income	29,859	27,289	28,737
Net insurance claims incurred and movement in policyholder liabilities	(1,760)	(1,945)	(2,690)

Net operating income before loan impairment charges and other credit risk provisions	28,099	25,344	26,047
Loan impairment charges and other credit risk provisions	(3,277)	(2,740)	(3,451)

Net operating income	24,822	22,604	22,596

Employee compensation and benefits	(8,007)	(6,963)	(7,649)
General and administrative expenses	(5,322)	(4,539)	(5,149)
Depreciation of property, plant and equipment	(831)	(799)	(932)
Amortisation of intangible assets and impairment of goodwill	(330)	(301)	(193)

Total operating expenses	(14,490)	(12,602)	(13,923)

Operating profit	10,332	10,002	8,673
Share of profit in associates and joint ventures	308	118	150

Profit before tax	10,640	10,120	8,823
Tax expense	(2,658)	(2,513)	(2,172)

Profit for the period	7,982	7,607	6,651

Attributable to shareholders	7,596	6,940	5,978
Attributable to minority interests	386	667	673

HSBC made a profit before tax of US$10,640 million, a rise of US$520 million, or 5 per cent, over the same period in 2004. Of this increase, US$58 million was attributable to the acquisition of M&S Money and an additional two months’ contribution from the Bank of Bermuda, and US$116 million was attributable to the contribution from Bank of Communications and Industrial Bank in China.

     As a result of the transition to full IFRSs, the format of the income statement has changed. Of particular note, US$280 million of what would historically have been included within non-equity minority interest has now moved within the income statement and is included in ‘Interest expense’ or as an expense within ‘Net income from financial instruments designated at fair value’ in 2005, as distinct from ‘Profit attributable to minority interests’.

     On an underlying basis, profit before tax increased by 4 per cent.

     Total operating income of US$29,859 million was US$2,570 million or 9 per cent higher than the same period in 2004. On an underlying basis, total operating income increased by 7 per cent.

     Loan impairment charges and other credit risk provisions of US$3,277 million in the first half of 2005 were US$537 million, or 20 per cent, higher than the same period in 2004. On an underlying

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

basis, loan impairment charges and other credit risk provisions increased by 16 per cent. Essentially, this reflected growth in lending and the absence of the net general provision release of US$290 million in the first half of 2004.

     Total operating expenses of US$14,490 million were US$1,888 million or 15 per cent higher than in the first half of 2004. On an underlying basis, operating expenses were 11 per cent higher. A significant proportion of the cost growth reflects the investment in Corporate, Investment Banking and Markets, much of which took place in the second half of 2004. In addition, business expansion in the US, Mexico, Brazil and the Rest of Asia-Pacific (in particular the Middle East) also led to growth in expenses.

     HSBC’s cost:income ratio, which is defined as total operating expenses divided by total operating income, was 48.5 per cent in the first half of 2005 compared with 46.2 per cent in the first half of 2004 and 48.4 per cent in the second half of 2004. HSBC’s cost efficiency ratio, which is calculated as total operating expenses divided by net operating income before loan impairment charges and other credit risk provisions, was 51.6 per cent in the first half of 2005 compared with 49.7 per cent in the first half of 2004 and 53.5 per cent in the second half of 2004.

     HSBC’s share of profit in associates and joint ventures was US$190 million higher than in the first half of 2004, reflecting the contribution from Bank of Communications and Industrial Bank in China, increased income from the Saudi British Bank and distribution from HSBC’s investment in AEA Investors LP.

Net interest income

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	4,733	28.4	4,307	28.5	4,791	30.0
Hong Kong	2,019	12.1	1,781	11.8	1,857	11.7
Rest of Asia-Pacific	1,157	6.9	984	6.5	1,076	6.7
North America	7,976	47.8	7,452	49.2	7,541	47.2
South America	805	4.8	606	4.0	704	4.4

Net interest income	16,690	100.0	15,130	100.0	15,969	100.0

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Net interest income	16,690	15,130	15,969
Average interest-earning assets	1,001,443	930,051	1,022,218
Gross interest yield (per cent)[1]	6.04	5.11	5.23
Net interest spread (per cent)[2]	3.13	3.07	2.87
Net interest margin (per cent)[3]	3.36	3.27	3.11

1	Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’).
2	Net interest spread is the difference between the average annualised interest rate earned on average interest-earning assets, net of amortised premiums and loan fees, and the average annualised interest rate paid on average interest-bearing funds.
3	Net interest margin is net interest income expressed as an annualised percentage of average interest-earning assets.

Net interest income of US$16,690 million was US$1,560 million, or 10 per cent higher than in the first half of 2004.

     The adoption of IFRSs affected net interest income mainly through the reclassification of preference dividends and non-equity minority interests as an interest expense, and the effect of including in net interest income certain loan origination fees and expenses amortised over the life of the related loan (previously the whole amount of such fees and expenses had been included in fee income up front) which are now part of an effective interest rate (‘EIR’) calculation. In addition, interest income and expenses on trading assets and liabilities are now included within ‘Trading income’ and the interest element of assets and liabilities designated at fair value are included in ‘Net income from financial instruments designated at fair value’. In total this accounted for just over 10 per cent of the increase in net interest income, and acquisitions added approximately US$200 million. Excluding these adjustments and, on an underlying basis, net interest income increased by 6 per cent.

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     The commentary below highlights the key business drivers of this increase.

     Balance sheet growth in lending was strong in Personal Financial Services in Europe, the US, Mexico, Brazil and parts of the Rest of Asia-Pacific. In Europe, strong growth in mortgages and unsecured lending was funded by corresponding deposit growth. Strong credit card loan growth in Asia benefited margins. Lending growth in the US consumer finance business was strong at 18 per cent although yields continued to decline, reflecting a more benign credit outlook, increased competition, and a change in mix towards higher credit-quality customers.

     Average lending growth in Commercial Banking was also strong globally. Of particular note were the trade sector in Hong Kong; project and infrastructure lending in the Middle East; property and services financing in Europe; and the manufacturing and service industry sectors in North America. In the US, expanding HSBC’s business coverage beyond the north-east added to loan growth. In the UK, the restructuring of the Commercial Banking teams in 2004 and revised incentive structures contributed to the strong growth.

     Rising interest rates in Hong Kong and the US benefited deposit spreads in Personal Financial Services and Commercial Banking, and an emphasis on deposit generation in the US grew deposits faster than in 2004. In Mexico, HSBC benefited from continued growth in low cost deposit balances; market share increased by 1 per cent to 14.6 per cent.

     Partly offsetting the benefits of the above, rising short-term US dollar interest rates reduced spreads, where short-term funding was financing fixed rate loans. Interest rate yield curves in the major currencies flattened, reducing opportunities in HSBC’s treasury operations to enhance margin through placing surplus liquidity longer term than the behaviouralised deposit funding base.

     Average interest-earning assets increased by US$71.4 billion, or 8 per cent, compared with the first half of 2004. At constant exchange rates, average interest-earning assets increased by 17 per cent. Decreases reported in some entities reflected the IFRS changes referred to above, notably the change in treatment of trading assets.

     HSBC’s net interest margin was 3.36 per cent in the first half of 2005, compared with 3.27 per cent in the comparable period of 2004.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Net interest margin

	Half-year to

	30 June	30 June	31 December	30 June	30 June	31 December
	2005	2004	2004	2005	2004	2004
	(Local currency)			US$m	US$m	US$m
Europe
HSBC Bank
– margin (per cent)	2.28	2.48	2.34
– AIEA (£m)	153,996	132,456	146,953	285,586	241,393	270,542
CCF
– margin (per cent)	1.27	1.57	1.32
– AIEA (€m)	58,000	72,748	82,222	72,929	89,292	103,423
HSBC Private Bank (Suisse)
– margin (per cent)	1.02	0.78	0.86
– AIEA (US$m)	28,709	25,652	25,912	28,709	25,652	25,912
HSBC Finance Corporation
– margin (per cent)	6.09	7.02	6.96
– AIEA (£m)	5,999	4,942	5,255	11,125	9,007	9,674

Hong Kong
The Hongkong and Shanghai Banking Corporation excluding Hang Seng Bank
– margin (per cent)	2.22	1.76	1.73
– AIEA (HK$m)	999,604	1,007,476	1,048,614	128,344	129,375	134,609
Hang Seng Bank
– margin (per cent)	2.13	2.02	2.07
– AIEA (HK$m)	497,987	470,141	478,253	63,939	60,373	61,393

Rest of Asia-Pacific
The Hongkong and Shanghai Banking Corporation
– margin (per cent)	2.00	1.95	1.96
– AIEA (HK$m)	590,709	525,162	551,130	75,844	67,439	70,748
HSBC Bank Malaysia
– margin (per cent)	2.78	2.52	2.59
– AIEA (ringgit m)	31,545	29,000	29,809	8,301	7,632	7,844
HSBC Bank Middle East
– margin (per cent)	3.61	3.59	3.78
– AIEA (US$m)	13,307	9,770	10,921	13,307	9,770	10,921

North America
HSBC Bank USA
– margin (per cent)	3.41	3.15	2.70
– AIEA (US$m)	112,494	79,330	97,423	112,494	79,330	97,423
HSBC Bank Canada
– margin (per cent)	2.36	2.46	2.36
– AIEA (C$m)	40,743	36,447	38,984	32,744	27,227	30,837
HSBC Mexico
– margin (per cent)	7.97	5.37	6.48
– AIEA (Mexican peso m)	199,306	211,726	209,248	18,166	18,929	18,372
HSBC Finance
– margin (per cent)	7.93	9.06	8.43
– AIEA (US$m)	120,306	116,418	121,946	120,306	116,418	121,946

South America
Brazilian operations
– margin (per cent)	12.12	13.63	12.99
– AIEA (Brazilian reais m)	29,620	24,611	29,134	11,936	8,287	10,102
HSBC Bank Argentina
– margin (per cent)	9.40	4.16	6.34
– AIEA (peso m)	4,213	4,224	3,848	1,457	1,453	1,293

Data is reported above for the following entities: HSBC Bank plc (‘HSBC Bank’); CCF S.A. (‘CCF’); HSBC Private Bank (Suisse) S.A. (‘HSBC Private Bank (Suisse)’); HSBC Finance Corporation (‘HSBC Finance’), formerly Household International, Inc; The Hongkong and Shanghai Banking Corporation Limited (‘The Hongkong and Shanghai Banking Corporation’); Hang Seng Bank Limited (‘Hang Seng Bank’); HSBC Bank Malaysia Berhad (‘HSBC Bank Malaysia’); HSBC Bank Middle East Limited (‘HSBC Bank Middle East’); HSBC Bank USA N.A (‘HSBC Bank USA’); HSBC Bank Canada; Grupo Financiero HSBC S.A. de C.V. (‘HSBC Mexico’); HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus Banco Lloyds TSB S.A. and Losango Promotora de Vendas Limitada (‘Brazilian operations’); and HSBC Bank Argentina S.A. (‘HSBC Bank Argentina’).

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Net fee income

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	USm	%	US$m	%	US$m	%
By geographical region
Europe	3,243	45.9	2,902	45.1	3,078	48.9
Hong Kong	842	11.9	888	13.8	815	12.9
Rest of Asia-Pacific	632	9.0	499	7.8	542	8.6
North America	2,070	29.4	1,906	29.7	1,629	25.9
South America	265	3.8	229	3.6	230	3.7

Net fee income	7,052	100.0	6,424	100.0	6,294	100.0

Net fee income of US$7,052 million was US$628 million, or 10 per cent, higher than in the first half of 2004. Under IFRSs, certain fees are now amortised and accounted for in net interest income which has resulted in a reduction in net fee income of approximately 5 per cent. Excluding this effect and on an underlying basis, growth in net fee income was 11 per cent. The six principal drivers to this growth were:

•	Card fee income increased, driven by broadly based growth in personal credit card sales across the Group, increased transaction volumes and higher fee rates.

•	Corporate finance fee income grew reflecting the successful broadening of customer relationships within Global Investment Banking.
•	Rising equity markets and renewed interest in emerging markets drove higher global custody fees and asset management fees.

•	The packaging of account services into customer-based products expanded with notable success in Mexico, where the ‘tu Cuenta’ account generated in excess of 300,000 new customers.

•	In Private Banking, expansion into a greater range of alternative investment products and services generated growth in related fee income.

•	Offsetting these positive trends, after a strong run of growth, fee income from unit trust sales in Hong Kong fell as rising interest rates made traditional deposit products more attractive and reduced customer demand for structured products.

Analysis of net fee income

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Account services	1,522	1,336	1,443
Credit facilities	504	579	600
Remittances	193	166	187
Cards	1,955	1,826	1,931
Imports/exports	357	332	360
Underwriting	147	117	117
Insurance	558	499	502
Mortgage servicing rights	37	39	41
Trust income	108	98	105
Broking income	529	517	426
Global custody	310	279	285
Maintenance income on operating leases	99	95	95
Funds under management	874	792	687
Unit trusts	223	296	202
Corporate finance	124	100	111
Other	888	775	734

Total fee income	8,428	7,846	7,826
Less: fee expense	(1,376)	(1,422)	(1,532)

Net fee income	7,052	6,424	6,294

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Trading income

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%

By geographical region
Europe	1,068	45.9	508	36.3	489	40.1
Hong Kong	380	16.3	380	27.1	279	22.9
Rest of Asia-Pacific	387	16.6	265	18.9	229	18.8
North America	275	11.8	221	15.8	194	15.9
South America	218	9.4	26	1.9	28	2.3

Trading income	2,328	100.0	1,400	100.0	1,219	100.0

Analysis of trading income

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Total trading activities	2,488	1,400	1,219
Other trading income:
Hedge ineffectiveness:
– on cash flow hedges	(68)	–	–
– on fair value hedges	37	–	–
Non-qualifying hedges	(129)	–	–

Total trading income	2,328	1,400	1,219

Trading income of US$2,328 million was 66 per cent higher than in the first half of 2004. The adoption of IFRSs affected the presentation of trading income, mainly through the reclassification into trading income of interest and dividend income on trading assets and interest expense on trading liabilities. The funding of long trading positions, however, remains mainly internal and these interest costs, therefore, continued to be included within net interest income and excluded from trading income. The net effect of these adjustments added approximately US$1.1 billion to trading income.

     Excluding these presentational adjustments and on an underlying basis, income from trading activities was broadly in line with the first half of 2004. Higher revenues from structured derivatives reflected a significant number of new deals against the backdrop of a strengthening US dollar, particularly in Asia and Europe. Strong customer demand drove an increase in currency options business, while foreign exchange activity benefited from a weakening of the euro and increased market volatility following the general election in the UK and the French referendum on the EU constitutional treaty. The flattening of interest rate curves facilitated the trading activities of the credit and rates business as customer volumes increased.

     Further analysis on the trading performance of the Global Markets business is provided in the regional business commentaries on Corporate, Investment Banking and Markets.

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Net income from financial instruments designated at fair value

	Half-year to
	30 June 2005
	US$m	%
By geographical region
Europe	(136)	38.5
Hong Kong	(21)	5.9
Rest of Asia-Pacific	14	(4.0)
North America	(257)	72.6
South America	46	(13.0)

Net income from financial instruments designated at fair value	(354)	100.0

Analysis of net income from financial instruments designated at fair value

Half-year to
30 June 2005
US$m
Income from assets designated at fair value held to meet liabilities under insurance and investment contracts	571
Change of fair value of liabilities under investment contracts designated at fair value	(414)
Expense of own debt designated at fair value	(538)
Income from other instruments designated at fair value	27

Net income from financial instruments designated at fair value	(354)

Expense of own debt designated at fair value comprises:
– floating rate interest	(901)
– change in own credit spread on long-term debt	(91)
– other changes	454

Net expense on own debt/related swaps	(538)

HSBC has adopted the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: the Fair Value Option’ with effect from 1 January 2005. All income and expense on financial instruments for which the fair value option has been taken is included in this line.

     HSBC has used the fair value designation principally in the following cases:

•	for fixed rate long-term debt issues whose interest rate characteristic has been changed to floating through interest rate swaps as part of an effective interest rate management strategy. Approximately US$48 billion of the Group’s debt issues have been accounted for using the option. Included in the expense of these debt issues are the cost of changes in credit spread and interest expense. The expense also includes the ineffectiveness inherent in the economic relationship between the offsetting swaps and own debt. This arises from the different credit characteristics of the swap and own debt coupled with the sensitivity of the floating leg of the swap to changes in short-term interest rates. Additionally, this economic relationship will be affected by relative movements in market factors, such as bond and swap rates, and the relative bond and swap rates at inception. The size and direction of these other changes will be volatile from period to period.

•	certain assets held by insurance operations to meet related liabilities under insurance and investment contracts (approximately US$12 billion of assets); and

•	liabilities under investment contracts where the change in value of a pool of assets is correlated with the change in value of the liability to policyholders (approximately US$9 billion of liabilities).

     The introduction of the new categories of financial instruments under IAS 39 on 1 January 2005 has led to a change in income statement presentation for the results of HSBC’s life assurance business. In 2005, income from assets designated at fair value and held to meet liabilities under insurance and investment contracts of US$571 million is reported under ‘Net income from financial instruments designated at fair value’. In 2004, the corresponding amounts were reported within ‘Net investment income on assets backing policyholder liabilities’.

     The income from assets designated at fair value held to meet liabilities under insurance and investment contracts during 2005 is correlated with increases in liabilities under investment contracts,

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

and the element of the increase in liabilities under insurance contracts that reflects investment performance (reported within ‘Net insurance claims incurred and movements in policyholder liabilities’). In 2004, net investment income on assets backing

Net earned insurance premiums

policyholder liabilities was correlated with the elements of ‘Net insurance claims incurred and movements in policyholder liabilities’ that reflect investment performance (no distinction existed in 2004 between insurance and investment contracts).

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	786	34.0	931	36.0	944	33.9
Hong Kong	866	37.5	1,063	41.2	1,184	42.5
Rest of Asia-Pacific	29	1.3	57	2.2	40	1.4
North America	290	12.5	267	10.3	286	10.3
South America	341	14.7	266	10.3	330	11.9

Net earned insurance premiums	2,312	100.0	2,584	100.0	2,784	100.0

Analysis of net earned insurance premiums

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Gross insurance premium income	2,640	2,878	3,144
Reinsurance premiums	(328)	(294)	(360)

Net earned insurance premiums	2,312	2,584	2,784

Net earned insurance premium income in the first half of 2005 was US$272 million, or 11 per cent, lower than in the first half of 2004.

     The reduction in Europe and Hong Kong was in large part due to the reclassification of certain insurance contracts upon transition to IFRSs. The introduction of IFRS 4 caused US$9 billion of contracts to be reclassified as investment contracts, with a consequent reduction in reported premiums earned. Correspondingly, net insurance claims have fallen, largely as a result of the same reclassification. The reclassification had no significant effect on net operating income.

     In Hong Kong, a fall in customer demand for index-linked products reflected the growing attractiveness of traditional deposit products in the rising interest rate environment. On a like-for-like basis, Europe experienced growth across the product range.

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Other operating income

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	731	40.6	541	46.5	521	40.7
Hong Kong	423	23.5	259	22.2	233	18.2
Rest of Asia-Pacific	131	7.3	63	5.4	83	6.5
North America	476	26.5	299	25.6	419	32.7
South America	38	2.1	4	0.3	24	1.9

	1,799	100.0	1,166	100.0	1,280	100.0

Intra-HSBC elimination	(417)		(278)		(353)

Other operating income	1,382		888		927

Analysis of other operating income

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Rent received	461	399	394
Profit/(loss) on disposal of assets held for resale	11	(85)	(8)
Revaluation of investment properties	111	57	42
Profit on disposal of fixed assets	8	22	12
Profit on disposal of operating leases	26	–	–
Change in present value of in-force life assurance business	54	46	25
Other	711	449	462

Other operating income	1,382	888	927

Other operating income of US$1,382 million was US$494 million, or 56 per cent, higher than in the first half of 2004. There was no material effect on the results arising from the adoption of IFRS 4, IAS 32 and IAS 39. On an underlying basis, other operating income grew by 53 per cent.

     The commentary that follows is at constant currency.

     In Europe, the increase in other operating income was driven by higher rental income on the leasing of train rolling stock and a number of venture capital realisations.

     Other operating income increased by 63 per cent in Hong Kong, largely driven by the revaluation of investment properties reflecting higher property prices and the profit on the disposal of a leasehold residential property.

     In North America, an absence of losses on the sale of real estate owned assets, together with higher rental income and sundry asset sales, led to the improvement in other operating income.

     The increase in other operating income in the Rest of Asia-Pacific was attributable in part to profit realised on the sale of the Group’s asset management operations in Australia, while the increase in South America mainly arose in Argentina from the receipt of compensation bonds.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Net insurance claims incurred and movement in policyholder liabilities

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	502	28.5	642	33.0	986	36.7
Hong Kong	751	42.7	897	46.1	1,257	46.7
Rest of Asia-Pacific	37	2.1	46	2.4	36	1.3
North America	173	9.8	157	8.1	155	5.8
South America	297	16.9	203	10.4	256	9.5

Net insurance claims incurred and movement in
policyholder liabilities	1,760	100.0	1,945	100.0	2,690	100.0

Analysis of net insurance claims incurred and movement in policyholder liabilities

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Gross insurance claims and movement in policyholder liabilities	1,952	2,160	3,060
Reinsurance recoveries	(192)	(215)	(370)

Net insurance claims incurred and movement in policyholder liabilities	1,760	1,945	2,690

Net insurance claims incurred and movement in policyholder liabilities in the first half of 2005 was US$185 million, or 10 per cent, lower than in the first half of 2004. As with net earned insurance premiums, the principal reason for the reduction was the introduction of IFRS 4 on 1 January 2005, under which US$9 billion of policyholder liabilities under long-term assurance contracts in Europe and Hong Kong were reclassified as liabilities to customers under investment contracts. As a consequence, reported net insurance claims incurred and movement in policyholder liabilities have reduced.

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Loan impairment charges and other credit risk provisions

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	933	28.5	454	16.5	579	16.8
Hong Kong	56	1.7	(222)	(8.1)	2	0.1
Rest of Asia-Pacific	23	0.7	(9)	(0.3)	98	2.8
North America	2,023	61.7	2,377	86.8	2,645	76.6
South America	242	7.4	140	5.1	127	3.7

Total loan impairment charges and
other credit risk provisions	3,277	100.0	2,740	100.0	3,451	100.0

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Loan impairment charges[1]
New allowances	4,404	4,134	4,739
Reversal of allowances no longer required	(895)	(707)	(559)
Recoveries of amounts previously written off	(222)	(429)	(485)

	3,287	2,998	3,695
Individually assessed allowances	162	–	–
Collectively assessed allowances	3,125	–	–

General provisions	–	(290)	(208)
Other credit risk (provisions)/releases	(10)	32	(36)

Total loan impairment charges and other credit risk provisions	3,277	2,740	3,451

Customer non-performing loans	11,935	12,264	12,427
Customer loan impairment allowances	12,091	12,352	12,542

1	Loan impairment charges in 2004 refer to specific provisions.

At 30 June 2005, 79 per cent of customer lending was located in Europe and North America, with 11 per cent in Hong Kong. Personal lending accounted for 52 per cent of the customer loan portfolio, broadly in line with last year.

     At constant exchange rates and excluding loans to the financial sector, there was an overall increase in customer lending of 6 per cent. Personal lending accounted for half of this increase, predominantly in mortgages, credit cards and other personal products.

     The charge for loan impairment adjusts the balance sheet allowance for loan impairment to the level that management deems adequate to absorb actual and inherent losses in the Group’s loan portfolio from portfolios of homogeneous assets and individually assessed customer loans. The majority of the Group’s loan impairment charges are determined on a portfolio basis, employing statistical calculations using roll rate methodologies. The total loan impairment charges and other credit risk provisions for the first half of 2005 was US$3,277 million, compared with US$2,740 million in the first half of 2004 and US$3,451 million in the second half of 2004.

     There were releases of general provisions of US$290 million and US$208 million in the first and second halves of 2004, respectively. There was no similar release in the first half of 2005.

     In the US, the charge for loan impairment in the first half of 2005 benefited from improving credit conditions in the economy together with higher levels of secured lending and improved collection activity. This was partly offset by growth in impairment allowances against the unsecured personal loan portfolio in the UK, which reflected recent growth in unsecured lending, a higher rate of delinquencies in the market and rising levels of bankruptcy. A small number of delinquent accounts in the UK commercial loan book added to the impairment charge following a period in which the incidence of commercial credit weakness had been abnormally low.

     The aggregate customer loan impairment allowances at 30 June 2005 of US$12.1 billion represented 1.8 per cent of gross customer advances (net of reverse repos, settlement accounts and netting) compared with 2.0 per cent at 31 December 2004. As in 2004, HSBC’s cross-border exposures did not necessitate significant allowances.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

     Non-performing loans to customers were US$11.9 billion at 30 June 2005 compared with US$12.4 billion at 31 December 2004. At constant exchange rates, non-performing loans were broadly flat compared with the end of 2004, following improvements in credit quality in most countries in Asia, and in the US, partly offset by higher provisioning requirements in the UK and Brazil.

Operating expenses
	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
By geographical region
Europe	6,364	42.7	5,728	44.5	6,300	44.2
Hong Kong	1,381	9.3	1,241	9.6	1,317	9.2
Rest of Asia-Pacific	1,264	8.5	967	7.5	1,120	7.8
North America	5,026	33.7	4,277	33.2	4,793	33.6
South America	872	5.8	667	5.2	746	5.2

	14,907	100.0	12,880	100.0	14,276	100.0

Intra-HSBC elimination	(417)		(278)		(353)

Total operating expenses	14,490		12,602		13,923

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
By expense category
Employee compensation and benefits	8,007	6,963	7,649
Premises and equipment (excluding depreciation)	1,448	1,246	1,369
General and administrative expenses	3,874	3,293	3,780

Administrative expenses	13,329	11,502	12,798
Depreciation of property, plant and equipment	831	799	932
Amortisation of intangible assets and impairment of goodwill	330	301	193

Total operating expenses	14,490	12,602	13,923

	%	%	%
Cost:income ratio	48.5	46.2	48.4
Cost efficiency ratio	51.6	49.7	53.5

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
Staff numbers (full-time equivalent)
Europe	73,146	74,798	74,861
Hong Kong	25,260	24,680	25,552
Rest of Asia-Pacific	48,026	34,828	41,031
North America	72,638	68,521	69,781
South America	31,644	29,553	32,108

Total staff numbers	250,714	232,380	243,333

Operating expenses of US$14,490 million were US$1,888 million, or 15 per cent, above the comparable period in 2004. On an underlying basis, cost growth was 11 per cent. The growth in costs compared with the first half of 2004 reflects, in part, the build-up of costs during the second half of 2004 in Corporate, Investment Banking and Markets as its product range was enhanced and customer-facing profile augmented. Compared with the second half of 2004, excluding acquisitions and expressed in constant currency, cost growth was 2 per cent. The three main elements to the cost performance were as follows:

•	Following the build-up of senior hires in 2004 in Corporate, Investment Banking and Markets, there was a consequential investment in operations and technology to support core revenue growth. Global Markets’ technology spending was US$280 million, approximately 30 per cent higher than in the first half of 2004;

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•	Volume expansion in many markets drove both revenue and costs. In Personal Financial Services and Commercial Banking, business expansion drove cost growth by 8 per cent and 5 per cent respectively, but this was exceeded by growth in net operating income before loan impairment charges of 10 per cent and 11 per cent, respectively; and
•	HSBC continued to achieve productivity improvement in mature markets. In the UK, in particular, reorganisations in Personal Financial Services and Commercial Banking in HSBC Bank in 2004 resulted in essentially flat costs compared with growth of 8 per cent in net operating income before loan impairment. This was delivered through greater utilisation of direct channels, improved training and increased incentives. As a result, the cost efficiency ratios of the two businesses in the UK improved by 4 percentage points and 6 percentage points, respectively.

Cost:income ratios

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	%	%	%

Personal Financial Services	44.8	44.9	46.4
– Europe	55.6	57.6	57.9
– Hong Kong	23.7	28.6	27.3
– Rest of Asia-Pacific	66.6	65.4	68.7
– North America	41.5	40.0	42.4
– South America	61.0	66.5	64.5

Commercial Banking	46.0	44.5	42.6
– Europe	50.2	50.9	48.7
– Hong Kong	28.1	24.1	18.5
– Rest of Asia-Pacific	42.3	43.6	40.9
– North America	47.6	44.3	52.5
– South America	58.1	58.2	60.3

Cost efficiency ratios

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	%	%	%

Personal Financial Services	48.5	48.7	51.7
– Europe	60.5	64.0	67.3
– Hong Kong	32.8	39.0	39.4
– Rest of Asia-Pacific	69.4	69.8	71.6
– North America	42.3	40.6	43.4
– South America	67.3	71.1	73.7

Commercial Banking	46.8	49.4	50.6
– Europe	51.2	54.9	55.6
– Hong Kong	28.8	35.5	32.2
– Rest of Asia-Pacific	42.7	44.1	41.4
– North America	47.6	44.3	52.5
– South America	59.4	62.9	62.9

HSBC’s cost efficiency ratio on an underlying basis increased from 50.0 per cent to 50.9 per cent, mainly attributable to the continuing investment in Corporate, Investment Banking and Markets coupled with weaker revenues in balance sheet management.

     Excluding the effect of Corporate, Investment Banking and Markets, the underlying cost efficiency ratio improved by about 1 per cent, driven essentially by productivity gains in Europe, Hong Kong, the Rest of Asia-Pacific and South America. The apparent deterioration in the cost efficiency ratio in North America reflected the different structure of the income statement for the consumer finance business. Its lower net interest margin on assets increased the cost efficiency ratio, but this was compensated for by lower credit charges, leading to an improvement in the risk adjusted margin.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Asset deployment

	At 30 June 2005		At 30 June 2004		At 31 December 2004
	US$m	%	US$m	%	US$m	%

Loans and advances to customers	756,332	51.9	599,241	52.3	672,891	53.2
Loans and advances to banks	184,766	12.7	140,813	12.3	143,449	11.3
Trading assets	136,068	9.4	111,703	9.7	122,160	9.6
Financial investments	188,687	13.0	172,675	15.1	185,332	14.6
Derivatives	63,594	4.4	22,724	2.0	32,190	2.5
Goodwill and intangible assets	32,500	2.2	31,934	2.8	34,495	2.7
Other	92,667	6.4	67,034	5.8	77,583	6.1

	1,454,614	100.0	1,146,124	100.0	1,268,100	100.0

Hong Kong Government certificates of indebtedness	12,196		10,984		11,878

	1,466,810		1,157,108		1,279,978

Loans and advances to customers include:
– reverse repos	35,362		28,535		29,346
– settlement accounts	20,650		21,093		13,819

Loans and advances to banks include:
– reverse repos	55,094		35,519		36,543
– settlement accounts	20,947		16,574		6,086

Asset deployment

HSBC’s total assets (excluding Hong Kong Government certificates of indebtedness) at 30 June 2005 were US$1,454.6 billion, an increase of US$186.5 billion or 15 per cent since 31 December 2004. At constant exchange rates and excluding the US$89.8 billion accounting impact of transition to full IFRSs on 1 January 2005 (see page 158), total assets grew by US$141.6 billion, or 12 per cent.

     At 30 June 2005, HSBC’s balance sheet remained highly liquid. The proportion of assets deployed in customer advances fell to 52 per cent. Customer advances increased by 12 per cent, largely lending to finance consumer spending, mortgage financing and cards, which grew in response to competitive pricing and marketing initiatives in parts of Asia-Pacific, the UK, and the US. Growth in corporate lending was concentrated in Commercial Banking, while increased financial lending and settlement balances largely reflected expansion of the fixed income business.

     The application of IAS 32 and IAS 39 at 1 January 2005 resulted in an increase of US$65.6 billion in customer loans and advances. The main element of this transition was the grossing up of certain customer lending and current accounts in the UK, which added US$48.8 billion of loans and advances, mainly in Corporate, Investment Banking and Markets, that would previously have been offset in reported loans and advances and customer accounts. At constant exchange rates and excluding this change in offsetting balances, loans and advances to customers grew by US$56 billion or 8 per cent during the first half of 2005.

     US$10.6 billion of the underlying increase related to mortgages, with notably strong growth in the UK and the US. Other personal lending increased by US$7.4 billion, or 5 per cent, compared with December 2004, mainly as a result of credit card and vehicle finance growth in North America, and increased credit card and other unsecured lending in the UK and the Rest of Asia-Pacific. Growth in underlying commercial and corporate lending was substantially due to increases in the commercial segment, notably in Asia, which benefited from robust economic conditions and the continued strong economic growth in mainland China.

     In Europe, growth in assets was driven by increased mortgage and consumer lending in the UK, and demand from private banking clients for secured lending to finance investment activity. Lending to small and middle market companies also increased.

     In Hong Kong, lending to commercial customers improved as trade flows with mainland China increased. Competition in the mortgage market remained intense, and the portfolio declined slightly, mainly as a result of the continued suspension of the Government Home Ownership Scheme (‘GHOS’). Surplus funds from increased customer deposits were deployed in investment securities, enhancing HSBC’s yields.

     In the Rest of Asia-Pacific, the increase in assets was driven by higher mortgage and consumer lending balances, and a boost to commercial lending

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from strong regional trade flows. The rise in assets in North America was driven by growth in mortgage lending to the sub- and near- prime segments, and renewed demand for consumer credit. In Brazil, HSBC achieved strong lending growth across the retail network.

     At 30 June 2005, assets held by HSBC as custodian amounted to US$2,822 billion. This was broadly in line with balances at 31 December 2004, with growth dampened by the effect of the strengthening US dollar on the translation of non-dollar denominated assets. Custody is the safekeeping and administration of securities and financial instruments on behalf of others.

Trading assets and financial investments

Trading assets are debt and equity instruments which have been acquired principally for the purpose of selling in the near term or are part of a portfolio that is managed together, and for which there is evidence of a recent pattern of short-term profit-taking. Securities classified as held-for-trading are carried in the balance sheet at fair value with movements in fair value reflected within the income statement.

     Trading assets of US$136 billion were 11 per cent higher than at 31 December 2004. This increase was primarily driven by expansion of the fixed income platform in Global Markets.

     Financial investments are essentially debt and equity instruments which are classified as available-for-sale. These investments may be disposed of either to manage liquidity or in response to reinvestment opportunities arising from favourable movements in economic indicators, such as interest rates, foreign exchange rates and equity prices. These investments are carried at fair value and the unrealised gains and losses from movements in fair value are reported in equity. On disposal, the accumulated unrealised gain or loss is recognised in the income statement and reported as ‘Gains less losses from financial investments’.

     Financial investments of US$189 billion were broadly in line with the balance at 31 December 2004. Unrealised gains included in equity amounted to US$1.6 billion.

Funds under management

Funds under management of US$512 billion were US$36 billion, or 8 per cent, higher than at 31 December 2004. There were continued strong funds inflows in both Group Investment Businesses and Private Banking, with the latter benefiting from increased recognition of HSBC in the private banking markets.Good performances by both businesses were partly offset by the effect of the strengthening US dollar on the translation of sterling and euro-denominated funds. At 30 June 2005, HSBC’s Group Investment Businesses, including affiliates, reported funds under management of US$246 billion, and Private Banking reported funds under management of US$183 billion.

US$b
Funds under management
At 1 January 2005	476
Net new money	32
Value change	12
Exchange and other	(8)

At 30 June 2005	512

Economic profit

HSBC’s internal performance measures include economic profit, a measure which compares the return on financial capital invested in HSBC by its shareholders with the cost of that capital. HSBC prices its cost of capital internally and the difference between that cost and post-tax profit attributable to ordinary shareholders represents the amount of economic profit generated. Economic profit is used by management as one of the measures to decide where to allocate resources so that they will be most productive. In order to concentrate on external factors rather than measurement bases, HSBC emphasises the trend in economic profit within business units rather than absolute amounts. In light of the current levels of world interest rates, and taking into account HSBC’s geographical and customer group diversification, HSBC believes that its true cost of capital on a consolidated basis is 10 per cent. HSBC plans to continue using this cost until the end of the current five year strategic plan, which expires at the end of 2008, in order to ensure consistency and comparability.

     The impact of adopting IFRSs on the Group’s financial results has been reflected in the calculation of economic profit shown below. For example, the absence of a periodic amortisation charge for goodwill removes the need for an adjustment to post-tax profit. In addition, the Group has modified its calculation of economic profit for the following:

•	Unrealised gains and losses on the effective hedging of future cash flows essentially reflect the opportunity profit or loss on decisions taken to fix in monetary terms the yield on assets or the cost of liabilities when measured against current market rates. Given that these amounts are ultimately reflected in profit for the period, they are excluded from average invested capital,

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

upon which the capital charge is based, during such time as they remain unrealised.

•	Unrealised gains and losses on available-for-sale securities are excluded from the measure of average invested capital for the purpose of computing economic profit because the gains or losses are unrealised and may be offset or reversed in the future, and because there is accounting asymmetry in that the offsetting gain or loss on the liabilities taken out to fund these assets is not reflected.

On this basis, economic profit increased by US$218 million compared with the first half of 2004, reflecting improved profitability.

Economic profit

	Half-year to								[1]

	30 June 2005		[1]	30 June 2004		[1]	31 December 2004
	US$m	%		US$m	%		US$m	%

Average total shareholders’ equity[2]	86,813			76,533			82,218
Add: Goodwill previously amortised or written off
	8,172			8,172			8,172
Less: Property revaluation reserves	(1,092)			(1,092)			(1,092)
Less:
Reserves for unrealised gains on effective hedges[3]	(242)			–			–
Reserves for unrealised gains on available-for-sale securities[4]	(975)			–			–

Average invested capital[5]	92,676			83,613			89,298

Return on invested capital[6]	7,596	16.5		6,940	16.7		5,978	13.3
Benchmark cost of capital	(4,596)	(10.0)		(4,158)	(10.0)		(4,489)	(10.0)

Economic profit/spread	3,000	6.5		2,782	6.7		1,489	3.3

1	Expressed as a percentage of average invested capital.
2	Excludes dividends declared but not paid.
3	Gains and losses on the effective hedging of future cash flows essentially reflect the opportunity profit or loss on decisions taken to fix in monetary terms the yield on assets or the cost of liabilities when measured against current market rates. Given that these amounts are ultimately reflected in profit for the period, they are excluded from average invested capital, upon which the capital charge is based.
4	Unrealised gains and losses on available-for-sale securities are excluded from the measure of average invested capital for the purpose of computing economic profit because the gains or losses are unrealised and may be offset or reversed in the future, and because there is accounting asymmetry in that the offsetting gain or loss on the liabilities taken out to fund these assets is not reflected.
5	Average invested capital is measured as shareholders’ equity after adding back goodwill previously written-off directly to reserves and adding or deducting reserves for unrealised gains/(losses) on effective hedges and available-for-sale securities, depending on their nature. This measure reflects capital initially invested and subsequent profit excluding goodwill.
6	Return on invested capital is based on the profit attributable to shareholders.

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Analysis by customer group and by geographical region

By customer group:

Profit before tax

	Half-year to 30 June 2005

			Corporate,		[4]
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	12,049	3,003	1,170	414	54	–	16,690
Net fee income	3,572	1,420	1,384	531	145	–	7,052
Trading income/(expense)	171	75	1,998	126	(42)	–	2,328
Net expense from financial instruments designated
at fair value	(144)	(41)	(56)	–	(113)	–	(354)
Gains less losses from financial investments	(2)	(2)	220	53	85	–	354
Dividend income	2	1	51	–	41	–	95
Net earned insurance premiums	1,811	118	42	–	341	–	2,312
Other operating income	555	178	638	39	1,227	(1,255)	1,382

Total operating income	18,014	4,752	5,447	1,163	1,738	(1,255)	29,859
Net insurance claims[1]	(1,403)	(78)	(31)	–	(248)	–	(1,760)

Net operating income before loan impairment charges and other credit risk provisions	16,611	4,674	5,416	1,163	1,490	(1,255)	28,099

Loan impairment charges and other credit risk
provisions	(3,163)	(204)	77	12	1	–	(3,277)

Net operating income	13,448	4,470	5,493	1,175	1,491	(1,255)	24,822
Total operating expenses	(8,064)	(2,186)	(3,315)	(724)	(1,456)	1,255	(14,490)

Operating profit	5,384	2,284	2,178	451	35	–	10,332

Share of profit in associates and joint ventures	86	89	120	–	13	–	308

Profit before tax	5,470	2,373	2,298	451	48	–	10,640

	%	%	%	%	%		%

Share of HSBC’s profit before tax	51.4	22.3	21.6	4.2	0.5		100.0
Cost:income ratio	44.8	46.0	60.9	62.3	83.8		48.5
Cost efficiency ratio	48.5	46.8	61.2	62.3	97.7		51.6

	US$m	US$m	US$m	US$m	US$m		US$m

Selected balance sheet data[2]

Loans and advances to customers (net)	376,760	136,514	214,873	25,949	2,236		756,332
Total assets[3]	447,289	167,526	749,867	57,944	31,988		1,454,614
Customer accounts	315,674	134,359	219,055	61,934	434		731,456

The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			162,769
Trading assets, financial assets designated at fair
value, and financial investments			280,153
Deposits by banks			114,611

For footnotes, see page 36.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax (continued)

	Half-year to 30 June 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services [5]	Banking	Markets [5]	Banking	Other [4]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	10,383	2,301	2,085	332	29	–	15,130
Net fee income	3,195	1,297	1,260	500	172	–	6,424
Trading income	69	70	1,027	138	96	–	1,400
Net investment income on assets backing
policyholder liabilities	136	39	5	–	14	–	194
Gains less losses from financial investments	20	5	123	29	153	–	330
Dividend income	9	24	288	2	16	–	339
Net earned insurance premiums	1,732	519	37	–	296	–	2,584
Other operating income	309	290	434	20	949	(1,114)	888

Total operating income	15,853	4,545	5,259	1,021	1,725	(1,114)	27,289
Net insurance claims[1]	(1,224)	(452)	(33)	–	(236)	–	(1,945)

Net operating income before loan impairment charges and other credit risk provisions	14,629	4,093	5,226	1,021	1,489	(1,114)	25,344

Loan impairment charges and other credit risk provisions	(3,003)	94	187	(9)	(9)	–	(2,740)

Net operating income	11,626	4,187	5,413	1,012	1,480	(1,114)	22,604
Total operating expenses	(7,119)	(2,021)	(2,674)	(650)	(1,252)	1,114	(12,602)

Operating profit	4,507	2,166	2,739	362	228	–	10,002

Share of profit in associates and joint ventures	29	9	52	–	28	–	118

Profit before tax	4,536	2,175	2,791	362	256	–	10,120

	%	%	%	%	%		%
Share of HSBC’s profit before tax	44.8	21.5	27.6	3.6	2.5		100.0
Cost:income ratio	44.9	44.5	50.8	63.7	72.6		46.2
Cost efficiency ratio	48.7	49.4	51.2	63.7	84.1		49.7

	US$m	US$m	US$m	US$m	US$m		US$m

Selected balance sheet data[2]
Loans and advances to customers (net)	316,467	117,229	142,411	20,870	2,264		599,241
Total assets[3]	377,681	144,843	542,486	52,617	28,497		1,146,124
Customer accounts	292,311	123,964	166,299	51,685	343		634,602

The following assets and liabilities were significant
to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			129,193
Trading assets, financial assets designated at fair value, and financial investments			227,890
Deposits by banks			93,332

For footnotes, see page 36.

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	Half-year to 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other[4]	elimination	Total
Total	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	11,039	2,574	1,909	386	61	–	15,969
Net fee income/(expense)	2,981	1,348	1,504	462	(1)	–	6,294
Trading income/(expense)	84	164	908	119	(56)	–	1,219
Net investment income on assets backing policyholder liabilities	499	285	4	–	30	–	818
Gains less losses from financial investments	97	3	191	9	143	–	443
Dividend income	7	13	260	3	–	–	283
Net earned insurance premiums	1,920	553	49	–	262	–	2,784
Other operating income	448	221	478	5	1,024	(1,249)	927

Total operating income	17,075	5,161	5,303	984	1,463	(1,249)	28,737
Net insurance claims[1]	(1,729)	(812)	(26)	–	(123)	–	(2,690)

Net operating income before loan impairment charges and other credit risk provisions	15,346	4,349	5,277	984	1,340	(1,249)	26,047
Loan impairment charges and other credit risk provisions	(3,497)	(294)	312	20	8	–	(3,451)

Net operating income	11,849	4,055	5,589	1,004	1,348	(1,249)	22,596
Total operating expenses	(7,928)	(2,199)	(3,135)	(669)	(1,241)	1,249	(13,923)

Operating profit	3,921	1,856	2,454	335	107	–	8,673
Share of profit in associates and joint ventures	40	26	43	–	41	–	150

Profit before tax	3,961	1,882	2,497	335	148	–	8,823

	%	%	%	%	%		%

Share of HSBC’s profit before tax	44.9	21.3	28.3	3.8	1.7		100.0
Cost:income ratio	46.4	42.6	59.1	68.0	84.8		48.4
Cost efficiency ratio	51.7	50.6	59.4	68.0	92.6		53.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	370,576	130,160	145,353	24,463	2,339		672,891
Total assets[3]	441,106	159,246	584,775	56,751	26,222		1,268,100
Customer accounts	319,485	137,801	177,449	57,780	557		693,072
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			128,032
Trading assets, financial assets designated at fair value, and financial investments			252,459
Deposits by banks			80,443

For footnotes, see page 36.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Personal Financial Services

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Net interest income	12,049	10,383	11,039
Net fee income	3,572	3,195	2,981
Trading income	171	69	84
Net expense from financial instruments designated at fair value	(144)	–	–
Net investment income on assets backing policyholder liabilities	–	136	499
Gains less losses from financial investments	(2)	20	97
Dividend income	2	9	7
Net earned insurance premiums	1,811	1,732	1,920
Other operating income	555	309	448

Total operating income	18,014	15,853	17,075
Net insurance claims[1]	(1,403)	(1,224)	(1,729)

Net operating income before loan impairment charges and other credit risk provisions	16,611	14,629	15,346
Loan impairment charges and other credit risk provisions	(3,163)	(3,003)	(3,497)

Net operating income	13,448	11,626	11,849
Total operating expenses	(8,064)	(7,119)	(7,928)

Operating profit	5,384	4,507	3,921
Share of profit in associates and joint ventures	86	29	40

Profit before tax	5,470	4,536	3,961

By geographical region:
Europe	887	913	708
Hong Kong	1,331	1,020	1,043
Rest of Asia-Pacific	252	167	169
North America	2,933	2,394	1,990
South America	67	42	51

Profit before tax	5,470	4,536	3,961

	%	%	%

Share of HSBC’s profit before tax	51.4	44.8	44.9
Cost:income ratio	44.8	44.9	46.4
Cost efficiency ratio	48.5	48.7	51.7

	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	376,760	316,467	370,576
Total assets[3]	447,289	377,681	441,106
Customer accounts	315,674	292,311	319,485

Business highlights

•	For the first time Personal Financial Services and Consumer Finance are presented in aggregate. This approach reflects the increasing integration of these businesses around the world and the transfer of certain customer relationships and loan balances between HSBC Finance Corporation and HSBC Bank USA to optimise customer service and funding cost.

•	Pre-tax profits from the aggregated Personal Financial Services grew by 21 per cent to US$5,470 million, a record performance.

•	Globally, the importance of direct sales channels increased during the period and this, allied with greater application of differential risk-based pricing, greater customer segmentation and a simplified and streamlined product range, improved sales and margin.

•	Improved profitability of the US consumer finance business reflected an improving mix of business and a continuing strategy to optimise risk and return, and led to a higher proportion of near-prime customers. This, together with more focused underwriting and improved collections, contributed to an improvement in performance.

•	In Hong Kong, deposit spreads widened progressively as interest rates rose and resumed tracking US rates following a prolonged period of exceptionally low rates.

•	In the UK, following on from the business restructuring in 2004, HSBC further developed its sales and marketing capabilities, gaining market share in most major products and several awards, including the prestigious ‘Best National Bank’ award from What Mortgage magazine and ‘Best Current Account Provider’ in the 2005 Personal Finance and Savings magazine readership awards.

•	Increasingly, HSBC’s developing markets businesses harnessed the Group’s global capabilities to good effect to enhance their competitive position during the first half of 2005.

•	Examples of sharing best practice and creating synergies throughout HSBC included the launch in Mexico of tu Cuenta, the first integrated package of financial services of its kind in the local market, and a 41 per cent year-on-year rise in credit cards in issue in the Rest of Asia-Pacific through leveraging Group systems and expertise.

•	In France, development of HSBC International Personal Banking initiatives drove growth in internationally targeted mortgages by 27 per cent and added some 1,300 new accounts, of which 80 per cent were HSBC Premier customers.

For footnotes, see page 36.

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Commercial Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Net interest income	3,003	2,301	2,574
Net fee income	1,420	1,297	1,348
Trading income	75	70	164
Net expense from financial instruments designated at fair value	(41)	–	–
Net investment income on assets backing policyholder liabilities	–	39	285
Gains less losses from financial investments	(2)	5	3
Dividend income	1	24	13
Net earned insurance premiums	118	519	553
Other operating income	178	290	221

Total operating income	4,752	4,545	5,161
Net insurance claims[1]	(78)	(452)	(812)

Net operating income before loan impairment charges and other credit risk provisions	4,674	4,093	4,349
Loan impairment charges and other credit risk provisions	(204)	94	(294)

Net operating income	4,470	4,187	4,055
Total operating expenses	(2,186)	(2,021)	(2,199)

Operating profit	2,284	2,166	1,856
Share of profit in associates and joint ventures	89	9	26

Profit before tax	2,373	2,175	1,882

By geographical region:
Europe	976	845	818
Hong Kong	394	536	368
Rest of Asia-Pacific	406	266	217
North America	507	448	400
South America	90	80	79

Profit before tax	2,373	2,175	1,882

	%	%	%

Share of HSBC’s profit before tax	22.3	21.5	21.3
Cost:income ratio	46.0	44.5	42.6
Cost efficiency ratio	46.8	49.4	50.6

	US$m	US$m	US$m
Selected balance sheet data[2]

Loans and advances to customers (net)	136,514	117,229	130,160
Total assets[2,3]	167,526	144,843	159,246
Customer accounts	134,359	123,964	137,801

Business highlights

•	Pre-tax profits increased by 9 per cent to US$2,373 million, despite the non-recurrence of the loan impairment allowance releases which benefited results in 2004.

•	Customer account balances and loans and advances to customers grew strongly following significant expansion in the UK and Hong Kong. Interest margins also increased.

•	Income growth was supported by new product launches, a 10 per cent increase in commercial customers and continued segmentation of the customer base, with the establishment last year of commercial centres in the UK having the greatest impact. In addition, several high-profile marketing campaigns, including the ‘Brand in action’ television advertising campaign in Hong Kong and the Rest of Asia-Pacific, were launched.

•	Progress continued to strengthen cross-border sales activity with a further referral programme launched between the US and the UK and the introduction of an online cross-border account opening tool.

•	HSBC’s ability to meet the needs of small business customers was enhanced by the introduction of a pre-approved loan product in Hong Kong, the launch of business call centres in Brazil and Argentina, and the expansion of Business Banking Centres in Malaysia.

•	Internet banking customer numbers increased by over 20 per cent and both transaction volumes and revenues doubled. Revenue growth was driven by increased online payments and trade income in Hong Kong, increased subscription income in Mexico and on-line loan product sales in Brazil.

•	Business insurance and commercial wealth management sales continued to advance, supported by the launch of new products including agricultural insurance in Mexico and Select Investor for business savings in the US.

•	The non-recurrence of significant reversals and recoveries of loan impairment charges in Hong Kong in 2004, together with increased impairment allowances in Europe, Hong Kong and South America reflecting asset growth, led to an increase in credit charges compared with the same period last year.

For footnotes, see page 36.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Corporate, Investment Banking and Markets

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Net interest income	1,170	2,085	1,909
Net fee income	1,384	1,260	1,504
Trading income	1,998	1,027	908
Net expense from financial instruments designated at fair value	(56)	–	–
Net investment income on assets backing policyholder liabilities	–	5	4
Gains less losses from financial investments	220	123	191
Dividend income	51	288	260
Net earned insurance premiums	42	37	49
Other operating income	638	434	478

Total operating income	5,447	5,259	5,303
Net insurance claims[1]	(31)	(33)	(26)

Net operating income before loan impairment charges and other credit risk provisions	5,416	5,226	5,277
Loan impairment charges and other credit risk provisions	77	187	312

Net operating income	5,493	5,413	5,589
Total operating expenses	(3,315)	(2,674)	(3,135)

Operating profit	2,178	2,739	2,454
Share of profit in associates and joint ventures	120	52	43

Profit before tax	2,298	2,791	2,497

By geographical region:
Europe	709	879	789
Hong Kong	598	839	764
Rest of Asia-Pacific	531	483	459
North America	378	547	419
South America	82	43	66

Profit before tax	2,298	2,791	2,497

	%	%	%
Share of HSBC’s profit before tax	21.6	27.6	28.3
Cost:income ratio	60.9	50.8	59.1
Cost efficiency ratio	61.2	51.2	59.4

For footnotes, see page 36.

Business highlights

•	Pre-tax profits decreased by 18 per cent to US$2,298 million. Total operating income rose despite the impact of a difficult interest rate environment on balance sheet management revenues and a competitive lending market. Revenues increased in key product areas and client sectors where HSBC invested to expand and extend the capabilities of Corporate, Investment Banking and Markets. Operating expenses increased by 24 per cent compared with the first half of 2004 but only by 6 per cent compared with the second half of 2004. Some 3,330 people were recruited during the last twelve months and at the same time 1,735 people departed. Cost growth was in line with internal projections. The new investment in building business capabilities was largely completed and future cost growth will be markedly lower.

•	In Global Markets, product areas where investment was made in 2003 and 2004 all showed positive revenue trends and improved rankings in client surveys.

Credit and rates revenues increased as the product offering was enhanced. HSBC is now a primary dealer in ten European government bond markets. Foreign exchange revenues rose following investment in the European franchise and electronic trading.

Structured derivatives revenues rose, reflecting new product capabilities added over the past two years. Equities revenues also rose, signifying the success of the implementation of HSBC’s new business model, which began in the latter part of 2004.

In the Euromoney 2005 foreign exchange survey, HSBC was ranked first in London, up from fourth at the end of the first half of 2004. The strength of the Global Markets network was underscored by HSBC being named ‘Best at Treasury and Risk Management in Asia’ in the Euromoney Awards for Excellence for the eighth consecutive year.

•	Corporate and Institutional Banking made significant progress in cross-selling to HSBC’s existing customer base and identifying new external revenue opportunities across the full product spectrum.

•	In Global Investment Banking revenues increased, reflecting HSBC’s success in developing customer relationships. HSBC was particularly successful in engaging clients on mainland China-related assignments and continued to build its cross-regional franchise. Additionally, in the US HSBC now has 54 advisory bankers.

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Management view of total operating income

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Global Markets
Money market and balance sheet	786	1,231	1,145
Foreign exchange	601	561	564
Credit and rates	420	385	270
Structured derivatives	216	199	187
Equities	160	152	104

	2,183	2,528	2,270

Corporate and Investment Banking
Global Investment Banking	471	353	524
Corporate and Institutional Banking and Global Transaction Banking	1,629	1,443	1,494
Private Equity	217	60	147

	2,317	1,856	2,165

Other[1]	947	875	868

Total operating income	5,447	5,259	5,303

Selected balance sheet data[2]
Loans and advances to:
– customers (net)	214,873	142,411	145,353
– banks (net)	162,769	129,193	128,032
Total assets[3]	749,867	542,486	584,775
Customer accounts	219,055	166,299	177,449
Trading assets, financial instruments designated at fair value, and financial investments	280,153	227,890	252,459
Deposits by banks	114,611	93,332	80,443

1	‘Other’ includes the Corporate, Investment Banking and Markets business of HSBC Trinkaus & Burkhardt, Group Investment Businesses, and net interest earned on free capital held in Corporate, Investment Banking and Markets not assigned to products.

For other footnotes, see page 36.

•	Key achievements in the advisory business included advising Dubai International Capital on its US$1.5 billion acquisition of Tussauds Group in the UK, Bank of America on its US$3 billion investment in China Construction Bank and Anglo American on its US$150 million purchase of a strategic stake in China Shenhua Energy Company.

The financing business benefited from strong revenue growth in project and export finance and asset and structured finance. HSBC maintained the top position in Hong Kong dollar bond issuance and its share of international bond issuance rose to 5.1 per cent from 4.5 per cent. Notable transactions included the €6 billion 50 year benchmark bond for the government of France. HSBC continued to add to its capabilities in asset-backed securities, equity capital markets and high yield debt. Notable transactions included the US$2.2 billion initial public offering for Bank of Communications and a high yield bond and senior debt financing for Rexel. HSBC ranked first in the equity initial offerings league table in Asia excluding Japan.

•	In Global Transaction Banking, all business lines performed well. The business was reorganised into two customer-facing divisions, financial institutions and corporates, to more closely align its services to ensure greater customer focus.

In financial institutions, alternative funds and the sub-custody and clearing businesses made strong progress.

The corporates division won several new mandates, including a cash management mandate from a major consumer products company covering 17 countries and territories in Asia. The supply chain business, launched in 2004, gained significant momentum as HSBC continued to develop complex solutions for multinationals seeking to improve the management of their Asian supplier networks.

•	Private Equity revenues increased sharply and HSBC is now successfully leveraging this business to build strong relationships in the financial sponsors sector.

•	Group Investment Businesses made substantial progress in implementing a new strategy separating the client solutions and active management businesses, thereby expanding the range of products to serve the investment needs of customers. Net new business from clients was US$16 billion (compared with US$5 billion for 2004), and assets under management grew 9 per cent to reach US$246 billion at 30 June 2005.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Private Banking

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Net interest income	414	332	386
Net fee income	531	500	462
Trading income	126	138	119
Gains less losses from financial investments	53	29	9
Dividend income	–	2	3
Other operating income	39	20	5

Total operating income	1,163	1,021	984
Net insurance claims[1]	–	–	–

Net operating income before loan impairment charges and other credit risk provisions	1,163	1,021	984
Loan impairment charges and other credit risk provisions	12	(9)	20

Net operating income	1,175	1,012	1,004
Total operating expenses	(724)	(650)	(669)

Operating profit	451	362	335
Share of profit in associates and joint ventures	–	–	–

Profit before tax	451	362	335

By geographical region:
Europe	236	209	229
Hong Kong	111	74	57
Rest of Asia-Pacific	43	29	31
North America	60	50	18
South America	1	–	–

Profit before tax	451	362	335

	%	%	%
Share of HSBC’s profit before tax	4.2	3.6	3.8
Cost:income ratio	62.3	63.7	68.0
Cost efficiency ratio	62.3	63.7	68.0

	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	25,949	20,870	24,463
Total assets[3]	57,944	52,617	56,751
Customer accounts	61,934	51,685	57,780

For footnotes, see page 36.

Business highlights

•	Pre-tax profits grew by 25 per cent compared with the first half of 2004, supported by strong growth in funds under management, deposits and the lending book.

•	Funds under management increased by 14 per cent to US$183.2 billion, benefiting from US$9.2 billion of net new money in the first half of 2005. In Asia, private banking assets under discretionary management increased by 85 per cent.

•	Use of the Strategic Investment Solutions product grew strongly. Global assets under management invested in this product grew by US$1.4 billion to US$2.0 billion, including net new money of US$1.1 billion in the first half of 2005.

•	HSBC continued to develop alternative investment products. Total client investment in hedge funds reached US$25 billion, and HSBC Private Bank was named the ‘third largest global provider of fund of hedge funds’ by capital invested by Institutional Investor magazine. HSBC’s G3 Euro Currency Hedge Fund was rated number one in its peer group for both the three- and five-year categories by Standard and Poors.

•	The lending book grew strongly, as clients leveraged their investments in the low interest rate environments in North America, Europe and Asia. In the UK, lending book growth was buoyed by strong growth in mortgages.

•	Bank of Bermuda’s private client and trust businesses were integrated, following the consolidation of the European and Asian businesses last year.

•	Work continued to strengthen links between Private Banking and the wider HSBC Group. A global cross-referral structure with Commercial Banking aided new client acquisition. Links with Personal Banking were evidenced primarily through customer segmentation exercises in the UK and Americas.

•	HSBC expanded the operations of its onshore Private Banking and Wealth and Tax Advisory Services (‘WTAS’) businesses in North America. In Europe, preparations were made for the launching of regional offices in the UK and France, utilising the existing retail bank network.

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Other[4]

Profit before tax
	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Net interest income	54	29	61
Net fee income/(expense)	145	172	(1)
Trading income/(expense)	(42)	96	(56)
Net expense from financial instruments designated at fair value	(113)	–	–
Net investment income on assets backing policyholder liabilities	–	14	30
Gains less losses from financial investments	85	153	143
Dividend income	41	16	–
Net earned insurance premiums	341	296	262
Other operating income	1,227	949	1,024

Total operating income	1,738	1,725	1,463
Net insurance claims[1]	(248)	(236)	(123)

Net operating income before loan impairment charges and other credit risk provisions	1,490	1,489	1,340

Loan impairment charges and other credit risk provisions	1	(9)	8

Net operating income	1,491	1,480	1,348
Total operating expenses	(1,456)	(1,252)	(1,241)

Operating profit	35	228	107
Share of profit in associates and joint ventures	13	28	41

Profit before tax	48	256	148

By geographical region:
Europe	78	123	243
Hong Kong	(15)	140	(11)
Rest of Asia-Pacific	48	24	2
North America	(165)	(22)	(174)
South America	102	(9)	88

Profit before tax	48	256	148

	%	%	%
Share of HSBC’s profit before tax	0.5	2.5	1.7
Cost:income ratio	83.8	72.6	84.8
Cost efficiency ratio	97.7	84.1	92.6

	US$m	US$m	US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	2,236	2,264	2,339
Total assets[3]	31,988	28,497	26,222
Customer accounts	434	343	557

For footnotes, see page 36.

Business highlights

•	The Group Service Centres are included in ‘Other’.

•	The US Technology Centre incurred and recharged US$571 million of expense, an increase of 22 per cent over the first half of 2004.

•	The Group Service Centres outside the US increased costs from US$61 million in the first half of 2004 to US$131 million in the current period as their contribution to the Group expanded.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

By geographical region:

In the analysis of profit by geographical region that follows, operating income and operating expenses include intra-HSBC items of US$417 million (first half of 2004: US$278 million; second half of 2004: US$353 million).

Profit before tax
	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
Europe	2,886	27.2	2,969	29.3	2,787	31.5
Hong Kong	2,419	22.7	2,609	25.8	2,221	25.2
Rest of Asia-Pacific	1,280	12.0	969	9.6	878	10.0
North America	3,713	34.9	3,417	33.8	2,653	30.1
South America	342	3.2	156	1.5	284	3.2

Total	10,640	100.0	10,120	100.0	8,823	100.0

Total assets

	At		At		At
	30 June 2005		30 June 2004		31 December 2004
	US$m	%	US$m	%	US$m	%
Europe	645,013	44.4	485,480	42.3	545,540	43.0
Hong Kong[2]	224,691	15.4	201,512	17.6	213,479	16.8
Rest of Asia-Pacific	134,693	9.3	107,665	9.4	120,530	9.5
North America	426,434	29.3	337,980	29.5	371,183	29.3
South America	23,783	1.6	13,487	1.2	17,368	1.4

Total[3]	1,454,614	100.0	1,146,124	100.0	1,268,100	100.0

Basis of preparation

The results are presented in accordance with the accounting policies used in the preparation of HSBC’s consolidated financial statements. HSBC’s operations are closely integrated and, accordingly, the presentation of customer group data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and head office functions, to the extent that these can be meaningfully attributed to operational business lines. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity.

     Where relevant, income and expense amounts presented include the results of inter-segment funding as well as inter-company and inter-business line transactions. All such transactions are undertaken on arm’s length terms. Inter-segment funding and placements of surplus funds are generally undertaken at market interest rates.

Footnotes to ‘Analysis by customer group and by geographical region’

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Excluding Hong Kong Government certificates of indebtedness.
3	Third party only.
4	The main items reported under ‘Other’ are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. The results include net interest earned on free capital held centrally and operating costs incurred by the head office operations in providing stewardship and central management services to HSBC. Net operating income of the Group’s wholesale insurance operations amounted to US$260 million in the first half of 2005 (first half of 2004: US$234 million; second half of 2004: US$277 million). ‘Other’ also includes the activities of Group Service Centres and Shared Service Organisation.

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Europe

Profit/(loss) before tax by country within customer group
	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Personal Financial Services	887	913	708

United Kingdom[1]	680	760	580
France[2]	90	102	103
Turkey	59	16	13
Other	58	35	12

Commercial Banking	976	845	818

United Kingdom	767	644	614
France[2]	142	130	142
Turkey	19	8	17
Other	48	63	45

Corporate, Investment Banking and Markets	709	879	789

United Kingdom	321	598	423
France[2]	178	113	224
Turkey	55	42	46
Other	155	126	96

Private Banking	236	209	229

United Kingdom	65	56	79
France[2]	14	(10)	(12)
Switzerland	98	95	108
Other	59	68	54

Other	78	123	243

United Kingdom	94	140	337
France[2]	(39)	(43)	(80)
Other	23	26	(14)

Total	2,886	2,969	2,787

United Kingdom	1,927	2,198	2,033
France[2]	385	292	377
Turkey	133	66	76
Switzerland	98	95	108
Other	343	318	193

1	In the UK, the Personal Financial Services business primarily comprises HSBC Bank and the UK subsidiary of HSBC Finance. The latter’s results included within UK Personal Financial Services were a loss of US$54 million in the half year to 30 June 2005, (half year to 30 June 2004: profit US$34 million; half year to 31 December 2004: profit US$63 million).
2	France principally comprises the domestic operations of CCF and the Paris branch of HSBC Bank.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
Europe	US$m	US$m	US$m

Net interest income	4,733	4,307	4,791
Net fee income	3,243	2,902	3,078
Trading income	1,068	508	489
Net expense from financial instruments designated at fair value	(136)	–	–
Net investment income on assets backing policyholder liabilities	–	130	441
Gains less losses from financial investments	209	153	114
Dividend income	42	304	254
Net earned insurance premiums	786	931	944
Other operating income	731	541	521

Total operating income	10,676	9,776	10,632

Net insurance claims incurred and movement in policyholder liabilities	(502)	(642)	(986)

Net operating income before loan impairment charges and other
credit risk provisions	10,174	9,134	9,646

Loan impairment charges and other credit risk provisions	(933)	(454)	(579)

Net operating income	9,241	8,680	9,067

Total operating expenses	(6,364)	(5,728)	(6,300)

Operating profit	2,877	2,952	2,767

Share of profit in associates and joint ventures	9	17	20

Profit before tax	2,886	2,969	2,787

	%	%	%
Share of HSBC’s profit before tax	27.2	29.3	31.5
Cost:income ratio	59.6	58.6	59.3
Cost efficiency ratio	62.6	62.7	65.3

Period-end staff numbers (full-time equivalent)	73,146	74,798	74,861

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	332,750	243,194	277,560
Loans and advances to banks (net)	84,293	63,132	56,049
Financial investments, trading assets, and financial instruments
designated at fair value	149,929	121,783	139,183
Total assets	645,013	485,480	545,540
Deposits by banks	80,360	68,630	55,720
Customer accounts	344,493	262,025	292,568

1	Third party only.

Growth in the UK economy slowed in the first half of 2005, with activity particularly subdued during the second quarter. Consumer spending and activity in the housing market declined sharply, despite relatively high levels of employment and continuing low interest rates. HSBC expects the slowdown in consumer spending to persist during the remainder of the year. In addition, industrial and export recovery stalled in the first half of 2005, with companies reluctant to invest, and the boost to the economy from public sector expenditure in recent years was less significant. Although consumer price inflation rose towards the government’s 2 per cent target, wage growth slowed in the first half of 2005, suggesting that medium-term pressures on inflation were well contained. The Bank of England’s Monetary Policy Committee kept interest rates unchanged during the period.

     The euro zone saw continuing lacklustre recovery in the first half of 2005 with growth in gross domestic product (‘GDP’) of around 1.2 per cent year-on-year, and still no sign of robust domestic growth. There was, however, considerable divergence between countries. GDP contracted in Italy by 0.3 per cent but grew by 3.5 per cent, 1.5 per cent and 1.0 per cent in Spain, France and Germany, respectively. HSBC expects that economic

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conditions will remain subdued throughout the rest of 2005.

     Euro zone inflation, at around 2 per cent, stayed close to the upper limit of the European Central Bank’s (‘ECB’) target for 2005. Higher energy prices added roughly 0.5 per cent to the year-on-year inflation rate, offset by a slight easing in underlying price pressures during the period. Interest rates have not changed for two years.

     HSBC’s European operations reported a pre-tax profit of US$2,886 million in the first half of 2005, compared with US$2,969 million in the same period in 2004, representing a decrease of 3 per cent. On an underlying basis, pre-tax profits grew by 2 per cent compared with the first half of 2004. In the UK bank, HSBC’s Personal Financial Services and Commercial Banking businesses grew pre-tax profits by 7 per cent.

     The commentary that follows is on an underlying basis.

     Personal Financial Services reported a pre-tax profit of US$887 million, a decrease of 6 per cent compared with the first half of 2004. The principal driver of this was the consumer finance operations of HSBC Finance in the UK where credit impairment charges rose by US$127 million against the first half of 2004, reflecting the impact of rising interest rates in 2004 and higher bankruptcies.

     The productivity benefits of the 2004 restructuring in the UK bank, supplemented by the re-launch of major products and enhanced differentiation of customer segments, successfully grew net operating income before impairment charges by 10 per cent, whilst holding costs broadly in line with last year.

     In the UK, considerable focus was given to sales and channel management, with the proportion of direct sales growing markedly. Marketing campaigns, including a ‘January sale’, helped improve awareness of HSBC products and customer retention and this contributed to market share gains across most major products. In France, successful marketing campaigns contributed to strong growth in mortgage lending, particularly to international customers buying property in France. The personal customer base in Turkey grew by 17 per cent to 2.2 million customers and strong credit and deposit growth contributed to pre-tax profits from this segment more than doubling to US$59 million.

     Net interest income increased by 15 per cent to US$2,733 million.

     Average mortgage balances in the UK grew by 25 per cent to US$60.1 billion as targeted offerings and competitive pricing enabled HSBC to retain existing customers and increase its market share of gross advances to 4.9 per cent. Average personal lending increased by 16 per cent as a result of marketing, differentiated pricing initiatives and improved sales penetration, particularly through direct channels.

     HSBC’s credit card business in the UK continued to expand. Promotional campaigns, focused sales and pricing initiatives contributed to the increase of over 268,000 new customers. This was further boosted by the joint store-card management arrangement with the John Lewis Partnership. Market share of new credit card customers increased from 5 per cent at the end of 2004 to 8 per cent and card utilisation grew, with average card balances increasing by 22 per cent to US$10 billion. As a consequence of highly competitive pricing initiatives designed to attract new customers, however, spreads on credit card products narrowed.

     Net interest income in the UK also benefited from a 6 per cent growth in current account balances, in response to marketing campaigns and the effect of higher average base rates.

     Savings balances in the UK grew by 8 per cent to US$45.7 billion, due in part to the launch of innovative new products including new ‘regular saver’ and ‘online saver’ offerings. Pricing was maintained at a competitive level with some consequential reduction in margin.

     In Turkey, marketing initiatives and advertising campaigns aimed at attracting new customers contributed to a 122 per cent growth in net interest income. Card balances increased significantly by over 80 per cent to US$0.9 billion and the number of cards in issue increased by 20 per cent to 1.9 million. Average mortgage balances increased by over 150 per cent giving HSBC in Turkey a 14 per cent share of the market. Market share growth in consumer lending was also notable.

     In France, net interest income grew by 2 per cent. CCF achieved good growth in personal lending, notably from mortgage sales where average mortgage balances rose by 15 per cent, though the benefit of this was partly offset by a small reduction in spreads. Sight deposits and special regulated savings accounts were driven by strong sales activity, and overall average sight deposits grew significantly to US$6.0 billion.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

     Net fee income increased by 5 per cent to US$1,194 million. Fee income rose, predominantly in the UK, from personal lending and credit card sales, plus increased lending in Turkey. HSBC continued to expand sales of investment products in the UK, following the launch of the depolarised investment proposition, and fee income increased as a consequence.

     In France, strong growth in commissions from the sale of insurance products and retail broking were partly offset by a decline in sales of collective investment products.

     Loan impairment charges increased by 90 per cent, of which 36 percentage points related to HFC Bank in the UK. The remaining increase came primarily from the historic strong growth in credit card and unsecured lending portfolios in the UK, but also reflected the impact of deteriorating economic conditions and a rise in personal bankruptcies. In part, the cost of increasing delinquency was met with higher credit-related charges. HSBC responded to the trends in delinquency by revising its credit scorecards, adopting positive credit reference data, further centralising underwriting, strengthening collections capabilities and adding resource to its retail credit function.

     Operating expenses were 3 per cent higher compared with the same period last year. In the UK, underlying costs were broadly in line with the first half of 2004. In France, costs increased by 4 per cent partly as a result of the rebranding activity to establish the ‘HSBC’ name. Marketing expenditure, including expanded television brand advertising and related costs, increased in Europe to support this initiative as well as business growth. The recruitment of additional sales and support staff led to increased staff costs. Increased IT costs reflected expenditure on installing HSBC’s universal banking system, HUB.

     Commercial Banking reported pre-tax profits of US$976 million, an increase of 13 per cent. In the UK, a reorganisation in 2004 reduced the cost base, and improved training and incentives created a better motivated sales force. HSBC was, therefore, well positioned for the good market conditions which existed in the first half of 2005, and benefited from both lending growth and wider spreads to achieve a 16 per cent growth in pre-tax profits.

     Net interest income increased by 19 per cent. In the UK, lending and overdraft balances increased by US$6.4 billion due to strong customer demand for credit, particularly in the property and construction sectors. New lending business volumes increased by 19 per cent and average balances per customer increased by 21 per cent as HSBC increased its market share in an expanding market. Invoice financing was also strong, with a 12 per cent increase in net interest income. Following a product relaunch in 2004, commercial mortgage balances increased by 46 per cent to US$2.1 billion. Risk-based pricing improved overdraft spreads by 22 basis points, while term lending margins were in line with 2004.

     UK liability balances in Commercial Banking increased by 8 per cent following a marketing campaign designed to secure a greater share of the savings market, together with a 10 per cent increase in current account balances. Customer numbers increased by 8 per cent to 933,000 and HSBC attracted 51,000 start-up accounts, maintaining its 20 per cent market share, partly as a result of a targeted small to medium-sized enterprise (‘SME’) marketing campaign. Some 12,000 customers switched their business to HSBC in the first half of 2005. Sterling current account spreads continued to fall, as customers moved to interest-paying current accounts, though this was offset by improved spreads on international and foreign currency current accounts. The Business Money Manager account continued to attract new business, with balances increasing by 6 per cent to US$6.7 billion.

     Net interest income in Turkey increased by 31 per cent as HSBC deepened its relationships with its larger Commercial Banking customers and benefited from sustained spreads in a low rate environment. Business volumes in Payments and Cash Management grew well with over 6,500 users in Commercial Internet banking.

     Net fee income of US$819 million increased by 3 per cent compared with 2004, net of the accounting for effective interest rates which led to a 17 per cent reduction in fee income. In the UK, growth in lending and overdraft new business volumes contributed to a US$43 million, or 28 per cent, increase in loan and overdraft fee income. Despite lower consumer spending in the first half of the year, credit card fee income increased by 16 per cent, due to increased transaction volumes and fee rates. The introduction of a new small business tariff in January 2005, together with expansion of the current account base, led to an overall increase of 12 per cent in current account fee income. The revised charging structure for SMEs encouraged the use of low cost delivery channels such as business internet banking.

     Loan impairment charges and other credit risk provisions increased by 34 per cent to US$160 million. In the UK, allowances were made against a small number of accounts in the latter part

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of the period, though general credit quality remained stable. In France, credit quality was also stable and recoveries exceeded new individually assessed allowances. There were few changes in allowance requirements in other European countries.

     Operating expenses decreased by 1 per cent. In the UK, costs decreased by 3 per cent due to the non-recurrence of expenses associated with cost reduction initiatives in 2004, which resulted in a fall in staff numbers. In France, costs increased by US$11 million as a result of the rebranding to ‘HSBC’, the recruitment of additional sales and support staff and an increase in IT expenditure incurred to install HUB.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$709 million, 20 per cent lower than the comparable period in 2004. Excluding the effect of adverse mark-to-market movements on non-qualifying hedges and on financial instruments designated at fair value, which arose from the adoption of IAS 39, pre-tax profit increased by approximately 4 per cent. Revenues from core trading activities increased with improvements in a wide range of products, particularly structured derivatives, credit and rates and currency options. Higher operating expenses reflected HSBC’s investment in expanding Corporate, Investment Banking and Markets’ capabilities, and the need to attract and retain high quality front-office and support staff.

     Excluding the mark-to-market movements referred to above, total operating income increased by some 10 per cent on the equivalent period in 2004. The interest rate and trading environment for Global Markets in the first half of 2005 presented challenges to the money markets and balance sheet management business. In the UK, net interest income declined as higher-yielding money market assets matured and a flat yield curve limited reinvestment opportunities.

     Globally, corporate lending spreads declined in response to strong liquidity in the banking system. Muted demand for credit from corporates and a higher proportion of fixed income investment within investing institutions added to the pressure on yields. Taking advantage of this environment, an increasing number of customers refinanced and negotiated better terms. Customer lending balances were stable in the UK. Global Transaction Banking, which includes Bank of Bermuda’s securities services operations, experienced revenue growth from business created from the positive cash flow that many UK corporates are generating in excess of current investment requirements. Revenues from payments and cash management business improved in the UK, driven by a 26 per cent increase in deposit balances.

     A 9 per cent increase in net fees reflected a good performance in Global Investment Banking, particularly from advisory services and debt financing products.

     Income from trading activities increased across all major products in Global Markets, reflecting the successful investment made in client-facing trading capabilities. Further benefit was derived from the development of the European franchise and electronic trading platforms over the past two years, together with the expansion of primary dealing activity in European government bond markets.

     Gains from sales of financial investments increased significantly to US$168 million. Private equity and venture capital gains were strong in the UK and France. In addition, Global Investment Banking generated gains from the restructuring and syndication of existing assets.

     The overall credit quality remained stable and there were lower recoveries of loan and impairment charges.

     Operating expenses increased by 11 per cent to US$1,812 million. Higher staff costs reflected the full impact of additional people recruited in the UK during 2004, together with limited selective hiring during the first half of 2005. Additional investment was made in the development of the infrastructure and technology platform required to integrate and support business expansion.

     Private Banking reported a pre-tax profit of US$236 million, an increase of 13 per cent on the first half of 2004, reflecting growth in core fees and commissions and increased lending. A notably stronger performance than in 2004 was partially offset by a US$20 million lower performance fee from the Hermitage Fund, a public equity fund dedicated to Russia.

     Net interest income benefited from strong growth in both lending and deposit balances, mainly in the UK and Switzerland. Lending balances increased by 28 per cent to US$15.7 billion, as clients borrowed on a secured basis in the low interest rate environment to make alternative investments. In the UK, mortgage balances increased by 45 per cent to US$1.6 billion, in part reflecting synergy with HSBC’s residential property advisory business. Strong growth in the receipt of cash from new clients prior to investment generated higher deposits in most countries.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

     Funds under management grew by 13 per cent to US$109.3 billion, including net new money of US$5.5 billion, in the first half of 2005. In Switzerland, the inflow of funds was generated by the recruitment of extra account officers, increased marketing and successful product positioning. In the UK, a cross-referral strategy with the retail bank aided client acquisition, particularly from within the owner-managed corporate segment. In Monaco, strong net new money inflows reflected a general expansion of the business and the success of a strategy to build onshore assets.

     Net fee income of US$364 million was 3 per cent higher than last year, or 9 per cent higher excluding the lower Hermitage Fund fees referred to above. Core fees and commissions increased in line with growth in funds under management. Brokerage fees increased only slightly and trading income fell compared with a very buoyant first half of 2004. Gains from financial instruments of US$34 million, 36 per cent higher than last year, were mainly from the sale of debt instruments in Switzerland and Monaco. There was a small reversal of loan impairment charges relating to specific clients, compared with a charge in 2004.

     Operating expenses increased by 4 per cent, reflecting front office recruitment and increased performance-related remuneration. This was partly offset by back office efficiency savings and the non-recurrence of restructuring costs arising from last year’s merger of HSBC’s four French private banks.

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Profit before tax by customer group

			Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Europe

Net interest income	2,733	1,348	163	264	225	–	4,733

Net fee income	1,194	819	660	364	206	–	3,243

Trading income	41	15	996	9	7	–	1,068
Net income/(expense) from financial instruments designated at fair value	48	3	(44)	–	(143)	–	(136)
Gains less losses from financial investments	(1)	2	168	34	6	–	209
Dividend income	–	1	22	–	19	–	42
Net earned insurance premiums	599	61	–	–	126	–	786
Other operating income	47	125	514	8	137	(100)	731

Total operating income	4,661	2,374	2,479	679	583	(100)	10,676

Net insurance claims[1]	(377)	(50)	–	–	(75)	–	(502)

Net operating income before loan impairment charges and other credit risk provisions	4,284	2,324	2,479	679	508	(100)	10,174

Loan impairment charges and other credit risk provisions	(810)	(160)	32	5	–	–	(933)

Net operating income	3,474	2,164	2,511	684	508	(100)	9,241

Total operating expenses	(2,590)	(1,191)	(1,812)	(448)	(423)	100	(6,364)

Operating profit	884	973	699	236	85	–	2,877

Share of profit in associates and joint ventures	3	3	10	–	(7)	–	9

Profit before tax	887	976	709	236	78	–	2,886

	%	%	%	%	%		%

Share of HSBC’s profit before tax	8.4	9.2	6.7	2.2	0.7		27.1
Cost:income ratio	55.6	50.2	73.1	66.0	72.6		59.6
Cost efficiency ratio	60.5	51.2	73.1	66.0	83.3		62.6

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	117,822	65,051	133,675	16,201	–		332,749
Total assets	141,058	79,713	382,936	38,652	2,654		645,013
Customer accounts	120,510	58,901	127,869	37,213	–		344,493
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			74,201
Trading assets, financial instruments designated at fair value, and financial investments			129,447
Deposits by banks			78,555

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax by customer group (continued)

	Half-year to 30 June 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	2,196	1,098	737	195	81	–	4,307

Net fee income	1,026	772	586	345	173	–	2,902

Trading income	14	16	362	58	58	–	508
Net investment income on assets backing policyholder liabilities	102	28	–	–	–	–	130
Gains less losses from financial investments	7	2	83	24	37	–	153
Dividend income	–	24	278	2	–	–	304
Net earned insurance premiums	617	197	–	–	117	–	931
Other operating income	25	149	345	5	87	(70)	541

Total operating income	3,987	2,286	2,391	629	553	(70)	9,776

Net insurance claims[1]	(398)	(166)	–	–	(78)	–	(642)

Net operating income before loan impairment charges and other credit risk provisions	3,589	2,120	2,391	629	475	(70)	9,134

Loan impairment charges and other credit risk provisions	(383)	(116)	63	(9)	(9)	–	(454)

Net operating income	3,206	2,004	2,454	620	466	(70)	8,680

Total operating expenses	(2,296)	(1,163)	(1,579)	(411)	(349)	70	(5,728)

Operating profit	910	841	875	209	117	–	2,952

Share of profit in associates and joint ventures	3	4	4	–	6	–	17

Profit before tax	913	845	879	209	123	–	2,969

	%	%	%	%	%		%
Share of HSBC’s profit before tax	9.0	8.3	8.7	2.1	1.2		29.3
Cost:income ratio	57.6	50.9	66.0	65.3	63.1		58.6
Cost efficiency ratio	64.0	54.9	66.0	65.3	73.5		62.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	93,669	59,108	76,939	13,477	1		243,194
Total assets	114,152	75,639	253,924	38,108	3,657		485,480
Customer accounts	106,884	51,231	72,366	31,554	(10)		262,025
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			56,701
Trading assets, financial instruments designated at fair value, and financial investments			97,810
Deposits by banks			66,178

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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	Half-year to 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Europe	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	2,448	1,207	666	226	244	–	4,791

Net fee income	1,084	821	675	313	185	–	3,078

Trading income/(expense)	(14)	100	373	46	(16)	–	489
Net investment income/(expense) on assets backing policyholder liabilities	343	99	–	–	(1)	–	441
Gains less losses from financial investments	(6)	1	113	8	(2)	–	114
Dividend income	–	12	248	3	(9)	–	254
Net earned insurance premiums	637	212	12	–	83	–	944
Other operating income	–	134	351	15	131	(110)	521

Total operating income	4,492	2,586	2,438	611	615	(110)	10,632

Net insurance claims[1]	(628)	(321)	–	–	(37)	–	(986)

Net operating income before loan impairment charges and other credit risk provisions	3,864	2,265	2,438	611	578	(110)	9,646

Loan impairment charges and other credit risk provisions	(556)	(190)	144	13	10	–	(579)

Net operating income	3,308	2,075	2,582	624	588	(110)	9,067

Total operating expenses	(2,602)	(1,259)	(1,801)	(395)	(353)	110	(6,300)

Operating profit	706	816	781	229	235	–	2,767

Share of profit in associates and joint ventures	2	2	8	–	8	–	20

Profit before tax	708	818	789	229	243	–	2,787

	%	%	%	%	%		%
Share of HSBC’s profit before tax	8.0	9.3	8.9	2.6	2.8		31.6
Cost:income ratio	57.9	48.7	73.9	64.6	57.4		59.3
Cost efficiency ratio	67.3	55.6	73.9	64.6	61.1		65.3

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	118,796	67,458	75,628	15,676	2		277,560
Total assets	143,507	83,284	273,902	40,140	4,707		545,540
Customer accounts	121,599	57,798	78,031	35,140	–		292,568
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			47,802
Trading assets, financial instruments designated at fair value, and financial investments			116,492
Deposits by banks			53,646

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Hong Kong

Profit before tax by customer group

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Personal Financial Services	1,331	1,020	1,043
Commercial Banking	394	536	368
Corporate, Investment Banking and Markets	598	839	764
Private Banking	111	74	57
Other	(15)	140	(11)

Total	2,419	2,609	2,221

Profit before tax
	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Net interest income	2,019	1,781	1,857

Net fee income	842	888	815

Trading income	380	380	279
Net expense from financial instruments designated at fair value	(21)	–	–
Net investment income on assets backing policyholder liabilities	–	24	290
Gains less losses from financial investments	65	110	109
Dividend income	29	17	10
Net earned insurance premiums	866	1,063	1,184
Other operating income	423	259	233

Total operating income	4,603	4,522	4,777

Net insurance claims incurred and movement in policyholder liabilities	(751)	(897)	(1,257)

Net operating income before loan impairment charges and other credit risk provisions	3,852	3,625	3,520

Loan impairment charges and other credit risk provisions	(56)	222	(2)

Net operating income	3,796	3,847	3,518

Total operating expenses	(1,381)	(1,241)	(1,317)

Operating profit	2,415	2,606	2,201

Share of profit in associates and joint ventures	4	3	20

Profit before tax	2,419	2,609	2,221

	%	%	%

Share of HSBC’s profit before tax	22.7	25.8	25.2
Cost:income ratio	30.0	27.4	27.6
Cost efficiency ratio	35.9	34.2	37.4

Period-end staff numbers (full-time equivalent)	25,260	24,680	25,552

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	80,664	75,112	78,824
Loans and advances to banks (net)	45,920	37,002	45,710
Trading assets, financial instruments designated at fair value, and financial investments	78,637	76,033	75,721
Total assets[2]	224,691	201,512	213,479
Deposits by banks	7,425	4,888	4,325
Customer accounts	166,956	165,107	178,033

1	Third party only.
2	Excluding Hong Kong Government certificates of indebtedness.

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Hong Kong’s economy saw a sustained expansion in the first half of the year, driven by both external trade and domestic demand. Mainland China’s exports remained strong over the period despite increasing trade conflicts with its major western trading partners. Hong Kong also benefited from the robust trade flow with the mainland. Domestic demand was boosted by the buoyant property market in the first quarter, with the latter underpinned by the low local interest rate environment. The speculation on renminbi revaluation had attracted funds into Hong Kong, which suppressed local interest rates below the US level. But local interest rates swiftly realigned to the US level after the Hong Kong Monetary Authority introduced new measures to cap the upside of the Hong Kong currency. The rate increases cooled the property market subsequently. Income growth in the first half was favourable while further improvement in the job market was noted. Over the period, rising tourism receipts continued to support the economy.

     HSBC’s operations in Hong Kong reported a pre-tax profit of US$2,419 million in the first half of 2005, a decrease of US$190 million, or 7 per cent, compared with the first half of 2004.

     Personal Financial Services reported a pre-tax profit of US$1,331 million, 31 per cent higher than in the first half of 2004. This was primarily due to a combination of widening deposit spreads, deposit growth and improved credit quality. By contrast, fee income from unit trust sales fell as deposit rates rose, encouraging savings balances to move back into deposits from investment products.

     The measures to cap the Hong Kong dollar referred to above removed the perceived likelihood of an upward realignment of the currency and prompted a reversal of much of the inward flows from investors in 2004 that had depressed local market rates. This led to a widening of deposit spreads to more normal levels after the exceptionally low spreads experienced in 2004, and contributed to an increase in net interest income of 30 per cent to US$1,253 million. Interest rate rises were also a factor in the overall increase in net interest income, stimulating year-on-year growth in deposit balances. Cardholder balances increased by 9 per cent. Spending grew by 16 per cent and HSBC’s market share of receivables increased. These volume benefits were partly offset by reduced spreads on mortgages, credit cards and personal loan portfolios following interest rate rises and reflecting competitive market conditions.

     In the mortgage market, competition remained acute, reflecting the lack of lending opportunities into which surplus market liquidity could be deployed. The rising interest rates led to a reassessment of mortgage lending rates, which steadily increased during the period. Against this backdrop, HSBC removed virtually all cash incentive payments in April, and adopted a selective approach to mortgage approvals, focusing on the overall value of the customer relationship to the bank. Average mortgage balances, excluding the reduction in balances under the GHOS, which remained suspended, rose by 1 per cent, reflecting the competitive lending rates offered. A combination of competitive pricing, higher funding costs and an increase in the value of mortgages being repriced resulted, however, in the average yield on mortgages falling by 13 basis points to 3 per cent.

     Net fees fell by 10 per cent to US$393 million, driven mainly by lower sales of unit trusts, which were partly offset by higher sales of structured products. The 42 per cent fall in unit trust fee income was driven largely by a change in market sentiment in the first half of 2005. Higher interest rates and a flattening yield curve had the effect of reducing customer demand for capital guaranteed funds. Sales of structured products, however, remained strong, more than tripling to US$46 million due to the success of the Exclusive Placement Service launched in 2004 for HSBC Premier customers. The service offers an extensive product range of yield enhancement options, repriced daily and linked to foreign exchange or interest rates.

     Recruitment of financial planning managers, who provide bespoke financial management services, continued with 147 new hires during the first half of 2005, bringing the total to 741.

     Fee income from stockbroking and custody services fell by 24 per cent to US$82 million, reflecting less favourable market conditions as interest rates rose. Fee income from credit cards increased by 6 per cent to US$68 million. HSBC credit cards have been repeatedly voted market leader in terms of the rewards programme and usage benefits. This helped HSBC strengthen its position as the largest credit card issuer in Hong Kong, with an 8 per cent rise in the number of cards in circulation to 3.6 million.

     HSBC continued to place significant emphasis on the growth and development of its insurance business, and continued to lead the market in sales of new regular premium insurance in the first quarter of the year, with a 23 per cent market share. There was also strong growth of insurance products offered online, with ‘TravelSurance’ sales rising by 125 per cent compared with the first half of 2004, and the

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

launch of an online ‘outpatient’ product. This led to an increase in insurance income of 10 per cent to US$227 million.

     There was a net release of loan impairment charges and other credit risk provisions of US$47 million in the first half of 2005, compared with a net charge of US$27 million for the same period in 2004. This was mainly driven by continued improvement in credit quality within the credit card business and a release of US$20 million in respect of prior year impairment allowances on the restructured lending portfolio. Higher property prices also led to a release of US$23 million in the mortgage portfolio. Credit conditions improved, benefiting from economic growth, higher property prices and lower bankruptcies.

     Operating expenses fell by 7 per cent to US$625 million, primarily driven by lower IT and marketing expenditures, and reduced staff costs. Staff costs declined by 2 per cent to US$283 million. During the first half of the year, branch teams were restructured to place a greater emphasis on sales and customer service, and staff numbers dedicated to this initiative increased. Overall, however, headcount in the branch network fell by 7 per cent, reflecting operating efficiency improvements and higher utilisation of the Group Service Centres.

     Pre-tax profits in Commercial Banking decreased by 27 per cent to US$394 million, as higher net interest income resulting from loan and deposit growth and increased margins was more than offset by lower loan impairment allowance releases.

     Net interest income increased by 62 per cent, following the appointment of a number of experienced relationship managers to service key accounts. Lending balances grew by 23 per cent, as both new lending and the usage of existing facilities increased. Customer deposits rose by 11 per cent to US$36.8 billion, partly as a result of continuing weakness in local equity markets. Interest rate rises in the first half of the year benefited deposit spreads, contributing to the rise in net interest income. The number of BusinessVantage all-in-one account customers increased by 26 per cent and led to a 165 per cent increase in income. Overall, customer numbers increased by 3 per cent to 360,000.

     Net fee income increased by 7 per cent to US$196 million. Increased income from credit cards and derivatives was partly offset by reduced sales of investment products and lower insurance income. Credit card fees increased by 39 per cent following the success of targeted marketing campaigns while derivative income increased by 67 per cent, as the Group enhanced its capability to offer bespoke risk management solutions to the SME and MME sectors. Sales growth also benefited from the recruitment of specialist Business Banking Officers.

     Loan impairment charges and other credit risk provisions included a significant charge against a client in the manufacturing sector. Releases and recoveries were lower than in 2004, reflecting a more stable credit environment and the non-recurrence of a significant release of credit allowances during 2004.

     Operating expenses were 3 per cent higher, principally as a result of staff recruitment to support business development and expansion. This was partly funded by cost saving initiatives to migrate business to low cost delivery channels, including cheque deposit machines, dedicated ATM deposit cards, incentive programmes and Business Internet Banking, which continued to grow.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$598 million, 29 per cent lower than the same period in 2004, primarily driven by a reduction in net interest income in Global Markets. Additionally, operating expenses increased, reflecting initiatives taken to extend the product range in Global Markets and to strengthen the Global Investment Banking advisory platform in Asia.

     Total operating income was lower by 7 per cent, principally due to a decrease in net interest income. Revenues declined as high yielding treasury assets matured and re-investment opportunities were limited by flat yield curves.

     In Corporate and Institutional Banking, total income increased by 12 per cent. Corporate lending benefited from an increase in spreads, reflecting the rise in interest rates and a moderate growth in balances. The upgraded cash management service delivered through HSBCnet generated an increase in new business volumes.

     A fall in net fees reflected a significant reduction in structured finance revenues, resulting from lower transaction volumes. However, debt and equity underwriting activities increased, resulting in higher fees of US$19 million. Fee income from Group Investment businesses was boosted by sales of investment products and strong growth in funds under management.

     Trading activities generated significant growth in revenues, due in part to private equity gains. In the early part of 2005, the trading of debt securities benefited from successful positioning against the contraction of credit spreads in the low Hong Kong dollar interest rate environment. These gains were,

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however, partly offset by losses arising from holdings of Asian high yield bonds, following the downgrading of certain companies in the automobile sector in the second quarter of 2005. Foreign exchange revenues declined due to the non-recurrence of gains in the early part of 2004 from a strengthening US dollar against the Hong Kong dollar, but this was partially offset by higher foreign exchange derivatives revenues. Derivatives revenues were higher as new structured product capabilities were added in the credit, interest rate and foreign exchange areas. However, sales of wealth management products were lower against a backdrop of rising interest rates, higher property prices and a subdued equity market, as investors switched to deposit products.

     Operating expenses increased by 28 per cent. Employee compensation and benefits rose by 33 per cent, primarily driven by the cost of an additional 45 middle and senior managers resulting from the expansion of the Asia Global Investment Banking business in the latter part of 2004. Global Markets’ operating expenses increased by 9 per cent, reflecting higher IT infrastructure and support costs associated with the increased range and sophistication of products offered.

     There was a small net release in the first half of 2005 on the loan impairment allowances made following the Asian financial crisis. These were comparatively smaller than releases seen in the property, industrial and telecommunications sectors in the first half of 2004.

     Private Banking contributed a pre-tax profit of US$111 million, an increase of 50 per cent compared with the first half of 2004, of which approximately two thirds arose from the adoption of full IFRSs. The benefit of strong growth in funds under management and higher sales of structured products was partly offset by the transfer of a trust business from Hong Kong to the Rest of Asia-Pacific region in the second half of 2004.

     Net operating income was 21 per cent higher than in the same period last year, excluding the trust business transfer and effect of IFRSs noted above. Higher fees from increased funds under management, brokerage, and sales of structured products were partly offset by the non-recurrence of exceptional transactional revenue earned in the strong market recovery of the first quarter of last year. Expansion of the front office team and marketing campaigns helped double discretionary managed private banking assets, including growth of 95 per cent in the Strategic Investment Solutions product, and boosted related fees by 16 per cent. Gains from financial investments of US$19 million were mainly from the sale of debt instruments.

     Funds under management increased by 29 per cent to US$32.4 billion. Expansion of the customer base, in part due to a cross-referral framework implemented with other Group entities, aided an inflow of US$2.9 billion in net new funds during the first half of 2005. The recruitment of front office staff, and the success of last year’s launch of the ‘HSBC Private Bank’ brand, helped to increase business growth.

     Operating expenses increased by US$6 million, or 9 per cent, net of a US$7 million decrease arising from the trust business transfer referred to above. Costs from front office recruitment and expenditure on marketing increased in support of the growing client base.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	1,253	498	413	38	(183)	–	2,019
Net fee income	393	196	204	43	6	–	842
Trading income/(expense)	36	21	295	75	(47)	–	380
Net income/(expense) from financial instruments designated at fair value	16	(44)	16	–	(9)	–	(21)
Gains less losses from financial investments	–	–	–	19	46	–	65
Dividend income	–	–	13	–	16	–	29
Net earned insurance premiums	820	37	9	–	–	–	866
Other operating income	117	18	43	5	358	(118)	423

Total operating income	2,635	726	993	180	187	(118)	4,603
Net insurance claims[1]	(728)	(18)	(5)	–	–		(751)

Net operating income before loan impairment charges and other credit risk provisions	1,907	708	988	180	187	(118)	3,852

Loan impairment charges and other credit risk provisions ..	47	(110)	4	3	–	–	(56)

Net operating income	1,954	598	992	183	187	(118)	3,796
Total operating expenses	(625)	(204)	(394)	(72)	(204)	118	(1,381)

Operating profit/(loss)	1,329	394	598	111	(17)	–	2,415
Share of profit in associates and joint ventures	2	–	–	–	2	–	4

Profit/(loss) before tax	1,331	394	598	111	(15)	–	2,419

	%	%	%	%	%		%
Share of HSBC’s profit before tax	12.5	3.7	5.6	1.0	(0.1)		22.7
Cost: income ratio	23.7	28.1	39.7	40.0	109.1		30.0
Cost efficiency ratio	32.8	28.8	39.9	40.0	109.1		35.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	33,649	20,399	21,420	3,443	1,753		80,664
Total assets[3]	38,588	26,241	130,848	8,721	20,293		224,691
Customer accounts	106,425	32,998	18,216	9,126	191		166,956
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			42,107
Trading assets, financial instruments designated at fair value, and financial investments			59,936
Deposits by banks			7,202

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.
3	Excluding Hong Kong Government certificates of indebtedness.

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	Half-year to 30 June 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	963	307	549	43	(81)	–	1,781
Net fee income	436	183	222	44	3	–	888
Trading income	24	15	250	54	37	–	380
Net investment income on assets backing policyholder liabilities	13	11	–	–	–	–	24
Gains less losses from financial investments	(2)	–	2	–	110	–	110
Dividend income	2	–	1	–	14	–	17
Net earned insurance premiums	764	291	9	–	(1)	–	1,063
Other operating income	138	24	40	–	293	(236)	259

Total operating income	2,338	831	1,073	141	375	(236)	4,522
Net insurance claims[1]	(624)	(267)	(6)	–	–	–	(897)

Net operating income before loan impairment charges and other credit risk provisions	1,714	564	1,067	141	375	(236)	3,625
Loan impairment charges and other credit risk provisions	(27)	172	79	(1)	(1)	–	222

Net operating income	1,687	736	1,146	140	374	(236)	3,847
Total operating expenses	(669)	(200)	(307)	(66)	(235)	236	(1,241)

Operating profit	1,018	536	839	74	139	–	2,606
Share of profit in associates and joint ventures	2	–	–	–	1	–	3

Profit before tax	1,020	536	839	74	140	–	2,609

	%	%	%	%	%		%
Share of HSBC’s profit before tax	10.1	5.3	8.3	0.7	1.4		25.8
Cost: income ratio	28.6	24.1	28.6	46.8	62.7		27.4
Cost efficiency ratio	39.0	35.5	28.8	46.8	62.7		34.2

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	33,217	16,552	20,868	2,632	1,843		75,112
Total assets[3]	36,506	21,428	119,245	6,396	17,937		201,512
Customer accounts	106,249	32,930	17,776	7,923	229		165,107
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			34,968
Trading assets, financial instruments designated at fair value, and financial investments			59,953
Deposits by banks			4,686

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.
3	Excluding Hong Kong Government certificates of indebtedness.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Hong Kong	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense) ..	1,052	377	449	42	(63)	–	1,857
Net fee income/(expense)	350	182	307	31	(55)	–	815
Trading income/(expense)	23	24	226	47	(41)	–	279
Net investment income on assets backing policyholder liabilities	105	185	–	–	–	–	290
Gains less losses from financial investments	–	–	4	–	105	–	109
Dividend income	–	1	1	–	8	–	10
Net earned insurance premiums	856	318	10	–	–	–	1,184
Other operating income/(expense)	156	28	57	(2)	228	(234)	233

Total operating income	2,542	1,115	1,054	118	182	(234)	4,777
Net insurance claims[1]	(776)	(475)	(6)	–	–	–	(1,257)

Net operating income before loan impairment charges and other credit risk provisions	1,766	640	1,048	118	182	(234)	3,520
Loan impairment charges and other credit risk provisions	(29)	(62)	85	5	(1)	–	(2)

Net operating income	1,737	578	1,133	123	181	(234)	3,518
Total operating expenses	(695)	(206)	(367)	(66)	(217)	234	(1,317)

Operating profit/(loss)	1,042	372	766	57	(36)	–	2,201
Share of profit/(loss) in associates and joint ventures	1	(4)	(2)	–	25	–	20

Profit/(loss) before tax	1,043	368	764	57	(11)	–	2,221

	%	%	%	%	%		%

Share of HSBC’s profit before tax	11.8	4.2	8.7	0.6	(0.1)		25.2
Cost: income ratio	27.3	18.5	34.8	55.9	119.2		27.6
Cost efficiency ratio	39.4	32.2	35.0	55.9	119.2		37.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	33,646	17,883	22,440	2,954	1,901		78,824
Total assets[3]	37,742	23,272	129,986	7,490	14,989		213,479
Customer accounts	114,302	35,226	18,903	9,264	338		178,033
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			42,515
Trading assets, financial instruments designated at fair value, and financial investments			59,703
Deposits by banks			4,205

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.
3	Excluding Hong Kong Government certificates of indebtedness.

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Rest of Asia-Pacific (including the Middle East)

Profit/(loss) before tax by customer group and by country

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Personal Financial Services	252	167	169
Commercial Banking	406	266	217
Corporate, Investment Banking and Markets	531	483	459
Private Banking	43	29	31
Other	48	24	2

Total	1,280	969	878

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Australia and New Zealand	71	51	33
Brunei	17	16	17
India	108	98	80
Indonesia	55	31	45
Japan	(7)	33	17
Mainland China	161	26	6
Malaysia	103	126	88
Middle East (excluding Saudi Arabia)	204	142	156
Philippines	19	16	22
Saudi Arabia	128	90	86
Singapore	141	135	137
South Korea	55	42	47
Taiwan	48	57	50
Thailand	31	31	29
Other	146	75	65

	1,280	969	878

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m

Net interest income	1,157	984	1,076
Net fee income	632	499	542
Trading income	387	265	229
Net income from financial instruments designated at fair value	14	–	–
Net investment income on assets backing policyholder liabilities	–	6	26
Gains less losses from financial investments	2	4	13
Dividend income	4	1	2
Net earned insurance premiums	29	57	40
Other operating income	131	63	83

Total operating income	2,356	1,879	2,011
Net insurance claims incurred and movement in policyholder liabilities	(37)	(46)	(36)

Net operating income before loan impairment charges and other credit risk provisions	2,319	1,833	1,975
Loan impairment charges and other credit risk provisions	(23)	9	(98)

Net operating income	2,296	1,842	1,877
Total operating expenses	(1,264)	(967)	(1,120)

Operating profit	1,032	875	757
Share of profit in associates and joint ventures	248	94	121

Profit before tax	1,280	969	878

	%	%	%
Share of HSBC’s profit before tax	12.0	9.6	10.0
Cost:income ratio	53.7	51.5	55.7
Cost efficiency ratio	54.5	52.8	56.7

Period-end staff numbers (full-time equivalent)	48,026	34,828	41,031

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	67,025	53,051	60,663
Loans and advances to banks (net)	19,833	15,475	14,887
Trading assets, financial instruments designated at fair value, and financial investments	32,951	28,531	31,065
Total assets	134,693	107,665	120,530
Deposits by banks	9,970	8,376	8,046
Customer accounts	84,155	69,845	78,613

1 Third party only.

Mainland China’s economy continued the strong growth seen in 2004 during the first half of 2005, with GDP rising 9.4 per cent year-on-year. Despite ongoing monetary tightening, fixed asset investment growth eased only slightly to 25.4 per cent year-on-year, compared with 28 per cent for the whole of 2004. Although a recent slowdown was recorded in the rate at which consumer prices were increasing, inflationary pressures did not ease significantly, with producer price inflation exceeding 5 per cent in the first half of 2005. As a result, HSBC expects that existing measures to slow the pace of economic growth will be maintained, along with further liberalisation of interest rates and deepening domestic foreign exchange markets. Foreign exchange reserves surged by US$81 billion in the first five months of 2005. On 21 July 2005, the People’s Bank of China announced that, with effect from 22 July 2005, the arrangement by which the renminbi (‘RMB’) is pegged to the US dollar will be replaced with a managed float. Initially, the exchange rate was set at US$1 to RMB8.11, equivalent to an appreciation of approximately 2 per cent.

     The Japanese economy struggled to make progress in the first half of 2005, though GDP growth was strong, largely as a consequence of a significant rise in inventories, a rebound in activity and a fall in

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prices after the earthquakes at the end of 2004. Although industrial production rose strongly, most of this was attributable to a big rise in motor vehicle inventories. Exports fell slightly. On the positive side, structural adjustments in Japan showed gradual progress. The rate of decline in bank loans (adjusted for securitisations and write-offs) fell to only 0.4 per cent year-on-year in April, the smallest decline since 1998, and the level of non-performing loans reported by major banks approached the target level. Deflation continued its gradual disappearance, as the core Consumer Price Index in April was only 0.2 per cent down on a year ago.

     In much of the rest of the region, there was clear evidence of a growth slowdown in the first half of 2005. South Korea and Taiwan were most affected, largely because export growth moderated as mainland China’s imports of capital goods slowed, and the global technology cycle turned down. South-East Asia generally fared better as it did not have the same exposure to mainland China’s investment growth. Indonesia, Malaysia and Thailand were also helped by firm commodity prices that had a positive effect on their terms of trade. Asian interest rates were largely stable despite rises in the US, with only the Philippines and Taiwan increasing rates. Some of the upward pressure on Asian currencies abated once the growth slowdown became apparent. Further relief came from the US dollar’s rally against the euro and the Japanese yen.

     Energy-producing economies in the Middle East continued to benefit from high global oil prices in the first half of 2005. With production levels also high, Saudi Arabia’s economy was expected to grow at about the same rate as in 2004, 6 per cent. There are plans to sharply reduce the current account surplus in 2005 as funds are used to pay down public debt and increase spending on public services, infrastructure and security. Other economies in the region, which are not as dependent on oil, also performed well, with the United Arab Emirates, for example, registering strong growth in non-oil sectors such as petrochemicals and financial services. HSBC expects, in the context of relatively low inflation, that the Middle East’s strong balance of payments position should ensure that domestic interest rates remain relatively low, which in turn should continue to stimulate domestic demand. GDP growth across much of the Middle East is expected to remain in the 5-6 per cent range in 2005.

     HSBC’s operations in the Rest of Asia-Pacific region reported a pre-tax profit of US$1,280 million in the first half of 2005, compared with US$969 million in the first half of 2004, an increase of 32 per cent. On an underlying basis, profit before tax was 19 per cent higher than in the first half of 2004.

     The commentary that follows is on an underlying basis.

     In Personal Financial Services, pre-tax profit of US$252 million increased by 42 per cent compared with the first half of 2004, reflecting strong asset growth and increased fee income. This was partly offset by higher costs, incurred in support of business expansion, and higher loan impairment charges.

     Net interest income grew by 25 per cent. Marketing campaigns designed to enhance awareness of the HSBC brand and competitive pricing contributed to growth in average assets in credit cards, mortgages, personal unsecured lending and customer deposits. In addition, spreads widened on deposits, augmenting strong growth in customer savings and deposit balances in South Korea, mainland China, Australia and the Middle East.

     The credit card business continued to expand across the region, due to the continued strength of consumer expenditure, the success of a number of customer acquisition strategies, several promotional campaigns and new product launches. HSBC’s card base in the region exceeded 5 million, with particularly strong growth in India, Singapore, Indonesia, the Philippines, Malaysia and Taiwan. Credit card spending increased by 37 per cent and contributed to the 31 per cent increase in average credit card balances compared with 2004.

     Average mortgage balances increased by 19 per cent to US$16.2 billion, due to higher sales volumes generated by direct sales forces and a series of promotional campaigns in a number of countries. Spreads narrowed as pricing was maintained at a competitive level.

     HSBC Premier was further enhanced and the number of customers using this service grew by 37 per cent.

     Net fee income grew by 38 per cent to US$198 million, reflecting higher card fee income driven by the strong growth in credit card sales volumes and increased account service fees. Sales of investment products contributed over US$10 million to the growth in revenues following the launch of over 100 tranches of structured notes and deposits products in 18 countries across the region, achieving total sales of US$633 million.

     Commissions from sales of unit trusts and funds under management were particularly strong in Singapore and Malaysia. HSBC Bank Malaysia maintained its position as the leading international

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

institutional unit trust agent. Brokerage and custody fees grew by 22 per cent, driven by strong growth in Australia, where stock market activity increased.

     HSBC continued to expand its insurance business across the region and income grew by 46 per cent to US$17 million as the number of policies in issue increased by 24 per cent to over 350,000.

     Loan impairment charges and other credit risk provisions increased by 58 per cent compared with the first half of 2004, mainly as a result of the non-recurrence of a release of a general provision in Malaysia in 2004, and growth in personal unsecured lending and credit cards across the region.

     Operating expenses of US$559 million increased by 25 per cent compared with the first half of 2004. Higher staff costs reflected the continued migration of call centre functions to the Group Service Centres in the region. Additional sales staff were recruited to support the enhanced range of services and distribution channels offered by HSBC and cross-sales opportunities. Performance-related remuneration increased as a result of the strong growth in profitability. Continued emphasis was placed on brand awareness in order to generate additional business and reinforce HSBC’s position as the world’s local bank across the region. Credit card, mortgage, and savings and investment advertising campaigns led to increased marketing costs. Investment in systems development across the region was reflected in higher technology costs. Other general expenses, including professional fees and communications costs, increased in support of business expansion.

     Commercial Banking reported pre-tax profits of US$406 million, 23 per cent higher than the same period last year. The increase was mainly due to higher net interest income resulting from balance sheet growth and an 11 per cent increase in customer numbers.

     Net interest income increased by 30 per cent to US$288 million, reflecting growth in the Middle East, Singapore, mainland China, Indonesia and Taiwan. In the Middle East, lending balances increased by 75 per cent, while customer account balances grew by 33 per cent. Higher trade flows also contributed to the increase in net interest income.

     Strong growth in the mainland China economy stimulated demand for credit and resulted in a 37 per cent increase in lending balances. Liability balances also benefited from economic growth, increasing by 49 per cent, while liability spreads grew by 88 basis points as a result of rising interest rates.

     In Singapore, a reorganisation to provide greater focus on customers in key industrial sectors, and the selective recruitment of experienced relationship managers, led to increased loan and deposit balances. Interest rate rises resulted in improved liability spreads, which were partly offset by lower asset margins. The successful launch of a loyalty campaign in Taiwan designed to increase deposits contributed to an 88 per cent increase in net interest income.

     Net fee income of US$146 million was 12 per cent higher. In the Middle East, increased business volumes led to higher lending fee income, while a combination of increased trade flows and the re-pricing of trade products generated higher trade services income. In mainland China, greater trade flows and higher new lending volumes enabled HSBC to increase fee income by 23 per cent.

     There was a net release of loan impairment charges of US$49 million, 11 per cent higher than in 2004. Improved credit quality in the Middle East, and continued strong economic growth in India, Indonesia and mainland China, led to lower new allowances and higher releases. Underlying credit quality improved in both Singapore and Malaysia, though net releases were lower in Malaysia than the significant releases of 2004 and, in Singapore, provisions against a major client led to higher charges.

     Operating expenses were 19 per cent higher than last year, though the cost efficiency ratio improved by 1 percentage point to 43 per cent as income increased at a faster rate than costs. Increases in sales and support staff and initiatives to support business expansion led to higher costs throughout the region. In India, changes to tax regulations led to an increase in non-staff expenses.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$531 million, broadly in line with the first half of 2004. Improved performance in mainland China, South Korea and Australia was offset by a reduction in pre-tax profits in Japan. In the Middle East, a significant increase in earnings was partly offset by higher staff costs arising from the enhancement of Global Investment Banking capabilities in the region.

     Total operating income increased by 12 per cent to US$819 million. In mainland China, lending balances improved by 45 per cent, while operations in Singapore benefited from an 8 per cent increase in deposit balances and a 57 basis point increase in spreads. In the Middle East, a 70 per cent rise in customer advances reflected a strong demand for corporate credit, in line with a surge in regional infrastructure and real estate projects. However, in

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Singapore and Japan balance sheet management revenues declined as higher yielding assets matured, particularly those denominated in US dollars.

     Net fees increased by 13 per cent. The expansion in business capabilities, which took place in the latter part of 2004, resulted in higher Global Transaction Banking volumes in South Korea, India and Singapore. Revenues from the custody business grew by 13 per cent, as sentiment for investment in the region improved and local stock market indices rose. Higher volumes of corporate lending and trade finance activity led to an increase in related fees in the Middle East. In Singapore, fee income increased by 34 per cent, reflecting increased syndicated finance activity.

     Income from trading activities increased as a relatively low interest rate environment, coupled with volatility in the value of the Korean won against the US dollar, benefited foreign exchange trading in South Korea. In the Middle East, HSBC’s enhanced capability in structured transactions and greater focus on trading in the regional currencies drove volumes higher as customers responded to a volatile market. Higher foreign exchange activity and government bond trading improved income streams in the Philippines, while in Japan, lower holdings of debt securities resulted in a reduction of revenues.

     Additionally, gains from the disposal of the asset management business in Australia added US$8 million to other operating income.

     Operating expenses increased by 19 per cent to US$357 million, in part reflecting higher performance-related incentives. The development of Global Investment Banking capabilities in the second half of 2004 resulted in an increase of 32 in the number of middle and senior managers in the Middle East, while the upgrade of corporate and support teams resulted in 16 additional people in Singapore and mainland China.

     Private Banking reported a pre-tax profit of US$43 million, an increase of 48 per cent compared with the first half of 2004, of which 9 per cent arose from the transfer of a trust business from Hong Kong. The benefits of investment in the business over the past two years were reflected in a 20 per cent increase in the customer base in 2005 and strong growth in funds under management, against a backdrop of increasing competition in the region.

     Funds under management increased by 21 per cent to US$6.9 billion. Front office recruitment and marketing campaigns boosted operations in the region. Net new money inflow in the first half of 2005 was US$0.6 billion, 51 per cent higher than in 2004.

     Net operating income increased by 42 per cent, or 27 per cent excluding the geographic transfer noted above. Net interest income benefited from strong balance sheet growth. In Singapore and Japan, customer loans increased by over 25 per cent as clients borrowed on a secured basis for reinvestment in higher-yielding securities or alternative investments. Customer deposits also increased by 50 per cent, notably in Singapore and Japan as new clients deposited cash prior to investing.

     Growth in non-interest income was mainly from trading income, which reflected increased sales of structured products to an expanding customer base, and higher foreign exchange earnings. Excluding the transfer of the trust business referred to above, fee income was 6 per cent lower than last year. Although funds under management rose, fee income was adversely affected by competitive pressure on pricing on some accounts. Brokerage income also fell, reflecting exceptional volumes in the first quarter of 2004 when clients re-entered the then-recovering equity markets.

     Operating expenses increased by 37 per cent. Excluding the trust business transfer referred to above, the increase was 15 per cent. Staff costs rose through front office recruitment. Higher costs also reflected increased expenditure on marketing to support business growth, mainly on client events and advertising.

     In Other, the Group Service Centres continued to expand, leading to an 84 per cent increase in expenses and an offsetting increase in income, as costs were recharged.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax by customer group

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
Rest of Asia-Pacific (including the Middle East)	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Net interest income	568	288	261	15	25	–	1,157
Net fee income	198	146	238	22	28	–	632
Trading income/(expense)	27	31	291	41	(3)	–	387

Net income from financial instruments designated at fair value	5	–	7	–	2	–	14
Gains less losses from financial investments	–	2	(2)	1	1	–	2
Dividend income	–	–	–	–	4	–	4
Net earned insurance premiums	20	9	–	–	–	–	29
Other operating income	21	1	24	3	124	(42)	131

Total operating income	839	477	819	82	181	(42)	2,356
Net insurance claims[1]	(33)	(4)	–	–	–	–	(37)

Net operating income before loan impairment charges and other credit risk provisions	806	473	819	82	181	(42)	2,319
Loan impairment charges and other credit risk provisions	(76)	49	2	2	–	–	(23)

Net operating income	730	522	821	84	181	(42)	2,296
Total operating expenses	(559)	(202)	(357)	(41)	(147)	42	(1,264)

Operating profit	171	320	464	43	34	–	1,032
Share of profit in associates and joint ventures	81	86	67	–	14	–	248

Profit before tax	252	406	531	43	48	–	1,280

	%	%	%	%	%		%
Share of HSBC’s profit before tax	2.4	3.8	5.0	0.4	0.4		12.0
Cost:income ratio	66.6	42.3	43.6	50.0	81.2		53.7
Cost efficiency ratio	69.4	42.7	43.6	50.0	81.2		54.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	25,046	17,549	22,036	2,295	98		67,024
Total assets	27,670	18,570	76,127	5,401	6,925		134,693
Customer accounts	30,138	16,293	30,797	6,852	75		84,155
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			16,347
Trading assets, financial instruments designated at fair value, and financial investments			27,902
Deposits by banks			9,772

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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	Half-year to 30 June 2004

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services	Commercial Banking	Corporate, Investment Banking & Markets	Private Banking	Other	Inter-segment elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	443	218	295	20	8	–	984

Net fee income	141	128	204	16	10	–	499

Trading income	17	28	196	24	–	–	265
Net investment income on assets backing policyholder liabilities	6	–	–	–	–	–	6
Gains less losses from financial investments	1	–	4	–	(1)	–	4
Dividend income	–	–	–	–	1	–	1
Net earned insurance premiums	46	11	–	–	–	–	57
Other operating income	14	7	11	–	67	(36)	63

Total operating income	668	392	710	60	85	(36)	1,879
Net insurance claims[1]	(42)	(4)	–	–	–	–	(46)

Net operating income before loan impairment charges and other credit risk provisions	626	388	710	60	85	(36)	1,833

Loan impairment charges and other credit risk provisions	(46)	44	12	(1)	–	–	9

Net operating income	580	432	722	59	85	(36)	1,842
Total operating expenses	(437)	(171)	(290)	(30)	(75)	36	(967)

Operating profit	143	261	432	29	10	–	875

Share of profit in associates and joint ventures	24	5	51	–	14	–	94

Profit before tax	167	266	483	29	24	–	969

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.7	2.6	4.8	0.3	0.2		9.6
Cost:income ratio	65.4	43.6	40.8	50.0	88.2		51.5
Cost efficiency ratio	69.8	44.1	40.8	50.0	88.2		52.8

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	19,144	14,848	17,105	1,842	112		53,051
Total assets	21,478	15,819	61,613	4,303	4,452		107,665
Customer accounts	26,893	13,977	24,752	4,179	44		69,845
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			13,170
Trading assets, financial instruments designated at fair value, and financial investments			24,014
Deposits by banks			7,614

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax by customer group (continued)

	Half-year to 31 December 2004

Rest of Asia-Pacific (including the Middle East)	Personal Financial Services	Commercial Banking	Corporate, Investment Banking & Markets	Private Banking	Other	Inter-segment elimination	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income /(expense)	505	254	301	22	(6)	–	1,076

Net fee income	143	138	217	25	19	–	542

Trading income	26	31	148	22	2	–	229
Net investment income on assets backing policyholder liabilities	26	–	–	–	–	–	26
Gains less losses from financial investments	–	–	2	–	11	–	13
Dividend income	–	–	–	–	2	–	2
Net earned insurance premiums	31	9	–	–	–	–	40
Other operating income	14	6	15	2	90	(44)	83

Total operating income	745	438	683	71	118	(44)	2,011
Net insurance claims[1]	(30)	(6)	–	–	–	–	(36)

Net operating income before loan impairment charges and other credit risk provisions	715	432	683	71	118	(44)	1,975
Loan impairment charges and other credit risk provisions	(71)	(64)	35	2	–	–	(98)

Net operating income	644	368	718	73	118	(44)	1,877
Total operating expenses	(512)	(179)	(308)	(42)	(123)	44	(1,120)

Operating profit	132	189	410	31	(5)	–	757
Share of profit in associates and joint ventures	37	28	49	–	7	–	121

Profit before tax	169	217	459	31	2	–	878

	%	%	%	%	%		%
Share of HSBC’s profit before tax	1.9	2.5	5.2	0.4	–		10.0
Cost:income ratio	68.7	40.9	45.1	59.2	104.2		55.7
Cost efficiency ratio	71.6	41.4	45.1	59.2	104.2		56.7

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	22,886	16,444	19,276	1,960	97		60,663
Total assets	25,577	18,845	66,438	4,549	5,121		120,530
Customer accounts	28,961	15,381	28,620	5,543	108		78,613
The following assets and liabilities were also significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			12,119
Trading assets, financial instruments designated at fair value, and financial investments			26,555
Deposits by banks			7,156

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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North America

Profit/(loss) before tax by country within customer group

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Personal Financial Services	2,933	2,394	1,990
United States	2,558	2,072	1,570
Canada	115	83	74
Mexico	244	229	320
Other	16	10	26

Commercial Banking	507	448	400
United States	192	235	182
Canada	191	104	135
Mexico	99	88	52
Other	25	21	31

Corporate, Investment Banking and Markets	378	547	419
United States	199	447	294
Canada	70	62	72
Mexico	84	31	54
Other	25	7	(1)

Private Banking	60	50	18
United States	59	48	17
Mexico	1	–	–
Other	–	2	1

Other	(165)	(22)	(174)
United States	(149)	(21)	(180)
Other	(16)	(1)	6

Total	3,713	3,417	2,653
United States	2,859	2,781	1,883
Canada	376	249	281
Mexico	428	348	426
Other	50	39	63
.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
North America
Net interest income	7,976	7,452	7,541
Net fee income	2,070	1,906	1,629
Trading income	275	221	194
Net expense from financial instruments designated at fair value	(257)	–	–
Gains less losses from financial investments	40	63	173
Dividend income	18	16	16
Net earned insurance premiums	290	267	286
Other operating income	476	299	419

Total operating income	10,888	10,224	10,258
Net insurance claims incurred and movement in policyholder liabilities	(173)	(157)	(155)

Net operating income before loan impairment charges and other credit risk provisions	10,715	10,067	10,103
Loan impairment charges and other credit risk provisions	(2,023)	(2,377)	(2,645)

Net operating income	8,692	7,690	7,458
Total operating expenses	(5,026)	(4,277)	(4,793)

Operating profit	3,666	3,413	2,665
Share of profit/(loss) in associates and joint ventures	47	4	(12)

Profit before tax	3,713	3,417	2,653

	%	%	%
Share of HSBC’s profit before tax	34.9	33.8	30.1
Cost:income ratio	46.2	41.8	46.7
Cost efficiency ratio	46.9	42.5	47.4
Period-end staff numbers (full-time equivalent)	72,638	68,521	69,781

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	266,623	222,396	248,616
Loans and advances to banks (net)	29,917	22,875	24,179
Trading assets, financial instruments designated at fair value, and financial investments	71,348	55,444	57,666
Total assets	426,434	337,980	371,183
Deposits by banks	9,773	14,677	15,284
Customer accounts	120,927	129,560	132,900

1	Third party only

The expansion of the US economy moderated in the first half of 2005, with GDP growth of approximately 3.5 per cent compared with 4.4 per cent in 2004. Although consumer spending growth remained fairly robust, business spending on equipment and software slowed a little. The labour market added over 1 million jobs in the first half of the year, while unemployment fell by 0.4 per cent to 5 per cent. The Federal Reserve’s favoured inflation measure, the core personal consumption expenditure deflator, stayed at a yearly rate of 1.6 per cent, despite higher energy prices boosting headline measures of inflation. The Federal Reserve raised interest rates four times during the year, to 3.25 per cent in June from 2.25 per cent at the end of 2004. After reaching a peak of 4.6 per cent in late March,

10-year bond yields fell below 4 per cent in early June. Equity markets were mixed, but in early June the S&P500 was close to its levels at the beginning of the year. The US dollar strengthened through much of the first half of 2005, reaching US$1.21 to the euro compared with US$1.35 at the end of 2004.

     Canada’s GDP growth was robust in the first half of 2005 as strong employment growth supported consumer spending, investment remained firm and exports rebounded from disappointing levels in the second half of 2004. The Bank of Canada (‘BoC’) kept interest rates unchanged throughout the first half of 2005, partly because of the strength of the Canadian dollar. Inflation increased slightly to 2.4 per cent in the early part of the year but fell back

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to 1.6 per cent in May. HSBC expects it to remain well within the BoC’s 1-3 per cent target range. However, the decline in unemployment to a four and half-year low of 6.7 per cent in June and generally robust domestic demand growth suggests further monetary tightening cannot be ruled out this year.

     In Mexico, annualised GDP growth moderated in the first half of 2005 as fixed investment and exports slowed in response to US demand. Consumer spending helped offset some of this weakness. Macro economic policy continued to be sound as the central bank tightened monetary policy, raising the overnight rate by 1 percentage point in the first quarter to 9.75 per cent. Inflation began to ease, reaching 3.4 per cent year-on-year compared with 3.8 per cent in December 2004. The balance of payments continued to be characterised by a small current account deficit of just 1.5 per cent of GDP, financed primarily by long-term flows, including foreign direct investment, remittances from workers in the US and export growth driven by higher oil prices. Increased interest rates and improving sentiment towards emerging markets in the second quarter supported the peso, which appreciated from Peso11.2:US$1 at the end of December 2004 to Peso10.75:US$1 by the end of June 2005.

     HSBC’s operations in North America reported a pre-tax profit of US$3,713 million in the first half of 2005, compared with US$3,417 million for the comparable period in 2004. On an underlying basis, pre-tax profits were 7 per cent higher than in the first half of 2004.

     The commentary that follows is on an underlying basis.

     Personal Financial Services (including Consumer Finance) generated a pre-tax profit of US$2,933 million, 22 per cent higher than in the first half of 2004.

     In the US, pre-tax profits grew by 22 per cent to US$2,558 million. Mortgage and consumer lending grew and deposit spreads widened. Loan impairment charges reduced significantly, reflecting improved economic and credit conditions. The continued targeting of higher credit-quality customers, along with improvements in underwriting, collections, and the pricing for risk, contributed further to the lower charge. In Mexico, pre-tax profits from personal customers increased by 5 per cent, driven by growth in deposits, international remittances, credit cards and other consumer lending.

     Net interest income increased by 7 per cent to US$6,826 million, largely driven by strong increases in the US and Mexico.

     In the US, net interest income was higher by 5 per cent at US$5,974 million, but this primarily reflected a change in presentation on the transition to IFRSs as a portion of interest expense was dealt with in ‘Net interest from financial instruments designated at fair value’. Interest income grew, reflecting the significant value of prime mortgage loans originated during 2004. In 2005, new prime loan originations were largely sold in the secondary market. There was an increase in non-prime balances, however, mainly driven by growth within the mortgage services business and the branch-based consumer lending business. Deposit spreads widened as interest rates rose, which led to a US$61 million increase in net interest income. Against a backdrop of continuing strong demand for unsecured lending, the motor financing, credit card and private label card portfolios all grew. The income benefit from increased asset balances was largely offset by narrower spreads, reflecting growing competitive pricing pressures, an improving credit environment and higher funding costs.

     Considerable focus was given to the expansion of the deposit base in the US bank in the first half of 2005. This was evidenced by the launch of a new online savings product, the opening of seven new branches in geographical areas with high potential for growth, and the introduction of a new premier proposition, including a high-yielding savings account. New personal account openings were 45 per cent higher than in the first half of 2004. The two new products launched during 2005 attracted some US$300 million of new deposit balances.

     In the US, the increase in prime mortgage balances was largely attributable to strong demand, particularly for adjustable rate mortgages, during 2004. Prime adjustable rate mortgage originations, which previously would have been retained on the balance sheet, are now being sold. Overall, average balances of prime mortgages in the US bank were approximately US$14 billion, or 57 per cent, higher than in the first half of 2004. The positive effect of the increased mortgage balances was partially offset by continued decreases in the average yield on these products, as customers continued to take advantage of lower coupon adjustable rate products. Loan refinancing activity, which represented 62 per cent of the total loans originated in the first half of 2004, fell to 43 per cent in the same period in 2005, reflecting higher interest rates.

     HSBC continued to grow sub-prime and near-prime mortgage balances within the mortgage services and branch-based consumer lending businesses. The mortgage services business, which purchases mortgage loans from a network of

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

correspondents, grew average receivables by US$10.1 billion or 46 per cent compared with the first half of 2004. This included purchases of US$2.5 billion from a single correspondent relationship. Within the branch network, the 20 per cent growth in average mortgage balances over the first half of 2004 was partly driven by increased marketing activity, together with the introduction of a new near-prime product in 2005. This led to a US$5.1 billion increase in average mortgage balances originated through the network. Higher funding costs within the sub-prime and near-prime portfolios lowered spreads, offset by improved credit costs.

     The credit card business remained highly competitive, with many low rate offers available to customers. By increasing the level of marketing promotions, HSBC grew average receivables by 5 per cent to US$20 billion, primarily in the HSBC branded prime, Union Privilege and non-prime portfolios. This growth in balances, however, was more than offset by lower spreads, mainly from higher funding costs. Yields increased notwithstanding the strong growth in lower yielding prime and promotional balances.

Vehicle finance average balances of US$11.5 billion also reported strong organic growth, with a 17 per cent increase over the first half of 2004, achieved through a network of 5,200 motor dealerships, extensive alliance relationships and direct sales channels. The benefit of this was more than offset by lower spreads, driven by higher funding costs and the continued move towards better credit quality customers.

     Personal non-credit card average receivables grew by 7 per cent to US$16.1 billion, reflecting increased marketing and improvements in underwriting standards, aided by the continued improvement in the US economy. The benefit of this growth, coupled with higher yields from pricing initiatives, was reduced by higher funding costs, which lowered overall spreads. Spreads were lower within the retail services business as a large proportion of the loan book, priced at fixed rates, was affected by higher funding costs as interest rates rose. This reduced the benefits of receivable growth, which increased by 6 per cent from new originations and new merchant relationships.

     In Mexico, net interest income rose, primarily due to the widening of deposit spreads, coupled with strong deposit and loan growth. In 2005, HSBC Mexico was able to utilise a portion of its competitive funding advantage to price aggressively and promote various consumer loan products, resulting in significant volume growth. The benefit was partly offset by lower spreads, reflecting a reduction in yields and higher funding costs due to interest rate rises. Despite an increasingly competitive marketplace, HSBC increased its market share in deposit balances by 1 percentage point to 14.6 per cent, primarily driven by the success of a new product ‘tu Cuenta’, the only integrated financial services product of its kind offered in Mexico. Average deposit balances in Mexico increased by 16 per cent to US$10.5 billion.

     The launch of a new low fixed-rate mortgage in Mexico, in response to customer demand, generated US$215 million of gross new lending, with average mortgage balances increasing by 84 per cent. Mortgage spreads narrowed due to higher funding costs on fixed rate mortgage business. HSBC Mexico regained its premier position in vehicle financing, with a market share of 27 per cent. Vehicle finance average balances grew by US$215 million to US$774 million, a 38 per cent increase over the same period in 2004.This was achieved by new product launches, targeting of new customer segments and more competitive pricing. Average payroll loan receivables in Mexico increased by over 115 per cent to US$206 million, reflecting HSBC’s market-leading ability to grant pre-approved personal loans over its ATM network.

     In HSBC Bank Canada, net interest income grew by 13 per cent due to volume growth in personal loan and mortgage balances along with a widening in deposit spreads.

     Other income grew by 11 per cent to US$2,063 million, compared with the first half of 2004.

     In the US, the 13 per cent increase was mainly driven by higher income from credit cards, deposit-related services and the taxpayer financial services business. Income within the credit cards business grew, mainly driven by a 10 per cent increase in fee income. This was largely attributable to higher transaction volumes and improved interchange rates. Usage of the ‘intellicheck’ product, enabling customers to pay their credit card balances over the telephone, also increased over the previous year. Revenues from enhancement service products grew, driven primarily by new products launched during the first half of 2005.

     A revised fee structure, introduced in the second half of 2004, helped generate an 11 per cent growth in fee income from deposit-related services. Within the taxpayer financial services business, fee income also grew by 11 per cent, as a result of increased transaction volumes. Since June 2004, HSBC has

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captured in-house the clearing business for refund anticipation payments. Historically this was carried out by a third party bank.

     Losses from sales of real estate repossessed by HSBC due to customers defaulting on their mortgage payments, were US$90 million lower than the first half of 2004. This was attributable to improvements in the process by which the fair market value is determined at the time of repossession. Revenues in the US mortgage banking business improved over the previous year. Servicing-related income grew, driven by a reduction in the amortisation of mortgage servicing rights (‘MSRs’), which in turn was the result of lower levels of mortgage prepayments. Income from derivatives used to offset changes in the economic value of MSRs also increased in 2005 to US$19 million compared with a US$25 million loss in 2004. The increase in originations and sales-related income was attributable to a higher basis point gain on each individual sale. During 2005, residential mortgages originated with the intention to sell were consistent with 2004. A higher proportion of adjustable rate residential mortgage loans is being sold in 2005, which previously would have been held on the balance sheet.

     In HSBC Mexico, the 14 per cent increase in net fee income to US$208 million was partly due to the continued expansion of the pension funds business. Higher fee income arose from international remittances, which increased by 71 per cent, and from credit cards. The ‘Afore’ pension funds business attracted 170,000 new customers during the first half of the year, which helped to grow revenues by 57 per cent. Mutual fund balances grew by 52 per cent, due to the successful launch of new funds aimed at different market segments, along with strong cross sales among HSBC’s extensive customer base. In the credit card business, HSBC Mexico continued to derive benefits from the enhanced customer relationship management system, increasing the number of cards in circulation by 59 per cent to 794,000. This helped drive the 54 per cent increase in credit card fee income to US$33 million. Strong sales of insurance products in Mexico resulted from increased cross-selling within the branch network.

     In HSBC Canada, other income declined by 36 per cent, largely attributable to the non-recurrence of the gain on sale of the Canadian Direct Insurance business in the first half of 2004.

     Loan impairment charges and other credit risk provisions fell by 13 per cent to US$2,097 million compared with the first half of 2004, as credit conditions in the US improved and collection activity increased. An increase in secured lending compared with historic levels also contributed to the lower charge. Although there was strong growth in lending balances in Mexico, general improvements in the credit quality of the loan portfolios resulted in a fall in new provisions.

     Operating expenses of US$3,686 million were 11 per cent higher than in the first half of 2004.

     Expansion of the US banking branch network drove the 9 per cent increase in total operating costs with 7 new branches opened in the first half of 2005. Pension and retirement savings plan costs in the US bank also increased. Costs increased in order to support income growth initiatives within the mortgage and consumer lending businesses. Staff numbers increased in the consumer lending branch network and in the mortgage services business to support growth in business volumes.

     Within the credit card business, increased marketing expenditure of US$103 million was primarily due to changes in contractual obligations associated with the General Motors’ co-branded credit card portfolio in July 2004. This was partly offset by lower account origination costs. Marketing expenses also increased in support of income growth initiatives, particularly in the non-prime credit card markets. Other administrative expenses, mainly systems, legal, professional and consulting costs increased in line with the growth in volumes across all the major product lines.

     In Mexico, higher staff costs were incurred to support growth in business volumes and to improve customer service, while the roll-out of new systems to meet Group standards drove a 29 per cent increase in IT-related expenditure.

     Operating expenses fell by 8 per cent in Canada. This was mainly due to the non-recurrence of restructuring costs incurred in relation to the acquisition of Intesa Bank Canada in 2004, partly offset by an increase in general and administration costs in support of higher business volumes.

     Commercial Banking reported pre-tax profits of US$507 million, 9 per cent higher than the same period in 2004, mainly from lending and deposit growth and improved interest margins.

     Net interest income increased by 13 per cent to US$661 million. In the US, net interest income increased by 10 per cent due to higher interest margins. The recruitment of additional relationship managers in 2004 contributed to a 20 per cent increase in loan balances and a 14 per cent increase in deposits. Commercial mortgage lending increased

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

by 13 per cent, as HSBC expanded its presence in the California, Boston and Florida markets and consolidated its position in New York. In April 2005, HSBC launched the Select Investor product, offering competitive tiered interest rates, and has since attracted over US$265 million of deposits in the product’s first two months. BusinessSmart continued to perform strongly following its launch in the fourth quarter of 2004, with 31,000 accounts now active and balances of US$678 million.

     In Canada, net interest income increased by 16 per cent as low interest rates and an improved economic and business environment led to increased demand for lending products. Average loan balances increased by 26 per cent, with particularly strong growth in commercial real estate lending, which increased by US$1.4 billion. Average deposit and current account balances both increased by 13 per cent, reflecting geographical and branch expansion, increased advertising, more effective management of potential client leads and the impact of a strong economy. Deposit spreads increased by 13 basis points, benefiting from interest rate rises, while lending spreads decreased.

     In Mexico, net interest income increased by 28 per cent, mainly the result of a 21 per cent increase in deposits from HSBC’s expansion into the SME deposit market, and a 6 per cent growth in loans, attributable to effective promotion of HSBC’s international network and product capabilities. The Estimulo combined loan and overdraft product, which was launched at the end of 2004, performed strongly with 2,100 accounts now open.

     Other income fell by US$53 million due to lower profits on the disposal of properties in the US, by contrast with the exceptionally high gains made in 2004 on a single large development.

     There was a net release of loan impairment provisions of US$40 million in the first half of 2005 compared with a net charge of US$167 million in the same period in 2004. In Canada, improved credit quality and lower levels of default led to a reduction in charges, while in the US non-performing loans as a proportion of assets decreased by 0.5 per cent reflecting high, stable credit quality.

     Operating expenses increased by 11 per cent to US$424 million, principally in the US, where expansion in the SME and MME markets and in the commercial mortgage sector led to higher staff costs. Headcount increased by 20 per cent to 608. Regional branch expansion and higher marketing costs also contributed to the increase in expenses in the US.

Corporate, Investment Banking and Markets reported a pre-tax profit of US$378 million, 35 per cent lower than in the first half of 2004, due predominantly to an increase in operating expenses. In the second half of 2004 and in 2005, HSBC’s business in the US experienced a period of significant expansion with specific initiatives designed to build stronger capabilities within Corporate, Investment Banking and Markets.

     Total operating income of US$987 million was broadly in line with the first half of 2004. In Mexico, balance sheet management reported an increase due to higher volumes and successful strategic positioning in a rising short-term interest rate environment with an overall flattening of the yield curve. However, in the US and Canada, the flatter yield curve and successive short-term rate increases resulted in decreases in net interest income from investment portfolios.

     A 9 per cent increase in net fees was driven by a 48 per cent increase in debt underwriting activity and higher fees from corporate lending. Payments and cash management earnings also grew as volumes increased following the enhancement of Global Transaction Banking facilities.

     Income from trading activities declined compared with the first half of 2004, primarily due to a reduction in income in the rates business arising from difficult trading conditions. Foreign exchange revenues remained broadly in line with previous year, generating income from steady customer flows.

     There was a reduction in the net release of loan impairment allowances of US$20 million.

     Operating expenses of US$684 million rose by 53 per cent. HSBC expanded its capabilities to include mortgage-backed securities and Global Investment Banking advisory services; these accounted for some US$3,264 million of the cost increase in the US. The recruitment drive in the latter part of 2004 saw an increase of 244 in execution staff and senior managers across a wide range of Corporate, Investment Banking and Markets capabilities. A further 213 people were recruited in the back-office and support functions. Non-staff costs grew correspondingly and included investment in critical infrastructure and technology, which was required to support the new business streams and the control environment.

     Share of profit in associates included a distribution from HSBC’s investment in AEA Investors LP.

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     Private Banking contributed a pre-tax profit of US$60 million, an increase of 27 per cent on the first half of 2004.

     Net interest income increased by 29 per cent, with new clients contributing to growth in both lending and deposit balances. The former increased by over 30 per cent, boosted by the success of the insurance premium financing business and from clients borrowing on a secured basis to invest in other assets. Margins on client deposits also increased, benefiting from interest rate rises.

     A small trust account business was sold in the first quarter of 2005, generating one-off other operating income of US$9 million. This was partly offset by the non-recurrence of a gain from financial investments arising from the sale of seed capital holdings in 2004. Wealth and Tax Advisory Services (‘WTAS’) expanded its presence in New York and Philadelphia through the recruitment of fee-generating staff, as well as growing organically through referrals, contributing to an increase of US$7 million in fee income.

     Higher funds under management, which grew by 13 per cent to US$34.6 billion, also contributed to the rise in fee income. The growth reflected client acquisition in general, and assets booked in Mexico following the launch of Private Banking there in 2004. The Strategic Investment Solutions product, launched in March 2004, was notably successful in attracting an inflow of funds. Discretionary managed assets invested in this product grew to US$0.6 billion.

     Operating expenses of US$156 million were 12 per cent higher than last year. The recruitment of front office staff in Private Banking, and new fee-generating staff in WTAS, added to the cost base. This was partly offset by headcount savings through restructuring and the sale of the trust account business referred to above.

     The expansion of HSBC’s North American technology company led to an increase in operating expenses in Other, offset by an increase in other operating income from recharges.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,826	661	444	95	(50)	–	7,976
Net fee income/(expense)	1,573	203	252	97	(55)	–	2,070
Trading income	63	3	208	1	–	–	275
Net expense from financial instruments designated at fair value	(223)	–	(34)	–	–	–	(257)
Gains less losses from financial investments	(1)	(6)	47	(1)	1	–	40
Dividend income	2	–	16	–	–	–	18
Net earned insurance premiums	290	–	–	–	–		290
Other operating income	359	30	54	22	585	(574)	476

Total operating income	8,889	891	987	214	481	(574)	10,888
Net insurance claims[1]	(173)	–	–	–	–	–	(173)

Net operating income before loan impairment charges and other credit risk provisions	8,716	891	987	214	481	(574)	10,715
Loan impairment charges and other credit risk provisions	(2,097)	40	32	2	–	–	(2,023)

Net operating income	6,619	931	1,019	216	481	(574)	8,692
Total operating expenses	(3,686)	(424)	(684)	(156)	(650)	574	(5,026)

Operating profit/(loss)	2,933	507	335	60	(169)	–	3,666
Share of profit in associates and joint ventures	–	–	43	–	4	–	47

Profit/(loss) before tax	2,933	507	378	60	(165)	–	3,713

	%	%	%	%	%		%
Share of HSBC’s profit before tax	27.6	4.8	3.6	0.6	(1.7)		34.9
Cost:income ratio	41.5	47.6	69.3	72.9	135.1		46.2
Cost efficiency ratio	42.3	47.6	69.3	72.9	135.1		46.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	195,616	30,362	36,638	4,008	–		266,624
Total assets	231,980	38,001	151,021	5,094	338		426,434
Customer accounts	54,293	22,503	35,476	8,655	–		120,927
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			27,037
Trading assets, financial instruments designated at fair value, and financial investments			59,287
Deposits by banks			17,475

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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	Half-year to 30 June 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	6,368	558	439	72	15	–	7,452
Net fee income/(expense)	1,438	166	220	89	(7)	–	1,906
Trading income	12	9	197	2	1	–	221
Gains less losses from financial investments	14	3	34	5	7	–	63
Dividend income	7	–	9	–	–	–	16
Net earned insurance premiums	259	–	–	–	8	–	267
Other operating income	114	99	34	14	519	(481)	299

Total operating income	8,212	835	933	182	543	(481)	10,224
Net insurance claims[1]	(118)	–	–	–	(39)	–	(157)

Net operating income before loan impairment charges and other credit risk provisions	8,094	835	933	182	504	(481)	10,067
Loan impairment charges and other credit risk provisions	(2,414)	(17)	52	2	–	–	(2,377)

Net operating income	5,680	818	985	184	504	(481)	7,690
Total operating expenses	(3,286)	(370)	(435)	(134)	(533)	481	(4,277)

Operating profit/(loss)	2,394	448	550	50	(29)	–	3,413
Share of profit/(loss) in associates and joint ventures	–	–	(3)	–	7	–	4

Profit/(loss) before tax	2,394	448	547	50	(22)	–	3,417

	%	%	%	%	%		%
Share of HSBC’s profit before tax	23.7	4.4	5.4	0.5	(0.2)		33.8
Cost:income ratio	40.0	44.3	46.6	73.6	98.2		41.8
Cost efficiency ratio	40.6	44.3	46.6	73.6	105.8		42.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	167,907	25,774	25,797	2,918	–		222,396
Total assets	201,279	30,303	101,467	3,784	1,147		337,980
Customer accounts	49,788	24,189	47,572	8,011	–		129,560
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			22,583
Trading assets, financial instruments designated at fair value, and financial investments			44,302
Deposits by banks			14,204

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
North America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	6,547	589	431	94	(120)	–	7,541
Net fee income/(expense)	1,217	136	271	87	(82)	–	1,629
Trading income	42	6	142	4	–	–	194
Gains less losses from financial investments	103	2	73	1	(6)	–	173
Dividend income	7	–	11	–	(2)	–	16
Net earned insurance premiums	294	–	–	–	(8)	–	286
Other operating income/(expense)	277	55	56	(10)	546	(505)	419

Total operating income	8,487	788	984	176	328	(505)	10,258
Net insurance claims[1]	(194)	–	–	–	39	–	(155)

Net operating income before loan impairment charges and other credit risk provisions	8,293	788	984	176	367	(505)	10,103
Loan impairment charges and other credit risk provisions	(2,706)	26	36	–	(1)	–	(2,645)

Net operating income	5,587	814	1,020	176	366	(505)	7,458
Total operating expenses	(3,597)	(414)	(589)	(158)	(540)	505	(4,793)

Operating profit/(loss)	1,990	400	431	18	(174)	–	2,665
Share of loss in associates and joint ventures	–	–	(12)	–	–	–	(12)

Profit/(loss) before tax	1,990	400	419	18	(174)	–	2,653

	%	%	%	%	%		%
Share of HSBC’s profit before tax	22.6	4.5	4.7	0.2	(1.9)		30.1
Cost:income ratio	42.4	52.5	59.9	89.8	164.6		46.7
Cost efficiency ratio	43.4	52.5	59.9	89.8	147.1		47.4

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	191,727	26,850	26,166	3,871	2		248,616
Total assets	228,451	31,407	106,713	4,538	74		371,183
Customer accounts	51,165	27,167	46,745	7,822	1		132,900
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			23,817
Trading assets, financial instruments designated at fair value, and financial investments			46,700
Deposits by banks			14,887

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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South America

Profit/(loss) before tax by country within customer group

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Personal Financial Services	67	42	51
Brazil	54	35	63
Argentina	27	8	(13)
Other	(14)	(1)	1

Commercial Banking	90	80	79
Brazil	73	57	51
Argentina	18	25	25
Other	(1)	(2)	3

Corporate, Investment Banking and Markets	82	43	66
Brazil	58	35	57
Argentina	26	4	4
Other	(2)	4	5

Private Banking	1	–	–
Brazil	1	–	1
Other	–	–	(1)

Other	102	(9)	88
Brazil	(1)	(10)	(8)
Argentina	94	(2)	103
Other	9	3	(7)

Total	342	156	284
Brazil	185	117	164
Argentina	165	35	119
Other	(8)	4	1

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Profit before tax

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
South America	US$m	US$m	US$m

Net interest income	805	606	704
Net fee income	265	229	230

Trading income	218	26	28
Net income from financial instruments designated at fair value	46	–	–
Net investment income on assets backing policyholder liabilities	–	34	61
Gains less losses from financial investments	38	–	34
Dividend income	2	1	1
Net earned insurance premiums	341	266	330
Other operating income	38	4	24

Total operating income	1,753	1,166	1,412
Net insurance claims incurred and movement in policyholder liabilities	(297)	(203)	(256)

Net operating income before loan impairment charges and other credit risk provisions	1,456	963	1,156
Loan impairment charges and other credit risk provisions	(242)	(140)	(127)

Net operating income	1,214	823	1,029
Total operating expenses	(872)	(667)	(746)

Operating profit	342	156	283
Share of profit in associates and joint ventures	–	–	1

Profit before tax	342	156	284

	%	%	%
Share of HSBC’s profit before tax	3.2	1.5	3.2
Cost:income ratio	49.7	57.2	52.8
Cost efficiency ratio	59.9	69.3	64.5

Period-end staff numbers (full-time equivalent)	31,644	29,553	32,108

	US$m	US$m	US$m
Selected balance sheet data[1]
Loans and advances to customers (net)	9,270	5,488	7,228
Loans and advances to banks (net)	4,803	2,329	2,624
Trading assets, financial instruments designated at fair value, and financial investments	5,923	2,587	3,857
Total assets	23,783	13,487	17,368
Deposits by banks	2,091	756	680
Customer accounts	14,925	8,065	10,958

1 Third party only.

In Brazil the cyclical slowdown which started in late 2004 continued into the first half of 2005. External demand provided support with record export growth and trade account surpluses, though the other components of aggregate demand, particularly investment, were weaker. Inflation remained above 7 per cent throughout the first half of 2005, necessitating a continuation of the monetary tightening that began in late 2004. By the end of June 2005, however, the strengthening currency was helping to lower wholesale price inflation and HSBC expects this development, together with slowing domestic demand growth, to contribute to lower consumer price inflation in the coming months. Overshadowing this economic progress is a political crisis which has centred on allegations of vote-buying in the parliament. Financial markets have so far been relatively unaffected by the risk that political uncertainty will undermine consumer and investor confidence in the rest of 2005.

     In Argentina, the recovery from the crisis of 2001 continued in early 2005, helped by a favourable external environment and the success of the exchange offer on defaulted debt with replacement discount bonds issued in June. Annualised GDP growth slowed to 8.4 per cent in the first quarter of 2005 from 9.1 per cent in the fourth quarter of 2004. Fiscal performance remained strong with 70 per cent of the budgeted primary surplus for the year accumulated

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by May. This surplus helped to offset the expansionary effect on money supply growth of the large foreign exchange interventions of the central bank, which continued to pursue a nearly stable nominal rate policy with the US dollar despite strong upward pressure on the Argentine peso. This was supported by newly introduced controls on capital inflows. Negotiations with the International Monetary Fund continue, and although the issue of holdouts from the debt exchange remains to be solved, the outlook for Argentina has improved.

     HSBC’s operations in South America reported a pre-tax profit of US$342 million in the first half of 2005 compared with US$156 million for the same period in 2004, more than doubling. On an underlying basis, pre-tax profits grew by 95 per cent.

     The commentary that follows is based on constant exchange rates.

     Personal Financial Services reported a pre-tax profit of US$67 million, an increase of 34 per cent. Record credit card sales, together with growth in vehicle finance, payroll and pension lending drove higher fee income. These were partly offset by increased costs in support of business expansion. Brazil continued to develop its direct sales channels, mainly ATMs, phone centres and internet banking. In 2005, direct sales channels delivered 73 per cent of the main instalment loan product, 34 per cent of credit cards and 22 per cent of funds sales.

     Net interest income rose by 41 per cent compared with the first half of 2004, with growth in personal unsecured lending, vehicle finance loans and the credit card business.

     In Brazil, consumer demand for credit remained strong, fuelled by lower unemployment. A combination of customer acquisitions, marketing campaigns and new product launches contributed to growth of 25 per cent in unsecured personal lending, notably in instalment loans, which grew by 34 per cent, though the income benefit from these balances was partly offset by narrower spreads. Successful targeting through sales initiatives, marketing campaigns and promotions, including partnerships with motor finance dealers, led to a 42 per cent rise in vehicle finance loans and an increase in market share to 6.6 per cent. Average credit card balances grew by 34 per cent and HSBC improved its competitive position with some two million cards in circulation, 25 per cent higher than in the first half of 2004. The income benefit from these higher balances was augmented by wider spreads. Continued strong recruitment of new customers led to an in crease of 10 per cent in HSBC’s current account base.

     In Argentina, the rise in net interest income reflected growth in personal unsecured lending, vehicle finance loans and credit cards.

     Net fee income rose by 19 per cent, principally in Brazil. The increased customer base, growth in lending volumes and revised pricing structures contributed to increases of 26 per cent and 39 per cent in current account fees and in credit-related fee income, respectively. In addition, higher credit card spending led to a 70 per cent increase in fees, boosted by additional performance-driven fees from credit card companies.

     Loan impairment charges and other credit risk provisions reflected the strong growth in unsecured lending, rising by 47 per cent to US$227 million. Although credit quality in Brazil was relatively stable in the first half of 2005, there was a 22 per cent increase in the underlying rate of delinquency in the consumer finance business, a trend seen across the consumer finance market, which responded to the increase in inflation and interest rates. Credit quality in Argentina continued to improve, reflecting generally improving economic conditions.

     Operating expenses increased by 23 per cent, in line with revenue growth. In Brazil, higher staff costs included the 1,300 staff who joined HSBC following the acquisition of Valeu Promotora de Vendas and CrediMatone S.A. and an 8.5 per cent mandatory national salary increase. Marketing expenditure increased as HSBC continued to expand its television brand advertising. Other general expenses, including transport costs and outsourced collection contracts, increased to support business expansion. Transactional taxes increased by 26 per cent, in line with growth in operating income. Costs in Argentina were 18 per cent higher than in the first half of 2004, largely from increased staff costs driven by the recruitment of additional sales staff to support business expansion and increased performance-related remuneration.

     Commercial Banking reported pre-tax profits of US$90 million for the first half of 2005, broadly in line with the same period in 2004, as increased lending in Brazil was more than offset by higher loan impairment charges and increased costs.

     Net interest income increased by 52 per cent, driven by asset growth. In Brazil, overdraft assets increased by 47 per cent due to growth in the customer base and greater use of facilities by existing customers. Giro fácil, the popular SME revolving loan and overdraft facility, was offered on the commercial internet banking platform from December 2004; customer numbers increased by 39 per cent and balances increased by 96 per cent.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Receivable-backed lending increased by 65 per cent, partly as a result of increased sales to the Losango customer base, which added over 2,700 new accounts. Competitive pressures led to a modest reduction in net interest spread. In Argentina, deposits from commercial customers increased by 30 per cent, reflecting continuing economic recovery.

     Net fee income was in line with 2004. Fee income in Argentina was US$6 million higher than in 2004, reflecting a 38 per cent increase in customer numbers, which generated a 32 per cent increase in current account income and increased activity within trade services. Fee income in Brazil fell by 11 per cent.

     Loan impairment charges and other credit risk provisions increased by US$34 million. In Brazil, overall credit quality remained stable, although individually assessed allowances were US$29 million higher as a result of growth in the small business portfolio. Net recoveries decreased by US$6 million in Argentina following significant releases in 2004, reflecting lower recoveries against impairments recognised at the time of the sovereign debt default and pesification.

     Operating expenses of US$165 million were 22 per cent higher than in the first half of 2004, though the cost efficiency ratio improved by 4 percentage points. Staff numbers in Brazil increased by 477, following a recruitment drive initiated in the second half of 2004 to support expansion in the SME business. New marketing campaigns to support business expansion increased advertising and marketing expenses in the first half of 2005, and transactional taxes increased by US$5 million. Costs in Argentina were in line with last year.

     Corporate, Investment Banking and Markets reported a pre-tax profit of US$82 million, an increase of 67 per cent compared with the first half of 2004, principally driven by the benefit of lower loan impairment charges in Brazil.

     Total operating income was broadly in line with the first half of 2004. In Argentina, low interest rates reduced funding costs which, together with a 28 per cent increase in lending balances, boosted net interest income. By contrast, the gradual increase in interest rates in Brazil and the inverted Brazilian real yield curve resulted in lower earnings from balance sheet management.

     A significant increase in revenues from trading activities reflected relatively buoyant local markets, higher customer volumes and successful positioning in foreign exchange and interest rate derivatives in Brazil. In Argentina, foreign exchange earnings benefited from an appreciation of the peso against the US dollar.

     In the first half of 2005, there was a net release of loan impairment charge of US$7 million, compared with a net charge of US$19 million in the same period in 2004. In 2005, a recovery in the energy sector was accentuated by the non-recurrence of allowances raised against two specific corporate accounts in 2004.

     Operating expenses were broadly in line with the first half of 2004.

     Private Banking reported a pre-tax profit of US$1 million, in line with the first half of 2004. The business was reorganised, with the transfer of smaller accounts to Personal Financial Services in Brazil, following a resegmentation of the customer base.

     Items related to the Argentinian sovereign currency default and pesification are included in Other. In the first half of 2005, significant provision releases and gains on government securities led to an increase in profit before tax.

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Profit/(loss) before tax by customer group

	Half-year to 30 June 2005

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income/(expense)	669	208	(111)	2	37	–	805
Net fee income/(expense)	214	56	30	5	(40)	–	265
Trading income	4	5	208	–	1	–	218
Net income/(expense) from financial instruments designated at fair value	10	–	(1)	–	37	–	46
Gains less losses from financial investments	–	–	7	–	31	–	38
Dividend income	–	–	–	–	2	–	2
Net earned insurance premiums	82	11	33	–	215	–	341
Other operating income	11	4	3	1	23	(4)	38

Total operating income	990	284	169	8	306	(4)	1,753
Net insurance claims[1]	(92)	(6)	(26)	–	(173)	–	(297)

Net operating income before loan impairment charges and other credit risk provisions	898	278	143	8	133	(4)	1,456
Loan impairment charges and other credit risk provisions	(227)	(23)	7	–	1	–	(242)

Net operating income	671	255	150	8	134	(4)	1,214
Total operating expenses	(604)	(165)	(68)	(7)	(32)	4	(872)

Operating profit	67	90	82	1	102	–	342

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit before tax	67	90	82	1	102	–	342

	%	%	%	%	%		%

Share of HSBC’s profit before tax	0.6	0.8	0.8	–	1.0		3.2
Cost:income ratio	61.0	58.1	40.2	87.5	10.5		49.7
Cost efficiency ratio	67.3	59.4	47.6	87.5	24.1		59.9

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	4,627	3,153	1,103	2	385		9,270
Total assets	7,993	5,001	8,935	76	1,778		23,783
Customer accounts	4,308	3,664	6,697	88	168		14,925
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			3,078
Trading assets, financial instruments designated at fair value, and financial investments			3,581
Deposits by banks			1,607

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Profit/(loss) before tax by customer group (continued)

	Half-year to 30 June 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	413	120	65	2	6	–	606
Net fee income/(expense)	154	48	28	6	(7)	–	229
Trading income	2	2	22	–	–	–	26
Net investment income on assets backing policyholder liabilities	15	–	5	–	14	–	34
Dividend income	–	–	–	–	1	–	1
Net earned insurance premiums	46	20	28	–	172	–	266
Other operating income/(expense)	18	11	4	1	(17)	(13)	4

Total operating income	648	201	152	9	169	(13)	1,166
Net insurance claims[1]	(42)	(15)	(27)	–	(119)	–	(203)

Net operating income before loan impairment charges and other credit risk provisions	606	186	125	9	50	(13)	963

Loan impairment charges and other credit risk provisions	(133)	11	(19)	–	1	–	(140)

Net operating income	473	197	106	9	51	(13)	823
Total operating expenses	(431)	(117)	(63)	(9)	(60)	13	(667)

Operating profit/(loss)	42	80	43	–	(9)	–	156

Share of profit in associates and joint ventures	–	–	–	–	–	–	–

Profit/(loss) before tax	42	80	43	–	(9)	–	156

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.4	0.8	0.4	–	(0.1)		1.5
Cost:income ratio	66.5	58.2	41.4	100.0	35.5		57.2
Cost:efficiency ratio	71.1	62.9	50.4	100.0	120.0		69.3

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	2,530	947	1,702	1	308		5,488
Total assets	4,266	1,654	6,237	26	1,304		13,487
Customer accounts	2,497	1,637	3,833	18	80		8,065
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			1,771
Trading assets, financial instruments designated at fair value, and financial investments			1,811
Deposits by banks			650

1	Net insurance claim incurred and movement in policyholder liabilities.
2	Third party only.

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	Half-year to 31 December 2004

			Corporate,
	Personal		Investment			Inter-
	Financial	Commercial	Banking &	Private		segment
	Services	Banking	Markets	Banking	Other	elimination	Total
South America	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net interest income	487	147	62	2	6	–	704
Net fee income/(expense)	187	71	34	6	(68)	–	230
Trading income/(expense)	7	3	19	–	(1)	–	28
Net investment income on assets backing policyholder liabilities	25	1	4	–	31	–	61
Gains less losses from financial investments	–	–	(1)	–	35	–	34
Dividend income	–	–	–	–	1	–	1
Net earned insurance premiums	102	14	27	–	187	–	330
Other operating income/(expense)	1	(2)	(1)	–	29	(3)	24

Total operating income	809	234	144	8	220	(3)	1,412
Net insurance claims[1]	(101)	(10)	(20)	–	(125)	–	(256)

Net operating income before loan impairment charges and other credit risk provisions	708	224	124	8	95	(3)	1,156
Loan impairment charges and other credit risk provisions	(135)	(4)	12	–	–	–	(127)

Net operating income	573	220	136	8	95	(3)	1,029
Total operating expenses	(522)	(141)	(70)	(8)	(8)	3	(746)

Operating profit	51	79	66	–	87	–	283
Share of profit in associates and joint ventures	–	–	–	–	1	–	1

Profit before tax	51	79	66	–	88	–	284

	%	%	%	%	%		%
Share of HSBC’s profit before tax	0.6	0.9	0.7	–	1.0		3.2
Cost:income ratio	64.5	60.3	48.6	100.0	3.6		52.8
Cost efficiency ratio	73.7	62.9	56.5	100.0	8.4		64.5

	US$m	US$m	US$m	US$m	US$m		US$m
Selected balance sheet data[2]
Loans and advances to customers (net)	3,521	1,525	1,843	2	337		7,228
Total assets	5,829	2,438	7,736	34	1,331		17,368
Customer accounts	3,458	2,229	5,150	11	110		10,958
The following assets and liabilities were significant to Corporate, Investment Banking and Markets:
Loans and advances to banks (net)			1,779
Trading assets, financial instruments designated at fair value, and financial investments			3,009
Deposits by banks			549

1	Net insurance claims incurred and movement in policyholder liabilities.
2	Third party only.

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H S B C   H O L D I N G S   P L C

Financial Review (continued)

Critical accounting policies

Introduction

The results of HSBC Holdings are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its consolidated financial statements. The accounting policies used in the preparation of the interim consolidated financial statements are described in detail in Note 2 in the ‘Notes on the Financial Statements’.

     When preparing the financial statements, it is the directors’ responsibility under UK company law to select suitable accounting policies and to make judgements and estimates that are reasonable and prudent.

     For the first time, HSBC is reporting under IFRSs, which are mandatory for listed companies in Europe with effect from 1 January 2005. These differ from UK GAAP policies used in the preparation of the Annual Report and Accounts 2004. On 5 July 2005, HSBC published its 2004 IFRS Comparative Financial Information, which summarises the principal effects of IFRSs on the comparative financial information for 2004. In order to assist readers in understanding the implications for HSBC of implementing IAS 32, IAS 39 and IFRS 4, the ‘Notes on the Financial Statements’ contain a description of both sets of accounting policies, before and after the implem entation of those accounting standards.

     HSBC also provides details of its net income and shareholders’ equity calculated in accordance with US GAAP. US GAAP differs in certain respects from IFRSs. Details of these differences in respect of this interim period will be published in September 2005.

     The accounting policies that are deemed critical to HSBC’s IFRS results and financial position, in terms of materiality, or which involve a high degree of judgement and estimation, are discussed below.

Impairment of loans

HSBC’s accounting policy for losses in relation to the impairment of customer loans and advances is described in Note 2(f) in the ‘Notes on the Financial Statements’. Impairment is calculated on the basis of discounted estimated future cash flows.

     Losses for impaired loans are reported in HSBC’s income statement under the caption ‘Loan impairment charges and other credit risk provisions’. Any increase in these losses has the effect of lowering HSBC’s profit for the period by a corresponding amount (while any decrease in impairment charges or reversal of impairment charges would have the opposite effect).

Individually assessed loans

Impairment losses for individually assessed loans are determined by an evaluation of exposure on a case-by-case basis. This procedure is applied to all individually significant accounts and all other accounts that do not qualify for, or are not subject to, the portfolio-based approach outlined below. In determining impairment losses on individually assessed accounts, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the amount and timing of expected receipts and recoveries;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and

•	where available, the secondary market price for the debt.

     HSBC’s policy requires a review of the level of impairment allowances on individual facilities above materiality thresholds at least half-yearly, or more regularly where individual circumstances require. This will normally include a review of collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts. Reversals on individually assessed impairment allowances are recognised whenever HSBC has

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objective evidence that the established estimate of loss has been reduced.

Collectively assessed loans

Collectively assessed allowances are made in respect of losses incurred in portfolios of homogeneous assets and in respect of losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment.

Homogeneous groups of loans

Where homogeneous groups of assets are reviewed collectively on a portfolio basis, two alternative methods are used to calculate impairment allowances.

•	When appropriate empirical information is available, HSBC utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of impairment loss based on inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and restructuring statistics.

•	When the portfolio size is small, or when information is insufficient or not sufficiently reliable for a roll rate methodology to be adopted, HSBC assumes a formulaic approach which allocates progressively higher loss rates in line with the periods of time for which a customer’s loan is overdue. Loss rates are based on the discounted expected future cash flows from a portfolio.

     Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure that they remain appropriate.

     The portfolio approach is applied to accounts in the following portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages less than 90 days overdue;

•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

     These portfolio allowances are generally reassessed monthly and charges for new allowances, or reversals of existing allowances, are calculated for each separately identified portfolio.

Incurred but not yet identified impairment

Where loans have been individually assessed and no evidence of loss has been identified, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of calculating a collective impairment loss. This loss covers loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future.

     The collective impairment loss is determined after taking into account:

•	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

•	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of an allowance against the loss on an individual loan; and

•	management’s experienced judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The estimated period between a loss occurring and its identification is determined by local management for each identified portfolio.

Goodwill impairment

HSBC’s accounting policy for goodwill is described in Note 2(p) in the ‘Notes on the Financial Statements’.

     Goodwill arises on business combinations, including the acquisition of subsidiaries, joint ventures and associates when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is measured initially at cost, and thereafter at cost less any accumulated impairment losses.

     Impairment of goodwill is charged to the income statement, thereby reducing HSBC’s profit for the period by a corresponding amount and also resulting in a corresponding reduction of ‘Goodwill and intangible assets’ on the balance sheet. Indications of impairment include information from both external and internal sources.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

     If management believes that a possible impairment is indicated in respect of a particular cash-generating unit, the recoverable amount of the goodwill is estimated. The recoverable amounts of each of the entity’s relevant ‘cash-generating units’ are compared with their respective carrying values (including related goodwill). Recoverable amounts are derived from discounted cash flow models. Significant management judgement is involved in two elements of the process of identifying and evaluating goodwill impairment.

     First, the cost of capital assigned to an individual cash-generating unit and used to discount its future cash flows can have a significant effect on its valuation. The cost of capital percentage is generally derived from an appropriate Capital Asset Pricing Model, which itself depends on inputs reflecting a number of financial and economic variables including the risk-free rate in the country concerned and a premium to reflect the inherent risk of the business being evaluated. These variables are established on the basis of management’s judgement.

     Second, management judgement is required in deriving the present value measurement of cash-generating units. These values are sensitive to the cash flows projected for the periods for which detailed forecasts are available, and to assumptions regarding the long-term sustainable growth rates of cash flows thereafter. While the acceptable range within which underlying assumptions can be applied is governed by the requirement for resulting forecasts to be compared with actual performance and verifiable economic data in future years, the cash flow forecasts necessarily and appropriately reflect management’s view of future business prospects.

     When the analysis demonstrates that the expected cash flows of a cash-generating unit have declined and/or that its cost of capital has increased, the effect will be to reduce the estimated fair value of the cash-generating unit. If this results in an estimated recoverable amount that is lower than the carrying value of the cash-generating unit, a charge for impairment of goodwill will be recorded and HSBC’s operating profit will be lower.

Valuation of financial instruments

HSBC’s accounting policy for valuation of financial instruments is included in Note 2 in the ‘Notes on the Financial Statements’.

     HSBC carries all derivatives, and most debt and equity securities, at fair value. The fair value of a financial instrument is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The existence of published price quotations in an active market is the best evidence of fair value and accordingly they are used when available to measure financial assets (at ‘bid price’) and financial liabilities (at ‘offer price’).

     Financial instruments measured at fair value through profit or loss comprise financial instruments held for trading and financial instruments designated at inception for measurement at fair value through profit or loss. Changes in their fair value directly impact HSBC’s income statement in the period in which they occur. A change in the fair value of a financial instrument which is classified as ‘available-for-sale’ is recorded directly in equity until the financial instrument is sold, at which point the cumulative change in fair value is charged or credited to the income statement.

     For those debt and equity securities classified as available-for-sale, consideration as to whether any such assets should be written down to reflect an impairment is taken into account in the fair value of the relevant security. Any impairment in the value of debt and equity securities held as available-for-sale is reported in the income statement and hence reduces HSBC’s operating profit for the period.

     The majority of HSBC’s financial instruments measured at fair value are valued on the basis of quoted market prices or, when quoted market prices are not available, using a valuation technique. The latter approach may entail basing the valuation on that of a comparable instrument for which an independent price can be established, using a discounted cash flow model, or, for complex instruments whose components can be priced independently, modelling a valuation. The inputs to such a model would include interest rate yield curves, the time value of money, credit risk, foreign currency exchange prices, equity prices, option volatility, prepayment and surrender risk, servicing costs and associated correlation factors.

     The main factors which management considers when applying a model are:

•	the likelihood and expected timing of future cash flows on the instrument. These cash flows are usually governed by the terms of the instrument, although management judgement may be required in situations where the ability of the counterparty to service the instrument in accordance with the contractual terms is in doubt; and

•	an appropriate discount rate for the instrument. Management determines this rate, based on its

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assessment of the appropriate spread of the rate for the instrument over the risk-free rate.

     When valuing instruments by reference to comparable instruments, management takes into account the maturity, structure and rating of the instrument with which the position held is being compared.

     When valuing instruments on a model basis using the fair value of underlying components, management additionally considers the need for adjustments to take account of counterparty creditworthiness, model uncertainty and the future costs of servicing the portfolio. These adjustments are based on defined policies which are applied consistently across HSBC.

     For derivatives and complex structured products where observable market data are not available, any fair value profit indicated by the valuation model, based on unobservable inputs, is not recognised immediately in the income statement. This amount is recognised over the life of the transaction in a systematic manner where appropriate, or is released to the income statement when the inputs become observable or when the transaction matures or is closed out.

     The table below summarises HSBC’s trading portfolios by valuation methodology at 30 June 2005:

	Trading assets		Trading liabilities

	Securities		Securities
	purchased	Derivatives	sold	Derivatives
	%	%	%	%
Fair value based on:
Quoted market prices	88.7	4.7	98.8	4.2
Internal models with significant observable market parameters [1]	11.3	94.4	1.2	95.1
Internal models with significant unobservable market parameters	–	0.9	–	0.7

	100.0	100.0	100.0	100.0

1	Including instruments valued on the basis of comparable instruments.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Risk management

All HSBC’s activities involve analysis, evaluation, acceptance and management of some degree of risk or combination of risks. The most important types of risk are credit risk (which includes country and cross-border risk), liquidity risk, market risk, reputational risk and operational risk. Market risk includes foreign exchange, interest rate and equity price risk.

     HSBC’s risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls, and to monitor the risks and limits continually by means of reliable and up-to-date administrative and information systems. HSBC continually modifies and enhances its risk management policies and systems to reflect changes in markets, products and best practice risk management processes. Training, individual responsibility and accountability, together with a disciplined, conservative and constructive culture of control, lie at the heart of HSBC’s management of risk.

     The Group Management Board, under authority delegated by the Board of Directors, formulates high level Group risk management policy. A separately constituted Risk Management Meeting monitors risk and receives reports which allow it to review the effectiveness of HSBC’s risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. HSBC has dedicated standards, policies and procedures to control and monitor all such risks.

     Within Group Head Office, a separate function, Group Credit and Risk, is mandated to provide high-level centralised management of credit risk for HSBC worldwide. Group Credit and Risk is headed by a Group General Manager who reports to the Group Chief Executive, and its responsibilities include the following:

•	Formulating credit policies. These are embodied in the HSBC standards with which all HSBC’s operating companies are required to comply in formulating and recording in dedicated manuals their own more detailed credit policies and procedures. All such credit policies and procedures are monitored by Group Credit and Risk.

•	Establishing and maintaining HSBC’s large credit exposure policy. This policy sets controls over the maximum level of HSBC’s exposure to individual customers, customer groups and other risk concentrations in an approach which is designed to be more conservative than internationally accepted regulatory standards. All operating companies within HSBC are required to adopt this approach.

•	Issuing lending guidelines to HSBC’s operating companies on the Group’s attitude towards, and appetite for, lending to, inter alia, specified market sectors and industries. Each HSBC operating company and major business unit is required to base its own lending guidelines on HSBC’s standards, regularly update them and disseminate them to all credit and marketing executives.

•	Undertaking an independent review and objective assessment of risk. Group Credit and Risk assesses all commercial non-bank credit facilities originated by HSBC’s operating companies in excess of designated limits, prior to the facilities being committed to customers. Operating companies may not confirm credit approval without this concurrence. Renewals and reviews of commercial non-bank facilities over designated levels are subject to the same process.

•	Controlling exposures to banks and other financial institutions. HSBC’s credit and settlement risk limits to counterparties in the finance and government sectors are approved centrally to optimise the use of credit availability and avoid excessive risk concentration. A dedicated unit within Group Credit and Risk controls and manages these exposures globally using centralised systems and automated processes.

•	Controlling cross-border exposures. Country and cross-border risk is managed by a dedicated unit within Group Credit and Risk using centralised systems, through the imposition of country limits with sub-limits by maturity and type of business. Country limits are determined by taking into account economic and political factors, and applying local business knowledge. Transactions with countries deemed to be high risk are considered on a case-by-case basis.

•	Controlling exposures to selected industries. Group Credit and Risk controls HSBC’s exposure to the shipping and aviation sectors, and closely monitors exposures to other industries such as automobiles, insurance and real estate. Where necessary, restrictions are imposed on new business, or exposure within

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HSBC’s operating companies is capped.

•	Maintaining and developing HSBC’s risk rating processes in order to categorise exposures into meaningful segments and facilitate focused management of the identified risks. Historically, HSBC’s risk rating framework has defined a minimum of seven grades, the first three of which are applied to differing levels of satisfactory risk. Of the four unsatisfactory grades, 6 and 7 indicate non-performing status. For banks, the grading structure involves ten tiers, six of which cover satisfactory risk. A more sophisticated risk rating framework for banks and other customers, based on default probability and loss estimates and comprising up to 22 categories, is being progressively implemented across the HSBC Group and is already operative in most major business units. This new approach will increasingly allow a more granular analysis of risk and trends. Rating methodology is based upon a wide range of financial analytics together with market databased tools which are core inputs to the assessment of counterparty risk. Although automated risk rating processes are increasingly in use, for the larger facilities ultimate responsibility for setting risk grades rests with the final approving executive in each case. Risk grades are reviewed frequently and amendments, where necessary, are implemented promptly.

•	Reviewing the performance and effectiveness of operating companies’ credit approval processes. Regular reports are provided to Group Credit and Risk on the credit quality of local portfolios and corrective action is taken where necessary.

•	Reporting to certain senior executives on aspects of the HSBC loan portfolio. These executives, as well as the Group Management Board, the Risk Management Meeting, the Group Audit Committee and the Board of Directors of HSBC Holdings, receive a variety of regular reports covering:

	–	risk concentrations and exposure to industry sectors;

	–	large customer group exposures;

	–	emerging market debt and impairment allowances;

	–	large non-performing accounts and impairment allowances;
	–	specific segments of the portfolio: real estate, automobiles, insurance, aviation and shipping, as well as ad hoc reviews;

	–	country limits, cross-border exposures and impairment allowances; and

	–	causes of unexpected loss and lessons learned.

•	Managing and directing credit-related systems initiatives. HSBC has a centralised database of large corporate, sovereign and bank facilities and is constructing a database comprising all Group credit assets. A systems-based credit application process for bank lending is operational in all jurisdictions and a common electronic corporate credit application system is deployed in all of the Group’s major businesses.

•	Providing advice and guidance to HSBC’s operating companies in order to promote best practice throughout the Group on credit-related matters such as:

	–	regulatory developments;

	–	implementing environmental and social responsibility policies;

	–	scoring and portfolio collective impairment allowances;

	–	new products;

	–	training courses; and

	–	credit-related reporting.

•	Acting on behalf of HSBC Holdings as the primary interface for credit-related issues with external parties including the Bank of England, the FSA, rating agencies, corporate analysts, trade associations and counterparts in the world’s major banks and non-bank financial institutions.

     Each operating company is required to implement credit policies, procedures and lending guidelines which conform to HSBC Group standards, with credit approval authorities delegated from the Board of Directors of HSBC Holdings to the relevant Chief Executive Officer. In each major subsidiary, management includes a Chief Risk Officer (or Chief Credit Officer) who reports to the local Chief Executive Officer on credit-related issues. All Chief Credit/Risk Officers have a functional reporting line to the Group General Manager, Group Credit and Risk.

     Each operating company is responsible for the quality and performance of its credit portfolios and for monitoring and controlling all credit risks in its

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

portfolios, including those subject to central approval by Group Credit and Risk. This includes managing its own risk concentrations by market sector, geography and product. Local systems are in place throughout the Group to enable operating companies to control and monitor exposures by customer and counterparty.

     Special attention is paid to problem loans. When appropriate, specialist units are established by HSBC’s operating companies to provide customers with intensive management and control support in order to help them avoid default wherever possible, thereby maximising recoveries for HSBC.

     Regular audits of operating companies’ credit processes are undertaken by HSBC’s Internal Audit function. Audits include consideration of the completeness and adequacy of credit manuals and lending guidelines, an in-depth analysis of a representative sample of accounts, an overview of homogeneous portfolios of similar assets to assess the quality of the loan book and other exposures, and adherence to Group standards and policies in the extension of credit facilities. Individual accounts are reviewed to ensure that risk grades are appropriate, that credit and collection procedures have been properly followed and that, where an account or portfolio evidences deterioration, impairment allowances are raised in accordance with the Group’s established processes. Internal Audit will discuss with management risk ratings they consider to be inappropriate, and their subsequent recommendations for revised grades must then be assigned to the facilities concerned.

Allowances for impaired loans

It is HSBC’s policy that each operating company makes allowance for impaired loans promptly when required and on a consistent basis in accordance with established Group guidelines.

     HSBC’s rating process for credit facilities extended by members of the Group is designed to highlight exposures requiring greater management attention based on a higher probability of default and potential loss. Management particularly focuses on facilities to those borrowers and portfolio segments classified below satisfactory grades. Amendments to risk grades, where necessary, are required to be undertaken promptly. Management also regularly evaluates the adequacy of the established allowances for impaired loans by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics with historical trends and assessing the impact of current economic conditions.

     Two types of impairment allowance are in place: individually assessed and collectively assessed. These are discussed below.

Individually assessed allowances

Impairment allowances on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. This procedure is applied to all individually significant accounts and all other accounts that do not qualify for, or are not subject to, a portfolio-based approach outlined below. In determining such allowances on individually assessed accounts, the following factors are considered:

•	HSBC’s aggregate exposure to the customer;

•	the viability of the customer’s business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service debt obligations;

•	the amount and timing of expected receipts and recoveries;

•	the likely dividend available on liquidation or bankruptcy;

•	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

•	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

•	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

•	the likely deduction of any costs involved in recovery of amounts outstanding;

•	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and

•	where available, the secondary market price for the debt.

     Group policy requires a review of the level of impairment allowances on individual facilities that are above materiality thresholds at least half-yearly, and more regularly where individual circumstances require. This will normally include a review of collateral held (including re-confirmation of its enforceability) and an assessment of actual and anticipated receipts. For significant commercial and corporate debts, specialised loan ‘work-out’ teams

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with experience in insolvency and specific market sectors are used. This expertise enables likely losses on significant individual exposures to be assessed more accurately. Reversals on individually calculated impairment allowances are recognised whenever the Group has reasonable objective evidence that the established estimate of loss has been reduced.

Collectively assessed allowances

Collectively assessed allowances are made in respect of losses incurred in portfolios of homogeneous assets and in respect of losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment.

Homogeneous groups of loans

Where homogeneous groups of assets are reviewed collectively on a portfolio basis, for example, credit cards, other unsecured consumer lending, motor vehicle financing and residential mortgage loans, two alternative methods are used to calculate impairment allowances:

•	When appropriate empirical information is available, the Group utilises roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which payments are overdue), other historical data and an evaluation of current economic conditions, to calculate an appropriate level of impairment allowance based on inherent loss. In certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and restructuring statistics. Roll rates are regularly benchmarked to ensure that they remain appropriate.

•	When the portfolio size is less than US$20 million or when information is insufficient or not sufficiently reliable for a roll rate methodology to be adopted, the Group uses a simpler method based on similar principles which assesses impairment based on historical experience and current economic conditions.

     The portfolio approach is applied to accounts in the following portfolios:

•	low value, homogeneous small business accounts in certain jurisdictions;

•	residential mortgages that have not been individually assessed or are less than 90 days overdue (except in HSBC Finance);
•	credit cards and other unsecured consumer lending products; and

•	motor vehicle financing.

     These portfolio allowances are generally reassessed monthly and charges for new allowances, or releases of existing allowances, are calculated for each separately identified portfolio.

Incurred but not yet identified impairment

Impairment allowances for incurred but not yet identified losses relate to loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future. HSBC requires each operating company to estimate such impairment losses by taking into account:

•	historical loss experience in portfolios of similar risk characteristics, for example, by industry sector, loan grade or product;

•	the estimated period between a loss being incurred and that loss being identified and evidenced by the establishment of an individually assessed impairment allowance against that loss; and

•	management’s experienced judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

     The estimated period between a loss occurring and its identification (as evidenced by the establishment of an individual impairment allowance for that loss) is determined by local management for each identified portfolio. In general, the periods used vary between four and twelve months, although in exceptional cases, longer periods are warranted.

     In normal circumstances, historical experience is the most objective and accurate framework used to assess inherent loss within each portfolio. Historical loss experience is generally benchmarked against the average annual rate of losses over a minimum five-year period.

     In certain circumstances, economic conditions are such that historical loss experience provides insufficient evidence of the inherent loss in a given portfolio. In such circumstances, management uses its experienced judgement to determine an appropriate impairment allowance.

     The basis used to establish impairment allowances for incurred but not yet identified losses within each reporting entity is documented, and is

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

reviewed by senior Group credit management to ensure conformity with Group policy.

Cross-border exposures

In relevant cases, impairment allowances will include an element in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment includes analysis of both economic and political factors existing at the time. Economic factors include the level of external indebtedness, the debt service burden and access to external sources of funds to meet the debtor country’s financing requirements. Political factors taken into account include the stability of the country and its government, threats to security and the quality and independence of the legal system.

     Impairment allowances are applied to all qualifying exposures within these countries unless these exposures:

•	are performing, trade-related and of less than one year’s maturity;

•	are mitigated by acceptable security cover which is, other than in exceptional cases, held outside the country concerned;

•	are represented by securities held for trading purposes for which a liquid and active market exists, and which are measured at fair value daily;

•	are performing facilities with principal (excluding security) of US$1 million or below; or

•	are performing facilities with maturity dates shorter than 3 months.

Non-performing loans

For individually assessed accounts, loans are designated as non-performing as soon as there is objective evidence that an impairment loss has been incurred. Objective evidence of impairment includes observable data such as when contractual payments of principal or interest are 90 days overdue. Portfolios of homogeneous loans are designated as non-performing if facilities are 90 days or more overdue.

Charge-offs

Loans (and the related impairment allowances) are normally charged off, either partially or in full, when there is no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security have been received. Unsecured consumer facilities are normally charged off between 150 and 210 days overdue.

     In the case of HSBC Finance, this period is generally extended to 300 days overdue (270 days for real estate secured products).

     There are no cases where the charge-off period exceeds 360 days except where certain consumer finance accounts are still deemed collectible beyond this point. In the case of bankruptcy, charge-off can occur earlier.

     US banks typically charge off problem lending more quickly than is the practice in the UK. This means that HSBC’s reported levels of credit risk elements and associated allowances are likely to be higher than those of comparable US banks.

Restructuring of loans

Restructuring activity is designed to manage customer relationships, maximise collection opportunities and avoid foreclosure or repossession, if possible. Following restructuring, an overdue consumer account will normally be reset from delinquent to current status. Restructuring policies and practices are based on indicators or criteria which, in the judgement of local management, evidence the probability that payment will continue. These policies are continually reviewed and their application varies depending upon the nature of the market, the product and the availability of empirically based data. Where empirical evidence indicates an increased propensity to default on restructured accounts, the use of roll rate methodologies for the calculation of impairment allowances results in the increased default propensity being reflected in impairment allowances.

     Restructuring activity is used most commonly within the consumer finance portfolios. The largest concentration is domiciled in the US in HSBC Finance. The majority of restructured accounts relate to secured lending.

     In addition to restructuring, HSBC’s consumer lending businesses, principally HSBC Finance’s, use other account management techniques on a more limited basis, such as extended payment arrangements, approved external debt management plans, deferring foreclosure, modification, loan rewrites and/or deferral of payments pending a change in circumstances. When using such techniques, accounts may be treated as current, although if payment difficulties are subsequently experienced, they will be re-designated as delinquent.

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     At 30 June 2005, the total value of accounts held at HSBC Finance which have been either restructured or subject to other account management techniques was US$14 billion, representing 12 per cent of the HSBC Finance loan book, compared with US$15 billion or some 13 per cent as at 31 December 2004.

Loan portfolio

Loans and advances to customers are well spread across the various industrial sectors, as well as geographically.

     At constant exchange rates, and excluding the US$48.8 billion grossing transition adjustment to meet IFRS requirements, loans and advances to customers (excluding the finance sector and settlement accounts) grew by US$36.5 billion, or 6 per cent, during the first half of 2005. On the same basis, personal lending comprised 59 per cent of HSBC’s loan portfolio and 49 per cent of the growth in loans in the first half of 2005 (excluding the financial sector) related to personal and consumer lending.

     Overall, including the finance sector and settlement accounts, personal lending represented 52 per cent of total loans and advances at 30 June 2005.

Gross loans and advances

	At	Constant		Under-	At
	31 December	currency	Grossing/	lying	30 June
	2004	effect	offsetting[2]	change	2005
	US$m	US$m	US$m	US$m	US$m
Personal
Residential mortgages	222,464	(5,637)	–	10,851	227,678
Hong Kong Government Home Ownership Scheme	5,383	–	–	(349)	5,034
Other personal	160,005	(3,093)	94	7,373	164,379

Total personal	387,852	(8,730)	94	17,875	397,091

Corporate and commercial
Commercial, industrial and international trade	101,876	(4,686)	27,214	9,939	134,343
Commercial real estate	43,469	(1,771)	525	4,877	47,100
Other property-related	20,749	(641)	1,382	757	22,247
Government	10,527	(263)	–	64	10,328
Other commercial[1]	55,151	(2,908)	10,276	2,940	65,459

Total corporate and commercial	231,772	(10,269)	39,397	18,577	279,477

Financial
Non-bank financial institutions	52,329	(2,699)	9,304	12,271	71,205
Settlement accounts	13,819	(378)	–	7,209	20,650

Total financial	66,148	(3,077)	9,304	19,480	91,855

Total gross loans and advances	685,772	(22,076)	48,795	55,932	768,423

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Grossing/offsetting adjusts stated loans and advances in respect of customers who maintain both deposit and borrowing relationships with HSBC and whom HSBC treats on a net basis but in respect of which the applicable accounting rules require balances to be shown gross. The corresponding accounting entry is within customer deposits.

The commentary below is on a constant currency basis after offsetting, with movements measured against the 31 December 2004 position.

     Residential mortgages increased by 5 per cent to US$227.7 billion and comprised 30 per cent of total gross loans to customers at 30 June 2005. Growth was particularly strong in Europe where residential mortgages grew by 9 per cent to US$71.4 billion. This was predominantly in the UK where, by using targeted offerings and competitive pricing, HSBC increased its market share. Residential mortgage balances in Hong Kong were in line with the end of 2004 as the market remained highly competitive. There was a reduction in mortgage balances under the Hong Kong GHOS, which remained suspended. In the Rest of Asia-Pacific, residential mortgages grew by 11 per cent to US$16.2 billion, with strong growth in Singapore, India, Taiwan and mainland China.

     Within North America, mortgage lending increased by 3 per cent to US$115.8 billion, reflecting the increasing strength of the housing market and a continued focus on growing this segment of the loan book.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

     Other personal lending increased by 5 per cent to US$164.4 billion and represented 21 per cent of total gross loans to customers at 30 June 2005. In Europe, other personal lending grew by 3 per cent, mainly in the UK as a result of focused sales and marketing initiatives complemented by differentiated pricing. Other personal lending growth of 13 per cent was achieved in the Rest of Asia-Pacific, with strong growth in a number of countries across the region, particularly India, Singapore, South Korea and Thailand, boosted by growth in cards which reflected the success of marketing campaigns and a strong product offering. In North America, there was 5 per cent growth in other personal lending, representing branch-based consumer lending, although credit card advances remained broadly flat.

     Loans and advances to the corporate and commercial sectors grew by 8 per cent during the first half of 2005 with growth concentrated in the Commercial Banking customer group. In Europe,

corporate and commercial advances increased by 8 per cent, and in Hong Kong by 5 per cent as a result of increased utilisation of existing facilities and higher new lending, particularly in the trade and manufacturing sectors. Strong growth in Commercial Banking was achieved in the Rest of Asia-Pacific, particularly in the Middle East and mainland China. In North America, growth reached 11 per cent and was primarily the result of rises in the commercial lending portfolio in the US as well as the real estate book in Canada.

     The following tables analyse loans by industry sector and by the location of the principal operations of the lending subsidiary or, in the case of the operations of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East and HSBC Bank USA, by the location of the lending branch.

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Customer loans and advances by industry sector

	At 30 June 2005

	Europe	Hong	Rest of	North	South	Gross	Gross
							loans by
							customer
							type as a
			Asia-			loans and	% of total
		Kong	Pacific	America	America	advances	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	71,445	24,015	16,222	115,780	216	227,678	29.6
Hong Kong Government Home Ownership Scheme	–	5,034	–	–	–	5,034	0.7
Other personal	56,416	9,010	10,164	84,321	4,468	164,379	21.4

Total personal[3]	127,861	38,059	26,386	200,101	4,684	397,091	51.7

Corporate and commercial
Commercial, industrial and international trade	82,198	16,213	20,825	12,466	2,641	134,343	17.5
Commercial real estate	21,282	10,352	4,559	10,763	144	47,100	6.1
Other property-related	8,043	6,118	3,190	4,804	92	22,247	2.9
Government	1,751	431	2,298	4,943	905	10,328	1.3
Other commercial[1]	43,332	7,346	7,223	6,379	1,179	65,459	8.5

Total corporate and commercial	156,606	40,460	38,095	39,355	4,961	279,477	36.3

Financial
Non-bank financial institutions	42,851	1,824	2,701	23,680	149	71,205	9.3
Settlement accounts	10,145	819	674	8,836	176	20,650	2.7

Total financial	52,996	2,643	3,375	32,516	325	91,855	12.0

Total gross loans and advances[2]	337,463	81,162	67,856	271,972	9,970	768,423	100.0

Percentage of Group loans and advances by geographical region	43.9%	10.6%	8.8%	35.4%	1.3%	100.0%

Non-performing loans	5,825	699	1,069	3,568	774	11,935
Non-performing loans as a percentage of gross loans and advances	1.7%	0.9%	1.6%	1.3%	7.8%	1.6%
Impairment allowances outstanding against loans and advances	4,713	498	831	5,349	700	12,091
Impairment allowances outstanding as a percentage of non-performing loans	80.9%	71.2%	77.7%	149.9%	90.4%	101.3%

1	Other commercial includes loans and advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$55,306 million.
3	Included in Personal lending within North America are the following balances relating to the US:

	At 30 June	At 30 June	At 31 December
	2005	2004	2004
	US$m	US$m	US$m

Residential mortgages – HSBC Bank USA	41,317	36,271	43,683
Residential mortgages – HSBC Finance	60,093	47,962	55,612
Motor vehicle finance	11,855	10,279	11,284
MasterCard andVisa credit cards	20,289	18,710	20,300
Private label cards	13,602	13,457	13,684
Other unsecured personal lending	31,075	26,029	28,448

Total	178,231	152,708	173,011

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Customer loans and advances by industry sector (continued)

	At 30 June 2004

	Europe	Hong	Rest of	North	South	Gross	Gross loans
							by customer
							type as a
			Asia-			loans and	% of total
		Kong	Pacific	America	America	advances	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	58,385	23,612	12,899	95,605	190	190,691	31.2
Hong Kong Government Home Ownership Scheme	–	5,777	–	–	–	5,777	1.0
Other personal	45,010	7,770	7,856	74,228	2,420	137,284	22.4

Total personal	103,395	37,159	20,755	169,833	2,610	333,752	54.6

Corporate and commercial
Commercial, industrial and international trade	49,843	13,649	16,962	9,418	1,480	91,352	14.9
Commercial real estate	16,560	8,975	3,509	8,472	95	37,611	6.1
Other property-related	6,103	5,411	2,497	4,039	60	18,110	3.0
Government	2,559	835	1,271	4,064	633	9,362	1.5
Other commercial[1]	27,765	7,490	6,491	5,877	1,054	48,677	8.0

Total corporate and commercial	102,830	36,360	30,730	31,870	3,322	205,112	33.5

Financial
Non-bank financial institutions	30,084	1,538	2,028	18,258	93	52,001	8.5
Settlement accounts	11,232	725	641	8,476	19	21,093	3.4

Total financial	41,316	2,263	2,669	26,734	112	73,094	11.9

Total gross loans and advances[2]	247,541	75,782	54,154	228,437	6,044	611,958	100.0

Percentage of Group loans and advances by geographical region	40.5%	12.4%	8.8%	37.3%	1.0%	100.0%

Non-performing loans[3]	5,301	1,101	1,214	4,030	618	12,264
Non-performing loans as a percentage of gross loans and advances [3]	2.1%	1.5%	2.2%	1.8%	10.2%	2.0%
Specific provisions outstanding against loans and advances	3,379	387	793	4,763	493	9,815
Specific provisions outstanding as a percentage of non-performing loans[3]	63.7%	35.1%	65.3%	118.2%	79.8%	80.0%

1	Other commercial includes loans and advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$47,215 million.
3	Net of suspended interest.

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	At 31 December 2004

	Europe	Hong	Rest of	North	South	Gross	Gross loans
							by customer
							type as a
			Asia-			loans and	% of total
		Kong	Pacific	America	America	advances	gross loans
	US$m	US$m	US$m	US$m	US$m	US$m	%
Personal
Residential mortgages	70,546	23,990	14,860	112,861	207	222,464	32.6
Hong Kong Government Home Ownership Scheme	–	5,383	–	–	–	5,383	0.8
Other personal	57,920	9,105	9,079	80,463	3,438	160,005	23.3

Total personal	128,466	38,478	23,939	193,324	3,645	387,852	56.7

Corporate and commercial
Commercial, industrial and international trade	55,018	14,132	19,177	11,599	1,950	101,876	14.9
Commercial real estate	18,917	10,388	4,232	9,798	134	43,469	6.3
Other property-related	6,850	5,959	3,350	4,518	72	20,749	3.0
Government	3,663	615	1,432	3,868	949	10,527	1.5
Other commercial[1]	34,185	7,294	7,015	5,718	939	55,151	8.0

Total corporate and commercial	118,633	38,388	35,206	35,501	4,044	231,772	33.7

Financial
Non-bank financial institutions	30,901	1,932	2,297	17,090	109	52,329	7.6
Settlement accounts	4,476	596	305	8,431	11	13,819	2.0

Total financial	35,377	2,528	2,602	25,521	120	66,148	9.6

Total gross loans and advances[2]	282,476	79,394	61,747	254,346	7,809	685,772	100.0

Percentage of Group loans and advances by geographical region	41.2%	11.6%	9.0%	37.1%	1.1%	100.0%

Non-performing loans[3]	6,039	696	1,160	3,875	657	12,427
Non-performing loans as a percentage of gross loans and advances[3]	2.1%	0.9%	1.9%	1.5%	8.4%	1.8%
Specific provisions outstanding against loans and advances	4,036	320	785	4,364	512	10,017
Specific provisions outstanding as a percentage of non-performing loans[3]	66.8%	46.0%	67.7%	112.6%	77.9%	80.6%

1	Other commercial includes advances in respect of agriculture, transport, energy and utilities.
2	Included within this total is credit card lending of US$56,222 million.
3	Net of suspended interest.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Customer loans and advances by principal area within the Rest of Asia-Pacific and South America

	At 30 June 2005

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,986	676	2,525	3,938	13,125
India	998	444	86	1,821	3,349
Indonesia	12	240	8	960	1,220
Japan	10	142	740	3,899	4,791
Mainland China	334	8	990	3,586	4,918
Malaysia	2,085	729	446	2,954	6,214
Middle East	144	2,228	1,240	7,975	11,587
Singapore	2,360	3,220	1,279	2,014	8,873
South Korea	2,221	316	1	1,839	4,377
Taiwan	1,844	996	6	969	3,815
Thailand	25	185	77	943	1,230
Other	203	980	351	2,823	4,357

Total of the Rest of Asia-Pacific	16,222	10,164	7,749	33,721	67,856

Argentina	34	114	42	1,440	1,630
Brazil	182	4,354	174	3,394	8,104
Other	–	–	20	216	236

Total of South America	216	4,468	236	5,050	9,970

	At 30 June 2004

				Commercial,
				international
	Residential	Other	Property-	trade and
	mortgages	personal	related	other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,352	507	1,700	3,629	11,188
India	551	304	27	1,530	2,412
Indonesia	12	135	7	630	784
Japan	15	103	586	3,115	3,819
Mainland China	164	7	782	2,626	3,579
Malaysia	1,956	567	346	2,852	5,721
Middle East	88	1,815	1,077	5,255	8,235
Singapore	1,766	2,725	1,170	2,349	8,010
South Korea	1,610	114	6	1,212	2,942
Taiwan	1,170	582	6	713	2,471
Thailand	26	141	58	851	1,076
Other	189	856	241	2,631	3,917

Total of the Rest of Asia-Pacific	12,899	7,856	6,006	27,393	54,154

Argentina	36	64	26	1,293	1,419
Brazil	153	2,356	121	1,814	4,444
Other	1	–	8	172	181

Total of South America	190	2,420	155	3,279	6,044

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	At 31 December 2004

				Commercial,
	Residential	Other	Property-	international
	mortgages	personal	related	trade and other	Total
	US$m	US$m	US$m	US$m	US$m
Loans and advances (gross)
Australia and New Zealand	5,935	635	2,580	3,761	12,911
India	778	371	56	1,440	2,645
Indonesia	12	166	9	769	956
Japan	12	106	689	3,532	4,339
Mainland China	256	10	794	3,329	4,389
Malaysia	2,029	670	407	2,611	5,717
Middle East	129	1,982	1,414	6,327	9,852
Singapore	2,137	3,027	1,262	2,258	8,684
South Korea	1,834	189	6	1,559	3,588
Taiwan	1,509	762	–	805	3,076
Thailand	28	178	75	1,134	1,415
Other	201	983	290	2,701	4,175

Total of the Rest of Asia-Pacific	14,860	9,079	7,582	30,226	61,747

Argentina	37	69	21	1,372	1,499
Brazil	170	3,369	158	2,411	6,108
Other	–	–	27	175	202

Total of South America	207	3,438	206	3,958	7,809

Impairment allowances

	Half-year to 30 June 2005

	Individually	Collectively
	assessed	assessed	Total
	US$m	US$m	US$m

At 1 January 2005	3,728	8,906	12,634
Amounts written off	(454)	(3,229)	(3,683)
Recoveries of loans and advances written off in previous years	83	139	222
Charge to income statement	162	3,125	3,287
Exchange and other movements	(264)	(93)	(357)

At 30 June 2005	3,255	8,848	12,103

Impairment allowances against loans and advances

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
	%	%	%

Total impairment allowances to gross lending[1]
Individually assessed impairment allowances	0.46	–	–
Collectively assessed impairment allowances	1.24	–	–

Total provisions to gross lending[1]
Specific provisions	–	1.51	1.35
General provisions	–	0.39	0.34

Total	1.70	1.90	1.69

1 Net of reverse repo transactions and settlement accounts.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Loan impairment charges

	Half-year to 30 June 2005

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Individually assessed impairment allowances
New allowances	504	128	54	117	7	810
Release of allowances no longer required	(355)	(92)	(89)	(23)	(6)	(565)
Recoveries of amounts previously written off	(11)	(11)	(15)	(42)	(4)	(83)

	138	25	(50)	52	(3)	162

Collectively assessed impairment allowances
New allowances	921	84	157	2,120	312	3,594
Release of allowances no longer required	(71)	(40)	(60)	(131)	(28)	(330)
Recoveries of amounts previously written off	(43)	(14)	(24)	(19)	(39)	(139)

	807	30	73	1,970	245	3,125

Total charge for impairment losses	945	55	23	2,022	242	3,287

Bank	(4)	–	–	–	–	(4)
Customer	949	55	23	2,022	242	3,291

Customer charge for impairment losses as a percentage of closing gross loans and advances (annualised)	0.57%	0.14%	0.07%	1.50%	4.89%	0.86%

30 June 2005 Customer balances outstanding
Non-performing loans	5,825	699	1,069	3,568	774	11,935
Impairment allowances	4,713	498	831	5,349	700	12,091

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	Half-year to 30 June 2004

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	894	119	144	2,764	213	4,134
Release of provisions no longer required	(394)	(110)	(98)	(68)	(37)	(707)
Recoveries of amounts previously written off	(64)	(26)	(38)	(274)	(27)	(429)

	436	(17)	8	2,422	149	2,998

General provisions	(13)	(205)	(18)	(45)	(9)	(290)

Total bad and doubtful debt charge	423	(222)	(10)	2,377	140	2,708

Bank	(5)	–	–	–	–	(5)
Customer	428	(222)	(10)	2,377	140	2,713

Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.35%	(0.59%)	(0.04%)	2.09%	4.66%	0.89%

30 June 2004
Non-performing loans	5,301	1,101	1,214	4,030	618	12,264
Provisions	4,232	607	968	6,006	539	12,352

	Half-year to 31 December 2004

			Rest of	North	South
	Europe	Hong Kong	Asia-Pacific	America	America	Total
	US$m	US$m	US$m	US$m	US$m	US$m
Specific provisions
New provisions	1,151	118	276	3,009	185	4,739
Release of provisions no longer required	(330)	(77)	(101)	(38)	(13)	(559)
Recoveries of amounts previously written off	(72)	(21)	(32)	(308)	(52)	(485)

	749	20	143	2,663	120	3,695

General provisions	(149)	(18)	(30)	(18)	7	(208)

Total bad and doubtful debt charge	600	2	113	2,645	127	3,487

Bank	(2)	–	(1)	–	(2)	(5)
Customer	602	2	114	2,645	129	3,492

Customer bad and doubtful debt charge as a percentage of closing gross loans and advances (annualised)	0.42%	0.01%	0.37%	2.07%	3.29%	1.01%

31 December 2004
Non-performing loans	6,039	696	1,160	3,875	657	12,427
Provisions	4,798	522	940	5,714	568	12,542

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

There was an increase in the charge for loan impairment losses of US$579 million compared with the first half of 2004. Of this increase, US$60 million related to acquisitions, notably M&S Money in the UK, and US$290 million reflected the non-recurrence of the general provision releases made in the first half of 2004. The key features were as follows:

•	Loan impairment charges in Europe were US$522 million higher than in the same period of 2004. There was a charge of US$774 million, an increase of US$408 million, in the personal loan portfolio in the UK reflecting the growth of the portfolio together with increased delinquency as economic conditions deteriorated and personal bankruptcies rose. Loan impairment charges against commercial customers rose from the very modest level experienced in the first half of 2004, principally reflecting the effect of weaker consumer spending on companies servicing the retail sector.

•	In Hong Kong, there was an impairment charge of US$55 million compared with a US$222 million release in the first half of 2004, largely the result of a general provision release of US$205 million. Overall credit quality remained good, although there was a significant charge against a commercial banking client in the manufacturing and distribution sector. Reversals and recoveries increased reflecting the more stable credit environment in recent years which did not require a build up of impairment allowances.

•	In the Rest of Asia-Pacific, there was a small net charge for loan impairment compared with a small net release in the first half of 2004. This low level of impairment losses reflected lower net releases and recoveries in Malaysia, following significant reversals in 2004, and continuing good credit quality across the region.

•	In North America, there was a reduction in the loan impairment charge of US$355 million as credit conditions in the US improved in line with the economy, allied to an increased proportion of secured lending. Additionally, the effect of HSBC’s targeting of higher credit quality customers, together with improved origination and collection activity, flowed through. The majority of the impairment charge arose on personal loan portfolios. In HSBC Finance, the two-month-and-over consumer delinquency ratio, which management views as an important indicator of future charge-offs, declined from 4.0 per cent at 31 December 2004 to 3.6 per cent at 30 June 2005.

•	In South America, the increase in the impairment charge mainly reflected growth in the consumer finance business and small business portfolio.

Group advances to personal customers

The loan impairment charge in the first half of 2005 was again dominated by the charge relating to the personal sector, this figure representing 96 per cent of the Group total. Within this total, losses on residential mortgages remained modest.

     Lending to personal customers has increased substantially in recent years as a result of both organic growth and acquisitions, notably through the acquisition of HSBC Finance in March 2003. At 30 June 2005, HSBC’s lending to the personal sector amounted to US$397 billion, or 52 per cent of total gross loans and advances, compared with US$388 billion (57 per cent) at 31 December 2004. The main characteristics of this portfolio and the economic influences affecting it are outlined below.

     Secured residential mortgages accounted for US$228 billion, or 57 per cent of total lending to the personal sector, compared with US$222 billion or 57 per cent at 31 December 2004. There was strong growth in the UK and North America, generally, with the highest volume in value terms. The impact of the strengthening US dollar on the translation of UK balances masked this growth when simply comparing balance sheet movements.

     The unsecured element of the portfolio consisting of credit and charge card advances, personal loans, vehicle finance facilities and other varieties of instalment finance grew at a faster rate than in the prior year. At 30 June 2005, the combined portfolios totalled US$164 billion or 41 per cent of total lending to the personal sector compared with US$160 billion or 41 per cent at 31 December 2004. The expansion of these portfolios reflected continued buoyant consumer spending in most of the main economies in which HSBC operates, and marketing and competitive pricing initiatives in the UK. Again, the strengthening US dollar masked the impact of strong growth in Europe.

     Geographically, total lending to personal customers was dominated by the diverse and mature portfolios in North America (US$200 billion), the UK (US$108 billion) and Hong Kong (US$38 billion). Collectively, these books accounted for 87 per cent of total lending to the personal sector (31 December 2004: 87 per cent).

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     Account management within HSBC’s personal lending portfolios is supported by sophisticated statistical techniques, which are enhanced by the availability of credit reference data in key local markets. The expansion of an increasingly analytical approach to the management of these portfolios remains an ongoing objective of the Group.

     In view of the high levels of personal indebtedness in many of the world’s leading economies, guidelines for the restructuring of customer facilities in the event of financial difficulty have been reinforced.

     In the US, mortgage growth in 2005 reflected new business from the correspondent mortgage services and branch-based consumer lending businesses. Growth in the prime segment was dampened by interest rate rises, which reduced the demand for refinancing, and by the perception of housing price ‘bubbles’ in some locations.

     Although increased mortgage borrowing has contributed to the record level of consumer debt burden in the US, this has now stabilised and is expected to decline gradually, as incomes rise sufficiently to pay down debt, notwithstanding higher interest rates. Against this background, credit quality continued to improve, and delinquency rates fell across the majority of portfolios during the first half of 2005.

     In Mexico, strong growth in consumer lending, credit cards and mortgages drove loan growth. HSBC Mexico recaptured its leading market share in vehicle finance lending and successfully grew pre-approved ATM personal loans by over 115 per cent. In aggregate, personal lending in Mexico grew by 10 per cent to US$2.7 billion.

     Personal lending in the UK also continued to grow strongly, notably in the mortgage market, where HSBC focused on retaining existing customers and increasing market share of new lending through competitive pricing, particularly on variable rate mortgages, against a backdrop of a less buoyant housing market. This secured portfolio, which represented 62 per cent of total lending to personal customers in the UK, continued to experience negligible delinquency and losses.

     The unsecured portfolio in the UK also continued to expand, though to an extent the benefits of marketing and pricing initiatives were dampened by a subdued appetite for borrowing, and lower consumer spending. Underwriting criteria continued

to be regularly reviewed to ensure that they remained appropriate in prevailing market conditions, which have seen a steady rise in personal bankruptcies and delinquencies over the last eighteen months. In response to rising delinquencies, HSBC upgraded and expanded its origination and collection analytics and efforts in order to improve its risk adjusted margins.

     Personal lending in Hong Kong remained subdued in 2005. The mortgage market remained intensely competitive, with competitors offering very low rates along with up-front cash incentives to attract new mortgage business. HSBC removed virtually all cash incentives in April, and adopted a selective approach to mortgage lending, focusing on the overall value of the customer relationship to the bank. Overall average mortgage balances, excluding the reduction in balances under the GHOS, which remained suspended, rose by 1 per cent compared with June 2004, reflecting the competitive rates offered. Credit quality continued to improve, with consumers benefiting from rising property prices and employment levels.

     In contrast with Hong Kong, personal lending in the Rest of Asia-Pacific grew strongly in most countries in 2005, boosted by a series of mortgage and credit card campaigns during the year. Growth was also notable in Brazil, where consumer sentiment improved through lower unemployment, and marketing and new product launches contributed to growth of 15 per cent in unsecured lending. Credit quality in these other regions remained relatively stable, although HSBC continued to monitor carefully those portfolios that possess the greatest potential for future economic stress. Delinquency and loss trends differed across jurisdictions, reflecting these varied conditions.

Risk elements in the loan portfolio

The SEC requires disclosure of credit risk elements under the following headings that reflect US accounting practice and classifications:

•	accruing loans contractually past due 90 days or more as to interest or principal; and

•	troubled debt restructurings not included in the above.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Non-performing loans and advances

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Banks	42	24	26
Customers	11,935	12,264	12,427

Total non-performing loans and advances	11,977	12,288	12,453

Total allowances cover as a percentage of non-performing loans and advances	101.1%	100.7%	100.9%

Total non-performing loans to customers reduced by US$492 million during the first half of 2005. At 30 June 2005, non-performing loans represented 1.6 per cent of gross customer loans and advances after offsetting, compared with 1.8 per cent at 31 December 2004. At constant exchange rates, non-performing loans were broadly flat compared with 31 December 2004.

     The commentary that follows is based on constant exchange rates.

     In Europe, the level of non-performing loans was 5 per cent higher than at the end of 2004. In the UK, there was an increase of non-performing advances in both the personal and commercial banking sectors. This reflected in part the increase in the size of the credit card and unsecured lending portfolios, but also the effect of weakening economic conditions, coupled with a rise in personal bankruptcies. In the commercial lending portfolio, overall credit quality remained broadly stable although there was emerging evidence of deterioration and a small number of accounts were classified as non-performing during the latter part of the period.

     In Hong Kong, non-performing loans remained unchanged compared with the end of 2004. Credit conditions continued to improve, as evidenced by economic growth, rising property prices and lower bankruptcy levels, although at a slower pace compared with the second half of 2004. There was continued improvement in credit quality within the mortgage and credit card businesses.

     In the Rest of Asia-Pacific, non-performing loans decreased by 5 per cent during the first half of 2005. There was a significant reduction in the level of non-performing customer loans in the Middle East where the economies continued to benefit from high global oil prices. There were also improvements in mainland China and Malaysia.

     The level of non-performing loans in North America decreased by US$0.3 billion or 8 per cent, reflecting continued improvement in economic conditions, particularly in the US and Canada. At 30 June 2005, non-performing loans in North

America represented 1.3 per cent of total customer lending balances, compared with 1.5 per cent at 31 December 2004. HSBC Finance’s business particularly benefited from a continued improvement in delinquencies and default trends. Furthermore, the continued expansion into the near-prime customer segments, increased levels of secured lending and improved collection activity contributed to an overall decline in non-performing loans.

     South America experienced a 7 per cent increase in non-performing loans in the first half of 2005, arising mainly in Brazil. Credit quality in Brazil remained relatively stable, although there was a 22 per cent increase in the underlying rate of delinquency in the consumer finance business, a trend seen across the consumer finance market following increases in both inflation and interest rates. In Argentina, credit quality improved in line with a general upturn in the local economy.

Troubled debt restructurings

US GAAP requires separate disclosure of any loans whose terms have been modified to grant concessions other than warranted by market conditions due to problems with the borrower. These are classified as ‘troubled debt restructurings’ and are distinct from the normal restructuring activities described above. Disclosure of troubled debt restructurings may be discontinued after the first year if the debt is performing in accordance with the new terms.

Accruing loans past due 90 days or more

The level of accruing loans past due 90 days or more is broadly in line with the end of 2004.

Potential problem loans

Credit risk elements also cover potential problem loans. These are loans where information about borrowers’ possible credit problems causes management to seriously doubt the borrowers’ ability to comply with the loan repayment terms. There are no potential problem loans other than those identified in the table of risk elements set out below.

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Risk Elements

The following table provides an analysis of risk elements in the loan portfolio for the last 18 months:

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Non-performing loans
Europe	5,857	5,314	6,053
Hong Kong	699	1,101	696
Rest of Asia-Pacific	1,079	1,225	1,172
North America	3,568	4,030	3,875
South America	774	618	657

Total	11,977	12,288	12,453

Troubled debt restructurings
Europe	43	37	34
Hong Kong	254	471	436
Rest of Asia-Pacific	80	53	56
North America	121	207	144
South America	738	707	693

Total	1,236	1,475	1,363

Accruing loans contractually past due 90 days or more as to principal or interest
Europe	31	45	68
Hong Kong	61	110	67
Rest of Asia-Pacific	42	41	56
North America	1,066	1,586	1,171
South America	–	–	–

Total	1,200	1,782	1,362

Risk elements on loans
Europe	5,931	5,396	6,155
Hong Kong	1,014	1,682	1,199
Rest of Asia-Pacific	1,201	1,319	1,284
North America	4,755	5,823	5,190
South America	1,512	1,325	1,350

Total	14,413	15,545	15,178

Assets held for resale
Europe	30	31	27
Hong Kong	47	97	75
Rest of Asia-Pacific	10	37	21
North America	545	791	708
South America	18	1	–

Total	650	957	831

Total risk elements
Europe	5,961	5,427	6,182
Hong Kong	1,061	1,779	1,274
Rest of Asia-Pacific	1,211	1,356	1,305
North America	5,300	6,614	5,898
South America	1,530	1,326	1,350

Total	15,063	16,502	16,009

Loan impairment allowances as a percentage of risk elements on loans	84.0%	79.6%	82.7%

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Liquidity and funding management

HSBC maintains a diversified and stable funding base of core retail and corporate customer deposits as well as portfolios of highly liquid assets. The objective of HSBC’s liquidity and funding management is to ensure that all foreseeable funding commitments and deposit withdrawals can be met when due.

     The management of liquidity and funding is primarily carried out locally in the operating companies of HSBC in accordance with practice and limits set by the Group Management Board. These limits vary by local financial unit to take account of the depth and liquidity of the market in which the entity operates. It is HSBC’s general policy that each banking entity should be self-sufficient with regard to funding its own operations. Exceptions are permitted to facilitate the efficient funding of certain short-term treasury requirements and start-up operations or branches which do not have access to local deposit markets, all of which are funded under strict internal and regulatory guidelines and limits from HSBC’s largest banking operations. These internal and regulatory limits and guidelines serve to place formal limitations on the transfer of resources between HSBC entities and are necessary to reflect the broad rang e of currencies, markets and time zones within which HSBC operates.

     HSBC requires operating entities to maintain a strong liquidity position and to manage the liquidity profile of their assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are met when due.

     The Group’s liquidity and funding management process includes:

•	projecting cash flows by major currency and considering the level of liquid assets necessary in relation thereto;

•	monitoring balance sheet liquidity ratios against internal and regulatory requirements;

•	maintaining a diverse range of funding sources with adequate back-up facilities;

•	managing the concentration and profile of debt maturities;

•	maintaining debt financing plans;

•	monitoring depositor concentration in order to avoid undue reliance on large individual depositors and ensure a satisfactory overall funding mix; and

•	maintaining liquidity and funding contingency plans. These plans identify early indicators of stress conditions and describe actions to be taken in the event of difficulties arising from systemic or other crises while minimising adverse long-term implications for the business.

Primary sources of funding

Current accounts and savings deposits payable on demand or at short notice form a significant part of HSBC’s funding. HSBC places considerable importance on the stability of these deposits. Stability depends upon maintaining depositor confidence in HSBC’s capital strength and liquidity, and on competitive and transparent deposit-pricing strategies. HSBC actively supports this confidence by consistently reinforcing HSBC’s brand values of trust and solidity across the Group’s geographically diverse banking network.

     HSBC accesses professional markets in order to provide funding for non-banking subsidiaries that do not accept deposits, to maintain a presence in local money markets and to optimise the funding of asset maturities not naturally matched by core deposit funding. In aggregate, HSBC’s banking entities are liquidity providers to the inter-bank market, placing significantly more funds with other banks than they borrow.

     The main operating subsidiary that does not accept deposits is HSBC Finance, which funds itself principally through taking term funding in the professional markets and through the issue of commercial paper, borrowing from affiliates and securitisation of assets. At 30 June 2005, US$116 billion of HSBC Finance’s liabilities were drawn from professional markets, utilising a range of products, maturities and currencies to avoid undue reliance on any particular funding source. Since becoming a member of the HSBC Group, HSBC Finance’s access to funding has improved in respect of both the breadth of available sources and the pricing thereof.

     Of total equity and liabilities of US$1,466 billion at 30 June 2005, funding from customers amounted to US$782 billion, of which US$756 billion was contractually repayable within one year. However, although the contractual repayments of many customer accounts are on demand or at short notice, in practice short-term deposit balances remain stable as inflows and outflows broadly match.

     Other liabilities, including deposits by banks and securities in issue, are set out in the table on page 101. Assets available to meet these liabilities, and to cover outstanding commitments to lend

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(US$577 billion), included cash, central bank balances, items in the course of collection and treasury and other bills (US$67 billion); loans to banks (US$185 billion, including US$180 billion repayable within one year); and loans to customers (US$756 billion, including US$344 billion repayable within one year). In the normal course of business, a proportion of customer loans contractually repayable within one year will be extended. In addition, HSBC held debt securities marketable at a value of US$274 billion. Of these assets, some US$59 billion of debt securities and treasury and other bills have been pledged to secure liabilities.

     HSBC would meet unexpected net cash outflows by selling securities and accessing additional funding sources such as interbank markets or securitisations.

     Although not utilised in the management of HSBC’s liquidity, the consolidated figures shown in the following table provide a useful insight into the structure of the Group’s overall funding position.

Debt securities in issue, customer accounts and deposits by banks

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Debt securities funding due in:
– less than one year	107,069	76,135	102,927
– one year or over	126,845	93,269	108,794
Deposits by banks repayable in:
– less than one year	112,693	92,256	78,080
– one year or over	5,856	5,071	5,975
Customer accounts repayable:
– on demand	441,058	368,984	396,760
– with agreed maturity dates of less than one year	314,449	246,164	273,463
– with agreed maturity dates of one year or over	26,692	19,454	22,849

Total	1,134,662	901,333	988,848

	%	%	%
Debt securities	20.7	18.8	21.4
Deposits by banks	10.4	10.8	8.5
Customer accounts	68.9	70.4	70.1

Total	100.00	100.0	100.0

HSBC Holdings

HSBC Holdings’ primary sources of cash are interest and capital receipts from its subsidiaries, which it deploys in short-term bank deposits or liquidity funds. HSBC Holdings’ primary uses of cash are investments in subsidiaries, interest payments to debt holders and dividend payments to shareholders. On an ongoing basis, HSBC Holdings replenishes its liquid resources through the receipt of interest on, and repayment of, intra-group loans, from dividends, and from interest earned on its own liquid funds. The ability of its subsidiaries to pay dividends or advance monies to HSBC Holdings depends, among other things, on their respective regulatory capital requirements, statutory reserves, and financial and operating performance.

     HSBC actively manages the cash flows from its subsidiaries to optimise the amount of cash held at the holding company level, and expects to continue doing so in the future. The wide range of HSBC’s activities means that HSBC Holdings is not dependent on a single source of profits to fund its dividends. Together with its accumulated liquid assets, HSBC Holdings believes that planned dividends and interest from subsidiaries will enable it to meet anticipated cash obligations. Also, in normal circumstances, HSBC Holdings has full access to capital markets on normal terms.

     At 30 June 2005, the short-term liabilities of HSBC Holdings totalled US$2.5 billion, including US$1.6 billion in respect of the declared first interim dividend for 2005. In practice, the full amount of the proposed dividend is never paid out, as a proportion of shareholders will elect to receive their dividend entitlement in scrip rather than in cash; in respect of the first interim dividend noted above, 43.3 per cent of shareholders so elected, resulting in retention of US$676.5 million of the accrued dividend. Short-term assets of US$8.7 billion, consisting mainly of cash at bank and money market deposits of US$5.2 billion and other amounts due from HSBC undertakings of US$3.3 billion, exceeded short-term liabilities.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Market risk management

The objective of HSBC’s market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group’s status as a premier provider of financial products and services.

     Market risk is the risk that movements in market risk factors, including foreign exchange rates, interest rates, credit spreads and equity and commodity prices will reduce HSBC’s income or the value of its portfolios.

     HSBC separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions not taken with trading intent. The marked-to-market positions taken without trading intent have historically not been material to the Trading Value at Risk. However, this is no longer the case following the transition to accounting under IFRSs which has increased the proportion of financial instruments measured at fair value. The contribution of these positions to the Trading Value at Risk is disclosed separately.

     Non-trading portfolios primarily arise from the management of the commercial banking assets and liabilities.

     The management of market risk is principally undertaken in Global Markets using risk limits approved by the Group Management Board. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. Traded Markets Development and Risk, an independent unit within Corporate, Investment Banking and Markets, develops the Group’s market risk management policies and measurement techniques. Each major operating entity has an independent market risk control function which is responsible for measuring market risk exposures in accordance with the policies defined by Traded Markets Development and Risk, and monitoring and reporting these exposures against the prescribed limits on a daily basis.

     Each operating entity is required to assess the market risks which arise on each product in its business and to transfer these risks to either its local Global Markets unit for management, or to separate books managed under the auspices of the local Asset and Liability Management Committee (‘ALCO’). The aim is to ensure that all market risks are consolidated within operations which have the necessary skills, tools, management and governance to professionally manage such risks.

Value at risk (‘VAR’)

One of the principal tools used by HSBC to monitor and limit market risk exposure is VAR. VAR is a technique that estimates the potential losses that could occur on risk positions as a result of movements in market rates and prices over a specified time horizon and to a given level of confidence (for HSBC, 99 per cent). HSBC calculates VAR daily. The VAR model used by HSBC is predominantly based on historical simulation. The historical simulation model derives plausible future scenarios from historical market rates time series, taking account of interrelationships between different markets and rates, for example between interest rates and foreign exchange rates. Potential movements in market prices are calculated with reference to market data from the last two years. HSBC has changed the assumed holding period from a 10-day period to a 1-day period as this reflects the way the risk positions are managed. Comparative VAR numbers have been re-stated to reflect this change.

     Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

•	the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

•	the use of a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

•	the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

•	VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

     HSBC recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, HSBC applies a wide range of stress testing, both on individual portfolios and on the Group’s consolidated positions. HSBC’s stress-testing regime provides senior management with an assessment of

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the financial impact of identified extreme events on the market risk exposures of HSBC.

     The VAR, both trading and non-trading, for Global Markets was as follows:

Value at risk

			US$m
Total
At 30 June 2005			156.8
At 31 December 2004			254.7
At 30 June 2004			165.8

	Average	Minimum	Maximum
	US$m	US$m	US$m
First half of 2005	198.3	144.7	248.8
Second half of 2004	182.3	124.8	259.9
First half of 2004	162.3	101.2	304.2

The daily revenue earned from market risk-related treasury activities includes accrual book net interest income and funding related to dealing positions. The histogram below illustrates the frequency of daily revenue arising from such market risk-related activities.

     The average daily revenue earned from market risk-related treasury activities in the first half of 2005, including accrual book net interest income and funding of dealing positions, was US$19.7 million, compared with US$22.1 million in the first half of 2004. The standard deviation of these daily revenues was US$11.9 million compared with US$8.6 million for the first half of 2004. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

     An analysis of the frequency distribution of daily revenue shows that there were 3 days with negative revenues during the first half of 2005 compared with 1 day in the first half of 2004. The most frequent result was a daily revenue of between US$20 million and US$24 million with 23 occurrences.

Daily distribution of Global Markets’ and other trading revenues
Half-year to 30 June 2005

Daily distribution of Global Markets’ and other trading revenues
Half-year to 30 June 2004

Fair value and price verification control

Where certain financial instruments are carried on the Group’s balance sheet at fair values, the valuation and the related price verification processes are subject to careful governance across the Group. Financial instruments which are accounted for on a fair value basis include assets held in the trading portfolio, financial instruments designated at fair value, obligations related to securities sold short and all derivative financial instruments.

     The determination of fair values is therefore a significant element in the reporting of the Group’s Global Markets activities.

     The responsibility for the determination of accounting policies and procedures governing valuation and validation ultimately rests with the Group Finance and the Corporate, Investment Banking and Markets Finance functions, which report to the Group Finance Director. All significant valuation policies, and any changes thereto, must be approved by senior finance management. HSBC’s governance of financial reporting requires that

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

Financial Control departments across the Group are independent of the risk-taking businesses, with the Finance functions having ultimate responsibility for the determination of fair values included in the financial statements, and for ensuring that the Group’s policies and relevant accounting standards are adhered to. Both senior management and the Group Audit Committee assess the resourcing and expertise of Finance functions within the Group on a regular basis to ensure that the Group’s financial control and price verification processes are properly staffed to support the required control infrastructure.

Trading

Market risk in trading portfolios is monitored and controlled at both portfolio and position levels using a complementary set of techniques, such as VAR and present value of a basis point, together with stress and sensitivity testing and concentration limits. These techniques quantify the impact on capital of defined market movements.

     Other controls include restricting individual operations to trading within a list of permissible instruments authorised for each site by Traded Markets Development and Risk, and enforcing rigorous new product approval procedures. In particular, trading in the more complex derivative products is concentrated in offices with appropriate levels of product expertise and robust control systems.

     Trading VAR for Global Markets at 30 June 2005 was US$56.5 million. The contribution from positions taken without trading intent was US$22.8 million, the principal components of which are hedges which fail to meet the strict documentation and testing requirements of IAS 39 and are designated as ‘non-qualifying’ hedges, and other positions transacted as economic hedges but which again do not qualify for hedge accounting. HSBC’s policy on hedging is to manage economic risk in the most appropriate way without regard as to whether hedge accounting is available, within limits regarding the potential volatility of reported earnings. Trading VAR is further analysed by risk type below:

Trading VAR by risk type

	Foreign	Interest
	exchange	rate trading	Equity	Trading
	US$m	US$m	US$m	US$m

At 30 June 2005	6.9	57.3	6.9	56.5
At 31 December 2004	12.4	30.9	4.8	37.7
At 30 June 2004	17.9	28.8	5.1	39.9

Average

First half of 2005	8.4	43.2	6.1	43.7
Second half of 2004	14.3	30.1	5.3	38.7
First half of 2004	18.0	29.1	5.1	39.7

Minimum

First half of 2005	6.0	24.3	3.5	25.8
Second half of 2004	7.4	21.9	3.5	30.1
First half of 2004	10.6	19.1	3.9	31.3

Maximum

First half of 2005	12.4	76.9	12.9	73.2
Second half of 2004	21.4	42.5	8.9	48.2
First half of 2004	21.1	42.9	7.5	53.1

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Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income.

     Market risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost as a result of interest rate changes. Analysis of this risk is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. This prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios is transferred to Global Markets or to separate books managed under the auspices of the local ALCO.

     The transfer of market risk to trading books managed by Global Markets or ALCO is usually achieved by a series of internal deals between the business units and these trading books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. Local ALCOs regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Group Management Board.

     As noted above, in certain cases, the non-linear characteristics of products cannot be adequately captured by the risk transfer process. For example, both the flow from customer deposit accounts to more attractive investment products and the precise repayment levels of mortgages will vary at different interest rate levels. In such circumstances simulation modelling is used to identify the impact of varying scenarios on valuations and net interest income.

     Once market risk has been consolidated in Global Markets or ALCO-managed books, the net exposure is typically managed through the use of interest rate swaps within agreed limits.

     The principal non-trading risks not included in VAR for Global Markets (see ‘Value at risk’ above) are detailed below.

     Market risk within HSBC Finance mainly arises from such mismatches between future behaviouralised asset yields and their funding costs. A principal management tool for this non-trading risk is the control of the sensitivity of projected net interest income under varying interest rate scenarios; see ‘Net interest income’ below.

     VAR limits are set to control the total market risk exposure of HSBC Finance. The VAR as at 30 June 2005 was US$7.3 million compared to US$9.1 million at 31 December 2004.

     Market risk arising within HSBC’s US residential mortgage business is primarily managed by a specialist function within the mortgage business under guidelines established by HSBC Bank USA’s ALCO. A range of risk management tools is applied to hedge the sensitivity arising from movements in interest rates. A key element of risk management within the US mortgage business is dealing with the sensitivity of MSRs to market risks. MSRs represent the economic value of the right to perform specified residential mortgage servicing activities. They are sensitive to interest rate movements, which change the prepayment speed of the underlying mortgages and therefore the value of the MSRs. HSBC uses a combination of interest rate-sensitive derivative financial instruments and debt securities to help protect the economic value of MSRs. An accounting asymmetry can arise in this area because the derivative instruments used to hedge the economic exposure arising from MSRs are measured at fair value, but the MSRs themselves are measured for accounting purposes at amortised cost. It is, therefore, possible for an economically hedged position not to be shown as such in the accounts, when the hedge shows a loss but the MSR cannot be revalued above cost to reflect an associated profit. HSBC’s policy again is to hedge the economic risk.

     VAR limits are set to control the exposure to MSRs and MSR hedges. The VAR on MSRs and MSR hedges at 30 June 2005 was US$2.7 million compared with US$3.7 million at 31 December 2004.

     Non-trading exposure also arises on non-cumulative perpetual preferred securities issued. These fixed rate securities are eligible as tier 1 capital and are managed as capital instruments. Prior to the adoption of IFRSs these securities were classified as a non-equity element of minority interests but they are now classified as debt securities issued and therefore included in non-trading market risk analysis. The combination of a fixed interest rate and perpetual term generated a VAR of US$71.0 million at 30 June 2005 compared with US$72.5 million at 31 December 2004.

     Market risk also arises in HSBC’s insurance businesses within their portfolios of investments and policyholder liabilities. The principal market risks are interest rate risk and equity risk, which primarily

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

arise when guaranteed investment return policies have been issued. The insurance businesses have a dedicated head office market risk function which oversees management of this risk.

     Market risk also arises within HSBC’s defined benefit pension schemes to the extent that the obligations of the schemes are not fully matched by assets with determinable cash flows. This risk principally derives from the pension schemes holding equities against their future pension obligations. The risk is that market movements in equity prices could result in assets which are insufficient over time to cover the level of projected liabilities. Management, together with the trustees who act on behalf of the pension scheme beneficiaries, assess the level of this risk using reports prepared by independent external actuaries.

     The present value of HSBC’s defined benefit pension schemes’ liabilities was US$25.3 billion at 30 June 2005 compared with US$25.8 billion at 31 December 2004. Assets of the defined benefit schemes at 30 June 2005 comprised: equity investments 49 per cent (53 per cent at 31 December 2004); debt securities 34 per cent (29 per cent at 31 December 2004) and other (including property) 17 per cent (18 per cent at 31 December 2004).

Net interest income

Future net interest income is affected by movements in interest rates. A principal part of HSBC’s management of market risk in non-trading portfolios is to monitor the sensitivity of projected net interest income under varying interest rate scenarios (simulation modelling). HSBC aims, through its management of market risk in non-trading portfolios, to mitigate the impact of prospective interest rate movements which could reduce future net interest income, whilst balancing the cost of such hedging activities on the current net revenue stream.

     For simulation modelling, businesses use a combination of scenarios relevant to local businesses and local markets as well as standard scenarios required to be used across HSBC. The standard scenarios are consolidated to illustrate the combined pro forma impact on HSBC consolidated portfolio valuations and net interest income.

     The table below sets out the impact on future net interest income of a 25 basis points parallel fall or rise in all yield curves worldwide in each quarter during the 12 months period from 1 July 2005. These scenarios differ from those disclosed in the Annual Report and Accounts 2004 which assumed an immediate 100 basis points parallel rise or fall in all yield curves on the first day of the 12 month period. The revised scenarios, although still simplified, are considered more relevant.

     Assuming no management actions, such a series of incremental parallel falls in all yield curves would increase planned net interest income for the 12 months to 30 June 2006 by US$410 million while such a series of incremental parallel rises in all yield curves would decrease planned net interest income by US$380 million. HSBC’s net interest income sensitivity has reduced following the adoption under IFRSs of the fair value option for certain fixed rate debt securities in issue which have been swapped to floating rate. The net interest expense on these positions is not recorded under ‘Net interest income’ but rather the fair value movements of the debt and the associated swaps are shown under ‘Net income from financial instruments designated at fair value’. The primary operating entity impacted by this change is HSBC Finance. Comparative numbers have been re-stated to reflect this change.

     Instead of assuming that all interest rates move together, HSBC groups its interest rate exposures into currency blocs whose interest rates are considered likely to move together. The sensitivity of projected net interest income, on this basis, is described as follows:

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Sensitivity of projected net interest income

		Rest of		Rest of
		Americas	Hong Kong	Asia
	US dollar	bloc	dollar	bloc	Sterling	Euro	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Change in July 2005/June 2006 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(321)	78	(69)	29	19	(116)	(380)
- 25 basis points shift in yield curves at the beginning of each quarter	361	(81)	72	(31)	(21)	110	410

Change in January 2005/ December 2005 projected net interest income

+ 25 basis points shift in yield curves at the beginning of each quarter	(311)	81	2	18	84	(167)	(293)
- 25 basis points shift in yield curves at the beginning of each quarter	451	(83)	(104)	(13)	(92)	164	323

The interest rate sensitivities set out in the table above are illustrative only and are based on simplified scenarios. The figures represent the effect of the pro forma movements in net interest income based on the projected yield curve scenarios and the Group’s current interest rate risk profile. This effect, however, does not incorporate actions that could be taken by Global Markets or in the business units to mitigate the impact of this interest rate risk. In reality, Global Markets would seek to proactively change the interest rate risk profile to minimise losses and optimise net revenues. The projections above also assume that interest rates of all maturities move by the same amount and, therefore, do not reflect the potential impact on net interest income of some rates changing while others remain unchanged. The projections also make other simplifying assumptions, including that all positions run to maturity.

     The Group’s core exposure to changes in its net interest income arising from movements in interest rates falls into two areas: core deposit franchises and Global Markets.

•	Core deposit franchises: these are exposed to changes in the value of the deposits raised and spreads against wholesale funds; in a low interest rate environment, the value of core deposits increases as interest rates rise and decreases as interest rates fall. This risk is, however, asymmetrical in a very low interest rate environment as there is limited room to lower deposit pricing in the event of interest rate reductions.

Previously, HSBC Finance provided an offset to the sensitivity effect of interest rate reductions on the core deposit franchises. This remains the case on an economic basis. However, under IFRSs (as noted above), the net interest expense on certain of HSBC Finance’s floating rate liabilities is no longer recorded as ‘Net interest income’ and is therefore not included in the net interest income sensitivity table.

•	Global Markets: the residual interest rate risk is managed within Global Markets. This reflects the Group’s policy of transferring all interest rate risk, other than structural risk, to Global Markets to be managed within defined limits and with flexibility as to the instruments used.

     The major drivers of the changes shown in the projected effect of interest rate moves in the above table are set out below.

•	In Hong Kong, the rise in interest rates over the last six months improved the sensitivity to falling interest rates as there was more room to lower deposit pricing in the event of falling interest rates.

•	In the US dollar bloc, the rise in short-term interest rates, coupled with a flattening of the yield curve over the last six months, led the Group to reduce its sensitivity to falling rates, particularly with respect to some retail products with embedded optionality.

•	Global Markets decreased its exposure to US dollar, Hong Kong dollar, sterling and euro assets, contributing to the decreased sensitivity

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

in these currencies to both rising and falling rates.

     It can be seen from the above that projecting the movement in net interest income from prospective changes in interest rates is a complex interaction of structural and managed exposures. In a rising rate environment, the most critical exposures are those managed within Global Markets.

     Additionally, the Group considers a principal risk to future net interest income to be a general flattening of yield curves at a low level of interest rates, as this reduces the value of the deposit franchise and limits the opportunities within Global Markets.

Structural foreign exchange exposures

Structural foreign exchange exposures represent net investments in subsidiaries, branches or associated undertakings, the functional currencies of which are currencies other than the US dollar.

     Revaluation gains and losses on structural exposures are recorded in the statement of total consolidated recognised income and expenses. The main operating (or functional) currencies in which HSBC’s business is transacted are the US dollar, the Hong Kong dollar, sterling, the euro, the Mexican peso, the Brazilian real, and the Chinese renminbi. As the US dollar and currencies linked to it form the dominant currency bloc in which HSBC’s operations transact business, HSBC Holdings prepares its consolidated financial statements in US dollars. HSBC’s consolidated balance sheet is therefore affected by movements in exchange rates between the US dollar and all the non-US dollar functional currencies of underlying subsidiaries.

     HSBC hedges structural foreign currency exposures only in limited circumstances. HSBC’s structural foreign currency exposures are managed with the primary objective of ensuring, where practical, that HSBC’s consolidated tier 1 capital ratio and the tier 1 capital ratios of individual banking subsidiaries are protected from the effect of changes in exchange rates. This is usually achieved by ensuring that, for each subsidiary bank, the ratio of structural exposures in a given currency to risk-weighted assets denominated in that currency is broadly equal to the tier 1 capital ratio of the subsidiary in question.

     Selective hedges were in place during the first half of 2005. Hedging is undertaken using forward foreign exchange contracts which are accounted for under IFRSs as hedges of a net investment in a foreign operation, or by financing with borrowings in the same currencies as the functional currencies involved.

     There was no material effect from foreign currency exchange rate movements on HSBC’s tier 1 capital ratio during the period.

Insurance and financial risk management

HSBC’s insurance underwriting operations, inter alia, issue contracts that accept the transfer of insurance or financial risk, or both. This section summarises these risks and the way that HSBC manages them.

Insurance risk

The principal risk that HSBC faces, under the insurance risk transfer contracts that it underwrites, is that the eventual claims and benefit payments, together with the costs of managing the business and claims handling, exceed the aggregate amount of premiums received and investment income earned thereon, pending settlement of claims. HSBC controls this risk by modelling outcomes using statistical techniques and by holding a diversified portfolio of relatively homogeneous contracts which is considered unlikely to generate a significantly different result from the expected outcome.

     HSBC manages the risk of unexpectedly large underwriting losses through its underwriting strategy, reinsurance arrangements and claims handling.

     In conjunction with Group Credit and Risk, the central management of HSBC’s insurance operations places reinsurance contracts with the world’s larger reinsurance companies. HSBC assesses the financial strength and creditworthiness of all reinsurers by reviewing publicly available financial information such as credit grades provided by rating agencies. HSBC also takes into account details of recent payment history and the status of any ongoing negotiations between HSBC’s insurance operations and these third parties. Individual operating units maintain records of the payment history of contract holders with whom they conduct regular business.

Financial risk

HSBC’s insurance operations are also exposed to financial risk in circumstances when the proceeds from financial assets are not sufficient to fund the obligations arising from insurance and investment contracts.

     The framework for the management of these risks seeks to integrate the financial risks associated with HSBC’s insurance operations with similar risks

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arising from other financial assets and liabilities not directly associated with insurance and investment liabilities.

     Investment credit risk is the risk that financial loss arises from the failure of an issuer of an investment product or a counterparty to an investment transaction to meet its obligations. Local management of HSBC’s operating insurance companies are responsible for the quality and performance of their respective investment portfolios. Investment guidelines are set at Group level and refined by local ALCOs which review, on a quarterly basis, investment management performance and compliance with the guidelines. Assessments of the creditworthiness of issuers and counterparties are based primarily upon rating agency and other publicly available information together with investment concentrations. Investment credit exposures are aggregated and reported to HSBC’s Group Credit and Risk function on a quarterly basis.

     HSBC Insurance is also exposed to investment return guarantee risk for certain investment contracts issued to policyholders. The risk is that yield on the assets held by the Insurance Group to meet these guarantees may fall short of the guaranteed return. The framework for the management of this risk is to adopt a matching approach whereby assets held are managed to meet the liability requirements. An additional provision is established where analysis indicates that, over the life of the contracts, the returns from the designated assets may not be adequate to cover the related liabilities.

Operational risk management

Operational risk is the risk of loss arising from fraud, unauthorised activities, error, omission, inefficiency, systems failure or external events. It is inherent to every business organisation and covers a wide spectrum of issues.

     HSBC manages this risk through a controls-based environment in which processes are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by an independent programme of periodic reviews undertaken by Internal Audit, and by monitoring external operational risk events, which ensure that HSBC stays in line with best practice and takes account of lessons learned from publicised operational failures within the financial services industry.

     HSBC has codified its operational risk management process by issuing a high level standard, supplemented by more detailed formal guidance issued in January 2005. This explains how HSBC manages operational risk by identifying, assessing, monitoring, controlling and mitigating the risk, rectifying operational risk events, and implementing any additional procedures required for compliance with local regulatory requirements. The processes undertaken to manage operational risk are determined by reference to the scale and nature of each HSBC operation. The HSBC standard covers the following:

•	operational risk management responsibility is assigned at senior management level within the business operation;

•	information systems are used to record the identification and assessment of operational risks and generate appropriate, regular management reporting;

•	operational risks are identified by assessments covering operational risks facing each business and risks inherent in processes, activities and products. Risk assessment incorporates a regular review of identified risks to monitor significant changes;

•	operational risk loss data is collected and reported to senior management. Aggregate operational risk losses are recorded and details of incidents above a materiality threshold are reported to the Group Audit Committee and the Risk Management Meeting; and

•	risk mitigation, including insurance, is considered where this is cost-effective.

     In each of HSBC’s subsidiaries, local management is responsible for implementing the HSBC standard on operational risk throughout their operations and, where deficiencies are evident, rectifying them within a reasonable timeframe. Subsidiaries acquired by HSBC since the standard was issued are required to assess and plan their implementation of the standard.

     HSBC maintains and tests contingency facilities to support operations in the event of disasters. Additional reviews and tests are conducted in the event that any HSBC office is affected by a business disruption event to incorporate lessons learned in the operational recovery from those circumstances.

Reputational risk management

The safeguarding of HSBC’s reputation is of paramount importance to its continued prosperity and is the responsibility of every member of staff. Reputational risks can arise from social, ethical or environmental issues, or as a consequence of

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

operational risk events. As a banking group, HSBC’s good reputation depends upon the way in which it conducts its business, but it can also be affected by the way in which clients, to whom it provides financial services, conduct themselves.

     Reputational risks are considered and assessed by the Board, the Group Management Board, the Risk Management Meeting, subsidiary company boards, board committees and/or senior management during the formulation of policy and the establishment of HSBC standards. Standards on all major aspects of business are set for HSBC and for individual subsidiaries, businesses and functions. These policies, which are an integral part of the internal control systems, are communicated through manuals and statements of policy and are promulgated through internal communications and training. The policies set out operational procedures in all areas of reputational risk, including money laundering deterrence, environmental impact, anti-corruption measures and employee relations.

     Management in all operating entities is required to establish a strong internal control structure to minimise the risk of operational and financial failure, and to ensure that a full appraisal of reputational implications is made before strategic decisions are taken. The Group internal audit function monitors compliance with policies and standards.

Capital management and allocation

Capital measurement and allocation

The Financial Services Authority (‘FSA’) supervises HSBC on a consolidated basis and, as such, receives information on the capital adequacy of, and sets capital requirements for, HSBC as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. In some jurisdictions, certain non-banking subsidiaries are subject to the supervision and capital requirements of local regulatory authorities. Since 1988, when the governors of the Group of Ten central banks agreed to guidelines for the international convergence of capital measurement and standards, the banking supervisors of HSBC’s major banking subsidiaries have exercised capital adequacy supervision in a broadly similar framework. The guidelines agreed in 1988, referred to as the Basel Accord, are applied on a consistent basis across the European Union through directives, which are then implemented by member states.

In implementing the EU’s Banking Consolidation Directive, the FSA requires each bank and banking group to maintain an individually prescribed ratio of total capital to risk-weighted assets taking into account both balance sheet assets and off-balance sheet transactions. Under the EU’s Amending Directive to the Capital Adequacy Directive, the FSA allows banks to calculate capital requirements for market risk in the trading book using VAR techniques.

     HSBC’s capital is divided into two tiers: tier 1, comprising shareholders’ funds, innovative tier 1 securities and minority interests in tier 1 capital, after adjusting for items reflected in shareholders’ funds which are treated differently for the purposes of capital adequacy; and tier 2, comprising qualifying subordinated loan capital, collective impairment allowances (previously, general provisions), minority and other interests in tier 2 capital and unrealised gains arising on the fair valuation of equity instruments held as available-for-sale. Various restrictions apply. The amount of innovative tier 1 securities cannot exceed 15 per cent of overall tier 1 capital, qualifying tier 2 capital cannot exceed tier 1 capital, and qualifying term subordinated loan capital may not exceed 50 per cent of tier 1 capital. There are also limitations on the amount of collective impairment allowances which may be included in tier 2 capital. The book values of goodwill and intangible assets are deducted in arriving at tier 1 capital. Total capital is calculated by deducting the book values of unconsolidated investments, investments in the capital of banks, and certain regulatory items from the total of tier 1 and tier 2 capital.

     Banking operations are categorised as either trading book (broadly, trading activities) or banking book (all other activities) and risk-weighted assets are determined accordingly. Banking book risk-weighted assets are measured by means of a hierarchy of risk weightings classified according to the nature of each asset and counterparty, taking into account any eligible collateral or guarantees. Banking book off-balance-sheet items giving rise to credit, foreign exchange or interest rate risk are assigned weights appropriate to the category of the counterparty, taking into account any eligible collateral or guarantees. Trading book risk-weighted assets are determined by taking into account market-related risks such as foreign exchange, interest rate and equity position risks, and counterparty risk.

Effect of IFRSs

In October 2004, the FSA published a consultation paper CP04/17 ‘Implications of a changing accounting framework’. This was followed in April 2005 with a policy statement with the same title, PS05/5. These papers set out the FSA’s approach to

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assessing banks’ capital adequacy after implementation of IFRSs. PS05/5 took effect on publication.

     Under the new policy, there have been changes to the measurement of banks’ capital adequacy, the most significant of which for HSBC are set out below.

•	The capital treatment for collective impairment allowances are the same as previously applied to general provisions, i.e. they are included in tier 2 capital. This had a positive impact on HSBC’s total capital ratio as the amount of collective impairment allowances exceeds the amount of the previous general provisions.

•	The effect of recognising defined benefit pension plan deficits on the balance sheet will be reversed for regulatory reporting. However, whereas previously banks deducted from capital prepayments to pension plans, they must now deduct from capital their best estimate of the additional funding that they expect to pay into the plans over the following five years to reduce the defined benefit liability. This estimate is arrived at in conjunction with the plans’ actuaries and/or trustees.

•	Under IFRSs, dividends are not recognised as a liability on the balance sheet until they are declared. This gives rise to an increase in shareholders’ funds at the reporting date compared with the previous accounting, which is reversed when the relevant dividend is subsequently declared. Banks reflect the benefit of this increase in their regulatory capital until the dividend declaration, in line with the accounting treatment.

•	Unrealised gains on available-for-sale equities held are included as part of tier 2 capital; previously these were not recognised.

Future developments

The Basel Committee on Banking Supervision (‘the Basel Committee’) has issued a final Accord (commonly known as ‘Basel II’), which will replace the 1988 Basel Accord. Basel II establishes a new capital framework consisting of three ‘pillars’: minimum capital requirements, supervisory review process and market discipline. The supervisory objectives of the Basel Committee are for Basel II to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks; and focus on internationally active banks.

     With respect to pillar one, minimum capital requirements, Basel II provides three approaches, of increasing sophistication, to the calculation of credit risk regulatory capital. The most basic one is the standardised approach, by which banks will use external credit ratings to determine the risk weightings applied to rated counterparties, and group other counterparties into broad categories and apply standardised risk weightings to these categories. Beyond that, the internal ratings-based foundation approach will allow banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that a counterparty will default. Finally, the internal ratings-based advanced approach will allow banks to use their own internal assessment of not only the probability of default, but also the quantification of the exposure to a counterparty and the percentage loss suffered if the counterparty defaults. Pillar one will also introduce capital requirements for operational risk and, again, three levels of sophistication are proposed. The capital required under the basic indicator approach will be a simple percentage of gross revenues: under the standardised approach it will be one of three different percentages of gross revenues applicable to each of eight business lines: and under advanced measurement approaches it will be an amount determined using banks’ own statistical analysis techniques on operational risk data.

     The proposal for re-casting the Banking Consolidation Directive and the Capital Adequacy Directive, which was published in July 2004, largely incorporates the requirements set out in Basel II, though there are also a number of differences. This proposal is now subject to a formal EU legislative process involving the Council of Ministers and the European Parliament, during which further changes may be made.

     In January 2005, the FSA published a consultation paper, CP05/3 ‘Strengthening capital standards’, which set out its proposals on implementing the recast EU directives. The FSA proposed that the new requirements should take effect from 1 January 2007, except that under pillar one, firms may elect to continue applying the existing capital adequacy framework until 1 January 2008.

     HSBC continues to participate actively in industry consultations surrounding the development and implementation of Basel II and the re-cast EU directives, and fully supports a more risk-sensitive

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

regulatory capital framework than that of the original Basel Accord of 1988. The application of Basel II across HSBC’s geographically diverse businesses, which operate in a large number of different regulatory environments, represents a significant challenge, and an extensive programme of implementation projects is currently in progress. Basel II allows significant scope for interpretation by regulators. The extent to which requirements diverge, and the interaction between the FSA, HSBC’s home regulator and the local, host regulators in the other countries in which HSBC operates, which is still emerging, will be key factors. In view of this, it is too early to assess what the effect of Basel II on HSBC’s capital ratios will be. One example of the uncertainty in regulatory interpretation is that, in the United States, banking agencies have proposed that certain institutions continue to be subject to the 1988 Basel Accord while others be subject to the ‘advanced’ risk and capital methodologies of Basel II. In this context, the Federal Reserve Board has determined that HSBC North America Holdings Inc, HSBC’s highest level US bank holding company in the US, which holds all HSBC’s US operating subsidiaries and HSBC Canada, will be expected to qualify for, and comply with, the Federal Reserve Board’s ‘advanced’ risk and capital methodologies of Basel II. These guidelines are still in development and may not be finalised before the second quarter of 2006.

Capital management

It is HSBC’s policy to maintain a strong capital base to support the development of its business. HSBC seeks to maintain a prudent balance between the different components of its capital and, in HSBC Holdings, between the composition of its capital and that of its investment in subsidiaries. This is achieved by each subsidiary managing its own capital within the context of an approved annual plan which determines the optimal amount and mix of capital required to support planned business growth and meet local regulatory capital requirements and, in the case of HSBC Finance, its ratings targets. Capital generated in excess of planned requirements is paid up to HSBC Holdings, normally by way of dividends, and represents a source of strength for HSBC.

      HSBC Holdings is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by HSBC Holdings’ own equity issuance and profit retentions. Major subsidiaries usually raise their own non-equity tier 1 capital and subordinated debt in accordance with HSBC guidelines regarding market and investor concentration, cost, market conditions, timing and the effect on the composition and maturity profile of HSBC’s capital. The subordinated debt requirements of other HSBC companies are met internally.

     HSBC recognises the impact on shareholder returns of the level of equity capital employed within HSBC and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage. In the current environment, HSBC uses a benchmark tier 1 capital ratio of 8.25 per cent in considering its long-term capital planning.

Source and application of tier 1 capital

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Movement in tier 1 capital
Opening tier 1 capital	67,259	54,863	60,796
Profits attributable to shareholders	7,596	6,346	5,494
Add back: goodwill amortisation	–	883	935
Dividends	(4,575)	(2,853)	(4,448)
Add back: shares issued in lieu of dividends	431	1,625	982
Increase in goodwill and intangible assets deducted	(154)	(339)	(2,749)
Shares issued	94	86	495
Innovative tier 1 capital issued	–	1,025	958
Other (including exchange movements)	(1,525)	(840)	4,796

Closing tier 1 capital	69,126	60,796	67,259

Movement in risk-weighted assets
Opening risk-weighted assets	759,210	618,662	655,695
Movements	35,624	37,033	103,515

Closing risk-weighted assets	794,834	655,695	759,210

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Capital structure

The table below sets out the analysis of regulatory capital:

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Composition of capital
Tier 1
Shareholders’ funds	86,713	79,259	86,623
Minority interests and preference shares	6,180	3,955	4,253
Innovative tier 1 securities	9,629	9,119	10,077
Less:
Goodwill capitalised and intangible assets	(31,344)	(29,376)	(31,190)
Other regulatory adjustments[1]	(2,052)	(2,161)	(2,504)

Total qualifying tier 1 capital	69,126	60,796	67,259

Tier 2
Reserves arising from revaluation of property and unrealised gains on available-for-sale equities	1,794	2,281	2,660
Collective impairment allowances	8,905	–	–
General provisions	–	2,592	2,624
Perpetual subordinated debt	3,678	3,609	3,670
Term subordinated debt	22,101	16,428	21,373
Minority and other interests in tier 2 capital	501	893	519

Total qualifying tier 2 capital	36,979	25,803	30,846

Unconsolidated investments	(3,008)	(4,426)	(6,361)
Investments in other banks	(1,146)	(934)	(799)
Other deductions	(229)	(164)	(165)

Total capital	101,722	81,075	90,780

Risk-weighted assets
Banking book	731,542	611,090	705,302
Trading book	63,292	44,605	53,908

Total	794,834	655,695	759,210

Risk-weighted assets in respect of contingent liabilities and commitments included in the totals above were:
Contingent liabilities	40,578	37,456	41,264
Commitments	48,445	31,100	47,541

	%	%	%
Capital ratios
Total capital	12.8	12.4	12.0
Tier 1 capital	8.7	9.3	8.9

1	Other regulatory adjustments mainly arise from the implementation of IFRSs in conjunction with the FSA’s policy statement PS05/5.

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H S B C  H O L D I N G S  P L C

Financial Review (continued)

The above figures were computed in accordance with the EU Banking Consolidation Directive and the FSA policy statement PS05/5. The comparative figures at 30 June 2004 and 31 December 2004 have not been restated to reflect the implementation of IFRSs and PS05/5.

     Tier 1 capital increased by US$1.9 billion. Retained profits contributed US$3.0 billion, and other movements, including IFRSs transitional adjustments’ contributed US$2.3 billion. These increases were partly offset by reductions due to exchange movements of US$3.4 billion.

     The increase of US$6.1 billion in tier 2 capital mainly reflects collective impairment allowances becoming eligible for inclusion in capital in place of general provisions.

     Total risk-weighted assets increased by US$36 billion, or 5 per cent. The increase mainly reflects growth in the loan book and trading positions. At constant currency, risk-weighted asset growth was 8 per cent.

Risk-weighted assets by principal subsidiary

In order to give an indication of how HSBC’s capital is deployed, the table below analyses the disposition of risk-weighted assets by principal subsidiary. The risk-weighted assets are calculated using FSA rules and exclude intra-HSBC items.

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Risk-weighted assets
Hang Seng Bank	41,217	36,195	37,918
The Hongkong and Shanghai Banking Corporation and other subsidiaries	121,298	107,195	119,595
The Hongkong and Shanghai Banking Corporation	162,515	143,390	157,513
HSBC Private Banking Holdings (Suisse)	20,162	22,594	19,815
CCF	54,364	49,013	54,569
HSBC Bank and other subsidiaries	228,148	176,533	220,824
HSBC Bank	302,674	248,140	295,208
HSBC Finance	118,144	110,369	110,744
HSBC Bank Canada	26,223	21,604	26,127
HSBC Bank USA and other subsidiaries	115,377	78,091	108,577
HSBC North America	259,744	210,064	245,448
HSBC Mexico	10,608	6,976	8,750
HSBC Bank Middle East	11,727	8,427	10,088
HSBC Bank Malaysia	5,773	5,328	5,472
HSBC South American operations	14,027	7,266	9,743
Bank of Bermuda	3,597	5,287	4,107
HSBC Holdings sub-group	699	2,845	1,380
Other	23,470	17,972	21,501

	794,834	655,695	759,210

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited)

Consolidated income statement for the half-year to 30 June 2005 (unaudited)

		Half-year to

		30 June	30 June	31 December
		2005	2004	2004
	Notes	US$m	US$m	US$m

Interest income		29,992	23,616	26,855
Interest expense		(13,302)	(8,486)	(10,886)

Net interest income		16,690	15,130	15,969

Fee income		8,428	7,846	7,826
Fee expense		(1,376)	(1,422)	(1,532)

Net fee income		7,052	6,424	6,294
Trading income		2,328	1,400	1,219
Net income from financial instruments designated at fair value		(354)	–	–
Net investment income on assets backing policyholder liabilities		–	194	818
Gains less losses from financial investments		354	330	443
Dividend income		95	339	283
Net earned insurance premiums		2,312	2,584	2,784
Other operating income		1,382	888	927

Total operating income		29,859	27,289	28,737
Net insurance claims incurred and movement in policyholder liabilities		(1,760)	(1,945)	(2,690)

Net operating income before loan impairment charges and other credit risk provisions		28,099	25,344	26,047
Loan impairment charges and other credit risk provisions	5	(3,277)	(2,740)	(3,451)

Net operating income		24,822	22,604	22,596

Employee compensation and benefits		(8,007)	(6,963)	(7,649)
General and administrative expenses		(5,322)	(4,539)	(5,149)
Depreciation of property, plant and equipment		(831)	(799)	(932)
Amortisation of intangible assets and impairment of goodwill		(330)	(301)	(193)

Total operating expenses		(14,490)	(12,602)	(13,923)

Operating profit		10,332	10,002	8,673
Share of profit in associates and joint ventures		308	118	150

Profit before tax		10,640	10,120	8,823
Tax expense	7	(2,658)	(2,513)	(2,172)

Profit for the period		7,982	7,607	6,651

Attributable to shareholders		7,596	6,940	5,978
Attributable to minority interests		386	667	673

		US$	US$	US$

Basic earnings per ordinary share	4	0.69	0.64	0.55
Diluted earnings per ordinary share	4	0.68	0.63	0.54
Dividend per ordinary share	4	0.41	0.37	0.26

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated balance sheet at 30 June 2005 (unaudited)

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
	Notes	US$m	US$m	US$m
ASSETS

Cash and balances at central banks		8,905	10,175	9,944
Items in the course of collection from other banks		11,717	8,641	6,338
Hong Kong Government certificates of indebtedness		12,196	10,984	11,878
Trading assets	8	136,068	111,703	122,160
Financial assets designated at fair value		14,033	–	–
Derivatives	21	63,594	22,724	32,190
Loans and advances to banks	9	184,766	140,813	143,449
Loans and advances to customers	10	756,332	599,241	672,891
Financial investments	11	188,687	172,675	185,332
Interests in associates and joint ventures		5,067	1,369	3,441
Goodwill and intangible assets		32,500	31,934	34,495
Property, plant and equipment		15,399	14,572	16,004
Other assets		26,767	18,035	23,085
Prepayments and accrued income		10,779	14,242	18,771

Total assets		1,466,810	1,157,108	1,279,978

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation		12,196	10,984	11,878
Deposits by banks	12, 15	109,619	97,327	84,055
Customer accounts	13, 15	731,456	634,602	693,072
Items in the course of transmission to other banks		9,533	6,923	5,301
Trading liabilities		129,500	49,770	46,460
Financial liabilities designated at fair value		49,004	–	–
Derivatives	21	62,101	21,523	34,988
Debt securities in issue	14	188,578	169,404	211,721
Retirement benefit liabilities		5,727	5,151	6,475
Other liabilities		26,169	17,943	20,581
Liabilities to customers under investment contracts		9,416	–	–
Liabilities under insurance contracts issued		12,428	–	–
Liabilities to policyholders under long-term assurance business		–	16,200	19,190
Accruals and deferred income		10,421	12,046	16,499
Provisions for liabilities and charges
– deferred tax		1,254	1,235	1,439
– other provisions		2,075	2,492	2,636
Subordinated liabilities	16	15,652	21,875	26,486

Total liabilities		1,375,129	1,067,475	1,180,781

Equity
Called up share capital		5,610	5,513	5,587
Share premium account		4,952	4,459	4,881
Other reserves		24,013	20,659	24,672
Retained earnings		52,138	46,435	50,382

Total shareholders’ equity	18	86,713	77,066	85,522
Minority interests		4,968	12,567	13,675

Total equity		91,681	89,633	99,197

Total equity and liabilities		1,466,810	1,157,108	1,279,978

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Consolidated statement of recognised income and expense for the half-year to 30 June 2005 (unaudited)

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Available-for-sale investments:
Valuation gains taken to equity	62	–	–
Transferred to profit or loss on disposal or impairment	(97)	–	–
Cash flow hedges:
Losses taken to equity	(223)	–	–
Exchange differences arising on monetary items that form part of a net investment in a foreign operation	(3,400)	(834)	4,049
Actuarial gains/(losses) on retirement benefits	358	(37)	(541)

	(3,300)	(871)	3,508
Deferred tax on items taken directly to or transferred from equity	(129)	11	177
Profit for the period	7,982	7,607	6,651

Total recognised income for the period	4,553	6,747	10,336

Attributable to shareholders	4,239	6,159	9,058
Attributable to minority interests	314	588	1,278

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H S B C  H O L D I N G S  P L C

Financial Statements (unaudited) (continued)

Consolidated cash flow statement for the half-year to 30 June 2005 (unaudited)

		Half-year to

		30 June	30 June	31 December
	Notes	2005	2004	2004
		US$m	US$m	US$m

Cash flows from operating activities
Profit before tax		10,640	10,120	8,823
Adjustments for:
Non-cash items included in net profit	19	870	102	266
Change in operating assets	19	(54,874)	(43,108)	(80,815)
Change in operating liabilities	19	73,781	85,238	92,776
Elimination of exchange differences and transition adjustments		7,241	(1,355)	(7,452)
Net gain from investing activities		(354)	(330)	(443)
Share of profits in associates and joint ventures		(308)	(118)	(150)
Dividends received from associates		57	47	80
Tax paid		(1,811)	(2,124)	(1,660)

Net cash from operating activities		35,242	48,472	11,425

Cash flows from investing activities
Purchase of financial investments		(91,507)	(182,179)	(148,738)
Proceeds from the sale of financial investments		82,562	170,358	145,079
Purchase of property, plant and equipment		(1,227)	(1,125)	(1,705)
Proceeds from the sale of property, plant and equipment		340	202	169
Purchase of intangible assets		(90)	–	(108)
Net cash outflow from acquisition of and increase in stake of subsidiaries		–	(1,176)	(1,255)
Net cash inflow from disposal of subsidiaries		566	–	27
Net cash outflow from acquisition of and increase in stake of associates		(682)	(228)	(1,894)
Proceeds from disposal of associates		161	151	61

Net cash used in investing activities		(9,877)	(13,997)	(8,364)

Cash flows from financing activities
Issue of ordinary share capital		94	86	495
Net purchases and sales of own shares for market-making purposes		27	16	82
Purchases of own shares to meet share awards and share option awards		(288)	(429)	84
Own shares released on vesting of share awards and exercise of options		65	53	106
Increase in non-equity minority interests		–	1,480	–
Subordinated loan capital issued		1,928	1,082	4,939
Subordinated loan capital repaid		(896)	(356)	(1,384)
Dividends paid		(4,197)	(3,057)	(1,368)
Dividends paid to minority interests – equity		(419)	(280)	(384)
Dividends paid to minority interests – non-equity		–	(321)	(227)

Net cash (used in)/from financing activities		(3,686)	(1,726)	2,343

Net increase in cash and cash equivalents		21,679	32,749	5,404
Cash and cash equivalents at the beginning of the period		160,956	117,558	148,942
Effect of exchange rate changes on cash and cash equivalents		(6,788)	(1,365)	6,610

Cash and cash equivalents at the end of the period	19	175,847	148,942	160,956

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Basis of preparation

(a)	For all periods up to and including the year ended 31 December 2004, HSBC prepared its consolidated financial statements in accordance with UK Generally Accepted Accounting Principles (‘UK GAAP’). From 1 January 2005, HSBC is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (‘IFRSs’) as endorsed by the EU and effective for HSBC’s reporting for the year ended 31 December 2005. IFRSs comprise accounting standards issued by the International Accounting Standards Board (‘IASB’) and its predecessor body as well as interpretations issued by the International Financial Reporting Interpretations Committee (‘IFRIC’) and its predecessor body. IFRSs in existence as at the date of these interim consolidated financial statements may differ from endorsed IFRSs actually in effect at 31 December 2005 as a result of decisions taken by the EU on endorsement, interpretative guidance issued by the IASB and IFRIC, and the requirements of companies legislation. These factors may affect HSBC’s Annual Report and Accounts 2005 and the information contained within this document.

These interim financial statements comply with all current IFRSs and have been prepared in accordance with International Accounting Standard (‘IAS’) 34 ‘Interim Financial Reporting’ on this basis. As referred to below, current IFRSs include certain amendments that have yet to be endorsed by the EU, but are expected to be endorsed.

In preparing these interim consolidated financial statements, HSBC has elected to take advantage of certain transitional provisions within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ which offer exemption from presenting comparative information or applying IFRSs retrospectively. The most significant of these provisions is the exemption from presenting comparative information in accordance with IAS 32 ‘Financial Instruments: Disclosure and Presentation’ (‘IAS 32’), IAS 39 ‘Financial Instruments: Recognition and Measurement’ (‘IAS 39’) and IFRS 4 ‘Insurance Contracts’ (‘IFRS 4’). Comparative information for financial instruments and insurance contracts has been prepared on the basis of HSBC’s previous accounting policies. The accounting policies applied to financial instruments and insurance contracts for 2004 and 2005 are disclosed separately below.

Transition to IFRSs

In addition to exempting companies from the requirement to restate comparatives for IAS 32, IAS 39 and IFRS 4, IFRS 1 grants certain exemptions from the full requirements of IFRSs to companies adopting IFRSs for the first time in the transition period.

HSBC has elected to take the following exemptions affecting comparative financial data:

(i) Business combinations

HSBC has elected not to restate business combinations that took place prior to the 1 January 2004 transition date.

(ii) Fair value or revaluation as deemed cost

A first-time adopter may elect to measure individual items of property at fair value at the date of transition to IFRSs and use that fair value as deemed cost at that date. HSBC has made this election.

(iii) Employee benefits

HSBC has elected to apply the employee benefits exemption and has, therefore, recognised in equity at 1 January 2004 all cumulative actuarial gains and losses on retirement benefit plans.

(iv) Cumulative translation differences

HSBC has set the cumulative translation differences for all foreign operations to zero at 1 January 2004.

(v) Share-based payment transactions

HSBC has elected to undertake full retrospective application of IFRS 2 ‘Share-based Payment’.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

HSBC has adopted the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’ (the ‘Amendment’) with effect from 1 January 2005, ahead of its effective date, on the assumption that it will be endorsed by the EU (see Note 2(h)).

HSBC has also adopted the ‘Amendment to IAS 19 Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures’ (Note 2(t)) and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ (Note 2(r)), ahead of their required effective dates, on the assumption that they will be endorsed by the EU.

The balance sheets and income statements in this document are presented in accordance with IAS 1 ‘Presentation of Financial Statements’. HSBC currently intends to adopt ED 7 ‘Financial Instruments: Disclosures’ in 2005, ahead of its proposed effective date. However, the format and presentation adopted may change in the event that further guidance is issued and a consensus develops on best practice from which to draw.

(b)	The consolidated financial statements of HSBC comprise the financial statements of HSBC Holdings and its subsidiaries. Entities that are controlled by HSBC are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to HSBC until the date that control ceases. As permitted by IFRS 1, HSBC has chosen not to restate under IFRSs business combinations that took place prior to 1 January 2004, the date of transition to IFRSs.

The purchase method of accounting is used to account for the acquisition of subsidiaries by HSBC. The cost of an acquisition is measured at the fair value of the consideration at the date of exchange, together with costs directly attributable to that acquisition. The acquired identifiable assets, liabilities and contingent liabilities are measured at their fair values at the date of acquisition. The excess of the cost of acquisition over the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities of the subsidiary acquired, the difference is recognised immediately in the income statement.

All intra-HSBC transactions are eliminated on consolidation.

The consolidated financial statements include the attributable share of the results and reserves of joint ventures and associates, based on financial statements made up to dates not earlier than three months prior to 30 June.

(c)	The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgement are inherent in the formation of estimates. Actual results in the future may differ from those reported. In this regard, management believes that the critical accounting policies where judgement is necessarily applied are those which relate to loan impairment, goodwill impairment and the valuation of financial instruments.

In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of HSBC’s net income, financial position and cash flows for the interim periods have been made.

Principal accounting policies

(a)	Interest income and expense

From 1 January 2005

Interest income and expense for all interest-bearing financial instruments except those classified as held-for-trading or designated at fair value are recognised in ‘Interest income’ and ‘Interest expense’ in the income statement using the effective interest rates of the financial assets or financial liabilities to which they relate.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, HSBC estimates cash flows considering all contractual terms of the financial instrument but not future credit losses. The calculation includes all amounts paid or received by HSBC that are an integral part of the effective interest rate, including transaction costs and all other premiums or discounts.

Interest on impaired financial assets is recognised at the original effective interest rate of the financial asset applied to the carrying amount as reduced by any allowance for impairment.

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From 1 January 2004 to 31 December 2004

Interest income was recognised in the income statement as it accrued, except in the case of impaired loans and advances (see Note 2 (f)).

(b)	Non interest income

	(i)	Fee income

From 1 January 2005

HSBC earns fee income from a diverse range of services it provides to its customers. Fee income is accounted for as follows:

		–	if the income is earned on the execution of a significant act, it is recognised as revenue when the significant act has been completed (for example, fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

		–	if the income is earned as services are provided, it is recognised as revenue as the services are provided (for example, asset management, portfolio and other management advisory and service fees); and

		–	if the income is an integral part of the effective interest rate of a financial instrument, it is recognised as an adjustment to the effective interest rate (for example, loan commitment fees) and recorded in ‘Interest income’ (See Note 2(a)).

From 1 January 2004 to 31 December 2004

Fee income was accounted for as follows:

		–	if the income was earned on the execution of a significant act, it was recognised as revenue when the significant act had been completed (for example, commission and fees arising from negotiating, or participating in the negotiation of, a transaction for a third party, such as the arrangement for the acquisition of shares or other securities);

		–	if the income was earned as services were provided, it was recognised as revenue as the services were provided (for example, asset management, portfolio and other management advisory and service fees); and

		–	if the income was interest in nature, it was recognised on an appropriate basis over the relevant period and recorded in ‘Interest income’ (See Note 2(a)).

	(ii)	Dividend income

Dividend income is recognised when the right to receive payment is established. This is the ex-dividend date for equity securities.

	(iii)	Net income from financial instruments designated at fair value

From 1 January 2005

Net income from financial instruments designated at fair value comprises all gains and losses from changes in the fair value of financial assets and financial liabilities designated at fair value, together with interest income and expense and dividend income arising on those financial instruments.

	(iv)	Trading income

Trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with related interest income, expense and dividends.

(c)	Segment reporting

HSBC is organised on a worldwide basis into five geographical regions: Europe, Hong Kong, Rest of Asia-Pacific, North America and South America. HSBC manages its business through the following customer groups:

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

Personal Financial Services; Commercial Banking; Corporate Investment Banking and Markets; and Private Banking. The main items reported in the ‘Other’ segment are the income and expenses of wholesale insurance operations, certain property activities, unallocated investment activities including hsbc.com, centrally held investment companies and HSBC’s holding company and financing operations. Segment income and expenses include transfers between geographical segments and transfers between customer group segments. Such transfers are conducted at arm’s length.

(d)	Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months’ maturity from the date of acquisition, and include cash and balances at central banks, treasury bills and other eligible bills, loans and advances to banks, and certificates of deposit.

(e)	Loans and advances to banks and customers

From 1 January 2005

Loans and advances to banks and customers include loans and advances originated by HSBC, which are not intended to be sold in the short term and have not been classified either as held for trading or designated at fair value. Loans and advances are recognised when cash is advanced to borrowers. They are initially recorded at fair value plus any directly attributable transaction costs and are subsequently measured at amortised cost using the effective interest method, less impairment losses.

From 1 January 2004 to 31 December 2004

Loans and advances to banks and customers included loans and advances originated by HSBC, which were not intended to be sold in the short term and had not been classified as held for trading. Loans and advances were recognised when cash was advanced to borrowers. They were measured at amortised cost less provisions for impaired loans and advances.

(f)	Loan impairment

From 1 January 2005

It is HSBC’s policy that each operating company will recognise losses for impaired loans promptly where there is objective evidence that impairment of a loan or portfolio of loans has occurred. This is done on a consistent basis in accordance with established HSBC guidelines.

There are two basic methods of calculating impairment losses, those calculated on individual loans and those losses assessed on a collective basis. Losses expected as a result of future events, no matter how likely, are not recognised.

	(i)	Individually assessed loans

Impairment losses on individually assessed accounts are determined by an evaluation of the exposures on a case-by-case basis. HSBC assesses at each balance sheet date whether there is any objective evidence that a loan is impaired. This procedure is applied to all accounts that are considered individually significant. In determining such impairment losses on individually assessed accounts, the following factors are considered:

		–	HSBC’s aggregate exposure to the customer;

		–	the viability of the customer’s business model and capability to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

		–	the amount and timing of expected receipts and recoveries;

		–	the likely dividend available on liquidation or bankruptcy;

		–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

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	–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties are evident;

	–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

	–	the likely deduction of any costs involved in recovery of amounts outstanding;

	–	the ability of the borrower to obtain and make payments in the relevant foreign currency if loans are not in local currency; and

	–	where available, the secondary market price for the debt.

Impairment loss is calculated by comparing the present value of the expected future cash flows, discounted at the original effective interest rate of the loan, with its current carrying value and the amount of any loss is charged in the income statement. The carrying amount of impaired loans is reduced through the use of an allowance account.

(ii)	Collectively assessed loans

Impairment losses are calculated on a collective basis in two different scenarios:

	–	in respect of losses which have been incurred but have not yet been identified on loans subject to individual assessment for impairment (see section (i)); and

	–	for homogeneous groups of loans that are not considered individually significant.

Incurred but not yet identified impairment

Where loans have been individually assessed and no evidence of loss has been identified, these loans are grouped together on the basis of similar credit risk characteristics for the purpose of calculating a collective impairment loss. This loss covers loans that are impaired at the balance sheet date but which will not be individually identified as such until some time in the future.

The collective impairment loss is determined after taking into account:

	–	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

	–	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of an allowance against the loss on an individual loan; and

	–	management’s experienced judgement as to whether the current economic and credit conditions are such that the actual level of inherent losses is likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification is determined by local management for each identified portfolio.

Homogeneous groups of loans

For homogeneous groups of loans that are not considered individually significant, two alternative methods are used to calculate allowances on a portfolio basis.

	–	When appropriate empirical information is available, HSBC utilises roll rate methodology. This methodology utilises a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at each time period for which the customer’s contractual payments are overdue. The amount of loss is based on the present value of expected future cash flows, discounted at the original effective interest rate of the portfolio. Other historical data and an evaluation of current economic conditions are also considered to calculate the appropriate level of allowance based on inherent loss. Additionally, in certain highly developed markets, sophisticated models also take into account behavioural and account management trends such as bankruptcy and rescheduling statistics.

	–	In other cases, when the portfolio size is small or when information is insufficient or not sufficiently reliable to adopt a roll rate methodology, HSBC adopts a formulaic approach which allocates

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

progressively higher loss rates in line with the period of time for which a customer’s loan is overdue. Loss rates are based on the discounted expected future cash flows from a portfolio.

	–	Roll rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure they remain appropriate.

(iii)		Loan write-offs

Loans (and the related impairment allowance accounts) are normally written off, either partially or in full, when there is no realistic prospect of recovery of these amounts and, for collateralised loans, when the proceeds from the realisation of security have been received.

(iv)		Reversals of impairment

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed to the extent it is now excessive by reducing the loan impairment allowance account. The amount of any reversal is recognised in the income statement.

(v)		Assets acquired in exchange for loans

Non-financial assets acquired in exchange for loans in order to achieve an orderly realisation are recorded as assets held for sale and reported in ‘Other assets’. The asset acquired is recorded at the lower of its fair value less costs to sell and the carrying amount of the loan, net of impairment allowance amounts, at the date of exchange. No depreciation is provided in respect of assets held for sale. Any subsequent write-down of the acquired asset to fair value less costs to sell is recorded as an impairment loss and included in the income statement. Any subsequent increase in the fair value less costs to sell, to the extent this does not exceed the cumulative impairment loss, is recognised in the income statement.

From 1 January 2004 to 31 December 2004

It was HSBC’s policy that each operating company would make provisions for impaired loans and advances when objective evidence of impairment existed and on a consistent basis, in accordance with established HSBC guidelines.

There were two basic types of provision, specific and general, each of which was considered in terms of the charge and the amount outstanding.

Specific provisions

Specific provisions represented the quantification of actual and inherent losses from homogeneous portfolios of assets and individually identified accounts. Specific provisions were deducted from loans and advances in the balance sheet. The majority of specific provisions were determined on a portfolio basis.

Portfolios

Where homogeneous groups of assets were reviewed on a portfolio basis, two alternative methods were used to calculate specific provisions:

–	When appropriate empirical evidence was available, HSBC utilised roll rate methodology (a statistical analysis of historical trends of the probability of default and amount of consequential loss, assessed at the end of each time period for which payments are overdue), other historical data and an evaluation of current economic conditions to calculate an appropriate level of specific provision based on inherent loss. Additionally, in certain highly developed markets, sophisticated models taking into account behavioural and account management trends such as bankruptcy and rescheduling statistics were used. Roll rates were regularly benchmarked against actual outcomes to ensure they remained appropriate.

–	In other cases, when information was insufficient or not sufficiently reliable to adopt a roll rate methodology, HSBC adopted a formulaic approach which allocated progressively higher loss rates in line with the period of time for which a customer’s loan was overdue.

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Individually assessed accounts

Specific provisions on individually assessed accounts were determined by an evaluation of the exposures on a case-by-case basis. This procedure was applied to all accounts that did not qualify for, or were not subject to, a portfolio-based approach. In determining such provisions on individually assessed accounts, the following factors were considered:

–	HSBC’s aggregate exposure to the customer (including contingent liabilities);

–	the viability of the customer’s business model and the capability of management to trade successfully out of financial difficulties and generate sufficient cash flow to service their debt obligations;

–	the likely dividend available on liquidation or bankruptcy;

–	the extent of other creditors’ commitments ranking ahead of, or pari passu with, HSBC and the likelihood of other creditors continuing to support the company;

–	the complexity of determining the aggregate amount and ranking of all creditor claims and the extent to which legal and insurance uncertainties were evident;

–	the amount and timing of expected receipts and recoveries;

–	the realisable value of security (or other credit mitigants) and likelihood of successful repossession;

–	the deduction of any costs involved in recovery of amounts outstanding;

–	the ability of the borrower to obtain the relevant foreign currency if loans were not in local currency; and

–	where available, the secondary market price for the debt.

Releases on individually calculated specific provisions were recognised whenever HSBC had reasonable evidence that the established estimate of loss had been reduced.

Cross-border exposures

Specific provisions were established in respect of cross-border exposures to countries assessed by management to be vulnerable to foreign currency payment restrictions. This assessment included analysis of both economic and political factors.

Provisions were applied to all qualifying exposures within these countries unless these exposures:

–	were performing, trade-related and of less than one year’s maturity;

–	were mitigated by acceptable security cover which was, other than in exceptional cases, held outside the country concerned; or

–	were represented by securities held for trading purposes for which a liquid and active market existed, and which were marked to market daily.

General provisions

General provisions augmented specific provisions and provided cover for loans that were impaired at the balance sheet date but which would not be individually identified as such until some time in the future. HSBC required operating companies to maintain a general provision, which was determined after taking into account:

–	historical loss experience in portfolios of similar risk characteristics (for example, by industry sector, loan grade or product);

–	the estimated period between a loss occurring and that loss being identified and evidenced by the establishment of a specific provision against that loss; and

–	management’s judgement as to whether the then economic and credit conditions were such that the actual level of inherent loss was likely to be greater or less than that suggested by historical experience.

The estimated period between a loss occurring and its identification (as evidenced by the establishment of a specific provision for that loss) was determined by local management for each identified portfolio.

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

Loans on which interest was being suspended and non-accrual loans

Loans were designated as non-performing as soon as management had doubts as to the ultimate collectibility of principal or interest or when contractual payments of principal or interest were 90 days overdue. When a loan was designated as non-performing, interest was not normally credited to the income statement and either interest accruals ceased (‘non-accrual loans’) or interest was credited to an interest suspense account in the balance sheet which was netted against the relevant loan (‘suspended interest’).

Within portfolios of low value, high volume, homogeneous loans, interest was normally suspended on facilities 90 days or more overdue. In certain operating subsidiaries, interest income on credit cards may have continued to be included in earnings after the account was 90 days overdue, provided that a suitable provision was raised against the portion of accrued interest which was considered to be irrecoverable.

The designation of a loan as non-performing and the suspension of interest could be deferred for up to 12 months in either of the following situations:

–	cash collateral was held covering the total of principal and interest due and the right of set-off was legally sound; or

–	the value of any net realisable tangible security was considered more than sufficient to cover the full repayment of all principal and interest due and credit approval had been given to the rolling-up or capitalisation of interest payments.

In certain subsidiaries, principally those in the UK and Hong Kong, provided that there was a realistic prospect of interest being paid at some future date, interest on non-performing loans was charged to the customer’s account. However, the interest was not credited to the income statement but to an interest suspense account in the balance sheet, which was netted against the relevant loan.

In other subsidiaries and in any event where the probability of receiving interest payments was remote, interest was no longer accrued and any suspended interest balance was written off.

On receipt of cash (other than from the realisation of security), the overall risk was re-evaluated and, if appropriate, suspended or non-accrual interest was recovered and taken to the income statement. A specific provision of the same amount as the interest receipt was then raised against the principal balance. Amounts received from the realisation of security were applied to the repayment of outstanding indebtedness, with any surplus used to recover any specific provisions and then suspended interest.

Loans were not reclassified as accruing until interest and principal payments were up-to-date and future payments were reasonably assured.

Loan write-offs

Loans (and the related provisions) were normally written off, either partially or in full, when there was no realistic prospect of recovery of these amounts and when the proceeds from the realisation of security had been received.

(g)	Trading assets and trading liabilities

From 1 January 2005

Treasury bills, debt securities, equity shares and short positions in securities which have been acquired or incurred principally for the purpose of selling or repurchasing in the near term or are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking are classified as held-for-trading. Such financial assets or financial liabilities are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities, together with related interest income and expense and dividends, are recognised in the income statement within ‘Trading income’ as they arise. Financial assets and financial liabilities are recognised using trade date accounting.

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From 1 January 2004 to 31 December 2004

Treasury bills, debt securities, equity shares and short positions in securities were included in ‘Trading assets’ or ‘Trading liabilities’ in the balance sheet at market value. Changes in the market value of such assets and liabilities were recognised in the income statement as ‘Trading income’ as they arose. For liquid portfolios, market values were determined by reference to independently sourced mid-market prices. In certain less liquid portfolios, securities were valued by reference to bid or offer prices as appropriate. Where independent prices were not available, market values were determined by discounting the expected future cash flows using an appropriate interest rate adjusted for the credit risk of the counterparty. Related interest income and expense and dividends were recognised in the income statement (as they arose separately from ‘Trading Income’) and aggregated with similar amounts arising from other activities.

(h)	Financial instruments designated at fair value

From 1 January 2005

A financial instrument, other than one held for trading, is classified in this category if it meets the criteria set out below, and is so designated by management. HSBC may designate financial instruments at fair value where the designation:

	–	eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial assets or financial liabilities or recognising the gains and losses on them on different bases; or

	–	applies to a group of financial assets, financial liabilities or both that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and where information about that group of financial instruments is provided internally on that basis to key management personnel; or

	–	relates to financial instruments containing one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Financial assets and financial liabilities so designated are recognised initially at fair value, with transaction costs taken directly to the income statement, and are subsequently remeasured at fair value. This designation, once made, is irrevocable in respect of the financial instruments to which it is made. Financial assets and financial liabilities are recognised using trade date accounting.

Gains and losses from changes in the fair value of such assets and liabilities are recognised in the income statement as they arise, together with related interest income and expense and dividends, within ‘Net income from financial instruments designated at fair value’.

Gains and losses arising from the changes in fair value of derivatives that are managed in conjunction with financial assets or financial liabilities designated at fair value are included in ‘Net income from financial instruments designated at fair value’.

(i)	Financial investments

From 1 January 2005

Treasury bills, debt securities and equity shares intended to be held on a continuing basis are classified as available-for-sale securities unless designated at fair value (see Note 2(h)) or classified as held-to-maturity. Available-for-sale securities are initially measured at fair value plus direct and incremental transaction costs. They are subsequently remeasured at fair value. Changes in fair value are recognised in equity until the securities are either sold or impaired. On the sale of available-for-sale securities, cumulative gains or losses previously recognised in equity are recognised through the income statement and classified as ‘Gains less losses from financial investments’. Interest income is recognised on such securities using the effective interest rate method, calculated over the asset’s expected life. Where dated investment securities have been purchased at a premium or discount, these premiums and discounts are included in the calculation of the effective interest rate. Dividends are recognised in the income statement when the right to receive payment has been established.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

An assessment is made at each balance sheet date as to whether there is any objective evidence of impairment, being circumstances where an adverse impact on estimated future cash flows of the financial asset or group of assets can be reliably estimated.

If an available-for-sale security is determined to be impaired, the cumulative loss (measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement) is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that HSBC has the positive intention and ability to hold until maturity. Held-to-maturity investments are initially recorded at fair value plus any directly attributable transaction costs, and are subsequently measured at amortised cost using the effective interest rate method, less any impairment losses.

From 1 January 2004 to 31 December 2004

Treasury bills, debt securities and equity shares intended to be held on a continuing basis were classified as financial investments and included in the balance sheet at cost less provision for any permanent diminution in value.

Where dated financial investments had been purchased at a premium or discount, those premiums and discounts were amortised through the income statement over the period from the date of purchase to the date of maturity so as to give a constant rate of return. If the maturity was at the borrowers’ option within a specified range of years, the earliest maturity was adopted. Those financial investments were included in the balance sheet at cost adjusted for the amortisation of premiums and discounts arising on acquisition. The amortisation of premiums and discounts was included in ‘Interest income’. Any gain or loss on realisation of these securities was recognised in the income statement as it arose and included in ‘Gains less losses from financial investments’.

(j)	Determination of fair value

For trading instruments and available-for-sale securities that are quoted in active markets, fair values are determined by reference to the current quoted bid/offer price. Where independent prices are not available, fair values may be determined using valuation techniques with reference to observable market data. These include comparison to similar instruments where market observable prices exist, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

(k)	Sale and repurchase agreements (including stock lending and borrowing)

Where securities are sold subject to a commitment to repurchase them at a predetermined price (‘repos’) they remain on the balance sheet and a liability is recorded in respect of the consideration received. Conversely, securities purchased under commitments to sell (‘reverse repos’) are not recognised on the balance sheet and the consideration paid is recorded in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate.

The difference between the sale and repurchase price is treated as interest and recognised over the life of the agreement.

Securities lending and borrowing transactions are generally entered into on a collateralised basis, with securities or cash advanced or received as collateral. The transfer of the securities to counterparties is not normally reflected on the balance sheet. If cash collateral is advanced or received, an asset or liability is recorded at the amount of cash collateral advanced or received.

Securities borrowed are not recognised on the balance sheet, unless they are sold to third parties, in which case the obligation to return the securities is recorded as a trading liability and measured at fair value and any gains or losses are included in ‘Trading income’.

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(l)	Derivatives and hedge accounting

From 1 January 2005

Derivatives are recognised initially, and are subsequently remeasured, at fair value. Fair values are obtained from quoted market prices in active markets, or by using valuation techniques, including recent market transactions, where an active market does not exist. Valuation techniques include discounted cash flow models and option pricing models as appropriate. All derivatives are classified as assets when their fair value is positive, or as liabilities when their fair value is negative.

In the normal course of business, the fair value of a derivative on initial recognition is considered to be the transaction price (i.e. the fair value of the consideration given or received). However, in certain circumstances the fair value of an instrument will be evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets, including interest rate yield curves, option volatilities and currency rates. When such evidence exists, HSBC recognises a trading profit or loss on inception of the derivative. If observable market data are not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, is not recognised immediately in the income statement but is recognised over the life of the transaction on an appropriate basis, or recognised in the income statement when the inputs become observable, or when the transaction matures or is closed out.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value through profit and loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists, and the cash flows are intended to be settled on a net basis.

The method of recognising the resulting fair value gains or losses depends on whether the derivative is held for trading, or is designated as a hedging instrument, and if so, the nature of the risk being hedged. All gains and losses from changes in the fair value of derivatives held for trading are recognised in the income statement. Where derivatives are designated as hedges, HSBC classifies them as either: (i) hedges of the change in fair value of recognised assets or liabilities or firm commitments (‘fair value hedge’); (ii) hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (‘cash flow hedge’); or (iii) hedges of net investments in a foreign operation (‘net investment hedge’). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

Hedge accounting

It is HSBC’s policy to document, at the inception of a hedging relationship, the relationship between the hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge. Such policies also require documentation of the assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risks. Interest on designated qualifying hedges is included in ‘Net interest income’.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recorded in the income statement, together with changes in the fair value of the asset or liability or group thereof that are attributable to the hedged risk.

If the hedging relationship no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the residual period to maturity. Where the adjustment relates to the carrying amount of a hedged available-for-sale equity security, this remains in equity until the disposal of the equity security.

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Any gain or loss relating to an ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement on the disposal of the foreign operation.

Hedge effectiveness testing

To qualify for hedge accounting, IAS 39 requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness). Actual effectiveness (retrospective effectiveness) must also be demonstrated on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method an HSBC entity adopts for assessing hedge effectiveness will depend on its risk management strategy.

For fair value hedge relationships, HSBC entities utilise the cumulative dollar offset method or regression analysis as effectiveness testing methodologies. For cash flow hedge relationships, HSBC entities utilise the change in variable cash flow method or the cumulative dollar offset method using the hypothetical derivative approach.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. For actual effectiveness, the changes in fair value or cash flows must offset each other in the range of 80 per cent to 125 per cent for the hedge to be deemed effective.

Derivatives that do not qualify for hedge accounting

All gains and losses from changes in the fair value of any derivative that do not qualify for hedge accounting are recognised immediately in the income statement. These gains and losses are reported in ‘Trading income’, except where derivatives are managed in conjunction with financial instruments designated at fair value, in which case gains and losses are reported in ‘Net income from financial instruments designated at fair value’.

From 1 January 2004 to 31 December 2004

Derivative financial instruments comprised futures, forward, swap and option transactions undertaken by HSBC in the foreign exchange, interest rate, equity, credit derivative, and commodity markets that were held off-balance sheet. Netting was applied where a legal right of set-off existed.

Accounting for these instruments was dependent upon whether the transactions were undertaken for trading or non-trading purposes.

Trading transactions

Trading transactions included transactions undertaken for market-making, to service customers’ needs and for proprietary purposes, as well as any related hedges.

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Transactions undertaken for trading purposes were marked-to-market and the net present value of any gain or loss arising was recognised in the income statement as ‘Trading income’, after appropriate deferrals for unearned credit margins and future servicing costs. Derivative trading transactions were valued by reference to an independent liquid price where this was available. For those transactions where there were no readily available quoted prices, which predominantly related to over the counter transactions, market values were determined by reference to independently sourced rates, using valuation models. If market observable data was not available, the initial increase in fair value indicated by the valuation model, but based on unobservable inputs, was not recognised immediately in the income statement. This amount was held back and recognised over the life of the transaction where appropriate, or released to the income statement when the inputs became observable, or, when the transaction matured or was closed out. Adjustments were made for illiquid positions where appropriate.

Assets, including gains, resulting from derivative exchange rate, interest rate, equities, credit derivative and commodity contracts which were marked-to-market were included in ‘Derivatives’ on the assets side of the balance sheet. Liabilities, including losses, resulting from such contracts, were included in ‘Derivatives’ on the liabilities side of the balance sheet.

Non-trading transactions

Non-trading transactions, which were those undertaken for hedging purposes as part of HSBC’s risk management strategy against cash flows, assets, liabilities or positions, were measured on an accrual basis. Non-trading transactions included qualifying hedges and positions that synthetically altered the characteristics of specified financial instruments.

Non-trading transactions were accounted for on an equivalent basis to the underlying assets, liabilities or net positions. Any gain or loss arising was recognised on the same basis as that arising from the related assets, liabilities or positions.

To qualify as a hedge, a derivative was required effectively to reduce the price, foreign exchange or interest rate risk of the asset, liability or anticipated transaction to which it was linked and be capable of designation as a hedge at inception of the derivative contract. Accordingly, changes in the market value of the derivative were required to be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. If these criteria were met, the derivative was accounted for on the same basis as the underlying hedged item. Derivatives used for hedging purposes included swaps, forwards and futures. Interest rate swaps were also used to alter synthetically the interest rate characteristics of financial instruments. In order to qualify for synthetic alteration, a derivative instrument had to be linked to specific individual, or pools of similar, assets or liabilities by the notional principal and interest rate risks of the associated instruments, and had to achieve a result that was consistent with defined risk management objectives. If these criteria were met, accruals based accounting was applied, i.e. income or expense was recognised and accrued to the next settlement date in accordance with the contractual terms of the agreement.

Any gain or loss arising on the termination of a qualifying derivative was deferred and amortised to earnings over the original life of the terminated contract. Where the underlying asset, liability or position was sold or terminated, the qualifying derivative was immediately marked-to-market and any gain or loss arising was taken to the income statement.

(m)	Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or where HSBC has transferred its contractual rights to receive the cash flows of the financial assets and has transferred substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, i.e. when the obligation is discharged or cancelled or expires.

(n)	Offsetting financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

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H S B C   H O L D I N G S   P L C

Notes on the Financial Statements (unaudited) (continued)

(o)	Associates and joint ventures

	(i)	Investments in associates and interests in joint ventures are initially stated at cost, including attributable goodwill, and adjusted thereafter for the post-acquisition change in HSBC’s share of net assets.

	(ii)	Unrealised gains on transactions between HSBC and its associates and joint ventures are eliminated to the extent of HSBC’s interest in the associate or joint venture. Unrealised losses are also eliminated to the extent of HSBC’s interest in the associate or joint venture unless the transaction provides evidence of an impairment of the asset transferred.

(p)	Goodwill and intangible assets

	(i)	Goodwill arises on business combinations, including the acquisition of subsidiaries, joint ventures or associates when the cost of acquisition exceeds the fair value of HSBC’s share of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill on acquisitions of joint ventures or associates is included in ‘Interests in associates and joint ventures’. Goodwill is tested for impairment annually by comparing the present value of the expected future cash flows from a business with the carrying value of its net assets, including attributable goodwill. Goodwill is allocated to cash-generating units for the purposes of impairment testing. Goodwill is tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is stated at cost less accumulated impairment losses which are charged to the income statement.

Any excess of HSBC’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of an acquired business over the cost to acquire is recognised immediately in the income statement.

At the date of disposal of a business, attributable goodwill is included in HSBC’s share of net assets in the calculation of the gain or loss on disposal.

	(ii)	Intangible assets include the value of in-force long-term assurance business, computer software, trade names, mortgage servicing rights, customer lists, core deposit relationships, credit card customer relationships and merchant or other loan relationships. Intangible assets that have an indefinite useful life, or are not yet ready for use, are tested for impairment annually. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. An intangible asset recognised during the current period is tested before the end of the current annual period.

Intangible assets that have a finite useful life, except for the value of in-force long-term assurance business, are stated at cost less amortisation and accumulated impairment losses and are amortised over their estimated useful lives. Estimated useful life is the lower of legal duration and expected economic life. The amortisation of mortgage servicing rights is included within ‘Net fee income’.

Intangible assets are subject to impairment review if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

For notes on the value of the in-force long-term assurance business see Note 2(x).

(q)	Property, plant and equipment

	(i)	Land and buildings are stated at historical cost, or fair value at the date of transition to IFRSs (‘deemed cost’), less any impairment losses and depreciation calculated to write off the assets over their estimated useful lives as follows:

		–	freehold land, and land held under leases greater than 500 years (which are treated as finance leases), are not depreciated; and

		–	buildings are depreciated on cost or valuation at the greater of 2 per cent per annum on a straight-line basis or over the unexpired terms of the leases or over the remaining useful lives.

	(ii)	Equipment, fixtures and fittings (including equipment on operating leases where HSBC is the lessor) are stated at cost less any impairment losses and depreciation calculated on a straight-line basis to write off the assets over their accumulated useful lives, which run to a maximum of 35 years but are generally between 5 years and 20 years.

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(iii) HSBC holds certain properties as investments to earn rentals or for capital appreciation, or both. Investment properties are included in the balance sheet at fair value with changes in fair value recognised in the income statement in the period of change. Fair values are determined by independent professional valuers who apply recognised valuation techniques.

Property, plant and equipment is subject to review for impairment if there are events or changes in circumstances that indicate that the carrying amount may not be recoverable.

(r)	Finance and operating leases

(i) Assets leased to customers under agreements which transfer substantially all the risks and rewards associated with ownership, other than legal title, are classified as finance leases. Where HSBC is a lessor under finance leases the amounts due under the leases, after deduction of unearned charges, are included in ‘Loans and advances to banks’ or ‘Loans and advances to customers’ as appropriate. Finance income receivable is recognised over the periods of the leases so as to give a constant rate of return on the net investment in the leases.

(ii) Where HSBC is a lessee under finance leases the leased assets are capitalised and included in ‘Property, plant and equipment’ and the corresponding liability to the lessor is included in ‘Other liabilities’. Leases of land exceeding 500 years to expiry at inception are recognised as finance leases. The finance lease and corresponding liability are recognised initially at the fair value of the asset or, if lower, the present value of the minimum lease payments. Finance charges payable are recognised over the periods of the leases based on the interest rates implicit in the leases so as to give a constant rate of interest on the remaining balance of the liability.

(iii) All other leases are classified as operating leases. Where HSBC is the lessor, the assets subject to the operating leases are included in ‘Property, plant and equipment’ and accounted for accordingly. Impairment losses are recognised to the extent that the carrying value of equipment is impaired through residual values not being fully recoverable. Where HSBC is the lessee, the leased assets are not recognised on the balance sheet. Rentals payable and receivable under operating leases are accounted for on a straight-line basis over the periods of the leases and are included in ‘General and administrative expenses’ and ‘Other operating income’ respectively.

(s)	Income tax

Income tax on the profit or loss for the year comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in shareholders’ equity, in which case it is recognised in shareholders’ equity.

Current tax is the tax expected to be payable on the taxable profit for the year, calculated using tax rates enacted or substantially enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Current tax assets and liabilities are offset when HSBC intends to settle on a net basis and the legal right to set off exists.

Deferred tax is recognised on temporary differences between the carrying amount of assets and liabilities in the balance sheet and the amount attributed to such assets and liabilities for tax purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent it is probable that future taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using the tax rates expected to apply in the periods in which the assets will be realised or the liabilities settled. Deferred tax assets and liabilities are offset when they arise in the same tax reporting group, relate to income taxes levied by the same taxation authority, and a legal right to set off exists in the entity.

From 1 January 2005, deferred tax relating to fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement when the deferred fair value gain or loss is recognised in the income statement.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

(t)	Pension and other post-retirement benefits

HSBC operates a number of pension and other post-retirement benefit plans throughout the world. These plans include both defined benefit and defined contribution plans and various other post-retirement benefits such as post-retirement health-care.

Payments to defined contribution plans and state-managed retirement benefit plans, where HSBC’s obligations under the plans are equivalent to a defined contribution plan, are charged as an expense as they fall due.

The costs recognised for funding defined benefit plans are determined using the Projected Unit Credit Method, with annual actuarial valuations performed on each plan. Actuarial differences that arise are recognised in shareholders’ equity and presented in the statement of recognised income and expense in the period they arise. Past service costs are recognised immediately to the extent the benefits are vested, and are otherwise recognised on a straight-line basis over the average period until the benefits are vested. The current service costs and any past service costs together with the expected return on plan assets less the unwinding of the discount on the plan liabilities are charged to operating expenses.

The net defined benefit liability recognised in the balance sheet represents the present value of the defined benefit obligations adjusted for unrecognised past service costs and reduced by the fair value of plan assets. Any resulting asset from this is limited to unrecognised past service costs plus the present value of available refunds and reductions in future contributions to the plan. All cumulative actuarial gains and losses on defined benefit plans have been recognised in equity at the date of transition to IFRSs.

The costs of providing other post-retirement benefits such as post-retirement health-care are accounted for on the same basis as defined benefit plans.

(u)	Equity compensation plans

Shares awarded to an employee to join HSBC that are made available immediately, with no vesting period attached to the award, are expensed immediately. When an inducement is awarded to an employee on commencement of employment with HSBC, and the employee must complete a specified period of service before the inducement vests, the expense is spread over the period to vesting.

For share options, the compensation expense to be spread over the vesting period is determined by reference to the fair value of the options on grant date, and the impact of any non-market vesting conditions such as option lapses. The compensation expense is recognised on a straight-line basis over the vesting period. An option may lapse if, for example, an employee ceases to be employed by HSBC before the end of the vesting period. Estimates of such future employee departures are taken into account when accruing the cost during the service period.

Guaranteed bonuses awarded in respect of service in the past, where an employee must complete a specified period of service until entitled to the award, are spread over the period of service rendered to the vesting date.

Discretionary bonuses awarded in respect of service in the past, are expensed over the vesting period which, in this case, is the period from the date the bonus is announced until the award vests.

As permitted by IFRS 1, HSBC has undertaken full retrospective application of IFRS 2 ‘Share-based payment’.

(v)	Foreign currencies

(i) Items included in the financial statements of each of HSBC’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements of HSBC are presented in US dollars, which is the Group’s presentation currency.

(ii) Transactions in foreign currencies are recorded in the functional currency at the rate of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the rate of exchange ruling at the balance sheet date. Any resulting exchange differences are included in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated into the functional currency using the rate of exchange at the date of the initial transaction. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency using the rate of exchange at the date the fair value was determined.

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(iii) The results of branches, subsidiaries, joint ventures and associates not reporting in US dollars are translated into US dollars at the average rates of exchange for the reporting period. Exchange differences arising from the retranslation of opening foreign currency net investments and the related cost of hedging and exchange differences arising from retranslation of the result for the reporting period from the average rate to the exchange rate prevailing at the period-end are accounted for in a separate foreign exchange reserve. Exchange differences on a monetary item that is part of a net investment in a foreign operation are recognised in the income statement of the separate subsidiary financial statements. In consolidated financial statements these exchange differences are recognised in the foreign exchange reserve in shareholders’ equity. As permitted by IFRS 1, HSBC has set the cumulative translation differences for all foreign operations to zero at the date of transition to IFRSs. On disposal of a foreign operation, exchange differences relating thereto and previously recognised in reserves are recognised in the income statement.

(w)	Provisions

Provisions are recognised when it is probable that an outflow of economic benefits will be required to settle a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the amount of the obligation.

(x)	Insurance contracts

From 1 January 2005

Through its insurance subsidiaries, HSBC issues contracts to customers that contain insurance risk, financial risk or a combination thereof. A contract under which HSBC accepts significant insurance risk from another party, by agreeing to compensate that party on the occurrence of a specified uncertain future event, is classified as an insurance contract. An insurance contract may also transfer financial risk, but is accounted for as an insurance contract if the insurance risk is significant.

A contract issued by HSBC that transfers financial risk, without significant insurance risk, is classified as an investment contract, and accounted for as a financial instrument. The financial assets held by HSBC for the purpose of meeting liabilities under insurance and investment contracts are classified and accounted for in the same way as other financial assets (see Notes 2(h) and 2(i)).

Insurance contracts are accounted for as follows:

Premiums

Gross insurance premiums for general insurance business are reported as income over the term of the insurance contract attributable to the risks borne during the accounting period. The unearned premium or the proportion of the business underwritten in the accounting year relating to the period of risk after the balance sheet date is calculated on a daily or monthly pro rata basis.

Premiums for life assurance are accounted for when receivable, except in unit-linked business where premiums are accounted for when liabilities are established.

Reinsurance premiums are accounted for in the same accounting period as the premiums for the direct insurance to which they relate.

Claims and reinsurance recoveries

Gross insurance claims for general insurance business include paid claims and movements in outstanding claims reserves. The outstanding claims reserves are based on the estimated ultimate cost of all claims that have occurred but not settled at the balance sheet date, whether reported or not, together with related claim handling costs and a reduction for the expected value of salvage and other recoveries. Reserves for claims incurred but not reported (‘IBNR’) are made on an estimated basis, using appropriate statistical techniques.

Gross insurance claims for life assurance reflect the total cost of claims arising during the year, including claim handling costs and any policyholder bonuses allocated in anticipation of a bonus declaration. The technical reserves for non-linked liabilities (long-term business provision) are calculated by each life assurance operation based on local actuarial principles. The technical reserves for linked liabilities are at least the element of any surrender or transfer value which is calculated by reference to the relevant fund or funds or index.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Reinsurance recoveries are accounted for in the same period as the related claim.

Value of long-term assurance business

A value is placed on insurance contracts that are classified as long-term assurance business, and are in force at the balance sheet date.

The value of the in-force long-term assurance business is determined by discounting future earnings expected to emerge from business currently in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business are included in other operating income on a gross of tax basis.

From 1 January 2004 to 31 December 2004

The value of the in-force long-term assurance business was determined by discounting future earnings expected to emerge from business then in force, using appropriate assumptions in assessing factors such as recent experience and general economic conditions. Movements in the value of in-force long-term assurance business were included in other operating income on a gross of tax basis.

(y)	Debt securities in issue and subordinated liabilities

From 1 January 2005

Debt securities in issue are initially measured at fair value, which is the consideration received, net of directly attributable transaction costs incurred. Subsequent measurement is at amortised cost using the effective interest method to amortise the difference between proceeds net of directly attributable transaction costs and the redemption amount over the expected life of the debt, unless the securities are designated at fair value (see Note 2(h)).

From 1 January 2004 to 31 December 2004

Debt securities in issue were initially measured at fair value, which was the consideration received, net of transaction costs incurred. Premiums and discounts on the issue of debt and fair value adjustments to debt arising on acquisitions were amortised to interest payable so as to give a constant interest rate over the life of the debt. Where debt was callable, either by HSBC or the holder, the premium or discount was amortised over the period to the earliest call date.

(z)	Share capital

Shares are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

HSBC Holdings plc shares held by HSBC, typically within HSBC’s insurance or retirement funds for the benefit of policyholders or beneficiaries or within the market making activities in Global Markets, (‘treasury shares’) are recognised in shareholders’ equity as a deduction from total shareholders’ equity until they are cancelled. Where such shares are subsequently sold, reissued or otherwise disposed of, any consideration received is included in shareholders’ equity, net of any directly attributable incremental transaction costs and related income tax effects.

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3	Dividends

The Directors have declared a second interim dividend for 2005 of US$0.14 per ordinary share. The second interim dividend will be payable on 5 October 2005 to shareholders on the Register at the close of business on 19 August 2005. The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 September 2005, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to shareholders on or about 31 August 2005, and elections will be required to be made by 21 September 2005.

The dividend will be payable on shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 October 2005 to the holders of record on 19 August 2005. The dividend will be payable in cash in euros at the exchange rate on 26 September 2005, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17 August and 24 August 2005.

The dividend will be payable on American Depositary Shares (‘ADSs’), each of which represents five ordinary shares, on 5 October 2005 to holders of record on 19 August 2005. The dividend of US$0.70 per ADS will be payable in cash in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be mailed to holders on or about 26 August 2005, and elections will be required to be made by 9 September 2005. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

HSBC Holdings’ ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 17 August 2005 and in Paris on 22 August 2005. The ADSs will be quoted ex-dividend in New York on 17 August 2005.

4	Earnings and dividends per share

		Half-year to

		30 June	30 June	31 December
		2005	2004	2004

		US$	US$	US$
Basic earnings per share		0.69	0.64	0.55
Diluted earnings per share		0.68	0.63	0.54
Dividends per share		0.41	0.37	0.26

Basic earnings per ordinary share was calculated by dividing the earnings of US$7,596 million by the weighted average number of ordinary shares outstanding, excluding own shares held, of 11,007 million (first half of 2004: earnings of US$6,940 million and 10,860 million shares; second half of 2004: earnings of US$5,978 million and 10,954 million shares).

Diluted earnings per share was calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares (including share options outstanding not yet exercised), by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on ordinary conversion of all the dilutive potential ordinary shares of 11,152 million (first half of 2004: 11,005 million shares; second half of 2004: 11,103 million shares).

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

5	Loan impairment charges and other credit risk provisions

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Income statement charge
Loan impairment charges:
New allowances	4,404	4,134	4,739
Reversal of allowances no longer required	(895)	(707)	(559)
Recoveries of amounts previously written off	(222)	(429)	(485)

	3,287	2,998	3,695
Individually assessed allowances:	162	–	–
Collectively assessed allowances	3,125	–	–

General provisions	–	(290)	(208)
Other credit risk provisions	(10)	32	(36)

Total loan impairment charges and other credit risk provisions	3,277	2,740	3,451

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Total outstanding allowances
Loans and advances to customers:
Individually assessed allowances	3,243	–	–
Collectively assessed allowances	8,848	–	–

	12,091	12,352	12,542
Loans and advances to banks (all individually assessed)	12	18	17

Total allowances	12,103	12,370	12,559

In 2004 allowances were described as either specific or general provisions. However, under IFRSs specific provisions are further analysed between individually and collectively assessed allowances. As a result a direct comparison cannot be made between 2004 provisions and 2005 allowances.

(6)	Pension and other post-retirement benefits

Included within employee compensation and benefits are components of net periodic benefit cost related to HSBC’s defined benefit pension plans and other post-retirement benefits, as follows:

	Pension benefits			Other post-retirement benefits

	Half-year to

	30 June	30 June	31 December	30 June	30 June	31 December
	2005	2004	2004	2005	2004	2004
	US$m	US$m	US$m	US$m	US$m	US$m

Current service cost	(328)	(337)	(300)	(16)	(19)	(18)
Interest cost	(656)	(601)	(624)	(17)	(22)	(21)
Expected return on plan assets	680	629	679	–	–	(2)
Amortisation of prior service cost	(2)	(8)	(8)	5	(36)	(9)
Curtailments	3	–	(242)	1	3	3

Net defined benefit cost	(303)	(317)	(495)	(27)	(74)	(47)

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Employer contributions

HSBC Bank (UK) Pension Plan

During the six months ended 30 June 2005, US$119 million of contributions have been made to the HSBC Bank (UK) Pension Plan. HSBC currently anticipates contributing an additional US$114 million to the HSBC Bank (UK) Pension Plan in 2005 for a total of US$233 million.

Other schemes

During the six months ended 30 June 2005, US$143 million of contributions have been made to other plans. HSBC currently anticipates contributing an additional US$66 million to the other pension plans in 2005 for a total of US$209 million.

7	Tax expense

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

UK corporation tax charge	340	357	359
Overseas tax	2,045	1,474	1,382

Current tax	2,385	1,831	1,741
Deferred tax	273	682	431

Tax expense	2,658	2,513	2,172

Effective tax rate (per cent)	25.0	24.8	24.6

HSBC Holdings and its subsidiary undertakings in the United Kingdom provided for UK corporation tax at 30 per cent, the rate for the calendar year 2005 (2004: 30 per cent). Overseas tax included Hong Kong profits tax of US$362 million (first half 2004: US$353 million; second half 2004: US$186 million) provided at the rate of 17.5 per cent (2004: 17.5 per cent) on the profits assessable in Hong Kong. Other overseas tax was provided for in the countries of operation at the appropriate rates of tax.

At 30 June 2005 there were, in total, potential future tax benefits of approximately US$803 million (30 June 2004: US$929 million; 31 December 2004: US$973 million) in respect of trading losses, expenditure charged to the income statement but not yet allowed for tax, and capital losses, which have not been recognised because recoverability of the potential benefits is not considered likely.

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Analysis of overall tax charge
Tax at UK corporate tax rate of 30 per cent	3,192	3,036	2,647
Impact of overseas profits in principal locations taxed at different rates[1]	(142)	(203)	(144)
Tax-free gains	(76)	(38)	(26)
Adjustments in respect of prior period liabilities	(45)	(107)	(122)
Tax deduction on innovative tier 1 capital	–	(92)	(100)
Low income housing credits[2]	(53)	(48)	(47)
Impact of profits from associates and joint ventures	(113)	(45)	(35)
Other items	(105)	10	(1)

Overall tax charge	2,658	2,513	2,172

1	The overall impact of applying different tax rates to overseas profits contributed to a reduction in the effective tax rate of 1.3 per cent (first half of 2004: 2.0 per cent; second half of 2004:1.6 per cent). The reduction in the impact on the effective tax rate reflects a greater proportion of HSBC profits within the US, which are subject to a higher rate of tax than in the UK.
2	Low income housing tax credits are tax credits available in the US which are designed to encourage the provision of rental housing targeted at low income households.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

8	Trading assets

	Book value at

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Treasury and other eligible bills	6,782	4,828	4,816
Debt securities	114,694	92,607	95,308
Equity securities	10,470	14,268	22,036
Loans and advances	4,122	–	–

	136,068	111,703	122,160

Maturities of debt securities:
1 year or less	25,079	29,293	27,736
5 years or less but over 1 year	35,806	31,310	28,922
Over 5 years	53,809	32,004	38,650

	114,694	92,607	95,308

			At
			30 June
			2005
			US$m
Debt securities:
– listed on a recognised UK exchange			13,059
– listed in Hong Kong			2,031
– listed elsewhere			77,131
– unlisted			22,473

			114,694

Equity securities:
– listed on a recognised UK exchange			726
– listed in Hong Kong			195
– listed elsewhere			8,464
– unlisted			1,085

			10,470

			At
			30 June
			2005
			US$m
Debt securities:
– issued by public bodies
Government securities and US government agencies			60,551
Other public sector securities			1,725

			62,276

– issued by other bodies
Bank and building society certificates of deposit			5,505
Other debt securities			46,913

			52,418

			114,694

As permitted by IFRS 1, HSBC’s consolidated balance sheets at 30 June 2004 and 31 December 2004 did not reflect the adoption of IAS 32 and IAS 39. Hence, the analysis in the above note is not applicable for these dates.

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9	Loans and advances to banks

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Remaining maturity:
Repayable on demand or at short notice	50,165	36,562	35,228
3 months or less but not repayable on demand or at short notice	114,094	88,091	95,730
1 year or less but over 3 months	16,234	12,601	8,066
5 years or less but over 1 year	1,510	1,354	1,614
Over 5 years	2,775	2,223	2,828
Collective and individually assessed impairment provisions (Note 5)	(12)	(18)	(17)

	184,766	140,813	143,449

10	Loans and advances to customers

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Remaining maturity:
Repayable on demand or at short notice[1]	120,544	67,995	69,606
3 months or less but not repayable on demand or at short notice	138,662	114,923	124,907
1 year or less but over 3 months	85,207	67,340	75,910
5 years or less but over 1 year	176,671	154,726	174,147
Over 5 years	247,339	206,609	240,863
Collective and individually assessed impairment provisions (Note 5)	(12,091)	(12,352)	(12,542)

	756,332	599,241	672,891

1	Under IAS 32, restrictions on the availability of offsetting for the purposes of financial presentation, where customers have both borrowing and deposit relationships with HSBC, have led to a grossing up of both loans and deposits by US$49 billion. There is no change in HSBC’s ability to enforce offset for the purpose of credit risk management.

11	Financial investments

	Book value at

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Treasury and other eligible bills	27,691	25,747	25,666
Debt securities	153,561	139,617	153,103
Equity securities	7,435	7,311	6,563

	188,687	172,675	185,332

Book value at
30 June
2005
US$m
Treasury and other eligible bills:
– available-for-sale	27,463
– held to maturity	228

27,691

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

		Book value at
		30 June
		2005
		US$m
Debt securities available-for-sale:
–	issued by public bodies
	Government securities and US government agencies	52,928
	Other public sector securities	5,330

		58,258

–	issued by other bodies
	Bank and building society certificates of deposit	17,503
	Other debt securities	70,054

		87,557

Debt securities held-to-maturity
–	issued by public bodies
	Government securities and US government agencies	3,662
	Other public sector securities	644

		4,306

–	issued by other bodies
	Bank and building society certificates of deposit	306
	Other debt securities	3,134

		3,440

Total debt securities		153,561

Equity securities:
–	available-for-sale	7,435

Total financial investments		188,687

		Treasury	Debt securities	Debt securities
		and other	available-	held-to-	Equity
	Total	eligible bills	for-sale	maturity	securities
	US$m	US$m	US$m	US$m	US$m
Book value at 30 June 2005
Listed on a recognised UK exchange	19,171	–	18,770	154	247
Listed in Hong Kong	3,197	–	1,878	86	1,233
Listed elsewhere	48,386	–	42,975	4,019	1,392
Unlisted	117,933	27,691	82,192	3,487	4,563

	188,687	27,691	145,815	7,746	7,435

At
30 June
2005
US$m
Maturities of total debt securities
1 year or less	48,724
5 years or less but over 1 year	62,989
Over 5 years	41,848

153,561

Maturities of debt securities available-for-sale
1 year or less	47,656
5 years or less but over 1 year	61,770
Over 5 years	36,389

145,815

Maturities of debt securities held-to-maturity
1 year or less	1,068
5 years or less but over 1 year	1,219
Over 5 years	5,459

7,746

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As permitted by IFRS 1, HSBC’s consolidated balance sheets at 30 June 2004 and 31 December 2004 did not reflect the adoption of IAS 32 and IAS 39. Hence, the analysis in the above note is not applicable for these dates.

12 Deposits by banks

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m

Deposits by banks		109,619	97,327	84,055
Deposits by banks included within:
	Financial liabilities designated at fair value	42	–	–
	Trading liabilities	8,888	–	–

		118,549	97,327	84,055

Repayable on demand		30,139	31,210	24,663
With agreed maturity dates or periods of notice, by remaining maturity
–	3 months or less but not repayable on demand	65,800	56,563	46,480
–	1 year or less but over 3 months	16,754	4,483	6,937
–	5 years or less but over 1 year	4,077	3,480	4,033
–	over 5 years	1,779	1,591	1,942

		118,549	97,327	84,055

13 Customer accounts

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m

Customer accounts		731,456	634,602	693,072
Customer accounts included within:
	Financial liabilities designated at fair value	153	–	–
	Liabilities to customers under investment contracts	9,416	–	–
	Trading liabilities	41,174	–	–

		782,199	634,602	693,072

Repayable on demand[1]		441,058	368,984	396,760
With agreed maturity dates or periods of notice, by remaining maturity
–	3 months or less but not repayable on demand	271,383	216,614	242,638
–	1 year or less but over 3 months	43,066	29,550	30,825
–	5 years or less but over 1 year	20,837	15,817	18,954
–	over 5 years	5,855	3,637	3,895

		782,199	634,602	693,072

1	Under IAS 32, restrictions on the availability of offsetting for the purposes of financial presentation, where customers have both borrowing and deposit relationships with HSBC, have led to a grossing up of both loans and deposits by US$49 billion. There is no change in HSBC’s ability to enforce offset for the purpose of credit risk management.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

14	Debt securities in issue

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m
Bonds and medium-term notes, by remaining maturity
–	within 1 year	26,855	26,608	36,085
–	between 1 and 2 years	36,904	21,581	25,812
–	between 2 and 5 years	49,641	36,814	49,985
–	over 5 years	28,980	25,495	23,318
Less: designated at fair value[1]		(26,382)	–	–
Less: held for trading[1]		(6,959)	–	–

		109,039	110,498	135,200
Other debt securities in issue, by remaining maturity
–	3 months or less	67,341	42,389	56,892
–	1 year or less but over 3 months	12,873	7,138	9,950
–	5 years or less but over 1 year	10,128	8,370	8,480
–	over 5 years	1,192	1,009	1,199
Less: designated at fair value[1]		(92)	–	–
Less: held for trading[1]		(11,903)	–	–

		188,578	169,404	211,721

1	Certain debt securities in issue are managed on a fair value basis as part of HSBC’s interest rate risk management policies. The hedged portion of these debt securities is presented within the balance sheet caption ‘Financial liabilities designated at fair value’, with the remaining portion included within ‘Trading liabilities’.

Sale and repurchase and settlement liabilities

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m
Customer accounts include
–	liabilities under sale and repurchase agreements	54,335	30,461	32,137
–	settlement accounts	21,366	23,787	15,412
Deposits by banks include
–	liabilities under sale and repurchase agreements	23,042	22,727	11,590
–	settlement accounts	20,512	15,558	6,612

Subordinated liabilities

		At	At	At
		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m
Dated subordinated loan capital which is repayable
–	within 1 year	1,069	965	749
–	between 1 and 2 years	700	1,019	807
–	between 2 and 5 years	2,611	1,810	2,941
–	over 5 years	29,431	14,464	18,303

		33,811	18,258	22,800
Undated subordinated loan capital		3,530	3,617	3,686
Less: subordinated liabilities designated at fair value		(21,689)	–	–

		15,652	21,875	26,486

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Assets charged as security for liabilities

In addition to repos, HSBC has pledged assets as security for liabilities included under the following headings:

	Amount of liability secured at

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Deposits by banks	3,519	4,440	2,303
Customer accounts	9,298	10,879	4,189
Debt securities in issue	22,052	29,771	27,793
Other liabilities	5,408	4,345	5,725

	40,277	49,435	40,010

The amount of assets pledged to secure these liabilities is included under the following headings:

	Amount of assets pledged at

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Treasury bills and other eligible securities	4,416	2,329	3,152
Loans and advances to customers	35,196	40,587	34,992
Debt securities	55,071	54,096	53,819
Other	2,125	3,333	1,438

	96,808	100,345	93,401

Reconciliation of movements in equity

The following table shows an analysis of the change in equity attributable to equity shareholders of HSBC Holdings.

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Called up share capital
Balance at the beginning of the period	5,587	5,481	5,513
Shares issued in connection with the early conversion of HSBC Finance 8.875 per cent Adjustable Conversion-Rate Equity Security Units	–	1	–
Shares issued under employee share plans	3	2	23
Shares issued in lieu of dividends	20	29	51

Balance at the end of the period	5,610	5,513	5,587

Share premium
Balance at the beginning of the period	4,881	4,406	4,459
New share capital subscribed, net of costs	71	53	422

Balance at the end of the period	4,952	4,459	4,881

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m
Other reserves
Balance at the beginning of the period	24,672	21,543	20,659
IFRSs transition adjustment at 1 January 2005	3,052	–	–
Reserve in respect of obligations under Bank of Bermuda share options	–	–	22
On exercise of CCF options	(22)	(44)	(37)
On exercise of HSBC Finance share options	(5)	(5)	(14)
On exercise of Bank of Bermuda share options	–	–	(7)
On redemption of the equity component of HSBC Finance 8.875 per cent Adjustable Conversion Rate Equity Security Units	–	(1)	–
Available-for-sale investments:
Valuation gains taken to equity	62	–	–
Transferred to profit or loss on disposal or impairment	(97)	–	–
Cash flow hedges:
Losses taken to equity	(223)	–	–
Exchange differences arising on monetary items that form part of a net investment in a foreign operation	(3,400)	(834)	4,049
Tax on items taken directly to or transferred from equity	(26)	–	–

Balance at the end of the period	24,013	20,659	24,672

Retained earnings
Balance at the beginning of the period	50,382	42,318	46,435
IFRSs transition adjustment at 1 January 2005	(1,799)	–	–
Profit for the period attributable to shareholders	7,596	6,940	5,978
Dividends	(4,575)	(4,052)	(2,862)
Amounts arising on shares issued in lieu of dividends	431	1,625	982
Adjustments in respect of own shares purchased
Own shares acquired to meet share awards and share option awards	(288)	(597)	(86)
Own shares released on vesting of share awards and exercise of options	65	196	196
Amortisation of shares in restricted share plan	44	15	21
Net purchases and sales of own shares for market making purposes	27	16	82
Total own shares adjustments	(152)	(370)	213
Actuarial gains/(losses) on defined benefit plans	358	(37)	(541)
Tax on items taken directly to or transferred from equity	(103)	11	177

Balance at the end of the period	52,138	46,435	50,382

Total shareholders’ equity at the beginning of the period	85,522	73,748	77,066
Net change in shareholders’ equity	1,191	3,318	8,456

Total shareholders’ equity at the end of the period	86,713	77,066	85,522

The following table shows an analysis of the changes in equity attributable to minority interests.

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Balance at the beginning of the period	13,675	11,105	12,567
IFRSs transition adjustment as at 1 January 2005	(10,077)	–	–
Foreign currency translation	(82)	(76)	626
Profit attributable to minority interests	386	667	673
Dividends	(353)	(647)	(547)
Increase in stake and other	1,419	1,518	356

Balance at the end of the period	4,968	12,567	13,675

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19 Reconciliation of profit before tax to net cash flow from operating activities

(a)	Non-cash items included in profit and loss
	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Depreciation and amortisation	1,161	1,100	1,125
Loan impairment losses	3,277	2,740	3,451
Loans written off net of recoveries	(3,433)	(3,959)	(3,972)
Provisions for liabilities and charges	185	686	495
Provisions utilised	(195)	(452)	(566)
Impairment of financial investments	14	(112)	7
Accretion of discounts and amortisation of premiums	(139)	99	(274)

	870	102	266

(b)	Change in operating assets

		Half-year to

		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m

	Change in prepayments and accrued income	7,993	(455)	(4,490)
	Change in net trading securities and net derivatives	53,500	12,241	(9,546)
	Change in loans and advances to banks	(15,168)	4,754	6,071
	Change in loans and advances to customers	(82,912)	(61,715)	(68,513)
	Change in financial assets designated at fair value	(14,033)	–	–
	Change in other assets	(4,254)	2,067	(4,337)

		(54,874)	(43,108)	(80,815)

(c)	Change in operating liabilities

		Half-year to

		30 June	30 June	31 December
		2005	2004	2004
		US$m	US$m	US$m

	Change in accruals and deferred income	(6,078)	(1,779)	4,357
	Change in deposits by banks	25,564	25,697	(13,510)
	Change in customer accounts	38,384	49,190	55,687
	Change in debt securities in issue	(23,143)	10,798	41,458
	Change in financial liabilities designated at fair value	32,049	–	–
	Change in other liabilities	7,005	1,332	4,784

		73,781	85,238	92,776

(d)	Cash and cash equivalents comprise

	Half-year to

	30 June	30 June	31 December
	2005	2004	2004
	US$m	US$m	US$m

Cash and balances at central banks	8,905	10,175	9,944
Items in the course of collection from other banks	11,717	8,641	6,338
Loans and advances to banks of one month or less	143,782	108,992	117,658
Treasury bills, other bills and certificates of deposit less than three months	20,976	28,057	32,317
Less: items in the course of transmission to other banks	(9,533)	(6,923)	(5,301)

	175,847	148,942	160,956

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

20	Contingent liabilities and commitments

	At	At	At
	30 June	30 June	31 December
	2005	2004	2004
Contract amounts	US$m	US$m	US$m
Contingent liabilities:
Acceptances and endorsements[1]	–	5,538	7,214
Guarantees and assets pledged as collateral security	64,901	58,965	64,921
Other	82	16	57

	64,983	64,519	72,192

Commitments:
Documentary credits and short-term trade-related transactions	8,301	7,709	7,788
Forward asset purchases and forward deposits placed	2,058	586	2,689
Undrawn note issuing and revolving underwriting facilities	572	699	601
Undrawn formal standby facilities, credit lines and othercommitments to lend
– 1 year and under	471,024	396,239	464,541
– over 1 year	95,427	58,794	92,077

	577,382	464,027	567,696

1	Under IAS 39, acceptances and endorsements are recognised on balance sheet with a corresponding liability. Therefore, there is no off-balance sheet commitment for acceptances in 2005.

The table above gives the nominal principal amounts of third party off-balance sheet transactions.

The contract amounts of contingent liabilities and commitments represent the amounts at risk should contracts be fully drawn upon and the client defaults. The total of the contract amounts is not representative of future liquidity requirements. Where irrevocable offers to extend credit are made in customer mailing programmes commitments are calculated using management’s best estimate of response rates incorporating appropriate historical experience.

When HSBC gives a guarantee on behalf of a customer, it retains the right to recover from that customer any amounts paid under the guarantee. A provision is recognised when HSBC considers it more likely than not that an obligation exists under its guarantees. At 30 June 2005, HSBC had established US$194 million of provisions in respect of its obligations under outstanding guarantees (at 30 June 2004: US$261 million; at 31 December 2004: US$193 million).

21 Derivatives

Derivatives are financial instruments that derive their value from the price of an underlying item such as equities, bonds, interest rates, foreign exchange, credit spreads, commodities and equity or other indices.

Derivatives enable users to increase, reduce or alter exposure to credit or market risks. HSBC makes markets in derivatives for its customers and uses derivatives to manage its exposure to credit and market risks.

Derivatives are carried at fair value and shown in the balance sheet as separate totals of assets and liabilities. Asset values represent the cost to HSBC of replacing all transactions with a fair value in HSBC’s favour assuming that all HSBC’s relevant counterparties default at the same time, and that transactions can be replaced instantaneously. Liability values represent the cost to HSBC’s counterparties of replacing all their transactions with HSBC with a fair value in their favour if HSBC were to default. Derivative assets and liabilities on different transactions are only netted if the transactions are with the same counterparty, a legal right of set-off exists and the cash flows are intended to be settled on a net basis. Changes in the values of derivatives are recognised in ‘Trading income’ or ‘Net income from financial instruments designated at fair value’ unless they qualify as hedges for accounting purposes.

Use of derivatives

HSBC transacts derivatives for three primary purposes: to create risk management solutions for clients, for proprietary trading purposes, and to manage and hedge HSBC’s own risks. For accounting purposes, derivative instruments are classified as held either for trading or hedging. Derivatives that are held as hedging instruments are formally designated as hedges as defined in IAS 39. All other derivative instruments are classified as held-for-trading. The held-for-trading classification includes two types of derivative instruments: those used in sales and

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trading activities, and those instruments that are used for risk management purposes but which for various reasons do not meet the qualifying criteria for hedge accounting. The second type of held-for-trading category includes derivatives managed in conjunction with financial instruments designated at fair value. These activities are described more fully below.

HSBC’s derivative activities give rise to significant open positions in portfolios of derivatives. These positions are managed constantly to ensure that they remain within acceptable risk levels, with offsetting deals being utilised to achieve this where necessary. When entering into derivative transactions, HSBC employs the same credit risk management procedures to assess and approve potential credit exposures as are used for traditional lending.

Trading derivatives

Most of HSBC’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading activities in derivatives are entered into principally for the purpose of generating profits from short-term fluctuations in price or margin. Positions may be traded actively or be held over a period of time to benefit from expected changes in currency rates, interest rates, equity prices or other market parameters. Trading includes market-making, positioning and arbitrage activities. Market-making entails quoting bid and offer prices to other market participants for the purpose of generating revenues based on spread and volume; positioning means managing market risk positions in the expectation of benefiting from favourable movements in prices, rates or indices; arbitrage involves identifying and profiting from price differentials between markets and products.

As mentioned above, other derivatives classified as held-for-trading include non-qualifying hedging derivatives, ineffective hedging derivatives and the components of hedging derivatives that are excluded from assessing hedge effectiveness. Non-qualifying hedging derivatives are entered into for risk management purposes but do not meet the criteria for hedge accounting. These include derivatives managed in conjunction with financial instruments designated at fair value.

Ineffective hedging derivatives were previously designated as hedges, but no longer meet the criteria for hedge accounting.

Gains and losses from changes in the fair value of derivatives that do not qualify for hedge accounting are reported in ‘Trading income’, except for derivatives managed in conjunction with financial instruments designated at fair value, where gains and losses are reported in ‘Net income from financial instruments designated at fair value’.

The following table summarises the contract amounts of derivatives held-for-trading purposes by product type.

At 30 June
2005
US$m

Exchange rate	3,499,114
Interest rate	11,795,456
Equities	149,202
Credit derivatives	520,182
Commodity	73,370

Hedging derivatives

HSBC uses derivatives (principally interest rate swaps) for hedging purposes in the management of its own asset and liability portfolios and structural positions. This enables HSBC to optimise the overall cost to the Group of accessing debt capital markets, and to mitigate the market risk which would otherwise arise from structural imbalances in the maturity and other profiles of its assets and liabilities.

The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and the type of hedge transactions. Derivatives may qualify as hedges for accounting purposes if they are fair value hedges, cash flow hedges, or net investment hedges. These are described under the relevant headings below.

The following table summarises the contract amounts of derivatives held for hedging purposes by product type.

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

At 30 June
2005
US$m

Exchange rate	6,338
Interest rate	196,795

With respect to exchange rate and interest rate contracts, the notional or contractual amounts of these instruments indicate the nominal value of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

Fair value hedges

HSBC’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term financial instruments due to movements in market interest rates.

For qualifying fair value hedges, all changes in the fair value of the derivative and in the fair value of the item in relation to the risk being hedged are recognised in income. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortised to income as a yield adjustment over the remainder of the hedging period.

The fair values of outstanding derivatives designated as fair value hedges at 30 June 2005, were assets of US$145 million and liabilities of US$297 million.

Cash flow hedges

HSBC is exposed to variability in future interest cash flows on non-trading assets and liabilities which bear interest at variable rates or which are expected to be re-funded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. These are initially recognised directly in equity as gains or losses not recognised in the income statement and are transferred to current period earnings when the forecast cash flows affect net profit or loss.

The gains and losses on ineffective portions of such derivatives are recognised immediately in the income statement. At 30 June 2005, a loss of US$68 million was recognised due to hedge ineffectiveness.

At 30 June 2005, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were assets of US$6,443 million and liabilities of US$7,409 million.

The amount of losses on hedging instruments in cash flow hedges recognised directly in equity through the statement of recognised income and expense during 2005 was US$223 million.

Derivatives

The following table summarises the fair values of third party derivatives open positions by product contract type:

	Half-year to

	30 June 2005		30 June 2004		31 December 2004
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	US$m	US$m	US$m	US$m	US$m	US$m

Exchange rate	23,495	(23,024)	17,034	(17,140)	32,555	(34,375)
Interest rate	52,800	(51,583)	26,553	(27,053)	36,041	(36,874)
Equities	4,727	(5,112)	4,009	(2,215)	2,784	(2,874)
Credit derivatives	2,658	(2,467)	721	(725)	1,341	(1,394)
Commodity	1,883	(1,884)	420	(403)	1,038	(1,040)

Total	85,563	(84,070)	48,737	(47,536)	73,759	(76,557)

Netting	21,969		26,013		41,569

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Derivatives valued using models with unobservable inputs

The amount that has yet to be recognised in the income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

US$m

Unamortised balance at 1 January 2005	73
Deferral on new transactions	141
Recognised in the income statement during the period:
– amortisation	(18)
– subsequent to observability	(33)
– maturity or termination	(20)
– FX movements and other	(3)

Unamortised balance at 30 June 2005	140

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

Segment analysis

The allocation of earnings reflects the benefit of shareholders’ funds to the extent that these are actually allocated to businesses in the segment by way of intra-HSBC capital and funding structures.

(a) By geographical region

Geographical information is classified by the location of the principal operations of the subsidiary undertaking, or in the case of The Hongkong and Shanghai Banking Corporation, HSBC Bank, HSBC Bank Middle East, HSBC Finance and HSBC Bank USA operations, by the location of the branch responsible for reporting the results or for advancing the funds. Due to the nature of HSBC’s structure, the analysis of profits shown below includes intra-HSBC items between geographical regions. The Rest of Asia-Pacific geographical segment includes the Middle East, India and Australasia. Common costs are included in segments on the basis of the actual recharges made.

Profit before tax:
			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2005

Interest income	10,792	3,168	2,669	11,893	2,469	(999)	29,992
Interest expense	(6,059)	(1,149)	(1,512)	(3,917)	(1,664)	999	(13,302)
Net interest income	4,733	2,019	1,157	7,976	805	–	16,690
Fee income	4,087	976	763	2,411	346	(155)	8,428
Fee expense	(844)	(134)	(131)	(341)	(81)	155	(1,376)
Net fee income	3,243	842	632	2,070	265	–	7,052
Trading income	1,068	380	387	275	218	–	2,328
Net income/(expense) from financial instruments designated at fair value	(136)	(21)	14	(257)	46	–	(354)
Gains less losses from financial investments	209	65	2	40	38	–	354
Dividend income	42	29	4	18	2	–	95
Net earned insurance premiums	786	866	29	290	341	–	2,312
Other operating income	731	423	131	476	38	(417)	1,382

Total operating income	10,676	4,603	2,356	10,888	1,753	(417)	29,859
Net insurance claims incurred and movement in policyholder liabilities	(502)	(751)	(37)	(173)	(297)	–	(1,760)

Net operating income before loan impairment charges and other credit risk provisions	10,174	3,852	2,319	10,715	1,456	(417)	28,099
Loan impairment charges and other credit risk provisions	(933)	(56)	(23)	(2,023)	(242)	–	(3,277)

Net operating income	9,241	3,796	2,296	8,692	1,214	(417)	24,822
Total operating expenses	(6,364)	(1,381)	(1,264)	(5,026)	(872)	417	(14,490)

Operating profit	2,877	2,415	1,032	3,666	342	–	10,332
Share of profit in associates and joint ventures	9	4	248	47	–	–	308

Profit before tax	2,886	2,419	1,280	3,713	342	–	10,640

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			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2004
Interest income	8,451	2,424	1,922	10,084	1,069	(334)	23,616
Interest expense	(4,144)	(643)	(938)	(2,632)	(463)	334	(8,486)
Net interest income	4,307	1,781	984	7,452	606	–	15,130
Fee income	3,711	1,006	615	2,320	291	(97)	7,846
Fee expense	(809)	(118)	(116)	(414)	(62)	97	(1,422)
Net fee income	2,902	888	499	1,906	229	–	6,424
Trading income	508	380	265	221	26	–	1,400
Net investment income on assets backing policyholder liabilities	130	24	6	–	34	–	194
Gains less losses from financial investments	153	110	4	63	–	–	330
Dividend income	304	17	1	16	1	–	339
Net earned insurance premiums	931	1,063	57	267	266	–	2,584
Other operating income	541	259	63	299	4	(278)	888

Total operating income	9,776	4,522	1,879	10,224	1,166	(278)	27,289
Net insurance claims incurred and movement in policyholder liabilities	(642)	(897)	(46)	(157)	(203)	–	(1,945)

Net operating income before loan impairment charges and other credit risk provisions	9,134	3,625	1,833	10,067	963	(278)	25,344
Loan impairment charges and other credit risk provisions	(454)	222	9	(2,377)	(140)	–	(2,740)

Net operating income	8,680	3,847	1,842	7,690	823	(278)	22,604
Total operating expenses	(5,728)	(1,241)	(967)	(4,277)	(667)	278	(12,602)

Operating profit	2,952	2,606	875	3,413	156	–	10,002
Share of profit in associates and joint ventures	17	3	94	4	–	–	118

Profit before tax	2,969	2,609	969	3,417	156	–	10,120

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

			Rest of			Intra-
		Hong	Asia-	North	South	HSBC
	Europe	Kong	Pacific	America	America	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 31 December 2004
Interest income	9,909	2,709	2,227	11,197	1,307	(494)	26,855
Interest expense	(5,118)	(852)	(1,151)	(3,656)	(603)	494	(10,886)
Net interest income	4,791	1,857	1,076	7,541	704	–	15,969
Fee income	3,835	958	672	2,201	299	(139)	7,826
Fee expense	(757)	(143)	(130)	(572)	(69)	139	(1,532)
Net fee income	3,078	815	542	1,629	230	–	6,294
Trading income	489	279	229	194	28	–	1,219
Net investment income on assets backing policyholder liabilities	441	290	26	–	61	–	818
Gains less losses from financial investments	114	109	13	173	34	–	443
Dividend income	254	10	2	16	1	–	283
Net earned insurance premiums	944	1,184	40	286	330	–	2,784
Other operating income	521	233	83	419	24	(353)	927

Total operating income	10,632	4,777	2,011	10,258	1,412	(353)	28,737
Net insurance claims incurred and movement in policyholder liabilities	(986)	(1,257)	(36)	(155)	(256)	–	(2,690)

Net operating income before loan impairment charges and other credit risk provisions	9,646	3,520	1,975	10,103	1,156	(353)	26,047
Loan impairment charges and other credit risk provisions	(579)	(2)	(98)	(2,645)	(127)	–	(3,451)

Net operating income	9,067	3,518	1,877	7,458	1,029	(353)	22,596
Total operating expenses	(6,300)	(1,317)	(1,120)	(4,793)	(746)	353	(13,923)

Operating profit	2,767	2,201	757	2,665	283	–	8,673
Share of profit in associates and joint ventures	20	20	121	(12)	1	–	150

Profit before tax	2,787	2,221	878	2,653	284	–	8,823

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(b)	By customer group

HSBC’s operations include a number of support services and head office functions. The costs of these functions are allocated to business lines, where it is appropriate, on a systematic and consistent basis. In addition, there are a number of income and expense items between customer groups and the following analysis includes inter-segment amounts within each customer group with the elimination shown in a separate column.

			Corporate,
			Investment
	Personal		Banking			Intra-
	Financial	Commercial	and	Private		HSBC
	Services	Banking	Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2005
Net interest income	12,049	3,003	1,170	414	54	–	16,690
Net fee income	3,572	1,420	1,384	531	145	–	7,052
Trading income/(expense)	171	75	1,998	126	(42)	–	2,328
Net expense from financial instruments designated at fair value	(144)	(41)	(56)	–	(113)	–	(354)
Gains less losses from financial investments	(2)	(2)	220	53	85	–	354
Dividend income	2	1	51	–	41	–	95
Net earned insurance premiums	1,811	118	42	–	341	–	2,312
Other operating income	555	178	638	39	1,227	(1,255)	1,382

Total operating income	18,014	4,752	5,447	1,163	1,738	(1,255)	29,859

Net insurance claims incurredand movement in policy holder liabilities	(1,403)	(78)	(31)	–	(248)	–	(1,760)

Net operating income before loan impairment charges and other credit risk provisions	16,611	4,674	5,416	1,163	1,490	(1,255)	28,099

Loan impairment charges and other credit risk provisions	(3,163)	(204)	77	12	1	–	(3,277)

Net operating income	13,448	4,470	5,493	1,175	1,491	(1,255)	24,822
Operating expenses	(8,064)	(2,186)	(3,315)	(724)	(1,456)	1,255	(14,490)

Operating profit	5,384	2,284	2,178	451	35	–	10,332
Share of profit in associates and joint ventures	86	89	120	–	13	–	308

Profit before tax	5,470	2,373	2,298	451	48	–	10,640

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

			Corporate,
	Personal		Investment			Intra-
	Financial	Commercial	Banking	Private		HSBC
	Services	Banking	and Markets	Banking	Other	items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Half-year to 30 June 2004
Net interest income	10,383	2,301	2,085	332	29	–	15,130
Net fee income	3,195	1,297	1,260	500	172	–	6,424
Trading income	69	70	1,027	138	96	–	1,400
Net investment income on assets backing policyholder liabilities	136	39	5	–	14	–	194
Gains less losses from financial investments	20	5	123	29	153	–	330
Dividend income	9	24	288	2	16	–	339
Net earned insurance premiums	1,732	519	37	–	296	–	2,584
Other operating income	309	290	434	20	949	(1,114)	888

Total operating income	15,853	4,545	5,259	1,021	1,725	(1,114)	27,289
Net insurance claims incurred and movement in policyholder liabilities	(1,224)	(452)	(33)	–	(236)	–	(1,945)

Net operating income before loan impairment charges and other credit risk provisions	14,629	4,093	5,226	1,021	1,489	(1,114)	25,344
Loan impairment charges and other credit risk provisions	(3,003)	94	187	(9)	(9)	–	(2,740)

Net operating income	11,626	4,187	5,413	1,012	1,480	(1,114)	22,604
Operating expenses	(7,119)	(2,021)	(2,674)	(650)	(1,252)	1,114	(12,602)

Operating profit	4,507	2,166	2,739	362	228	–	10,002
Share of profit in associates and joint ventures	29	9	52	–	28	–	118

Profit before tax	4,536	2,175	2,791	362	256	–	10,120

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	Personal	Commercial	Corporate	Private	Other	Intra-	Total
			Investment
	Financial		Banking			HSBC
	Services	Banking	and Markets	Banking		items
	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Half-year to 31 December 2004
Net interest income	11,039	2,574	1,909	386	61	–	15,969
Net fee income/(expense)	2,981	1,348	1,504	462	(1)	–	6,294
Trading income/(expense)	84	164	908	119	(56)	–	1,219
Net investment income on assets backing policyholder liabilities	499	285	4	–	30	–	818
Gains less losses from financial investments	97	3	191	9	143	–	443
Dividend income	7	13	260	3	–	–	283
Net earned insurance premiums	1,920	553	49	–	262	–	2,784
Other operating income	448	221	478	5	1,024	(1,249)	927

Total operating income	17,075	5,161	5,303	984	1,463	(1,249)	28,737
Net insurance claims incurred and movement in policyholder liabilities	(1,729)	(812)	(26)	–	(123)	–	(2,690)

Net operating income before loan impairment charges and other credit risk provisions	15,346	4,349	5,277	984	1,340	(1,249)	26,047
Loan impairment charges and other credit risk provisions	(3,497)	(294)	312	20	8	–	(3,451)

Net operating income	11,849	4,055	5,589	1,004	1,348	(1,249)	22,596
Operating expenses	(7,928)	(2,199)	(3,135)	(669)	(1,241)	1,249	(13,923)

Operating profit	3,921	1,856	2,454	335	107	–	8,673
Share of profit in associates and joint ventures	40	26	43	–	41	–	150

Profit before tax	3,961	1,882	2,497	335	148	–	8,823

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H S B C  H O L D I N G S  P L C

Notes on the Financial Statements (unaudited) (continued)

23 Transition to IFRSs

(a)	Basis of transition to IFRSs

On 5 July 2005, HSBC published its 2004 IFRS Comparative Financial Information, which summarised the principal effects of IFRSs on the comparative financial information for 2004. This document included:

• HSBC’s reconciliation of profit attributable to shareholders reported under UK GAAP to profit attributable to shareholders reported under IFRSs for the year ended 31 December 2004, the first half of 2004 and the second half of 2004;

• HSBC’s reconciliation of shareholders’ funds reported under UK GAAP to shareholders’ equity reported under IFRSs at 1 January 2004 (the ‘date of transition’), 30 June 2004 and 31 December 2004; and

• HSBC’s consolidated statements of recognised income and expense under IFRSs for the year ended 31 December 2004, the first half of 2004 and the second half of 2004.

To understand fully the impact of IFRSs on the comparative financial information for 2004, the information below should be read in conjunction with the document 2004 IFRS Comparative Financial Information.

(b)	Key impact analysis on the opening balance sheet as at 1 January 2005

The key impact analysis on the opening balance sheet as at 1 January 2005 is set out on pages 161 to 167.

(c)	Reconciliations of profit attributable to shareholders for the half-year to 30 June 2004 and shareholders’ equity at 30 June 2004.

Reconciliation of previously reported profit attributable to shareholders under UK GAAP to profit attributable to shareholders under IFRSs for the half-year to 30 June 2004

Half-year to
30 June
2004
US$m
PROFIT ATTRIBUTABLE TO SHAREHOLDERS
Profit before tax under UK GAAP	9,368
Goodwill amortisation	883

10,251
Other goodwill adjustments	(42)
Retirement benefits	45
Leases	(35)
Share-based payments	(55)
Software capitalisation	(42)
Property	65
Tax on associates	(11)
Other	(56)

Profit before tax under IFRSs	10,120
Tax – UK GAAP	(2,368)
Tax – IFRSs adjustments	(145)
Minority interests – UK GAAP	(654)
Minority interests – IFRSs adjustments	(13)

Profit attributable to shareholders under IFRSs	6,940

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Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 30 June 2004

At
30 June
2004
US$m
SHAREHOLDERS’ EQUITY
Shareholders’ funds as previously reported under UK GAAP	79,259
Goodwill	961

80,220
Retirement benefits	(3,551)
Dividends	1,436
Leases	(430)
Share-based payments	125
Software capitalisation	501
Property	(1,194)
Long leasehold land	(489)
Other	50
Tax	398

Total shareholders’ equity under IFRSs	77,066

(d) Explanation of material adjustments to the cash flow statement for 2004

HSBC previously prepared its cash flow statement in accordance with the UK Financial Reporting Standard 1 (Revised 1996) ‘Cash flow statements’ (‘FRS 1 (Revised)’). Its objectives and principles are similar to those set out in IAS 7 ‘Cash Flow Statements’.

FRS 1 (Revised) defines cash as cash and balances at central banks and advances to banks payable on demand. IAS 7 in addition includes ‘Cash equivalents’, which are defined as short-term highly liquid investments, held for the purpose of meeting short-term cash commitments rather than investment, that are both convertible to known amounts of cash, and so near their maturity that they present an insignificant risk of changes in value. The inclusion of cash equivalents in the definition of reported cash flows had no significant effect on the reported net cash flows for the period to 30 June 2004.

The other principal differences between IFRSs and UK GAAP are in respect of classification. Under UK GAAP, HSBC presented its cash flows by: (a) operating activities; (b) dividends received from associates; (c) returns on investments and servicing of finance; (d) taxation; (e) capital expenditure and financial investments; (f) acquisitions and disposals; (g) equity dividends paid; and (h) financing. Under IFRSs, only three categories are required. These are: (a) operating; (b) investing; and (c) financing.

24 Litigation

HSBC, through a number of its subsidiaries, is named in and is defending legal actions in various jurisdictions arising from its normal business. None of these proceedings is regarded as material litigation.

25 Interim Report and statutory accounts

The information in this Interim Report is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (the Act). The Interim Report 2005 was approved by the Board of Directors on 1 August 2005. The comparative figures for the year ended 31 December 2004 are not the Group’s statutory accounts for that year. These accounts, which were prepared under UK GAAP, have been delivered to the Registrar of Companies in England and Wales in accordance with section 242 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

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H S B C  H O L D I N G S  P L C

Key Impact Analysis on the Opening Balance Sheet as at 1 January 2005

The opening balance sheet has been prepared in accordance with the parts of the basis of preparation and accounting polices notes set out in pages 119 to 136 which are applicable as at 1 January 2005.

Reconciliation of previously reported shareholders’ funds under UK GAAP to total shareholders’ equity under IFRSs at 1 January 2005

At
1 January
2005
US$m
SHAREHOLDERS’ EQUITY
Shareholders’ funds as previously reported under UK GAAP	86,623
Non IAS 32, IAS 39 and IFRS 4 adjustments	(1,101)

Total shareholders’ equity under IFRSs excluding IAS 32, IAS 39 and IFRS 4	85,522
IAS 32, IAS 39 and IFRS 4 adjustments
Derivatives and hedge accounting	(59)
Investment securities	2,026
Fair value option	(812)
Fee and commission income	(151)
Loan impairment	138
Insurance	(192)
Other	303

Total shareholders’ equity under IFRSs	86,775

Explanation of differences

Derivatives and hedge accounting

Under UK GAAP derivatives were classified as trading or non-trading. Trading derivatives were reported at market value in the balance sheet, with movements in market value recognised immediately in the income statement. Non-trading derivatives, which were transacted for hedging and risk management purposes, were accounted for on an accruals basis, equivalent to the assets, liabilities or net positions being hedged.

IAS 39 requires that all derivatives be recognised at fair value in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and its resulting designation, as described in Note 2(l).

The application of IAS 39 as at 1 January 2005 resulted in the recognition of additional assets of US$346 million and additional liabilities of US$49 million relating to the fair values of derivatives at that date which were previously accounted for on an accruals basis. In addition, the carrying values of non-derivative financial instruments subject to fair value hedges were adjusted by US$743 million at 1 January 2005 in relation to the fair value attributable to the hedged risks of those financial instruments. The combined impact on shareholders’ equity at 1 January 2005 was US$59 million, of which US$395 million was taken to the cash flow hedging reserve.

Investment securities

Debt securities and equity shares intended to be held on a continuing basis under UK GAAP were disclosed as investment securities and included in the balance sheet at cost less provision for any permanent diminution in value. Other debt securities and equity shares held for trading purposes were included in the balance sheet at market value.

Under IAS 39, all investment securities (debt securities and equity shares) are classified and disclosed within one of the following three categories: ‘held-to-maturity’; ‘available-for-sale’; or ‘at fair value through profit or loss’. Securities previously classified as held-for-trading purposes remain so classified. The accounting treatment for each of the categories above under IFRSs is described in Note 2, Principal accounting policies.

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H S B C  H O L D I N G S  P L C

Key Impact Analysis on the Opening Balance Sheet as at 1 January 2005 (continued)

On transition to IFRSs, under IAS 39 HSBC classified most of its investment securities as available-for-sale. This resulted in an available-for-sale reserve of US$1,917 million, representing the cumulative unrealised gain on these securities being recorded within shareholders’ equity.

Fair value option

Under IAS 39, financial assets and financial liabilities may be designated at fair value through profit or loss if they meet the criteria set out in the ‘Amendment to IAS 39 Financial Instruments: Recognition and Measurement: The Fair Value Option’. HSBC has designated at fair value at 1 January 2005 certain loans and advances to customers, financial investments, and some own debt issued which satisfied the criteria in the Amendment. This had the impact of reducing shareholders’ equity by US$812 million on 1 January 2005.

Fee and commission income

Fee and commission income was previously accounted for in the period when receivable, except when charged to cover the costs of a continuing service to, or risk borne for, the customer, or was interest in nature. In these cases, income was recognised on an appropriate basis over the relevant period. Under IFRSs, the main change in accounting relates to loan fee income and incremental directly attributable loan origination costs, which are amortised to the income statement over the expected life of the loan as part of the effective interest calculation. This resulted in a reduction in shareholders’ equity of US$151 million, as previously recognised fees after deduction of directly attributable costs were reversed and spread forward over the residual term of the financial instrument.

Non-equity minority interest reclassification

Preference shares issued by subsidiaries were previously classified in the balance sheet as non-equity minority interests with preference share dividends recorded as non-equity minority interests in the income statement. Under IAS 32, preference shares are generally classified in the balance sheet as liabilities. This had the impact of increasing liabilities by US$10,218 million at 1 January 2005.

Loan impairment

Under HSBC’s UK GAAP accounting policies, loans in the consumer finance business were charged off to profit or loss in accordance with a predetermined overdue status.

Under IAS 39, impairment losses are recognised when an entity has objective evidence that an advance is impaired. Impairment under IAS 39 is calculated on a discounted future cash flow basis and does not result in an impaired loan being fully written off until it is considered that cash flows will no longer be received.

This change in the recognition basis of cash recoveries has resulted in an asset of US$364 million at 1 January 2005 being the reinstatement of that portion of the previously charged off loans that, based on historical evidence, is recoverable.

Insurance

Under UK GAAP, a value was placed on HSBC’s interest in long-term assurance business, including a valuation of the discounted future earnings expected to emerge from business currently in force. From 1 January 2005, only long-term contracts meeting the definition of an insurance contract under IFRS 4 continue to be accounted for in this way. Long-term contracts not transferring significant insurance risk, referred to as investment contracts, are accounted for as financial instruments. Accordingly, it is no longer possible to include for such contracts an asset representing the value of the discounted future earnings expected to emerge from business currently in force, leading to a reduction in equity of US$192 million. Income on such contracts will be recognised in later periods, as investment management fees and incremental directly attributable costs are spread over the period in which the services are provided.

Offsetting of financial assets and financial liabilities

Under UK GAAP the netting of asset and liability balances in the balance sheet is only allowed when there is the ability to insist on net settlement. Under IAS 32 the offsetting of financial assets and financial liabilities is only

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allowed when there is a legally enforceable right to offset and the intention to settle net. The move from an ability to insist on net settlement to an intention to settle on a net basis is not in line with market practice in a number of areas and, in consequence, certain financial instruments have been presented gross on the balance sheet. This has increased total assets by US$87,772 million.

Acceptances were accounted for on a net basis under UK GAAP. There was no grossing up of the amount to be paid and the amount receivable from the originator, and thus no balance appeared on the balance sheet for these products. Under IAS 39 it is necessary to recognise a liability for acceptances from the date of acceptance. A corresponding asset due from the originator is also recognised. This resulted in a gross up of the balance sheet of US$7,214 million, with no impact on shareholders’ equity.

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H S B C  H O L D I N G S  P L C

Key Impact Analysis on the Opening Balance Sheet as at 1 January 2005 (continued)

Reconciliation of consolidated balance sheet at 1 January 2005

		Effect of
		adoption of
	IFRSs	IAS 32, IAS 39	IFRSs
	31 Dec 2004	and IFRS 4	1 January 2005
	US$m	US$m	US$m
ASSETS

Cash and balances at central banks	9,944	8	9,952
Items in the course of collection from other banks	6,338	14	6,352
Hong Kong Government certificates of indebtedness	11,878	–	11,878
Trading assets	122,160	(6,165)	115,995
Financial assets designated at fair value	–	14,729	14,729
Derivatives	32,190	23,017	55,207
Loans and advances to banks	143,449	(328)	143,121
Loans and advances to customers	672,891	65,584	738,475
Financial investments	185,332	(3,363)	181,969
Interests in associates and joint ventures	3,441	23	3,464
Goodwill and intangible assets	34,495	(381)	34,114
Property, plant and equipment	16,004	–	16,004
Other assets	23,085	4,253	27,338
Prepayments and accrued income	18,771	(7,598)	11,173

Total assets	1,279,978	89,793	1,369,771

LIABILITIES AND EQUITY

Liabilities
Hong Kong currency notes in circulation	11,878	–	11,878
Deposits by banks	84,055	(6,473)	77,582
Customer accounts	693,072	38,556	731,628
Items in the course of transmission to other banks	5,301	–	5,301
Trading liabilities	46,460	46,429	92,889
Financial liabilities designated at fair value	–	49,228	49,228
Derivatives	34,988	18,281	53,269
Debt securities in issue	211,721	(39,929)	171,792
Retirement benefit liabilities	6,475	7	6,482
Other liabilities	20,581	4,906	25,487
Liabilities to customers under investment contracts	–	8,251	8,251
Liabilities under insurance contracts issued	–	11,917	11,917
Liabilities to policyholders under long-term assurance business	19,190	(19,190)	–
Accruals and deferred income	16,499	(3,065)	13,434
Provisions for liabilities and charges
– deferred tax	1,439	(141)	1,298
– other provisions	2,636	(7)	2,629
Subordinated liabilities	26,486	(10,153)	16,333

Total liabilities	1,180,781	98,617	1,279,398

Equity
Called up share capital	5,587	–	5,587
Share premium account	4,881	–	4,881
Other reserves	24,672	3,052	27,724
Retained earnings	50,382	(1,799)	48,583

Total shareholders’ equity	85,522	1,253	86,775
Minority interests	13,675	(10,077)	3,598

Total equity	99,197	(8,824)	90,373

Total equity and liabilities	1,279,978	89,793	1,369,771

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Reconciliation of consolidated balance sheet at 1 January 2005 (continued)

Adjustments to HSBC’s IFRSs balance sheet at 31 December 2004 to incorporate its accounting policies under IFRSs at 1 January 2005 (see Note 2) are set out below:

	IFRSs (except IAS 32/39 & IFRS 4)	Derivatives and hedge accounting	Investment securities	Fair value option	Fee and commission income	Non-equity reclass- ification	Loan impairment	Insurance	Offsetting	Reclass- ifications	Other	IFRSs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
ASSETS
Cash and balances at central banks	9,944	–	–	–	–	–	–	–	–	–	8	9,952
Items in the course of collection from other banks	6,338	–	–	–	–	–	–	–	–	–	14	6,352
Hong Kong Government certificates of indebtedness	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Trading assets	122,160	112	–	(3,762)	(40)	–	–	17	–	(2,547)	55	115,995
Financial assets designated at fair value	–	7	–	14,722	–	–	–	–	–	–	–	14,729
Derivatives	32,190	6,338	–	2,285	–	–	–	–	4,596	9,800	(2)	55,207
Loans and advances to banks	143,449	551	–	(656)	–	–	–	–	–	(1)	(222)	143,121
Loans and advances to customers	672,891	1	–	(1,978)	(223)	–	364	–	66,442	2,800	(1,822)	738,475
Financial investments	185,332	55	2,546	(8,325)	(12)	–	–	637	1,072	491	173	181,969
Interests in associates and joint ventures	3,441	17	(3)	–	–	–	–	9	–	–	–	3,464
Goodwill and intangible assets	34,495	–	–	–	–	–	–	(384)	–	–	3	34,114
Property, plant and equipment	16,004	–	–	–	–	–	–	–	–	–	–	16,004
Other assets	23,085	(104)	(51)	313	(13)	–	(87)	(639)	15,570	(10,543)	(193)	27,338
Prepayments and accrued income	18,771	(5,992)	(43)	(1,643)	189	–	(144)	–	92	–	(57)	11,173

Total assets	1,279,978	985	2,449	956	(99)	–	133	(360)	87,772	–	(2,043)	1,369,771

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H S B C  H O L D I N G S  P L C

Key Impact Analysis on the Opening Balance Sheet as at 1 January 2005 (continued)

Reconciliation of consolidated balance sheet at 1 January 2005 (continued)

	IFRSs (except IAS 32/39 & IFRS 4)	Derivatives and hedge accounting	Investment securities	Fair value option	Fee and commission income	Non-equity reclass- ification	Loan impairment	Insurance	Offsetting	Reclass- ifications	Other	IFRSs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

LIABILITIES AND EQUITY
Hong Kong currency notes in circulation	11,878	–	–	–	–	–	–	–	–	–	–	11,878
Deposits by banks	84,055	246	–	(101)	–	–	–	–	–	(6,609)	(9)	77,582
Customer accounts	693,072	22	–	(5,203)	16	–	–	6,322	65,010	(25,992)	(1,619)	731,628
Items in the course of transmission to other banks	5,301	–	–	–	–	–	–	–	–	–	–	5,301
Trading liabilities	46,460	–	–	101	–	–	–	–	1,070	45,375	(117)	92,889
Financial liabilities designated at fair value	–	2	–	53,815	–	–	–	(4,589)	–	–	–	49,228
Derivatives	34,988	3,151	–	90	–	–	–	23	5,916	9,197	(96)	53,269
Debt securities in issue	211,721	(141)	(62)	(26,503)	(1)	–	–	–	(339)	(12,925)	42	171,792
Retirement benefit liabilities	6,475	–	–	–	–		–	–	–	–	7	6,482
Other liabilities	20,581	693	39	–	88	–	4	(2,813)	16,010	(9,046)	(69)	25,487
Liabilities to customers under investment contracts	–	–	–	–	–	–	–	8,251	–	–	–	8,251
Liabilities under insurance contracts issued	–	–	–	–	–	–	–	11,917	–	–	–	11,917
Liabilities to policyholders under long-term assurance business	19,190	–	–	–	–	–	–	(19,190)	–	–	–	–
Accruals and deferred income	16,499	(3,102)	1	(20)	(11)	–	–	–	105	–	(38)	13,434
Provision for liabilities and charges
– deferred taxation	1,439	69	364	(111)	(40)	–	(9)	(89)	–	–	(325)	1,298
– other provisions	2,636	–	–	–	–	–	–	–	–	–	(7)	2,629
Subordinated liabilities	26,486	104	–	(20,300)	–	10,218	–	–	–	–	(175)	16,333

Total liabilities	1,180,781	1,044	342	1,768	52	10,218	(5)	(168)	87,772	–	(2,406)	1,279,398

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	IFRSs (except IAS 32/39 & IFRS 4)	Derivatives and hedge accounting	Investment securities	Fair value option	Fee and commission income	Non-equity reclass- ification	Loan impairment	Insurance	Offsetting	Reclass- ifications	Other	IFRSs
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Total liabilities	1,180,781	1,044	342	1,768	52	10,218	(5)	(168)	87,772	–	(2,406)	1,279,398

Equity
Called up share capital	5,587	–	–	–	–	–	–	–	–	–	–	5,587
Share premium account	4,881	–	–	–	–	–	–	–	–	–	–	4,881
Other reserves	24,672	433	1,917	52	–	–	–	–	–	–	650	27,724
Retained earnings	50,382	(492)	109	(864)	(151)	–	138	(192)	–	–	(347)	48,583

Total shareholders’ equity	85,522	(59)	2,026	(812)	(151)	–	138	(192)	–	–	303	86,775
Minority interests	13,675	–	81	–	–	(10,218)	–	–	–	–	60	3,598

Total equity	99,197	(59)	2,107	(812)	(151)	(10,218)	138	(192)	–	–	363	90,373

Total equity and liabilities	1,279,978	985	2,449	956	(99)	–	133	(360)	87,772	–	(2,043)	1,369,771

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H S B C  H O L D I N G S  P L C

Additional Information

1 Directors’ interests

According to the registers of Directors’ interests maintained by HSBC Holdings pursuant to section 325 of the Companies Act 1985 and section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors of HSBC Holdings at 30 June 2005 had the following interests, all beneficial unless otherwise stated, in the shares and loan capital of HSBC and its associated corporations:

HSBC Holdings ordinary shares of US$0.50

	At 30 June 2005

							Jointly					Percentage
	At			Child			with					of ordinary
	1 January		Beneficial	under 18			another			Total		shares
	2005		owner	or spouse	Trustee		person	Other		interests	[l]	in issue

Sir John Bond	451,531		387,875	3,686	–		118,362	–		509,923		0.00
R K F Ch’ien	47,796		48,978	–	–		–	–		48,978		0.00
J D Coombe	40,659	[2]	–	–	43,207	[3]	–	–		43,207		0.00
Baroness Dunn	164,411		139,123	–	–		–	28,650	[3]	167,773		0.00
D J Flint	81,271		53,708	–	27,000		–	–		80,708		0.00
W K L Fung	328,000		328,000	–	–		–	–		328,000		0.00
M F Geoghegan	37,795		73,536	–	–		–	–		73,536		0.00
S K Green	243,659		229,332	16,077	–		45,355	–		290,764		0.00
S Hintze	2,037		2,037	–	–		–	–		2,037		0.00
J W J Hughes-Hallett	31,616	[2]	–	–	24,616	[3]	–	–		24,616		0.00
A W Jebson	83,628		106,235	–	–		–	–		106,235		0.00
Sir John Kemp-Welch	96,800		100,000	7,000	33,300	[3]	–	–		140,300		0.00
Sir Brian Moffat	11,157		–	–	–		11,432	–		11,432		0.00
Sir Mark Moody-Stuart	10,840		5,000	840	5,000	[3]	–	–		10,840		0.00
S W Newton	5,170		5,297	–	–		–	–		5,297		0.00
H Sohmen	3,270,147		–	1,280,839	–		–	2,089,308	[4]	3,370,147		0.03
Sir Brian Williamson	15,865		16,257	–	–		–	–		16,257		0.00

1	Details of executive Directors’ other interests in ordinary shares of US$0.50 arising from the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan are set out on the following pages.
2	Interests at 1 March 2005 – date of appointment.
3	Non-beneficial.
4	Interests held by private investment companies.

Sir John Bond has an interest as beneficial owner in £290,000 of HSBC Capital Funding (Sterling 1) L.P. 8.208 per cent Non-cumulative Step-up Perpetual Preferred Securities, which he held throughout the period.

S K Green has an interest as beneficial owner in €75,000 of HSBC Holdings plc 5½ per cent Subordinated Notes 2009 and in £100,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

H Sohmen has a corporate interest in £1,200,000 of HSBC Bank plc 9 per cent Subordinated Notes 2005, which he held throughout the period.

As Directors of CCF S.A., S K Green and M F Geoghegan each have an interest as beneficial owner in one share of €5 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of CCF.

As Directors of HSBC Private Banking Holdings (Suisse) S.A., S K Green and M F Geoghegan each have an interest as beneficial owner in one share of CHF1,000 each in that company, which they held throughout the period. The Directors have waived their rights to receive dividends on these shares and have undertaken to transfer these shares to HSBC on ceasing to be Directors of HSBC Private Banking Holdings (Suisse).

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

	Options	Options
	held at	held at
	1 January	30 June	Exercise	Date of	Exercisable		Exercisable
	2005	2005	price (£)	award	from	[1]	until

Sir John Bond	2,798	2,798	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
D J Flint	2,617	2,617	6.3224	2 May 2002	1 Aug 2007		31 Jan 2008
M F Geoghegan	559	559	6.0299	10 Apr 2000	1 Aug 2005		31 Jan 2006
S K Green	3,070	3,070	5.3496	23 Apr 2003	1 Aug 2008		31 Jan 2009

The options were awarded for nil consideration. No options were awarded, exercised or lapsed during the period. The options awarded before 2001 are exercisable at a 15 per cent discount to the market value at the invitation date and those awarded since 2001 at a 20 per cent discount. The market value of the ordinary shares at 30 June 2005 was £8.90. The highest and lowest market values during the period were £9.065 and £8.25. Market value is the mid-market price derived from the London Stock Exchange Daily Official List on the relevant date. Under the Securities and Futures Ordinance of Hong Kong, the options are categorised as unlisted physically settled equity derivatives.

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Holdings Restricted Share Plan 2000
HSBC Holdings ordinary shares of US$0.50

	Awards	Awards		Monetary		Awards			Year in
	held at	vested		value of		held at			which
	1 January	during		awards vested		30 June		Date of	awards
	2005	period	[1]	during period		2005	[1]	award	may vest
				£000

Sir John Bond	93,405	94,120		798	[2]	–		10 Mar 2000	2005
	87,535	–		–		89,703		12 Mar 2001	2006
	131,077	–		–		134,324		8 Mar 2002	2007
	174,929	–		–		179,262		5 Mar 2003	2008
	252,771	–		–		259,031		4 Mar 2004	2009

D J Flint	38,211	38,503		327	[2]	–		10 Mar 2000	2005
	62,525	–		–		64,074		12 Mar 2001	2006
	82,786	–		–		84,836		8 Mar 2002	2007
	119,270	–		–		122,224		5 Mar 2003	2008
	125,182	–		–		128,282		4 Mar 2004	2009

M F Geoghegan	33,965	34,225		290	[2]	–		10 Mar 2000	2005
	37,515	–		–		38,445		12 Mar 2001	2006
	41,393	–		–		42,419		8 Mar 2002	2007
	55,661	–		–		57,039		5 Mar 2003	2008
	93,887	–		–		96,212		4 Mar 2004	2009

S K Green	42,458	42,782		363	[2]	–		10 Mar 2000	2005
	87,535	–		–		89,703		12 Mar 2001	2006
	103,482	–		–		106,045		8 Mar 2002	2007
	119,270	–		–		122,224		5 Mar 2003	2008
	172,125	–		–		176,388		4 Mar 2004	2009

A W Jebson	33,965	34,225		290	[2]	–		10 Mar 2000	2005
	75,030	–		–		76,888		12 Mar 2001	2006
	96,584	–		–		98,976		8 Mar 2002	2007
	119,270	–		–		122,224		5 Mar 2003	2008
	125,182	–		–		128,282		4 Mar 2004	2009

Unless otherwise indicated, vesting of these shares is subject to the performance conditions described in the ‘Report of the Directors’ in the Annual Report and Accounts 2000, 2001 and 2002 and in the ‘Directors’ Remuneration Report’ in the Annual Report and Accounts 2003 being satisfied. Under the Securities and Futures Ordinance of Hong Kong, interests held through the HSBC Holdings Restricted Share Plan 2000 are categorised as the interests of a beneficiary of a trust.

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1	Includes additional shares arising from scrip dividends.
2	The performance conditions described in the ‘Report of the Directors’ in the Annual Report and Accounts 1999 have been met and the shares have vested. At the date of vesting, 10 March 2005, the market value per share was £8.48. At the date of the award, 10 March 2000, the market value per share was £7.09.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

				Monetary
				value of
	Awards	Awards		awards		Awards			Year in
	held at	made		made		held at			which
	1 January	during		during		30 June		Date of	awards
	2005	period	[1]	period	[2]	2005	[3]	award	may vest
				£000

Sir John Bond	–	458,389		4,000		466,177		27 May 2005	2008
D J Flint	–	171,896		1,500		174,817		27 May 2005	2008
M F Geoghegan	–	229,195		2,000		233,089		27 May 2005	2008
S K Green	–	286,493		2,500		291,361		27 May 2005	2008
A W Jebson	–	162,155		1,415		164,910		27 May 2005	2008

Unless otherwise indicated, vesting of these shares is subject to the performance conditions described in the ‘Directors’ Remuneration Report’ in the Annual Report and Accounts 2004 being satisfied. Under the Securities and Futures Ordinance of Hong Kong, interests held through The HSBC Share Plan are categorised as the interests of a beneficiary of a trust.

1	At the date of the award, 27 May 2005, the market value per share was £8.68. The shares acquired by the Trustee of the Plan were purchased at an average price of £8.726.
2	The face value of the awards compared to awards under the HSBC Holdings Restricted Share Plan 2000 reflects the significantly more challenging vesting schedule of the HSBC Share Plan where maximum value will only be released to the individual if Group performance is at a very high level.
3	Includes additional shares arising from scrip dividends.

At 30 June 2005, the aggregate interests of the executive Directors in HSBC Holdings ordinary shares of US$0.50 each pursuant to the Securities and Futures Ordinance of Hong Kong, including interests arising through the HSBC Holdings Savings-Related Share Option Plan, the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan, are: Sir John Bond – 1,641,218 (0.01 per cent of shares in issue); D J Flint – 657,558 (0.01 per cent of shares in issue); M F Geoghegan – 541,299 (0.00 per cent of shares in issue); S K Green – 1,079,555 (0.01 per cent of shares in issue); and A W Jebson – 697,515 (0.01 per cent of shares in issue).

No Directors held any short positions as defined in the Securities and Futures Ordinance of Hong Kong. Save as stated above, none of the Directors had an interest in any shares or debentures of any HSBC or associated corporation at the beginning or at the end of the period, and none of the Directors or members of their immediate family was awarded or exercised any right to subscribe for any shares or debentures during the period.

Since the end of the period, the interests of each of the following Directors have increased by the number of HSBC Holdings ordinary shares shown against their name:

	Beneficial		Child under 18				Jointly with		Beneficiary
	owner		or spouse		Trustee		another person		of a trust

Sir John Bond	54	[1]	28	[2]	–		–		10,905	[3]
R K F Ch’ien	432	[4]	–		–		–		–
Baroness Dunn	1,228	[4]	–		–		–		–
D J Flint	485	[5]	–		–		–		5,074	[6]
M F Geoghegan	–		–		–		–		4,127	[6]
S K Green	2,038	[7]	142	[4]	–		–		6,942	[6]
J W J Hughes-Hallett	–		–		1,000	[8]	–		–
A W Jebson	939	[4]	–		–		–		5,225	[6]
Sir Brian Moffat	–		–		–		101	[4]	–
S W Newton	48	[4]	–		–		–		–
Sir Brian Williamson	144	[4]	–		–		–		–

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

1	The automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager (35 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (13 shares) and the automatic reinvestment of dividends on shares held in the Plan (6 shares).
2	The automatic reinvestment of dividend income by an Individual Savings Account or Personal Equity Plan manager.
3	Scrip dividend on awards held under the HSBC Holdings Restricted Share Plan 2000 (5,851 shares), The HSBC Share Plan (4,119 shares) and on shares held in a Trust (935 shares).
4	Scrip dividend.
5	Scrip dividend on shares held as beneficial owner (428 shares), the acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (13 shares), the automatic reinvestment of dividends on shares held in the Plan (6 shares) and the automatic reinvestment of a cash dividend by an Individual Savings Account or Personal Equity Plan manager (38 shares).
6	Scrip dividend on awards held under the HSBC Holdings Restricted Share Plan 2000 and The HSBC Share Plan.
7	The acquisition of shares in the HSBC Holdings UK Share Ownership Plan through regular monthly contributions (13 shares), the automatic reinvestment of dividends on shares held in the Plan (6 shares) and scrip dividend on shares held as beneficial owner (2,019 shares).
8	Non-beneficial.

2 Share option plans

In order to align the interests of staff with those of shareholders, share options are awarded to employees under all-employee share plans and discretionary share incentive plans. The following are particulars of outstanding employee share options, including those held by employees working under employment contracts that are regarded as ‘continuous contracts’ for the purposes of the Hong Kong Employment Ordinance. The options were granted at nil consideration. No options have been granted to substantial shareholders, suppliers of goods or services, or in excess of the individual limit for each share plan. No options were cancelled during the period. Save as indicated below, no options were awarded, exercised or lapsed during the period. Particulars of options held by Directors of HSBC Holdings are set out on page 170.

All-employee share plans

HSBC Holdings Savings-Related Share Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from	[1]	Exercisable until	[2]	Options at 1 January 2005	Options awarded during period	[3]	Options exercised during period	[4]	Options lapsed during period	Options at 30 June 2005

1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		199,542	–		160,650		27,840	11,052
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		10,085,436	–		555,742		193,651	9,336,043
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		68,525	–		42,156		24,223	2,146
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		3,728,076	–		136,355		142,410	3,449,311
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		1,474,971	–		59,541		47,839	1,367,591
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		4,212,972	–		88,560		177,055	3,947,357
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		7,878,002	–		208,681		448,315	7,221,006
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		13,049,424	–		168,368		651,690	12,229,366
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		4,255,200	–		46,348		383,336	3,825,516
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		6,327,198	–		28,425		349,412	5,949,361
24 May 2005	6.6792	1 Aug 2008		31 Jan 2009		–	4,779,913		–		8,670	4,771,243
24 May 2005	6.6792	1 Aug 2010		31 Jan 2011		–	5,890,418		–		4,938	5,885,480

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 23 May 2005, the day before the options were awarded, was £8.675.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.675.

The fair value of options granted in the period under the Plan was £21.9 million.

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HSBC Holdings Savings-Related Share Option Plan: International
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from	[1]	Exercisable until	[2]	Options at 1 January 2005	Options awarded during period	[3]	Options exercised during period	[4]	Options lapsed during period	Options at 30 June 2005

1 Apr 1999	5.3980	1 Aug 2004		31 Jan 2005		170,388	–		103,666		66,722	–
10 Apr 2000	6.0299	1 Aug 2005		31 Jan 2006		15,687,141	–		125,008		682,738	14,879,395
11 Apr 2001	6.7536	1 Aug 2004		31 Jan 2005		374,043	–		85,864		288,179	–
11 Apr 2001	6.7536	1 Aug 2006		31 Jan 2007		1,341,245	–		6,786		23,850	1,310,609
2 May 2002	6.3224	1 Aug 2005		31 Jan 2006		3,063,749	–		16,936		189,925	2,856,888
2 May 2002	6.3224	1 Aug 2007		31 Jan 2008		1,151,329	–		3,305		24,621	1,123,403
23 Apr 2003	5.3496	1 Aug 2006		31 Jan 2007		10,459	–		–		–	10,459
23 Apr 2003	5.3496	1 Aug 2008		31 Jan 2009		10,488	–		–		–	10,488
8 May 2003	5.3496	1 Aug 2006		31 Jan 2007		16,384,589	–		36,914		389,786	15,957,889
8 May 2003	5.3496	1 Aug 2008		31 Jan 2009		6,265,693	–		10,495		104,837	6,150,361
21 Apr 2004	6.4720	1 Aug 2007		31 Jan 2008		49,524	–		–		–	49,524
21 Apr 2004	6.4720	1 Aug 2009		31 Jan 2010		14,488	–		–		–	14,488
10 May 2004	6.4720	1 Aug 2007		31 Jan 2008		10,118,832	–		9,068		348,572	9,761,192
10 May 2004	6.4720	1 Aug 2009		31 Jan 2010		3,272,604	–		1,497		48,506	3,222,601
24 May 2005	6.6792	1 Aug 2008		31 Jan 2009		–	12,304,413		–		3,242	12,301,171
24 May 2005	6.6792	1 Aug 2010		31 Jan 2011		–	4,019,911		–		1,135	4,018,776

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to six months beyond the normal exercise period.
3	The closing price per share on 23 May 2005, the day before the options were awarded, was £8.675.
4	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.765.

The fair value of options granted in the period under the Plan was £33.4 million.

Discretionary share incentive plans

HSBC Holdings Executive Share Option Scheme
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from	[1]	Exercisable until	Options at 1 January 2005	Options exercised during period	[2]	Options lapsed during period	Options at 30 June 2005

7 Mar 1995	2.1727	7 Mar 1998		7 Mar 2005	100,500	100,500		–	–
1 Apr 1996	3.3334	1 Apr 1999		1 Apr 2006	350,670	54,000		–	296,670
24 Mar 1997	5.0160	24 Mar 2000		24 Mar 2007	781,911	79,750		–	702,161
12 Aug 1997	7.7984	12 Aug 2000		12 Aug 2007	14,625	–		–	14,625
16 Mar 1998	6.2767	16 Mar 2001		16 Mar 2008	1,433,143	165,132		–	1,268,011
29 Mar 1999	6.3754	3 Apr 2002		29 Mar 2009	23,318,365	2,190,459		18,917	21,108,989
10 Aug 1999	7.4210	10 Aug 2002		10 Aug 2009	142,658	20,708		–	121,950
31 Aug 1999	7.8710	31 Aug 2002		31 Aug 2009	4,000	–		–	4,000
3 Apr 2000	7.4600	3 Apr 2003		3 Apr 2010	17,845,939	1,316,623		164,545	16,364,771

1	May be advanced to an earlier date in certain circumstances, e.g. retirement.
2	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.72.

The HSBC Holdings Executive Share Option Scheme expired on 26 May 2000. No options have been granted under the Scheme since that date.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Holdings Group Share Option Plan
HSBC Holdings ordinary shares of US$0.50

						Options		Options		Options
					Options at	awarded		exercised		lapsed	Options at
Date of	Exercise	Exercisable		Exercisable	1 January	during		during		during	30 June
award	price (£)	from	[1]	until	2005	period	[2]	period	[3]	period	2005

4 Oct 2000	9.6420	4 Oct 2003		4 Oct 2010	389,352	–		–		1,901	387,451
23 Apr 2001	8.7120	23 Apr 2004		23 Apr 2011	44,805,457	–		367,544		131,223	44,306,690
30 Aug 2001	8.2280	30 Aug 2004		30 Aug 2011	317,230	–		9,475		1,700	306,055
7 May 2002	8.4050	7 May 2005		7 May 2012	52,613,475	–		857,118		254,036	51,502,321
30 Aug 2002	7.4550	30 Aug 2005		30 Aug 2012	444,625	–		–		–	444,625
2 May 2003	6.9100	2 May 2006		2 May 2013	54,801,850	–		41,325		337,180	54,423,345
29 Aug 2003	8.1300	29 Aug 2006		29 Aug 2013	569,070	–		–		460	568,610
3 Nov 2003	9.1350	3 Nov 2006		3 Nov 2013	4,069,800	–		–		–	4,069,800
30 Apr 2004	8.2830	30 Apr 2007		30 Apr 2014	62,319,187	–		38,500		427,064	61,853,623
27 Aug 2004	8.6500	27 Aug 2007		27 Aug 2014	340,160	–		–		–	340,160
20 Apr 2005	8.3620	20 Apr 2008		20 Apr 2015	–	7,470,195		–		–	7,470,195

1	May be advanced to an earlier date in certain circumstances, e.g. on the death of a participant.
2	The closing price per share on 19 April 2005, the day before the options were awarded, was £8.285.
3	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.80.

The fair value of options granted in the period under the Plan was £12.0 million.

The HSBC Holdings Group Share Option Plan expired on 26 May 2005. No options have been granted under the Plan since that date.

The HSBC Share Plan
HSBC Holdings ordinary shares of US$0.50

Date of award	Exercise price (£)	Exercisable from	[1]	Exercisable until	[2]	Options at 1 January 2005	Options awarded during period	[3]	Options exercised during period	Options lapsed during period	Options at 30 June 2005

21 Jun 2005	8.794	21 Jun 2008		21 Jun 2009		–	552,526		–	–	552,526

1	May be advanced to an earlier date in certain circumstances, e.g. on the death of a participant.
2	May be extended to a later date in certain circumstances, e.g. on the death of a participant, the executors may exercise the option up to 12 months beyond the normal exercise period.
3	The closing price per share on 20 June 2005, the day before the options were awarded, was £8.78.

The fair value of options granted in the period under the Plan was £0.6 million.

Calculation of fair values

Fair values of share options awarded in 2005, measured at the date of grant of the option, are calculated using a binomial lattice methodology that is based on the underlying assumptions of the Black-Scholes model. When modelling options where vesting is dependent on HSBC’s Total Shareholder Return over a period, this performance target is incorporated into the model using Monte Carlo simulation. Non-market conditions, such as HSBC meeting earnings per share targets, are not incorporated into the calculation of fair value at grant date but are reflected in the amount of compensation expense accrued over the vesting period.

The expected life of options depends on the behaviour of option holders, which is incorporated into the option model consistent with historic observable data. Prior to 2004, share options were valued using a simpler methodology also based on the Black-Scholes model.

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The fair values calculated are inherently subjective and uncertain due to the assumptions made and the limitations of the model used. The significant assumptions used to estimate the fair value of the options granted in 2005 are as follows:

	The HSBC Share Plan	HSBC Holdings Group Share Option Plan	Savings-Related Share Option Plans

			3 year	5 year

Risk-free interest rate (%)	4.3	4.6	4.3	4.3
Expected life (years)[1]	4	7.8	3	5
Expected volatility (%)	20%	20%	20%	20%

1	Expected life is not a single input parameter but a function of various behavioural assumptions.

The risk-free rate was determined from the UK gilts zero-coupon yield curve. Expected volatility is estimated by considering historic average HSBC share price volatility and implied volatility for traded options over HSBC shares of similar maturity to those of the employee options. In addition, expected dividend yield was based on historic levels of dividend growth denominated in sterling and benchmarked against consensus analyst forecasts.

CCF and subsidiary company plans

When it was acquired in 2000, CCF and certain of its subsidiary companies operated employee share option plans under which options could be granted over their respective shares. No further options will be granted under any of these subsidiary company plans. The following are outstanding options to acquire shares in CCF and its subsidiaries.

CCF
shares of €5

					Options		Options
				Options at	exercised		lapsed	Options at
	Exercise	Exercisable	Exercisable	1 January	during		during	30 June
Date of award	price (€)	from	until	2005	period	[1]	period	2005	[1]

22 Jun 1995	34.00	22 Jun 1997	22 Jun 2005	52,000	52,000		–	–
9 May 1996	35.52	9 May 1998	9 May 2006	64,500	1,000		–	63,500
7 May 1997	37.05	7 Jun 2000	7 May 2007	215,560	18,730		–	196,830
29 Apr 1998	73.48	7 Jun 2000	29 Apr 2008	388,298	59,839		–	328,459
7 Apr 1999	81.71	7 Jun 2000	7 Apr 2009	588,422	63,670		–	524,752
12 Apr 2000	142.50	1 Jan 2002	12 Apr 2010	857,500	55,800		–	801,700

1	Following exercise of the options, the CCF shares will be exchanged for HSBC Holdings ordinary shares in the same ratio as for the acquisition of CCF (13 HSBC Holdings ordinary shares for each CCF share). At 30 June 2005, The HSBC Holdings Employee Benefit Trust 2001 (No. 1) held 23,542,858 HSBC Holdings ordinary shares which may be exchanged for CCF shares arising from the exercise of these options.

Banque Chaix
shares of €16
Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2005	Options exercised during period	Options lapsed during period	Options at 30 June 2005

7 Jun 2000	105.94	7 Jun 2005	7 Dec 2005	10,000	–	–	10,000

Banque de Baecque Beau
shares of no par value
Date of award	Exercise price (€)	Exercisable from	Exercisable until	Options at 1 January 2005	Options exercised during period	Options lapsed during period	Options at 30 June 2005

22 Dec 2000	61.66	22 Dec 2003	22 Dec 2005	11,500	11,500	–	–

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Banque de Savoie
shares of €16
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005

9 Sep 1999	64.79	9 Sep 2004	9 Mar 2005	5,000	5,000	–	–
14 Jun 2000	69.52	14 Jun 2005	14 Dec 2005	5,100	–	–	5,100

Banque Dupuy de Parseval
shares of €20
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005

3 Apr 2000	36.36	3 Apr 2005	3 Jul 2005	5,000	5,000	–	–
8 Jun 2000	39.50	8 Jun 2005	8 Sep 2005	5,000	5,000	–	–

Crédit Commercial du Sud Ouest
shares of €15.25
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005

9 Sep 1999	95.89	9 Sep 2004	9 Mar 2005	7,500	7,500	–	–
7 Jun 2000	102.29	7 Jun 2005	7 Dec 2005	7,500	–	–	7,500

HSBC Private Bank France
shares of €2
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005	[1]

21 Dec 1999	10.84	21 Dec 2000	21 Dec 2009	170,500	78,750	–	91,750
9 Mar 2000	12.44	27 Jun 2004	31 Dec 2010	149,460	34,780	–	114,680
15 May 2001	20.80	15 May 2002	15 May 2011	254,025	3,375	–	250,650
7 Sep 2001	15.475	7 Sep 2005	7 Oct 2007	331,500	–	16,000	315,500
1 Oct 2002	22.22	2 Oct 2005	1 Oct 2012	225,450	–	7,875	217,575

1	Following exercise of the options, the HSBC Private Bank France shares will be exchanged for HSBC Holdings ordinary shares in the ratio of 1.83 HSBC Holdings ordinary shares for each HSBC Private Bank France share. At 30 June 2005, The CCF Employee Benefit Trust 2001 held 2,078,040 HSBC Holdings ordinary shares which may be exchanged for HSBC Private Bank France shares arising from the exercise of these options.

Netvalor
shares of €415
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005

22 Dec 1999	415	22 Dec 2004	22 Dec 2006	2,410	–	2,410	–
19 Dec 2000	415	19 Dec 2005	19 Dec 2007	3,270	–	3,270	–

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Sinopia Asset Management
shares of €0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (€)	from	until	2005	during period	[1]	during period	2005

15 Oct 1999	18.80	15 Oct 2004	15 Apr 2005	30,000	30,000		–	–
18 Feb 2000	18.66	18 Feb 2005	18 Aug 2005	95,500	95,500		–	–

1	Following exercise of the options, the Sinopia shares were exchanged for HSBC Holdings ordinary shares in the ratio of 2.143 HSBC Holdings ordinary shares for each Sinopia share. The HSBC Holdings ordinary shares exchanged for Sinopia shares were met from The CCF Employee Benefit Trust 2001.

Union de Banques à Paris
shares of €16
				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
Date of award	price (€)	from	until	2005	during period	during period	2005
12 Jul 2000	47.81	12 Jul 2005	12 Jan 2006	22,400	–	–	22,400

HSBC Finance Corporation and subsidiary company plans

Following the acquisition of Household International (now HSBC Finance Corporation) in 2003, all outstanding options and equity-based awards over HSBC Finance Corporation common shares were converted into rights to receive HSBC Holdings ordinary shares in the same ratio as the share exchange offer for the acquisition of HSBC Finance Corporation (2.675 HSBC Holdings ordinary shares for each HSBC Finance Corporation common share) and the exercise prices per share were adjusted accordingly. No further options will be granted under any of these plans.

All outstanding options and other equity-based awards over HSBC Finance Corporation common shares granted before 14 November 2002, being the date the transaction was announced, vested on completion of the acquisition. Options and equity-based awards granted on or after 14 November 2002 will be exercisable on their original terms, save that they have been adjusted to reflect the exchange ratio.

At 30 June 2005, the HSBC (Household) Employee Benefit Trust 2003 held 3,779,139 HSBC Holdings ordinary shares and 2,200,000 American Depositary Shares, each of which represents five HSBC Holdings ordinary shares, which may be used to satisfy the exercise of employee share options.

HSBC Finance Corporation
1984 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

7 Feb 1995	5.09	7 Feb 1996	7 Feb 2005	148,142	148,142		–	–
13 Nov 1995	7.43	13 Nov 1996	13 Nov 2005	283,131	84,263		–	198,868

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.76.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

HSBC Finance Corporation
1996 Long-Term Executive Incentive Compensation Plan
HSBC Holdings ordinary shares of US$0.50
					Options at	Options		Options	Options at
	Exercise	Exercisable		Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from		until	2005	during period	[1]	during period	2005

11 Nov 1996	11.43	11 Nov 1997		11 Nov 2006	1,006,469	369,150		–	637,319
14 May 1997	11.29	14 May 1998		14 May 2007	200,630	–		–	200,630
10 Nov 1997	14.60	10 Nov 1998		10 Nov 2007	4,016,020	569,775		–	3,446,245
15 Jun 1998	17.08	15 Jun 1999		15 Jun 2008	802,500	–		–	802,500
1 Jul 1998	19.21	1 Jul 1999		1 Jul 2008	80,250	–		–	80,250
9 Nov 1998	13.71	9 Nov 1999		9 Nov 2008	4,695,629	40,125		–	4,655,504
17 May 1999	16.99	17 May 2000		17 May 2009	334,375	–		–	334,375
3 Jun 1999	16.32	3 Jun 2000		3 Jun 2009	200,625	–		–	200,625
31 Aug 1999	13.96	31 Aug 2000		31 Aug 2009	345,077	–		–	345,077
8 Nov 1999	16.96	8 Nov 2000		8 Nov 2009	4,869,841	–		–	4,869,841
30 Jun 2000	15.70	30 Jun 2001		30 Jun 2010	26,846	–		–	26,846
8 Feb 2000	13.26	8 Feb 2001		8 Feb 2010	66,875	–		–	66,875
13 Nov 2000	18.40	13 Nov 2001		13 Nov 2010	6,379,208	–		–	6,379,208
12 Nov 2001	21.37	12 Nov 2002		12 Nov 2011	7,571,322	–		–	7,571,322
20 Nov 2002	10.66	20 Nov 2003	[2]	20 Nov 2012	7,111,494	563,812		–	6,547,682

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.69.
2	25 per cent of the original award is exercisable on each of the first, second, third and fourth anniversaries of the date of award. May be advanced to an earlier date in certain circumstances, e.g. retirement.

HSBC Finance Corporation
1996 Long-Term Executive Incentive Compensation Plan[1]
HSBC Holdings ordinary shares of US$0.50
						Rights at	Rights		Rights	Rights at
	Exercise	Exercisable		Exercisable		1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	[2]	until	[2]	2005	during period	[3]	during period	2005

15 Nov 2002	nil	15 Nov 2005		15 Nov 2007		7,222	–		–	7,222
20 Nov 2002	nil	20 Nov 2005		20 Nov 2007		1,789,084	23,033		34,090	1,731,961
2 Dec 2002	nil	2 Dec 2005		2 Dec 2007		10,701	–		–	10,701
16 Dec 2002	nil	16 Dec 2005		16 Dec 2007		35,846	–		–	35,846
20 Dec 2002	nil	20 Dec 2005		20 Dec 2007		164,514	13,375		10,700	140,439
2 Jan 2003	nil	2 Jan 2006		2 Jan 2008		1,338	–		–	1,338
15 Jan 2003	nil	15 Jan 2006		15 Jan 2008		31,432	–		–	31,432
3 Feb 2003	nil	3 Feb 2006		3 Feb 2008		9,635	–		–	9,635
14 Feb 2003	nil	14 Feb 2006		14 Feb 2008		187,518	–		–	187,518
3 Mar 2003	nil	3 Mar 2006		3 Mar 2008		1,338	–		–	1,338

1	Awards of Restricted Stock Rights which represent a right to receive shares if the employee remains in the employment of HSBC Finance Corporation at the date of vesting.
2	Restricted Stock Rights vest one-third on each of the third, fourth and fifth anniversaries of the date of award. Vesting may be advanced to an earlier date in certain circumstances, e.g. retirement.
3	The weighted average closing price of the shares immediately before the dates on which rights were exercised was £8.90.

HSBC Finance Corporation
Non-Qualified Deferred Compensation Plan for Restricted Stock Rights
HSBC Holdings ordinary shares of US$0.50
				Rights at	Rights		Rights	Rights at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

10 May 2000	nil	10 May 2002	10 May 2005	181,125	181,125		–	–

1	The weighted average closing price of the shares immediately before the dates on which rights were exercised was £8.61.

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HSBC Finance Corporation
Non-Qualified Deferred Compensation Plan for Stock Option Exercises
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005
2 Feb 1991	2.48	2 Feb 1992	15 Jul 2005	20,819	20,819		–	–

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £9.00.

Beneficial Corporation
1990 Non-Qualified Stock Option Plan
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

15 Nov 1995	6.00	15 Nov 1996	15 Nov 2005	177,600	80,204		–	97,396
20 Nov 1996	7.86	20 Nov 1997	20 Nov 2006	289,704	–		–	289,704
13 Dec 1996	7.54	13 Dec 1997	13 Dec 2006	65,624	–		–	65,624
14 Nov 1997	9.20	14 Nov 1998	14 Nov 2007	131,248	–		–	131,248
19 Nov 1997	9.39	19 Nov 1998	19 Nov 2007	405,274	–		–	405,274
1 Dec 1997	9.68	1 Dec 1998	1 Dec 2007	65,624	–		–	65,624

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.71.

Beneficial Corporation
BenShares Equity Participation Plan
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

31 Jan 1997	9.87	31 Jan 1998	31 Jan 2007	41,317	3,284		–	38,033
15 Nov 1997	11.04	15 Nov 1998	15 Nov 2007	55,696	5,335		–	50,361

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.89.

Renaissance Holdings, Inc.
Amended and Restated 1997 Stock Incentive Plan
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

31 Oct 1997	1.25	31 Oct 1998	31 Oct 2007	4,739	2,210		–	2,529
1 Jan 1998	1.25	1 Jan 1999	1 Jan 2008	1,424	–		–	1,424
1 Oct 1998	1.74	1 Oct 1999	1 Oct 2008	1,606	–		–	1,606
1 Jan 1999	2.24	1 Jan 2000	1 Jan 2009	5,024	–		–	5,024

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.79.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

Bank of Bermuda plans

Following the acquisition of Bank of Bermuda in 2004, all outstanding options over Bank of Bermuda shares were converted into rights to receive HSBC Holdings ordinary shares based on the consideration of US$40 for each Bank of Bermuda share and the average closing price of HSBC Holdings ordinary shares, derived from the London Stock Exchange Daily Official List, for the five business days preceding the closing date of the acquisition. No further options will be granted under any of these plans.

All outstanding options over Bank of Bermuda shares vested on completion of the acquisition. At 30 June 2005, the HSBC (Bank of Bermuda) Employee Benefit Trust 2004 held 3,121,615 HSBC Holdings ordinary shares which may be used to satisfy the exercise of these options.

Bank of Bermuda
Executive Share Option Plan 1997
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

1 Jul 1998	9.61	1 Jul 1999	1 Jul 2008	67,813	–		–	67,813
23 Feb 1999	7.40	23 Feb 2000	23 Feb 2009	18,464	–		6,780	11,684
3 Aug 1999	7.10	3 Aug 2000	3 Aug 2009	9,331	–		–	9,331
4 Feb 2000	7.21	4 Feb 2001	4 Feb 2010	67,925	–		9,249	58,676
7 Apr 2000	7.37	7 Apr 2001	7 Apr 2010	385	385		–	–
29 May 2000	7.21	29 May 2001	29 May 2010	15,411	–		15,411	–
1 Jun 2000	7.04	1 Jun 2001	1 Jun 2010	61,649	–		–	61,649
31 Jul 2000	10.11	31 Jul 2001	31 Jul 2010	166,454	–		–	166,454
19 Sep 2000	11.31	19 Sep 2001	19 Sep 2010	40,458	–		40,458	–
11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.42.

Bank of Bermuda
Share Option Plan 2000
HSBC Holdings ordinary shares of US$0.50
				Options at	Options		Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised		lapsed	30 June
Date of award	price (US$)	from	until	2005	during period	[1]	during period	2005

11 Jan 2001	14.27	11 Jan 2002	11 Jan 2011	161,829	–		–	161,829
6 Feb 2001	16.41	6 Feb 2002	6 Feb 2011	1,067,606	22,972		75,608	969,026
29 Mar 2001	15.39	29 Mar 2002	29 Mar 2011	540	–		270	270
16 Apr 2001	15.57	16 Apr 2002	16 Apr 2011	539	–		–	539
6 Jun 2001	18.35	6 Jun 2002	6 Jun 2011	8,091	–		–	8,091
16 Jul 2001	16.87	16 Jul 2002	16 Jul 2011	224,631	–		47,266	177,365
28 Aug 2001	15.39	28 Aug 2002	28 Aug 2011	13,486	–		–	13,486
26 Sep 2001	12.79	26 Sep 2002	26 Sep 2011	459,651	–		–	459,651
16 Jan 2002	16.11	16 Jan 2003	16 Jan 2012	3,678	–		1,226	2,452
30 Jan 2002	15.60	30 Jan 2003	30 Jan 2012	1,226	–		–	1,226
5 Feb 2002	16.09	5 Feb 2003	5 Feb 2012	1,421,151	39,905		78,763	1,302,483
5 Feb 2002	16.41	5 Feb 2003	5 Feb 2012	1,383	–		–	1,383
10 Jul 2002	15.84	10 Jul 2003	10 Jul 2012	12,260	–		–	12,260
9 Sep 2002	12.34	9 Sep 2003	9 Sep 2012	61,299	61,299		–	–
16 Dec 2002	11.27	16 Dec 2003	16 Dec 2012	6,130	6,130		–	–
4 Feb 2003	10.69	4 Feb 2004	4 Feb 2013	359,867	2,967		24,843	332,057
1 Apr 2003	11.97	1 Apr 2004	1 Apr 2013	28,541	28,541		–	–
21 Apr 2003	11.85	21 Apr 2004	21 Apr 2013	48,853	–		–	48,853

1	The weighted average closing price of the shares immediately before the dates on which options were exercised was £8.82.

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Bank of Bermuda
Directors’ Share Option Plan
HSBC Holdings ordinary shares of US$0.50

Date of				Options at	Options	Options	Options at
	Exercise	Exercisable	Exercisable	1 January	exercised	lapsed	30 June
award	price (US$)	from	until	2005	during period	during period	2005

22 Sep 1999	8.02	22 Sep 2000	22 Sep 2009	7,706	–	–	7,706
20 Sep 2000	11.31	20 Sep 2001	20 Sep 2010	9,440	–	–	9,440
28 Mar 2001	15.76	28 Mar 2002	28 Mar 2011	18,205	–	–	18,205
3 Apr 2002	16.01	3 Apr 2003	3 Apr 2012	34,328	–	–	34,328
30 Apr 2003	12.23	30 Apr 2004	30 Apr 2013	9,808	–	–	9,808

3 Notifiable interests in share capital

According to the register maintained by HSBC Holdings under section 211 of the Companies Act 1985:

• Legal and General Investment Management Limited gave notice on 11 June 2002 that it had an interest in 284,604,788 HSBC Holdings ordinary shares, representing 3.01 per cent of the ordinary shares in issue at that date;

• Barclays PLC gave notice on 2 June 2005 that it had an interest on 31 May 2005 in HSBC Holdings ordinary shares, representing 3.14 per cent of the ordinary shares in issue at that date; and

• Credit Suisse First Boston gave notice on 27 July 2005 that it had an interest on 25 July 2005 in 688,987,294 HSBC Holdings ordinary shares, representing 6.11 per cent of the ordinary shares in issue at that date.

There are no notifiable interests in the equity share capital recorded in the register maintained under section 336 of the Securities and Futures Ordinance of Hong Kong.

4 Dealings in HSBC Holdings shares

Except for market-making and other dealings as intermediaries by HSBC Bank, HSBC CCF Financial Products (France) SNC and The Hongkong and Shanghai Banking Corporation, which are members of a European Economic Area exchange, neither HSBC Holdings nor any subsidiary undertaking has bought, sold or redeemed any securities of HSBC Holdings during the six months ended 30 June 2005.

5 Registers of shareholders – second interim dividend for 2005

The Overseas Branch Register of shareholders in Hong Kong will be closed for one day, on Friday 19 August 2005. Any person who has acquired shares registered on the Hong Kong Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 18 August 2005 in order to receive the second interim dividend for 2005, which will be payable on 5 October 2005. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 19 August 2005 in order to receive the dividend.

Any person who has acquired shares registered on the Overseas Branch Register of shareholders in Bermuda but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 19 August 2005 in order to receive the dividend.

Transfers of American Depositary Shares must be lodged with the depositary by 12 noon on Friday 19 August 2005 in order to receive the dividend.

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H S B C  H O L D I N G S  P L C

Additional Information (continued)

6 Proposed third interim dividend for 2005

As announced in 2004, the Board has adopted a policy of paying quarterly dividends. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the third interim dividend for 2005 will be US$0.14 per ordinary share. The proposed timetable for the third interim dividend for 2005 is:

Announcement	7 November 2005
American Depositary Shares quoted ex-dividend in New York	22 November 2005
Shares quoted ex-dividend in London, Hong Kong and Bermuda	23 November 2005
Record date and closure of Hong Kong Overseas Branch Register of shareholders for one day	25 November 2005
Shares quoted ex-dividend in Paris	28 November 2005
Payment date	19 January 2006

7 Final results and fourth interim dividend for 2005

The results for the year to 31 December 2005 will be announced on Monday 6 March 2006. It is intended that any fourth interim dividend for 2005 that is announced on that date would be payable on 11 May 2006 to shareholders on the Register on 24 March 2006. HSBC Holdings ordinary shares would be quoted ex-dividend in London, Hong Kong and Bermuda on 22 March 2006 and in Paris on 27 March 2006. The American Depositary Shares would be quoted ex-dividend in New York on 22 March 2006.

8 Corporate governance

HSBC is committed to high standards of corporate governance. HSBC Holdings has complied throughout the six months to 30 June 2005 with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council. The terms of reference of the Group Audit Committee and the Remuneration Committee were modified in February 2005 to incorporate certain provisions set out in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited which came into effect on 1 January 2005. HSBC Holdings has complied with all other applicable code provisions of the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the six months to 30 June 2005.

The Board of HSBC Holdings has adopted a code of conduct for transactions in HSBC Group securities by Directors that complies with The Model Code in the Listing Rules of the Financial Services Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers (‘Hong Kong Model Code’) set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code, primarily to take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2004 in respect of the number and remuneration of employees, remuneration policies and share option plans.

9 Telephone and online share dealing service

For shareholders on the Principal Register who are resident in the UK, Channel Islands or Isle of Man with a UK, Channel Islands or Isle of Man postal address, and who hold an HSBC Bank personal current account, the sharedealing service HSBC InvestDirect is available for buying and selling HSBC Holdings ordinary shares. Details are available from:

HSBC InvestDirect Exchange Place Poseidon Way Leamington Spa Warwickshire CV34 6BY UK

Telephone: 08456 002 469 Web: www.investdirect.hsbc.co.uk

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10 Copies of the Interim Report

Further copies of the Interim Report may be obtained from Group Corporate Affairs, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; or from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from Employee Communications, HSBC Finance Corporation, 2700 Sanders Road, Prospect Heights, Illinois 60070, USA; or from the HSBC web site, www.hsbc.com.

Shareholders may at any time choose to receive corporate communications in printed form or electronically. To register online to receive electronic communications, or revoke or amend an instruction to receive electronic communications, go to www.hsbc.com/ecomms. If you received this document electronically and would like to receive a printed copy or would like to receive future shareholder communications in printed form, please write to the appropriate Registrars at the address given below. Printed copies will be provided without charge.

A Chinese translation of this and future documents may be obtained on request from the Registrars. Please also contact the Registrars if you have received a Chinese translation of this document and do not wish to receive such translations in the future.

Principal Register	Hong Kong Overseas Branch	Bermuda Overseas Branch
	Register	Register
Computershare Investor Services PLC	Computershare Hong Kong Investor Services Limited	Corporate Shareholder Services
PO Box 1064	46th Floor, Hopewell Centre	The Bank of Bermuda Limited
The Pavilions	183 Queen’s Road East	6 Front Street
Bridgwater Road	Hong Kong	Hamilton HM11
Bristol BS99 3FA		Bermuda
United Kingdom

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H S B C  H O L D I N G S  P L C

Glossary of Terms

Terms used	Brief description

The Act	The Companies Act 1985 (UK)
ADS	American depositary share
AIEA	Average interest-earning assets
ALCO	Asset and liability management committee
Amendment	Amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement: the Fair Value Option’
Bank of Bermuda	The Bank of Bermuda Limited, which was acquired in February 2004
Basel Committee	The Basel Committee on Banking Supervision
Basel II	The Final Accord of the Basel Committee on proposals for a new capital adequacy framework
BoC	The Bank of Canada
BoCom	Bank of Communications, China’s fifth largest bank
Brazilian operations	HSBC Bank Brasil S.A.-Banco Múltiplo and subsidiaries, plus Banco Lloyds TSB S.A. and Losango Promotora de Vendas Limitada
CCF	CCF S.A., HSBC’s French banking subsidiary
ECB	European Central Bank
ED	Exposure Draft
EIR	Effective Interest Rate
EU	European Union
Federal Reserve	The Central Bank of the United States
Federal Reserve Board	The Board of Governors of the Federal Reserve System
FRS	Financial Reporting Standard (UK)
FSA	Financial Services Authority (UK)
FTE	Full-time equivalent staff numbers
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GHOS	Hong Kong Government Home Ownership Scheme
Global Markets	HSBC’s treasury and capital markets services in Corporate, Investment Banking and Markets
Group	HSBC Holdings together with its subsidiary undertakings
Hang Seng Bank	Hang Seng Bank Limited, the second largest bank in Hong Kong by market capitalisation
HFC Bank	HFC Bank plc, the UK-based consumer finance business acquired by
HSBC as part of the acquisition of HSBC Finance
HNAH	HSBC North America Holdings Inc., HSBC’s highest level US bank holding company
Hong Kong	The Hong Kong Special Administrative Region of the People’s Republic of China
Hong Kong Model Code	The Model Code for Securities Transactions by Directors of Listed Issuers set out in the Rules Governing the Listing of Securities on the HKSE
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank Plc, formerly Midland Bank plc
HSBC Bank Argentina	HSBC Bank Argentina S.A.
HSBC Bank A.S.	HSBC Bank A.S., HSBC’s subsidiary in Turkey
HSBC Bank Brasil	HSBC Bank Brasil S.A.-Banco Múltiplo, HSBC’s retail banking operation in Brazil, formerly Banco Bamerindus do Brasil S.A.
HSBC Bank Canada	HSBC Bank Canada, HSBC’s Canadian subsidiary
HSBC Bank Malaysia	HSBC Bank Malaysia Berhad
HSBC Bank Middle East	HSBC Bank Middle East Limited, formerly The British Bank of the Middle East
HSBC Bank USA	HSBC Bank USA, N.A., HSBC’s retail bank in the US
HSBC Finance	HSBC Finance Corporation, formerly Household International, Inc
HSBC Holdings	HSBC Holdings plc

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Terms used	Brief description

HSBC Mexico	Grupo Financiero HSBC, S.A. de C.V., the fourth-largest bank in Mexico by deposits and assets
HSBC Premier	HSBC’s Premium Global Banking Service
HSBC Private Bank (Suisse)	HSBC Private Bank (Suisse) S.A., HSBC’s private bank in Switzerland (formerly HSBC Republic Bank (Suisse) S.A.)
HUB	HSBC’s Universal Banking System
IAS	International Accounting Standard
IAS 32	Financial Instruments Disclosure and Presentation
IAS 39	Financial Instruments Recognition and Measurement
IASB	International Accounting Standards Board
IFRS 4	Insurance Contracts
IMF	International Monetary Fund
IFRIC	International Financial Reporting Interpretations Committee
IFRSs	International Financial Reporting Standards
Losango	Losango Promotora de Vendas Ltda, the Brazilian consumer finance company
Mainland China	The People’s Republic of China excluding Hong Kong
M&S Money	Marks and Spencer Retail Financial Services Holdings Limited
MME	Middle market enterprise
MSRs	Mortgage servicing rights
NAFTA	North American Free Trade Agreement
Ping An	Ping An Insurance Company of China Limited, the second-largest life insurer in mainland China, in which HSBC holds a 19.9 per cent stake
Repos	Sale and repurchase transactions
RMB	Renminbi, the currency of mainland China
S&P 500	Standard & Poor’s index of 500 major stocks in the US
SME	Small to medium-sized enterprise
SEC	US Securities and Exchange Commission
The Hongkong and Shanghai Banking Corporation	The Hongkong and Shanghai Banking Corporation Limited, the founding member of the HSBC Group
The Saudi British Bank	An associated company of HSBC, incorporated in the Kingdom of Saudi Arabia
TSR	Total shareholder return
UK	The United Kingdom
UK GAAP	UK Generally Accepted Accounting Principles
US	The United States of America
US GAAP	US Generally Accepted Accounting Principles
VAR	Value at risk
WTAS	Wealth and Tax Advisory Services, Inc.

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H S B C  H O L D I N G S  P L C

Index

Accounting policies 120	Debt securities in issue 144
Accruing loans past due 90 days or more 98	Defined terms – Inside front cover
Allowances	Deposits by banks 143
for impaired loans 84	Derivatives
individually assessed allowances 84	by contract type 150
collectively assessed allowances 85	cash flow hedges 150
Assets	fair value hedges 150
by customer group 27	hedging derivatives 149
by geographical region 36	trading derivatives 149
charged as security for liabilities 145	valued using models with unobservable
deployment 24	inputs 151
Auditor’s review report 160	use of 148
Auditor’s special purpose report 168	Directors
Balance sheet (consolidated) 116	biographies 8
Basis of preparation of accounts 119	interests 169
Capital framework	Distribution of results 3
future developments 111	Dividends 137, 182
management and allocation 110	Earnings and dividends per share 137
structure 113	Economic background
Cash flow	Europe 38
consolidated statement 118	Hong Kong 47
ratios 2	Rest of Asia-Pacific 54
reconciliation to profit before tax 147	North America 62
Cautionary statement – Inside Front Cover	South America 72
Charge-offs 86	Economic profit 25
Commercial Banking	Effect of IFRSs 110
business highlights 31	Equity shares 122
performance in Europe 40	Europe
performance in Hong Kong 48	economic background 38
performance in Rest of Asia-Pacific 56	profit before tax 37
performance in North America 65	profit before tax by customer group 43
performance in South America 73	Fair value and price verification control 103
Consolidated statement for the half-year 117	Fair value option 162
Constant currency 2	Fee and commission income 162
Contents – Inside front cover	Financial assets designated at fair value 127
Contingent liabilities and commitments 148	Financial highlights 1
Copies of the Interim Report 183	Financial investments 141
Corporate governance 182	Financial liabilities designated at fair value 127
Corporate, Investment Banking and Markets	Financial risk 108
business highlights 32	Funds under management 25
performance in Europe 41	Future developments – Basel II 111
performance in Hong Kong 48	Geographical regions 36
performance in Rest of Asia-Pacific 56	Goodwill impairment 79
performance in North America 66	Group advances to personal customers 96
performance in South America 74	Group Chairman’s Comment 4
Credit risk management 82	Hong Kong
Critical accounting policies 78	economic background 47
Cross-border exposures 86	profit before tax 46
Customer accounts 143	profit before tax by customer group 50
Customer groups 27	HSBC Holdings plc funding 101
Customer loans and advances by industry	IFRS effect on capital adequacy 110
sector 89	Impairment allowances 94
Customer loans and advances by principal area	Impairment of loans 78
within Rest of Asia-Pacific and South	Income statement (consolidated) 114
America 92	Incurred but not yet identified impairment 85
Dealings in HSBC Holdings shares 181	Insurance 162

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Insurance and financial risk management 108
Insurance risk 108
Interim Report 159
Investment securities 161
Key impact analysis on opening balance sheet 161
Liquidity and funding management 100
Litigation 159
Loan impairment 162
Loan impairment charges and other credit risk
provisions 21, 94, 138
Loan portfolio 87
Loans and advances
to banks 141
to customers 141
Market risk management 102
Movements in equity 145
Net earned insurance premiums 18
Net fee income 15
Net income from financial instruments designated at fair value 17
Net insurance claims incurred and movement in policyholder liabilities 20
Net interest income 12
future net interest income 106
Net interest margin 14
Non-equity minority interest reclassification 162
Non-performing loans 86, 98
Non-trading portfolios 105
North America
economic background 62
profit before tax 61
profit before tax by customer group 68
Notifiable interests in share capital 181
Offsetting of financial assets and financial liabilities 162
Operating expenses 22
Operational risk management 109
‘Other’ customer group business highlights 35
Other operating income 19
Pension and other post-retirement benefits 138
Performance ratios 2
Personal Financial Services
business highlights 30
performance in Europe 39
performance in Hong Kong 47
performance in Rest of Asia-Pacific 55
performance in North America 63
performance in South America 73
Portfolios 85
Potential problem loans 98
Primary sources of funding 100
Principal accounting policies 120
Private Banking
business highlights 34
performance in Europe 41
performance in Hong Kong 49
performance in Rest of Asia-Pacific 57
performance in North America 67
performance in South America 74
Profit before tax 11
by country 37, 46, 53, 61, 71
by customer group 27, 155
by geographical region 36, 152
consolidated 115
summary 11
Ratios – capital and performance 2
Reconciliation of consolidated balance sheet 164
Reconciliation of movements in equity 145
Reconciliation of profit before tax to net cash flow
from operating activities 147
Recognised income and expense (consolidated
statement) 117
Registers of shareholders 181
Regulation and supervision
future developments 111
Reputational risk management 109
Reserves 146
Rest of Asia-Pacific
economic background 54
profit before tax 53
profit before tax by customer group 58
Restructuring of loans 86
Retirement benefits 138
Risk management
credit 82
insurance 108
financial 108
liquidity 100
market 102
operational 109
reputational 109
Risk elements 99
Risk elements in the loan portfolio 97
Risk-weighted assets by principal
subsidiary 114
Sale and repurchase and settlement
liabilities 114
Segment analysis
by geographical region 152
by customer group 155
Sensitivity of projected net interest income 107
Share capital 145
notifiable interests 181
Share dealing service 182
Share option plans
Bank of Bermuda plans 180
CCF and subsidiary company plans 175
calculation of fair values 174
discretionary share incentive plans 173
all-employee share plans 172

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H S B C   H O L D I N G S   P L C

Index (continued)

HSBC Finance Corporation and subsidiary
company plans 172
Shareholders’ funds for year (reconciliation of
movements in equity) 145
Source and application of Tier 1 capital 112
South America
economic background 72
profit before tax 71
profit/(loss) before tax by customer group 75
Structural foreign exchange exposures 108
Subordinated liabilities 144
Tax expense 139
Telephone and on-line share dealing service 182
Total shareholders’ return 2
Trading
assets and financial investments 25, 140
market risk 104
Trading income 16
Transition to IFRSs 119, 158
Troubled debt restructurings 98
Valuation of financial instruments 80
Value at risk 102

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This document comprises the Interim Report 2005 to shareholders and information contained herein is being filed on Form 6-K with the US Securities and Exchange Commission (‘SEC’), for HSBC Holdings plc and its subsidiary and associated undertakings.

HSBC HOLDINGS PLC
Incorporated in England with limited liability. Registered in England: number 617987

REGISTERED OFFICE AND GROUP HEAD OFFICE
8 Canada Square, London E14 5HQ,
United Kingdom Web: www.hsbc.com

© Copyright HSBC Holdings plc 2005
All rights reserved
No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of HSBC Holdings plc.

Published by Group Finances, HSBC Holdings plc, London

Designed by Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, Hong Kong

Cover printed by St Ives Westerham Press Ltd and text pages by St Ives Direct Edenbridge Limited, both in Edenbridge, UK, on Revive Special Silk paper using vegetable oil-based inks. Made in Spain, the paper comprises 30% virgin fibre from forests certified according to Forest Stewardship Council standards, 30% de-inked post-consumer waste, 10% mill broke and 30% virgin fibre. Pulps used are elemental chlorine-free.

Stock number 98255-9

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:	/s/ P A STAFFORD
Name:	P A Stafford
Title:	Assistant Group Secretary
Date: 5 August 2005